As filed with the Securities and Exchange Commission on December 23, 2016

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VISTRA ENERGY CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4911	36-4833255
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephanie Zapata Moore

Vistra Energy Corp.

Executive Vice President and General Counsel

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent of Service)

With a copy to:

William D. Howell Sidley Austin LLP 2021 McKinney Avenue Dallas, Texas 75201 (214) 981-3418	Edward F. Petrosky Sidley Austin LLP 787 7th Avenue New York, New York 10019 (212) 839-5455

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, par value $0.01 per share	168,748,919	$14.095	$2,378,516,013	$275,670.01

(1)	Estimated solely for the purpose of calculating the registration fee for the securities pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low price of the registrant’s common stock on December 19, 2016, as reported on the OTCQX U.S. market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. None of the selling stockholders of our common stock may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2016

Vistra Energy Corp.

168,748,919 Shares of Common Stock

This prospectus relates to 168,748,919 shares of Vistra Energy Corp. common stock, par value $.01 per share, which we refer to as our common stock or the Vistra Energy common stock, which may be offered for resale from time to time by the stockholders named under the heading “Selling Stockholders,” whom we refer to as the selling stockholders. The shares of our common stock offered under this prospectus may be resold by the selling stockholders at fixed prices, prevailing market prices at the times of sale, prices related to such prevailing market prices, varying prices determined at the times of sale or negotiated prices and, accordingly, we cannot determine the price or prices at which shares of our common stock may be resold. The shares of our common stock offered by this prospectus and any prospectus supplement may be resold by the selling stockholders directly to investors or to or through underwriters, dealers or other agents, as described in more detail in this prospectus. For more information, see “Plan of Distribution.” We do not know if, when or in what amounts a selling stockholder may offer shares of our common stock for resale. The selling stockholders may resell all, some or none of the shares of our common stock offered by this prospectus in one or multiple transactions.

We will not receive any of the proceeds from the resale of the shares of our common stock by the selling stockholders, but we have agreed to pay certain registration expenses.

Our common stock is quoted on the OTCQX U.S. market under the symbol “VSTE.” On December 19, 2016, the closing sales price of our common stock as reported on the OTCQX market was $14.23 per share. We have applied to list our common stock for trading on the             , which we refer to as             , under the symbol “              .”

Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the information referred to under the heading “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 ,         .

About This Prospectus

In this prospectus, except as otherwise indicated herein, or as the context may otherwise require, all references to “Vistra Energy,” “the Company,” “we,” “us” and “our” refer to (a) Vistra Energy Corp. and, unless the context otherwise requires, its direct and indirect subsidiaries and (b) prior to its emergence from bankruptcy (Emergence), Texas Competitive Electric Holdings Company LLC, a Delaware limited liability company, and, unless the context otherwise requires, its direct and indirect subsidiaries (our Predecessor).

This prospectus is part of a resale registration statement that we have filed with the Securities and Exchange Commission (the Commission), using a “shelf” registration process. Under this shelf registration process, the selling stockholders may offer and resell, from time to time, an aggregate of up to 168,748,919 shares of our common stock under this prospectus in one or more offerings. In some cases, the selling stockholders will also be required to provide a prospectus supplement containing specific information about them and the terms on which they are offering and reselling our common stock. We may also add, update or change in a prospectus supplement information contained in this prospectus. To the extent any statement made in a future prospectus supplement is inconsistent with statements made in this prospectus, the statements made in such prospectus supplement shall control and the statements made in this prospectus will be deemed modified or superseded by those made in such prospectus supplement. As a result, you should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the registration statement of which this prospectus is a part, before you make any investment decision with respect to shares of our common stock.

The selling stockholders named herein acquired their shares of our common stock as part of the Third Amended Joint Plan of Reorganization (the Plan) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) of Energy Future Holdings Corp. (EFH Corp.) and the substantial majority of its direct and indirect subsidiaries (collectively, the Debtors), including Energy Future Intermediate Holding Company LLC (EFIH), Energy Future Competitive Holdings Company LLC (EFCH) and our Predecessor, but excluding Oncor Electric Delivery Holdings Company LLC and its direct and indirect subsidiaries (collectively, Oncor). For more information see “Prospectus Summary — Reorganization and Emergence” and “The Reorganization and Emergence.”

Except as otherwise explicitly stated, the historical financial information and accompanying financial statements and corresponding notes contained in this prospectus reflect the actual historical consolidated results of operations, cash flows and financial condition of our Predecessor for the periods presented and do not give effect to the Plan, Emergence or the adoption of fresh-start reporting. Thus, such financial information may not be representative of our results of operations, cash flows or financial condition subsequent to the Effective Date. Because our Predecessor ceased owning and operating its historical business upon Emergence and Vistra Energy will continue to own and operate, directly and indirectly, substantially the same business that our Predecessor owned and operated prior to Emergence, references herein to “our” historical consolidated financial information (or data derived therefrom) should be read to refer to the historical consolidated financial information of our Predecessor.

The selling stockholders may only offer to resell, and seek offers to buy, shares of our common stock in jurisdictions where offers and sales are permitted. You should rely only on the information contained in this prospectus and any accompanying prospectus supplement. Neither we, nor the selling stockholders, have authorized anyone to provide you with information other than that contained in this prospectus or any accompanying prospectus supplement and, if such information is provided to you, then you should not rely on it. Neither we, nor the selling stockholders, take any responsibility for, and can provide no assurance as to the accuracy or completeness of, any other information that others may give you. Neither we, nor the selling stockholders, have authorized any other person to provide you with different or additional information, and neither we nor the selling stockholders are making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock hereunder. Our business, financial condition, cash flows, results of operations and prospects may have changed since the date on the front cover of this prospectus.

GLOSSARY

When the following industry terms and abbreviations appear in this prospectus, they have the meanings indicated below (unless otherwise expressly set forth or as the context otherwise indicates).

CCGT	Combined cycle gas turbine

CFTC	United States Commodity Futures Trading Commission

CO2	Carbon dioxide

CSAPR	Cross-State Air Pollution Rule issued by the EPA in July 2011

CTs	Combustion turbines

DOE	United States Department of Energy

EPA	United States Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas

FERC	United States Federal Energy Regulatory Commission

fossil fuel	A natural fuel, such as coal, oil or natural gas, formed in the geological past from the remains of living organisms

GHG	Greenhouse gas

GWh	Gigawatt-hours

IPP	Independent power producer

ISO	Independent system operator

load	Demand for electricity

market heat rate	The wholesale market price of electricity divided by the market price of natural gas

MATS	Mercury and Air Toxics Standard established by the EPA

MMBtu	Million British thermal units

MW	Megawatts

MWh	Megawatt-hours

MSHA	United States Mine Safety and Health Administration

NERC	North American Electric Reliability Corporation

NOx	Nitrogen oxide

NRC	United States Nuclear Regulatory Commission

NYMEX	The New York Mercantile Exchange, a commodity derivatives exchange

ORDC	Operating Reserve Demand Curve, pursuant to which wholesale electricity prices in the ERCOT real-time market increase automatically as available operating reserves decrease below defined threshold levels

PPAs	Power purchase agreements

PURA	Public Utility Regulatory Act

PUCT	Public Utility Commission of Texas

RCT	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

REP	Retail electric provider

SO2	Sulfur dioxide

TCEQ	Texas Commission on Environmental Quality

TRE	Texas Reliability Entity, Inc., an independent organization that develops reliability standards for the ERCOT region and monitors and enforces compliance with NERC standards and monitors compliance with ERCOT protocols

TWh	Terawatt-hours

VOLL	Value of lost load

v

PROSPECTUS SUMMARY

This summary highlights the more detailed information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require, all references to “Vistra Energy,” “the Company,” “we,” “us” and “our” refer to (a) Vistra Energy Corp. and, unless the context otherwise requires, its direct and indirect subsidiaries and (b) prior to its emergence from bankruptcy (Emergence), Texas Competitive Electric Holdings Company LLC, a Delaware limited liability company, and, unless the context otherwise requires, its direct and indirect subsidiaries (our Predecessor).

Our Company

Vistra Energy is a leading energy company operating an integrated power business in Texas, which includes TXU Energy and Luminant. Through TXU Energy and Luminant, our integrated business engages in retail sales of electricity and related services to end users, wholesale electricity sales and purchases, power generation, commodity risk management, fuel production and fuel logistics management. We are committed to providing superior customer service, maintaining operational excellence, applying an integrated approach to managing risk, applying a disciplined approach to managing costs, continuing our track record of superior corporate responsibility and citizenship and effectively managing through varying business cycles in the competitive power markets. Our goal is to deliver long-term value to our stockholders by maintaining a strong balance sheet and strong liquidity profile in order to provide us with the flexibility to pursue a range of capital deployment strategies, including investing in our current business, funding attractive organic and acquisition-driven growth opportunities and returning capital to our stockholders.

We operate as an integrated company that provides complete electricity solutions to our customers and to the broader ERCOT market. Our company is comprised of:

•	our brand name retail electricity provider business, TXU Energy™, which is the largest retailer of electricity in Texas with approximately 1.7 million residential, commercial and industrial customers as of September 30, 2016, and maintains the highest residential customer retention rate of any Texas retail provider in its respective core market;

•	our market-leading electricity generation business, Luminant, which operates approximately 17,000 MW of fuel-diverse installed capacity in Texas as of September 30, 2016, including the electricity that TXU Energy uses to supply its retail customers and that we sell to third parties in the wholesale market or otherwise;

•	our premier wholesale commodity risk management operation, which dispatches our generation fleet in response to market conditions, markets the electricity generated by our facilities to our customers (including TXU Energy) and the broader ERCOT market, procures fuel from third parties for use at our electric generating facilities and performs the risk management services for Luminant and TXU Energy that enables the delivery of cost-effective electricity to the wholesale market and retail end-users;

•	our well-established mining, fuel handling and logistics operations, which supply fuel to our diverse fleet of electric generating facilities and manage our real property holdings throughout the enterprise; and

•	our efficient, low-cost support organizations, which provide the necessary services to meet our compliance obligations, support our integrated electricity solutions and assist in conducting our business in an environmentally responsible and regulatory-compliant manner.

All of our operations teams (mining and fuel handling; wholesale commodity risk management, asset optimization and generation fleet dispatch; power generation; retail electricity marketing, sales and services; and

strategic sourcing, supply chain and procurement) are integrated. The integrated nature of these operations allows us, where appropriate, to manage these operations with close alignment, which we believe provides us better market insight and a reduction of the impact of commodity price volatility as compared to our non-integrated competitors. The balance between our retail and wholesale operations creates a uniquely integrated company that is the largest power generator and retail provider of electricity in Texas. We sell retail electricity and value-added services, primarily through TXU Energy, to approximately 1.7 million residential, commercial and industrial customers in Texas as of September 30, 2016. Additionally, we sell electricity and related products generated by our fleet of electric generating units, which had an aggregate of approximately 17,000 MW of generating capacity as of September 30, 2016. We also procure wholesale electricity and related commodities to fuel our generation facilities and supply our retail business. We also manage a well-established mining operation that has over 40 years of experience in supplying fuel to our fleet in a safe and environmentally responsible manner. Our generation portfolio is diverse and flexible in terms of fuel types and dispatch characteristics, which enables us to respond to changing market conditions and regulatory developments. The charts below show our market-leading position among power generators and electricity retailers in Texas. We believe the combination of these charts illustrates the unique opportunity that is created from our integrated business model.

Date: 2015 Source: SNL	Date: 2015 Source: EIA Note: Rankings do not combine a company that may own multiple brands.

Our Integrated Business Model

We believe the key factor that distinguishes us from others in our industry is the integrated nature of our business (i.e., pairing Luminant’s reliable and efficient mining, generating and wholesale commodity risk management capabilities with TXU Energy’s retail platform) which, in our view, represents a unique company structure in the competitive ERCOT market and other competitive electricity markets across the country. We believe our integrated business model creates a unique opportunity because, relative to our non-integrated competitors, it insulates us from commodity price movements and provides unique earnings stability. Consequently, our integrated business model will be at the core of our business strategy.

The chart below depicts the integrated nature of our business and summarizes the unique advantages of our integrated business model.

To further illustrate the benefits of our integrated business model, the chart below highlights the competitive advantages of our integrated business model as compared to our non-integrated competitors (i.e., pure-play IPPs and non-integrated REPs).

	IPP Model – Competitive Pressures	Retail Model – Competitive Pressures	Vistra Energy – Integrated Advantage

Commodity Exposure Related	◾ Low price environment puts pressure on “long” commodity IPP model ◾ Lack of depth of wholesale market makes meaningful long term hedging challenging	◾ Lowprice environment encourages competitive entry ◾ Lackof market depth to hedge supply requirements presents risk management issue	◾ Mitigatescash flow volatility from exposure to commodity prices ◾ Retailchannel provides an internal offset to generation (and vice versa) ◾ Lowerhedging transaction and collateral costs

Impact of Technology	◾ Technology advancement in, and subsidization of, wind, solar, and storage ◾ Low load growth environment; trends toward distributed generation and efficiency	◾ Trend towards energy efficiency and “green” products	◾ Opportunity to use customer channels to expand integrated model to new technology ◾ Creates new ways to engage customers and promotes long term relationships

New Entrants	◾ Continued new build at questionable economics leads to high reserve margins & volatility in capacity prices	◾ Very aggressive / unsustainable pricing from new entrants / competitors	◾ Retail and wholesale diversification provides earnings stability and capital efficiencies relative to pure-play new entrants

Regulatory/ Political	◾ Regulatoryand political focus on emissions ◾ Considerableoversight with numerous restrictions on market behavior ◾ Onerousrules regarding asset retirement

◾  ERCOT is only fully competitive retail market in North America (price-to-beat expired in 2007)

◾  Non ERCOT retail market faces structural challenges

-    Default provider sets effective ceiling price

-    Utilities retain most customers and the customer interface, limiting opportunities to differentiate

◾ As largest retail provider in ERCOT, the only fully deregulated retail market, TXU Energy lowers risk profile of overall portfolio compared to competitors in other markets

Our Operations

Our primary operations consist of electricity solutions, including retail sales of electricity and related products to end users, power generation (including operations and maintenance and outage and project management) and sales of electric generating unit output in the wholesale marketplace, asset optimization and commodity risk management performed on an integrated basis for our retail and wholesale positions, and fuel logistics and management. These operations work together on an integrated basis, which allows us to realize efficiencies and alignment in all aspects of the electricity generation and sales operation.

We operate solely in the growing ERCOT electricity market, which we view as one of the most attractive power markets in the United States. As described in more detail below, ERCOT is an ISO that manages the flow of electricity to approximately 24 million Texas customers, representing 90% of the state’s load, and spanning approximately 75% of its geography, as of September 30, 2016.

Texas has one of the fastest growing populations of any state in the United States and has a diverse economy, which has resulted in a significant and growing competitive retail electricity market. We are an active participant in the competitive ERCOT market and continue to be a market leader, which we believe is driven by, among other things, having one of the lowest customer complaint rates, according to the PUCT, having an integrated power generation operation that allows us to efficiently obtain the electricity needed to serve our customers at the lowest cost, and leveraging the experience of our wholesale commodity risk management operations to optimize our cost to procure electricity and other products on behalf of our customers. We provided electricity to approximately 24% and 19% of the residential and commercial customers in ERCOT, respectively, as of September 30, 2016. We have differentiated ourselves by providing a distinctive customer experience predicated on delivering reliable and innovative power products and solutions to our customers, such as Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UPSM renewable energy credit program and a diverse set of solar options, which give our customers choice, convenience and control over how and when they use electricity and related services. We competitively market our retail electricity and related services to acquire, serve and retain both retail and wholesale customers. Our wholesale customers represent a cross section of industrial users, other competitive retail electric providers, municipalities, cooperatives and other end-users of electricity. We are able to better serve our retail customers through our unique affiliation with our wholesale commodity risk management personnel who are able to structure products and contracts in a way that offers significant value compared to stand-alone retail electric providers. Additionally, our generation business protects our retail business from power price volatility, by allowing it to bypass bid-ask spread in the market (particularly for illiquid products and time periods), which results in significantly lower collateral costs for our retail business as compared to other, non-integrated retail electric providers. Moreover, our retail business insulates, to some extent, our wholesale generation business. This is because the retail load requirements of our retail operations (primarily TXU Energy) provides a natural offset to the length of Luminant’s generation portfolio thereby reducing the exposure to wholesale power price volatility as compared to a non-integrated pure-play IPP.

Our power generation fleet is diverse and flexible in terms of dispatch characteristics as our fleet includes baseload, intermediate/load-following and peaking generation. Our wholesale commodity risk management business is responsible for dispatching our generation fleet in response to market needs after implementing portfolio optimization strategies, thus linking and integrating the generation fleet production with our retail customer and wholesale sales opportunities. Market demand, also known as load, faced by an electric power system such as ERCOT varies from moment to moment as a result of changes in business and residential demand, much of which is driven by weather. Unlike most other commodities, the production and consumption of electricity must remain balanced on an instantaneous basis. There is a certain baseline demand for electricity across an electric power system that occurs throughout the day, which is typically satisfied by baseload generating units with low variable operating costs. Baseload generating units can also increase output to satisfy certain incremental demand and reduce output when demand is unusually low. Intermediate/load-following generating units, which can more efficiently change their output to satisfy increases in demand, typically satisfy a large proportion of changes in intraday load as they respond to daily increases in demand or unexpected changes in supply created by reduced generation from renewable resources or other generator outages. Peak daily loads are typically satisfied by peaking units. Peaking units are typically the most expensive to operate, but they can quickly start up and shut down to meet brief peaks in demand. In general, baseload units, intermediate/load-following units and peaking units are dispatched into the ERCOT grid in order from lowest to highest variable cost. Price formation in ERCOT, as with other competitive power markets in the United States, is typically based on the highest variable cost unit that clears the market to satisfy system demand at a given point in time.

As of September 30, 2016, our generation fleet consisted of 50 electric generating units, all of which are wholly owned, with the fuel types, dispatch characteristics and total installed nameplate generating capacity as shown in the table below:

Fuel Type	Dispatch	Installed Nameplate Generation Capacity (MW)	Number of Plant Sites	Number of Units
Nuclear	Baseload	2,300	1	2
Lignite	Baseload	2,737	2	4
Lignite/Coal	Intermediate/Load-Following	5,280	3	8
Natural Gas (CCGT)	Intermediate/Load-Following	2,988	2	14
Natural Gas (Steam and CTs)	Peaking	3,455	7	22

Total		16,760	15	50

Our wholesale commodity risk management business also procures renewable energy credits from wind generation to support our electricity sales to wholesale and retail to satisfy the increasing demand for renewable resources from customers. As of September 30, 2016, we had long-term PPAs to annually procure 390 MW of renewable energy. These renewable generation sources deliver electricity when conditions make them available, and, when on-line, they generally compete with baseload units. Because they cannot be relied upon to meet demand continuously due to their dependence on weather and time of day, these generation sources are categorized as non-dispatchable and create the need for intermediate/load-following resources to respond to changes in their output.

Our generation resources, which represented approximately 18% of the generation capacity in ERCOT as of September 30, 2016, allow us to annually generate, procure and sell approximately 75-85 TWh of electricity to wholesale and retail customers from nuclear, natural gas, lignite, coal and renewable generation resources. The chart below shows the diversification of our generation fleet in terms of fuel types and dispatch characteristics as of September 30, 2016.

Generation

2016; % MWs

The map below shows our significant footprint in Texas and further demonstrates the integrated nature of our business.

Our Competitive Strengths

We believe we are well-positioned to execute our business strategy of delivering long-term value to our stakeholders based on, among others, the following competitive strengths:

Uniquely situated integrated energy infrastructure company. We believe the key factor that distinguishes us from others in our industry is the integrated nature of our business (i.e., pairing Luminant’s reliable and efficient mining, generating and wholesale commodity risk management capabilities with TXU Energy’s retail platform). We believe this is a unique company structure in the competitive ERCOT market and other competitive electricity markets across the country. It is our view that our integrated business model provides us a competitive advantage and results in more stable earnings under all market environments relative to our non-integrated competitors. In general, non-integrated electricity retailers are subject to wholesale power price and resulting cash flow volatility when demand increases or supply tightens, which can potentially result in significant losses if an electricity retailer is not appropriately hedged. However, because of the risk mitigation created by our integrated business model, we believe our retail operations (primarily TXU Energy) are not as exposed to wholesale power price volatility as non-integrated retail power companies. Moreover, given the retail load requirements of our retail operations (primarily TXU Energy), the length of Luminant’s generation portfolio is not as exposed to wholesale power price volatility as compared to a non-integrated pure-play IPP. Additionally, our mining operations provide an alternative to other coal procurement sources and give us more flexibility in reaching the most cost-effective arrangements for our coal-fueled facilities. We believe these advantages make our business less subject to volatility risk than pure-play IPPs and non-integrated retail electric providers. Furthermore, we believe our integrated business model allows us to reduce sourcing and transaction costs and minimize credit and collateral requirements.

Highly valued retail brand and customer-focused operations. Our TXU Energy™ brand enjoys long-standing and strong brand recognition throughout ERCOT, enabling us to effectively acquire, serve and retain a broad spectrum of retail electricity customers. Our TXU Energy™ brand is viewed by customers as a symbol of a trustworthy, customer-centric, innovative and dependable electricity service. By leveraging our retail marketing capabilities, commitment to product innovation and deep knowledge of the ERCOT market and its customer base, we believe that we can maintain and grow our position as the largest retailer of electricity in the highly competitive ERCOT retail market. We have an operating model that has delivered attractive margins and strong customer satisfaction that has been consistently ranked by the PUCT as having among the lowest customer complaint rates in the ERCOT market. We drive positive results in our retail electricity business by functioning as a technology driven, multi-channel marketer with advanced analytics and product development capabilities. We have leveraged these capabilities and the TXU Energy™ brand to deliver a wide range of innovative power products and services to our customers, including Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UpSM renewable energy credit program and a diverse set of solar options, which give our customers choice, convenience and control over how and when they use electricity and related services. We believe our strong customer service, innovative products and trusted brand recognition have resulted in us maintaining the highest residential customer retention rate of any Texas retail electric provider in its respective core market.

Diversified generation sources and critical energy infrastructure. We maintain operational flexibility to provide reliable and responsive power under a variety of market conditions by utilizing generation sources that are diverse and flexible in terms of fuel types (nuclear, lignite, coal, natural gas and renewables) and dispatch characteristics (baseload, intermediate/load-following, peaking and non-dispatchable). These generation sources feature the following characteristics:

•	Except for periods of scheduled maintenance activities, our nuclear-fueled units are generally available to run at capacity.

•	Except for periods of scheduled maintenance activities, our lignite- and coal-fueled units are available to run at capacity or seasonally, depending on market conditions (i.e., during periods when wholesale electricity prices are greater than the unit’s variable production costs). Certain of these units run only during the summer peak period and at times go into seasonal layup during the months with lower seasonal demand.

•	Our CCGT units generally run during the intermediate/load-following periods of the daily supply curve.

•	Our natural gas-fueled generation peaking units supplement the aggregate nuclear-, lignite- and coal-fueled and CCGT generation capacity in meeting demand during peak load periods because production from certain of these units, particularly combustion-turbine units, can be more quickly adjusted up or down as demand warrants. With this quick-start capability, we are able to increase generation during periods of supply or demand volatility in ERCOT and capture scarcity pricing in the wholesale electricity market. These natural gas-fueled generation peaking units also help us mitigate unit-contingent outage risk by allowing us to meet demand even if one or more of our nuclear, lignite, coal or CCGT units is taken offline for maintenance.

•	The CCGT and natural gas-fueled generation peaking units also play a pivotal and increasing role in the ERCOT market by supplementing intermittent renewable generation through their versatile operations. We expect this versatility to increase in value over time as the ERCOT market continues to expand into renewable resources.

•	Our long-term PPAs with various renewable energy providers deliver electricity when natural conditions make renewable resources available. These resources position us to meet the market’s increasing demand for sustainable, low-carbon power solutions.

In addition, the commodity risk management and asset optimization strategies executed by our commercial operation supplement the electricity generated by our fleet with electricity procured in market transactions to ensure that we are supplying our customer obligations with the most cost-effective electricity options.

Competitive scale and highly effective, low-cost support operations. Our integrated company includes the largest power generator and retailer of electricity in Texas, as complemented by our mining and fuel handling operations and our wholesale commodity risk management business. As an integrated energy company with approximately 17,000 MW of generation capacity and approximately 1.7 million retail electricity customers, each as of September 30, 2016, we operate with significant scale. This scale enables us to conduct our business with certain operational synergies that are not available to smaller power generation or retail electricity businesses. The benefits of our significant scale include improved leverage of our low fixed costs, opportunities to share expertise across the portfolio of assets, enhanced procurement opportunities, development of, and the ability to offer, a wide array of products and services to our customers, shared expertise of employees, diversity of cash flows and a breadth of positive relationships with regulatory and governmental authorities. We believe these advantages, combined with a strong balance sheet and strong liquidity profile, enable us to operate with more financial flexibility than our competitors, and will enable us to prudently grow our existing business and pursue attractive growth opportunities in the future.

Positioned to capture upside in the attractive ERCOT market. We believe that the location of our business, solely in ERCOT, offers attractive upside opportunities. ERCOT is the only fully deregulated electricity market in the United States in that both the wholesale and retail markets are truly competitive. In addition to having a robust wholesale market, the ERCOT residential retail market does not have regulated providers or a standard offer service, which is unique among competitive retail markets in the United States. We believe our integrated business model uniquely positions us to benefit from this attractive, robust marketplace. The ERCOT market represents approximately 90% of the load in Texas, a state that is the seventh-largest power market in the world, according to the United States Energy Information Administration (EIA), and had a population growth rate of 8.8% between July 2010 and July 2015, more than double the United States population growth rate of 3.9% during the same period, according to the U.S. Census Bureau. ERCOT has shown historically above-average load growth compared to other power markets in the United States, according to the EIA, and ERCOT can be viewed as a “power island” due to its limited import and export capacity, which we believe creates a favorable power supply and demand dynamic. Total ERCOT power demand has grown at a compounded annual growth rate of approximately 1.5% from 2005 through 2015, compared to a range of -0.6% to 0.8% in other United States markets, according to ERCOT and the EIA, respectively.

We consider ERCOT to be one of the most well-developed power markets in the United States, providing a stable regulatory environment and significant price transparency, market liquidity and support to competitive generators and retail electric providers like us. The energy-only wholesale market structure in ERCOT offers a variety of potential revenue streams in addition to energy revenues such as ancillary services and the ORDC, which ERCOT implemented on June 1, 2014. A unique feature of the ERCOT energy market is the system-wide offer cap of $9,000/MWh, which is substantially higher than other markets with capacity markets. While the ERCOT market is currently oversupplied, we expect reserve margins to be forecasted to continue to compress over time due to growing demand, potential generation retirements and limited announced new-build projects, particularly of non-intermittent projects, further tightening the supply and demand balance and creating conditions that may generate increased price volatility and higher wholesale electricity prices. We believe that our existing asset base and integrated business model (including our integrated approach to risk management) will enable us to take advantage of these opportunities in a disciplined manner. See “— The ERCOT Market” below for more information about ERCOT and the ORDC.

In addition, in general, Luminant’s generation portfolio (primarily the nuclear, lignite and coal generation facilities) is positioned to increase in value to the extent there is a rebound in forward natural gas prices. We cannot predict, however, whether or not forward natural gas prices will rebound or the timing of any such rebound if it were to occur in the future.

Strong balance sheet and strong liquidity profile. In connection with Emergence, a substantial amount of the debt of our Predecessor was eliminated. As a result, we believe our balance sheet is strong given our low leverage relative to the cash flows generated from our integrated business. Further, we believe our financial leverage is prudent and, together with our strong cash flow and strong liquidity profile, provides us with significant competitive advantages relative to our competitors, especially those that have much more leverage than we do. Moreover, it is our view that our integrated business model combined with our strong balance sheet sets us apart from other non-integrated pure-play IPPs in our industry, particularly those that have much more leverage than we do. We believe that our integrated business model further improves our liquidity profile relative to our non-integrated competitors because such integration reduces our retail operations’ exposure to wholesale electricity price volatility resulting in our retail operations having lower collateral requirements with counterparties and ERCOT. We also believe a strong balance sheet allows us to manage through periods of commodity price volatility that may require incremental liquidity and positions us well to pursue a range of capital deployment strategies, including investing in our current business, funding attractive organic and acquisition-driven growth opportunities and returning capital to our stockholders. Consistent with our disciplined capital allocation approval process, growth opportunities we pursue will need to have compelling economic value in addition to fitting with our business strategy.

Proven, experienced management team. The members of our senior management team have significant industry experience, including experience operating in a competitive retail electricity environment, operating sophisticated power generation facilities, operating a safe and cost-efficient mining organization and managing the risks of competitive wholesale and retail electricity businesses. We believe that our management team’s history of safe and reliable operations in our industry, breadth of positive relationships with regulatory and legislative authorities and commitment to a disciplined and prudent operating cost structure and capital allocation will benefit our stakeholders. Moreover, between personal investments in our common stock and our incentive compensation arrangements, our management team has a meaningful stake in Vistra Energy, thereby closely aligning incentives between management and our stockholders.

Our Business Strategy

Our business strategy is to deliver long-term stakeholder value through a multi-faceted focus on the following areas:

Integrated business model. Our business strategy will be guided by our integrated business model because we believe it is our core competitive advantage and differentiates us from our non-integrated competitors. We believe our integrated business model creates a unique opportunity because, relative to our non-integrated competitors, it insulates us from commodity price movements and provides unique earnings stability. Consequently, our integrated business model will be at the core of our business strategy.

Superior customer service. Through TXU Energy, we serve the retail electricity needs of end-use residential, small business, commercial and industrial electricity customers through multiple sales and marketing channels. In addition to benefitting from our integrated business model, we leverage our strong brand, our commitment to a consistent and reliable product offering, the backstop of the electricity generated by our generation fleet, our industry-leading wholesale commodity risk management operations and exceptional, innovative and dependable customer service to differentiate our products and services from our competitors. We strive to be at the forefront of innovation with new offerings and customer experiences to reinforce our value proposition. We maintain a focus on solutions that give our customers choice, convenience and control over how and when they use electricity and related services, including Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UpSM renewable energy credit program and a diverse set of solar options. Our focus on superior customer service will guide our efforts to acquire new residential and commercial customers, serve and retain existing customers and maintain valuable sales channels for our electricity generation resources. We believe our strong customer service, innovative products and trusted brand have resulted in us maintaining the highest residential customer retention rate of any Texas retail electric provider in its respective core market.

Excellence in operations while maintaining an efficient cost structure. We believe that operating our facilities in a safe, reliable, environmentally compliant, and cost-effective and efficient manner is a foundation for delivering long-term stakeholder value. We also believe value increases as a function of making disciplined investments that enable our generation facilities to operate not only effectively and efficiently, but also safely, reliably and in an environmentally-compliant manner. We believe that an ongoing focus on operational excellence and safety is a key component to success in a highly competitive environment and is part of the unique value proposition of our integrated model. Additionally, we are committed to optimizing our cost structure and implementing enterprise-wide process and operating improvements without compromising the safety of our communities, customers and employees. In connection with Emergence, we implemented certain cost-reduction actions in order to better align and right-size our cost structure. We believe we have a highly effective and efficient cost structure and that our cost structure supports excellence in our operations. We will continue to refine and optimize our cost structure as opportunities arise.

Integrated hedging and commercial management. Our commercial team is focused on managing risk, through opportunistic hedging, and optimizing our assets and business positions. We actively manage our exposure to wholesale electricity prices in ERCOT, on an integrated basis, through contracts for physical delivery of electricity, exchange-traded and over-the-counter financial contracts, ERCOT term, day-ahead and real-time market transactions and bilateral contracts with other wholesale market participants, including other power generators and end-user electricity customers. These hedging activities include short-term agreements, long-term electricity sales contracts and forward sales of natural gas through financial instruments. The historically positive correlation between natural gas prices and wholesale electricity prices in the ERCOT market has provided us an opportunity to manage our exposure to the variability of wholesale electricity prices through natural gas hedging activities. We seek to hedge near-term cash flow and optimize long-term value through hedging and forward sales contracts. We believe our integrated hedging and commercial management strategy, in combination with a strong balance sheet and strong liquidity profile, will provide a long-term advantage through cycles of higher and lower commodity prices.

Disciplined capital allocation. Like any energy-focused business, we are potentially subject to significant commodity price volatility and capital costs. Accordingly, our strategy is to maintain a balance sheet with prudent financial leverage supported by readily accessible, flexible and diverse sources of liquidity. Our ongoing capital allocation priorities primarily include making necessary capital investments to maintain the safety and reliability of our facilities. Because we believe cost discipline and strong management of our assets and commodity positions are necessary to deliver long-term value to our stakeholders, we generally make capital allocation decisions that we believe will lead to attractive cash returns on investment. We are focused on optimal deployment of capital and intend to evaluate a range of capital deployment strategies including return of capital to stockholders in the form of dividends and/or share repurchases, investments in our current business and acquisition-driven growth investments.

Growth and enhancement. Our growth strategy leverages our core capabilities of multi-channel retail marketing in a large and competitive market, operating large-scale, environmentally sensitive, and diverse assets across a variety of fuel technologies, fuel logistics and management, commodity risk management, cost control, and energy infrastructure investing. We intend to opportunistically evaluate acquisitions of high-quality energy infrastructure assets and businesses that complement these core capabilities and enable us to achieve operational or financial synergies. To that end, our primary focus will target growth opportunities that expand or enhance our business position within ERCOT and are consistent with our integrated business model (including our stable earnings profile as compared to our non-integrated competitors). While we solely operate within ERCOT currently, we intend to evaluate energy infrastructure growth opportunities outside ERCOT that offer compelling value creation opportunities, including cost and operational improvements, organic growth opportunities and attractive and stable earnings profiles featuring multiple revenue streams. We also believe that there will continue to be significant acquisition opportunities for competitive power generation assets and retail electricity businesses in power markets in the United States based on, among other things, the continuing trend of separating competitive power generation assets from regulated utility assets. While we are intent on growing our business and creating value for our stockholders, we are committed to making disciplined investments that are consistent with our focus on maintaining a strong balance sheet and strong liquidity profile. As a result, consistent with our disciplined capital allocation approval process, growth opportunities we pursue will need to have compelling economic value in addition to fitting with our business strategy.

Corporate responsibility and citizenship. We are committed to providing safe, reliable, cost-effective and environmentally-compliant electricity for the communities and customers we serve. We strive to improve the quality of life in the communities in which we operate. We are also committed to being a good corporate citizen in the communities in which we conduct our operations. Our company and our employees are actively engaged in programs intended to support and strengthen the communities in which we conduct our operations. Our foremost giving initiatives, the United Way and TXU Energy Aid campaigns, have raised more than $30 million in employee and corporate contributions since 2000. Additionally, for more than 30 years, TXU Energy Aid has served as an integral resource for social service agencies that assist families in need, having helped more than 500,000 customers across Texas pay their electricity bills.

The ERCOT Market

ERCOT is an ISO that manages the flow of electricity from approximately 77,000 MW of installed capacity to 24 million Texas customers, representing 90% of the state’s electric load and spanning approximately 75% of its geography, as of September 30, 2016. ERCOT is a highly competitive wholesale electricity market with historically above-average demand growth, limited import and export capacity and increasing wholesale price caps, and is the seventh-largest power market in the world, according to the EIA. Population growth in Texas is currently expanding at well above the national average rate, with a growth rate of 8.8% between July 2010 and July 2016, more than double the United States population growth rate of 3.9% during the same period, according to the U.S. Census Bureau. ERCOT accounts for approximately 32% of the competitively served retail load in the United States and residential consumers in the ERCOT market consume approximately 32% more electricity than the average United States residential consumer according to the EIA. Total ERCOT power demand has grown at a compounded annual growth rate of approximately 1.5% from 2005 through 2015, compared to a range of -0.6% to 0.8% in other United States markets, according to ERCOT and the EIA, respectively. ERCOT was formed in 1970 and became the first ISO in the United States in September 1996. The following map illustrates ERCOT by regions:

As an energy-only market, ERCOT’s market design is distinct from other competitive electricity markets in the United States. Other markets maintain a minimum reserve margin through regulated planning, resource adequacy requirements and/or capacity markets. In contrast, ERCOT’s resource adequacy is predominately dependent on free-market processes and energy-market price signals. On June 1, 2014, ERCOT implemented the ORDC, pursuant to which wholesale electricity prices in the real-time electricity market increase automatically as available operating reserves decrease below defined threshold levels, creating a price adder. When operating reserves drop to 2,000 MW or less, the ORDC automatically adjusts power prices to the established VOLL, which is set at $9,000/MWh. Because ERCOT has limited excess generation capacity to meet high demand days due to its minimal import capacity, and peaking facilities have high operating costs, the marginal price of supply rapidly increases during periods of high demand. Historically, elevated temperatures in the summer months have driven high electricity demand in ERCOT. Many generators benefit from these sporadic periods of “scarcity pricing” in which power prices may increase significantly, up to the current $9,000/MWh price cap.

Transactions in ERCOT take place in two key markets: the day-ahead market and the real-time market. The day-ahead market is a voluntary, forward electricity market conducted the day before each operating day in which generators and purchasers of electricity may bid for one or more hours of electricity supply or consumption. The real-time market is a spot market in which electricity may be sold in five-minute intervals. The day-ahead market provides market participants with visibility into where prices are expected to clear, and the prices are not impacted by subsequent events. Conversely, the real-time market exposes purchasers to the risk of transient operational events and price spikes. These two markets allow market participants to manage their risk profile by adjusting their participation in each market. In addition, ERCOT uses ancillary services to maintain system reliability, including regulation service — up, regulation service — down, responsive reserve service and non-spinning reserve service. Regulation service up and down are used to balance the grid in a near-instantaneous fashion when supply and demand fluctuate due to a variety of factors, such as weather, generation outages, renewable production intermittency and transmission outages. Responsive reserves and non-spinning reserves are used by ERCOT when the grid is at, near or recovering from a state of emergency due to inadequate generation. Because ERCOT has one of the highest concentrations of wind capacity generation among United States markets, the ERCOT market is more susceptible to fluctuations in wholesale electricity supply due to intermittent wind production, making ERCOT more vulnerable to periods of generation scarcity.

Reorganization and Emergence

On April 29, 2014, Energy Future Holdings Corp. (EFH Corp.) and the substantial majority of its direct and indirect subsidiaries, including Energy Future Intermediate Holding Company LLC (EFIH), Energy Future Competitive Holdings Company LLC (EFCH) and our Predecessor, Texas Competitive Electric Holdings Company LLC, but excluding Oncor Electric Holdings Company LLC and its direct and indirect subsidiaries (Oncor), filed for bankruptcy protection (the Bankruptcy Filing or Petition) pursuant to Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code). We refer to EFH Corp. and the other entities that filed for bankruptcy collectively as the Debtors.

The Bankruptcy Filing resulted primarily from the adverse effects on the Debtors’ (including our Predecessor’s) business of lower wholesale electricity prices in ERCOT driven by the sustained decline in natural gas prices since mid-2008, together with the obligations from the substantial amount of debt EFH Corp. (including our Predecessor) had previously incurred as a result of the leveraged buy-out of EFH Corp. in October 2007. These market conditions challenged the results of operations and cash flows of EFH Corp. and our Predecessor and resulted in the inability to support their significant interest payments and pending debt maturities.

On August 29, 2016, the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court) confirmed the Debtors’ Third Amended Joint Plan of Reorganization (the Plan) solely with respect to EFCH and its subsidiaries (including our Predecessor) and certain other subsidiaries of EFH Corp. described in the Plan. We refer to these Debtors collectively as the T-Side Debtors. All of the other Debtors, which include EFH Corp. and EFIH, remain in bankruptcy and are referred to collectively as the EFH Debtors.

On October 3, 2016 (the Effective Date), the Plan with respect to the T-Side Debtors, including our Predecessor, became effective and the T-Side Debtors consummated their reorganization under the Bankruptcy Code and emerged from bankruptcy. Pursuant to the Plan, in connection with Emergence, among other actions, Vistra Energy was formed and became the ultimate parent holding company for the subsidiaries of our Predecessor and certain other subsidiaries of EFH Corp. identified in the Plan. In exchange for the cancellation of their allowed claims against our Predecessor, first-lien creditors of our Predecessor, including the selling stockholders named in this prospectus, received, among other things, newly issued shares of Vistra Energy common stock as well as certain rights (the TRA Rights) to receive payments from Vistra Energy of certain tax benefits, including those it realized as a result of the transactions entered into at Emergence under the terms of a tax receivable agreement (the Tax Receivable Agreement). See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

On the Effective Date, we entered into a number of agreements, including a Registration Rights Agreement (the Registration Rights Agreement), pursuant to which we agreed, among other matters, to register for resale with the Securities and Exchange Commission (the Commission) the shares of our common stock issued to the selling stockholders in connection with Emergence transactions. See “Certain Relationship and Related Party Transactions —Registration Rights Agreement.”

The following chart shows the ownership structure of Vistra Energy and certain of its key subsidiaries after giving effect to Emergence.

Vistra Energy Corp.
Vistra Intermediate Company LLC
Vistra Operations Company LLC
Vistra EP Properties Company
Luminant Energy Company LLC
Vistra Asset Company LLC
Luminant Generation and Mining Subsidiaries
Vistra Preferred Inc.*
4Change Energy Company LLC
TXU Energy Retail Company LLC
Comanche Peak Power Company LLC

As of December 15, 2016

*	100% Common Stock held by Vistra Asset Company LLC. Preferred stock held by outside investors

For a more detailed discussion of the Bankruptcy Filing and Emergence see “The Reorganization and Emergence.”

Recent Developments

On December 8, 2016, the board of directors of Vistra Energy (the Board) approved the payment of a special cash dividend in the aggregate amount of approximately $1 billion (the 2016 Special Dividend) to holders of record of our common stock on December 19, 2016. On December 14, 2016, Vistra Operations Company LLC (Vistra Operations) obtained (i) $1 billion aggregate principal amount of incremental term loans (the 2016 Incremental Term Loans) and (ii) $110 million of incremental revolving credit commitments under the Vistra Operations Credit Facilities (as defined herein). See “Description of Indebtedness — Credit Facilities” for further information. Proceeds from the 2016 Incremental Term Loans will be used to make the 2016 Special Dividend.

The Offering

The selling stockholders may offer all, some or none of their shares of our common stock from time to time. Please see “Plan of Distribution.”

The following table provides information regarding our common stock. The outstanding share information shown below is based on shares of our common stock outstanding as of December 15, 2016.

Issuer	Vistra Energy Corp.

Outstanding common stock that may be offered by the selling stockholders	Up to 168,748,919 shares

Common stock outstanding as of December 15, 2016	427,580,232 shares (1)

Use of proceeds	We will not receive any of the proceeds from the resale of our common stock by the selling stockholders. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Symbol for common stock	“ ”

Determination of offering price	The selling stockholders may resell all or any part of the shares of our common stock offered hereby from time to time at fixed prices, prevailing market prices at the times of sale, prices related to such prevailing market prices, varying prices determined at the times of sale or negotiated prices.

Dividend policy	Except for the 2016 Special Dividend, we have no present intention to pay cash dividends on our common stock. However, we are focused on optimal deployment of capital and intend to evaluate a range of capital deployment strategies, including the return of capital to stockholders in the form of dividends and/or share repurchases.

Any determination to pay dividends to holders of our common stock or to repurchase our common stock in the future will be at the sole discretion of the Board and will depend upon many factors, including our historical and anticipated financial condition, cash flows, liquidity and results of operations, capital requirements, market conditions, our growth strategy and the availability of growth opportunities, contractual prohibitions, applicable law and other factors that the Board deems relevant. See “Market Prices and Dividend Policy—Dividends and Dividend Policy.”

Risk factors	Before making a decision to invest in our common stock, you should carefully consider the information referred to under the heading “Risk Factors” beginning on page 24.

(1)	Unless indicated otherwise in this prospectus, the number of shares outstanding does not include:

•	7,296,854 shares of common stock issuable upon exercise of stock options issued pursuant to our 2016 Incentive Plan (as defined herein);

•	2,139,999 shares of common stock issuable following vesting in settlement of restricted stock units outstanding under our 2016 Incentive Plan; and

•	13,063,147 shares of common stock reserved for future issuance under our 2016 Incentive Plan.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information

Summary Historical Financial Information

The following table sets forth summary historical consolidated financial information for our Predecessor and its consolidated subsidiaries. The summary historical consolidated financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are derived from our Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 are derived from our Predecessor’s unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our Predecessor’s audited consolidated financial statements. The summary historical consolidated financial information as of December 31, 2013 has been derived from our Predecessor’s historical audited consolidated balance sheet not included in this prospectus. These tables should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the condensed consolidated financial statements as well as our pro forma condensed consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus. In addition, as you review the consolidated Predecessor financial statements set forth herein you should be aware that such Predecessor financial statements will not be comparable to our future financial statements because such Predecessor financial statements do not take into account the effects of the Plan and Emergence or any required adjustments for fresh-start reporting, in each case, which will be taken into account in our future financial statements.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in millions)
Operating revenues	$3,973	$4,265	$5,370	$5,978	$5,899
Impairment of goodwill	$—	$(1,400)	$(2,200)	$(1,600)	$(1,000)
Impairment of long-lived assets	$—	$(1,971)	$(2,541)	$(4,670)	$(140)
Net loss attributable to our Predecessor	$(656)	$(3,067)	$(4,677)	$(6,229)	$(2,197)
Cash provided by (used in) operating activities	$(196)	$209	$237	$444	$(270)

	At September 30,	At December 31,
	2016	2015	2014	2013
	(in millions)
Total assets (a)(b)	$16,875	$15,658	$21,343	$28,822
Property, plant & equipment — net (a)(b)	$10,359	$9,349	$12,288	$17,649
Goodwill and intangible assets	$1,300	$1,331	$3,688	$5,669
Borrowings, debt and pre-petition loans and other debt
Borrowings under debtor-in-possession credit facilities (c)	$3,387	$1,425	$1,425	$—
Debt (d)	$—	$3	$51	$26,146
Pre-Petition notes, loans and other debt reported as liabilities subject to compromise (e)	$31,668	$31,668	$31,856	$—
Borrowings under credit and other facilities (f)	$—	$—	$—	$2,054

(a)	As of September 30, 2016, amount includes the Lamar and Forney natural gas generation facilities purchased in April 2016. See Note 3 to the September 30, 2016 Quarterly Financial Statements for further discussion.
(b)	Reflects the impacts of impairment charges related to long-lived assets of $2.541 billion and $4.670 billion in the years ended December 31, 2015 and 2014, respectively (see Note 8 to the 2015 Annual Financial Statements).

(c)	Borrowings under debtor-in-possession credit facilities are classified as noncurrent as of September 30, 2016 and December 31, 2014 and due currently as of December 31, 2015.
(d)	For all periods presented, excludes amounts with contractual maturity dates in the following twelve months.
(e)	As of September 30, 2016 and December 31, 2015 and 2014, includes both unsecured and under secured obligations incurred prior to the Petition Date, but excludes pre-Petition obligations that were fully secured and other obligations that were allowed to be paid as ordered by the Bankruptcy Court. As of December 31, 2014, also excludes $702 million of deferred debt issuance and extension costs.
(f)	Excludes borrowings under debtor-in-possession credit facilities.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information

The following tables set forth summary unaudited pro forma condensed consolidated financial information which combines the condensed consolidated financial information of our Predecessor as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 after giving effect to (i) the implementation of all reorganization transactions contemplated by the Plan, (ii) the application of fresh-start reporting for the emerged entity, Vistra Energy, and (iii) the incurrence of the $1 billion 2016 Incremental Term Loans and the related 2016 Special Dividend in the approximate amount of $1 billion expected to be paid on December 30, 2016. The unaudited pro forma condensed consolidated statements of income (loss) for the year ended December 31, 2015 and nine months ended September 30, 2016 give effect to the pro forma adjustments as if each adjustment had occurred on January 1, 2015, the first day of the last fiscal year presented. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 gives effect to the pro forma adjustments as if each adjustment had occurred on September 30, 2016, the latest balance sheet date presented. The summary unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and does not purport to represent what our actual condensed consolidated results of operations or condensed consolidated financial position would have been had the adjustments occurred on the dates assumed, nor is it necessarily indicative of future condensed consolidated results of operations or condensed consolidated financial position.

This information is only a summary and should be read in conjunction with “Risk Factors,” “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. Among other things, the pro forma financial statements included in “Unaudited Pro Forma Condensed Consolidated Financial Information” provide more detailed information regarding the basis of presentation for, and the adjustments and assumptions underlying, the information in the following tables.

	Nine Months Ended September 30, 2016		Year Ended December 31, 2015
	Our Predecessor As Reported	Vistra Energy Pro Forma As Adjusted	Our Predecessor As Reported	Vistra Energy Pro Forma As Adjusted
Statement of Income (Loss) Information:
Operating revenues	$3,973	$3,934	$5,370	$5,231
Interest expense and related charges	$(1,049)	$(163)	$(1,289)	$(225)
Net income (loss)	$(656)	$217	$(4,677)	$279

	September 30, 2016
	Our Predecessor As Reported	Vistra Energy Pro Forma As Adjusted
Balance Sheet Information (at period end):
Cash and cash equivalents	$1,829	$775
Total current assets	$3,387	$2,277
Total assets	$16,875	$14,611
Total current liabilities	$1,229	$1,178
Borrowings under debtor-in-possession credit facilities	$3,387	$—
Long-term debt, less amounts due currently	$—	$4,556
Total liabilities and equity	$16,875	$14,611

Risk Factors

Important factors, in addition to others specifically addressed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that could have a material adverse effect on our business, results of operations, liquidity, financial condition and prospects and the market prices of our common stock, which we refer to collectively as a material adverse effect on us (or comparable phrases), or could cause results or outcomes to differ materially from those contained in or implied by any forward-looking statement in this prospectus, are described below. There may be further risks and uncertainties that are not currently known or that are not currently believed to be material that may adversely affect our business, results of operations, liquidity, financial condition and prospects and the market price of our common stock in the future. The realization of any of these factors could cause investors in our common stock to lose all or a substantial portion of their investment.

Market, Financial and Economic Risks

Our revenues, results of operations and operating cash flows generally are negatively impacted by decreases in market prices for electricity.

We are not guaranteed any rate of return on capital investments in our businesses. We conduct integrated power generation and retail electricity activities, focusing on power generation, wholesale electricity sales and purchases, retail sales of electricity and services to end users and commodity risk management. Our wholesale and retail businesses are to some extent countercyclical in nature, particularly for the wholesale power and ancillary services supplied to the retail business. However, we do have a wholesale power position that exceeds the overall load requirements of our retail business and is subject to wholesale power price moves. As a result, our revenues, results of operations and operating cash flows depend in large part upon wholesale market prices for electricity, natural gas, uranium, lignite, coal, fuel and transportation in our regional market and other competitive markets and upon prevailing retail electricity rates, which may be impacted by, among other things, actions of regulatory authorities. Market prices may fluctuate substantially over relatively short periods of time. Demand for electricity can fluctuate dramatically, creating periods of substantial under- or over-supply. Over-supply can also occur as a result of the construction of new power plants, as we have observed in recent years. During periods of over-supply, electricity prices might be depressed. Also, at times there may be political pressure, or pressure from regulatory authorities with jurisdiction over wholesale and retail energy commodity and transportation rates, to impose price limitations, bidding rules and other mechanisms to address volatility and other issues in these markets.

Some of the fuel for our generation facilities is purchased under short-term contracts. Fuel costs (including diesel, natural gas, lignite, coal and nuclear fuel) may be volatile, and the wholesale price for electricity may not change at the same rate as changes in fuel costs. In addition, we purchase and sell natural gas and other energy related commodities, and volatility in these markets may affect costs incurred in meeting obligations.

Volatility in market prices for fuel and electricity may result from, among other factors:

•	volatility in natural gas prices;

•	volatility in ERCOT market heat rates;

•	volatility in coal and rail transportation prices;

•	volatility in nuclear fuel and related enrichment and conversion services;

•	severe or unexpected weather conditions, including drought and limitations on access to water;

•	seasonality;

•	changes in electricity and fuel usage resulting from conservation efforts, changes in technology or other factors;

•	illiquidity in the wholesale electricity or other commodity markets;

•	transmission or transportation disruptions, constraints, inoperability or inefficiencies;

•	availability of competitively-priced alternative energy sources or storage;

•	changes in market structure and liquidity;

•	changes in the manner in which we operate our facilities, including curtailed operation due to market pricing, environmental, safety or other factors;

•	changes in generation efficiency;

•	outages or otherwise reduced output from our generation facilities or those of our competitors;

•	the addition of new electric capacity, including the construction of new power plants;

•	our creditworthiness and liquidity and the willingness of fuel suppliers and transporters to do business with us;

•	changes in the credit risk or payment practices of market participants;

•	changes in production and storage levels of natural gas, lignite, coal, uranium, diesel and other refined products;

•	natural disasters, wars, sabotage, terrorist acts, embargoes and other catastrophic events; and

•	federal, state and local energy, environmental and other regulation and legislation.

All of our generation facilities are located in the ERCOT market, a market with limited interconnections to other markets. The price of electricity in the ERCOT market is typically set by natural gas-fueled generation facilities, with wholesale electricity prices generally tracking increases or decreases in the price of natural gas. A substantial portion of our supply volumes in 2015 and the nine months ended September 30, 2016 were produced by our nuclear-, lignite- and coal-fueled generation assets. Natural gas prices have generally trended downward since mid-2008 (from $11.12 per MMBtu in mid-2008 to $2.66 per MMBtu for the average settled price for the year ended December 31, 2015). Furthermore, in recent years, natural gas supply has outpaced demand primarily as a result of development and expansion of hydraulic fracturing in natural gas extraction, and the supply/demand imbalance has resulted in historically low natural gas prices. Because our baseload generating units and a substantial portion of our load following generating units are nuclear-, lignite- and coal-fueled, our results of operations and operating cash flows have been negatively impacted by the effect of low natural gas prices on wholesale electricity prices without a significant decrease in our operating cost inputs. Various industry experts expect this supply/demand imbalance to persist for a number of years, thereby depressing natural gas prices for a long-term period. As a result, the financial results from, and the value of, our generation assets could remain depressed or could materially decrease in the future unless natural gas prices rebound materially.

Wholesale electricity prices also track ERCOT market heat rates, which can be affected by a number of factors, including generation availability and the efficiency of the marginal supplier (generally natural gas-fueled generation facilities) in generating electricity. Our market heat rate exposure is impacted by changes in the availability of generating resources, such as additions and retirements of generation facilities, and the mix of generation assets in ERCOT. For example, increasing renewable (wind and solar) generation capacity generally depresses market heat rates. Additionally, construction of more efficient generation capacity also depresses market heat rates. Decreases in market heat rates decrease the value of all of our generation assets because lower market heat rates generally result in lower wholesale electricity prices. Even though market heat rates have generally increased over the past several years, wholesale electricity prices have declined due to the greater effect of falling natural gas prices. As a result, the financial results from, and the value of, our nuclear-, lignite- and coal-fueled generation assets could significantly decrease in profitability and value and our financial condition and results of operations may be negatively impacted if ERCOT market heat rates decline.

A sustained decrease in the financial results from, or the value of, our generation units ultimately could result in the retirement or idling of certain generation units. In recent years, we have operated certain of our lignite- and coal-fueled generation assets only during parts of the year that have higher electricity demand and, therefore, higher related wholesale electricity prices.

Our assets or positions cannot be fully hedged against changes in commodity prices and market heat rates, and hedging transactions may not work as planned or hedge counterparties may default on their obligations.

We cannot fully hedge the risks associated with changes in commodity prices, most notably electricity and natural gas prices, because of the expected useful life of our generation assets and the size of our position relative to the duration of available markets for various hedging activities. Generally, commodity markets that we participate in to hedge our exposure to ERCOT electricity prices and heat rates have limited liquidity after two to three years. Further, our ability to hedge our revenues by utilizing cross-commodity hedging strategies with natural gas hedging instruments is generally limited to a duration of four to five years. To the extent we have unhedged positions, fluctuating commodity prices and/or market heat rates can materially impact our results of operations, cash flows, liquidity and financial condition, either favorably or unfavorably.

To manage our financial exposure related to commodity price fluctuations, we routinely enter into contracts to hedge portions of purchase and sale commitments, fuel requirements and inventories of natural gas, lignite, coal, diesel fuel, uranium and refined products, and other commodities, within established risk management guidelines. As part of this strategy, we routinely utilize fixed-price forward physical purchase and sale contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Although we devote a considerable amount of time and effort to the establishment of risk management procedures, as well as the ongoing review of the implementation of these procedures, the procedures in place may not always function as planned and cannot eliminate all the risks associated with these activities. For example, we hedge the expected needs of our wholesale and retail customers, but unexpected changes due to weather, natural disasters, consumer behavior, market constraints or other factors could cause us to purchase electricity to meet unexpected demand in periods of high wholesale market prices or resell excess electricity into the wholesale market in periods of low prices. As a result of these and other factors, risk management decisions may have a material adverse effect on us.

Based on economic and other considerations, we may not be able to, or we may decide not to, hedge the entire exposure of our operations from commodity price risk. To the extent we do not hedge against commodity price risk and applicable commodity prices change in ways adverse to us, we could be materially and adversely affected. To the extent we do hedge against commodity price risk, those hedges may ultimately prove to be ineffective.

With the tightening of credit markets that began in 2008 and the expansion of regulatory oversight through various financial reforms, there has been a decline in the number of market participants in the wholesale energy commodities markets, resulting in less liquidity, particularly in the ERCOT electricity market. Notably, participation by financial institutions and other intermediaries (including investment banks) in such markets has declined. Extended declines in market liquidity could adversely affect our ability to hedge our financial exposure to desired levels.

To the extent we engage in hedging and risk management activities, we are exposed to the credit risk that counterparties that owe us money, energy or other commodities as a result of these activities will not perform their obligations to us. Should the counterparties to these arrangements fail to perform, we could be forced to enter into alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we could incur losses or forgo expected gains in addition to amounts, if any, already paid to the counterparties. ERCOT market participants are also exposed to risks that another ERCOT market participant may default on its obligations to pay ERCOT for electricity or services taken, in which case such costs, to the extent not offset by posted security and other protections available to ERCOT, may be allocated to various non-defaulting ERCOT market participants, including us.

Our results of operations and financial condition could be materially and adversely affected if energy market participants continue to construct additional generation facilities (i.e., new-build) in ERCOT despite relatively low power prices in ERCOT and such additional generation capacity results in a reduction in wholesale power prices.

Given the overall attractiveness of ERCOT and certain tax benefits associated with renewable energy, among other matters, energy market participants have continued to construct new generation facilities (i.e., new-build) in ERCOT despite relatively low wholesale power prices. If this market dynamic continues, our results of operations and financial condition could be materially and adversely affected if such additional generation capacity results in an over-supply of electricity in ERCOT that causes a reduction in wholesale power prices in ERCOT.

Our liquidity needs could be difficult to satisfy, particularly during times of uncertainty in the financial markets or during times of significant fluctuation in commodity prices, and we may be unable to access capital on favorable terms or at all in the future, which could have a material adverse effect on us. We currently maintain non-investment grade credit ratings which could negatively affect our ability to access capital on favorable terms or result in higher collateral requirements, particularly if our credit ratings were to be downgraded in the future.

Our businesses are capital intensive. In general, we rely on access to financial markets and credit facilities as a significant source of liquidity for our capital requirements and other obligations not satisfied by cash-on-hand or operating cash flows. The inability to raise capital or to access credit facilities, particularly on favorable terms, could adversely impact our liquidity and our ability to meet our obligations or sustain and grow our businesses and could increase capital costs and collateral requirements, any of which could have a material adverse effect on us.

Our access to capital and the cost and other terms of acquiring capital are dependent upon, and could be adversely impacted by, various factors, including:

•	general economic and capital markets conditions, including changes in financial markets that reduce available liquidity or the ability to obtain or renew credit facilities on favorable terms or at all;

•	conditions and economic weakness in the ERCOT or general United States power markets;

•	regulatory developments;

•	changes in interest rates;

•	a deterioration, or perceived deterioration, of our creditworthiness, enterprise value or financial or operating results;

•	a reduction in Vistra Energy Corp.’s or its applicable subsidiaries’ credit ratings;

•	our level of indebtedness and compliance with covenants in our debt agreements;

•	a deterioration of the creditworthiness or bankruptcy of one or more lenders or counterparties under our credit facilities that affects the ability of such lender(s) to make loans to us;

•	security or collateral requirements;

•	general credit availability from banks or other lenders for us and our industry peers;

•	investor confidence in the industry and in us and the ERCOT wholesale electricity market;

•	volatility in commodity prices that increases credit requirements;

•	a material breakdown in our risk management procedures;

•	the occurrence of changes in our businesses;

•	disruptions, constraints, or inefficiencies in the continued reliable operation of our generation facilities; and

•	changes in or the operation of provisions of tax and regulatory laws.

In addition, we currently maintain non-investment grade credit ratings. As a result, we may not be able to access capital on terms (financial or otherwise) as favorable as companies that maintain investment grade credit ratings or we may be unable to access capital at all at times when the credit markets tighten. In addition, our non-investment grade credit ratings may result in counterparties requesting collateral support (including cash or letters of credit) in order to enter into transactions with us.

A downgrade in long-term debt ratings generally causes borrowing costs to increase and the potential pool of investors to shrink, and could trigger liquidity demands pursuant to contractual arrangements. Future transactions by Vistra Energy Corp. or any of its subsidiaries, including the issuance of additional debt, could result in a temporary or permanent downgrade in our credit ratings.

The Vistra Operations Credit Facilities impose restrictions on us and any failure to comply with these restrictions could have a material adverse effect on us.

The Vistra Operations Credit Facilities contain restrictions that could adversely affect us by limiting our ability to plan for, or react to, market conditions or to meet our capital needs and could result in an event of default under the Vistra Operations Credit Facilities. The Vistra Operations Credit Facilities contain events of default customary for financings of this type. If we fail to comply with the covenants in the Vistra Operations Credit Facilities and are unable to obtain a waiver or amendment, or a default exists and is continuing, the lenders under such agreements could give notice and declare outstanding borrowings thereunder immediately due and payable. Any such acceleration of outstanding borrowings could have a material adverse effect on us.

Certain of our obligations are required to be secured by letters of credit or cash, which increase our costs. If we are unable to provide such security, it may restrict our ability to conduct our business, which could have a material adverse effect on us.

We undertake certain hedging and commodity activities and enter into certain financing arrangements with various counterparties that require cash collateral or the posting of letters of credit which are at risk of being drawn down in the event we default on our obligations. We currently use margin deposits, prepayments and letters of credit as credit support for commodity procurement and risk management activities. Future cash collateral requirements may increase based on the extent of our involvement in standard contracts and movements in commodity prices, and also based on our credit ratings and the general perception of creditworthiness in the markets in which we operate. In the case of commodity arrangements, the amount of such credit support that must be provided typically is based on the difference between the price of the commodity in a given contract and the market price of the commodity. Significant movements in market prices can result in our being required to provide cash collateral and letters of credit in very large amounts. The effectiveness of our strategy may be dependent on the amount of collateral available to enter into or maintain these contracts, and liquidity requirements may be greater than we anticipate or will be able to meet. Without a sufficient amount of working capital to post as collateral, we may not be able to manage price volatility effectively or to implement our strategy. An increase in the amount of letters of credit or cash collateral required to be provided to our counterparties may have a material adverse effect on us.

We may not be able to complete future acquisitions or successfully integrate future acquisitions into our business, which could result in unanticipated expenses and losses.

As part of our growth strategy, we have pursued acquisitions and may continue to do so. Our ability to continue to implement this component of our growth strategy will be limited by our ability to identify appropriate acquisition or joint venture candidates and our financial resources, including available cash and access to capital. Any expense incurred in completing acquisitions or entering into joint ventures, the time it takes to integrate an acquisition or our failure to integrate acquired businesses successfully could result in unanticipated expenses and losses. Furthermore, we may not be able to fully realize the anticipated benefits from any future acquisitions or joint ventures we may pursue. In addition, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and expenses and may require significant financial resources that would otherwise be available for the execution of our business strategy.

We may be responsible for United States federal and state income tax liabilities that relate to the PrefCo Preferred Stock Sale and Spin-Off.

Pursuant to the Tax Matters Agreement, the parties thereto have agreed to take certain actions and refrain from taking certain actions in order to preserve the intended tax treatment of the Spin-Off (as defined below in “The Reorganization and Emergence — Transactions in Connection with Emergence”) and to indemnify the other parties to the extent a breach of such covenant results in additional taxes to the other parties. If we breach such a covenant (or, in certain circumstances, if our stockholders or creditors of our Predecessor take or took certain actions that result in the intended tax treatment of the Spin-Off not to be preserved), we may be required to make substantial indemnification payments to the other parties to the Tax Matters Agreement.

The Tax Matters Agreement also allocates the responsibility for taxes for periods prior to the Spin-Off between EFH Corp. and us. For periods prior to the Spin-Off, (i) Vistra Energy is generally required to reimburse EFH Corp. with respect to any taxes paid by EFH Corp. that are attributable to us and (ii) EFH Corp. is generally required to reimburse us with respect to any taxes paid by us that are attributable to EFH Corp.

We are also required to indemnify EFH Corp. against certain taxes in the event the IRS or another taxing authority successfully challenges the amount of gain relating to the PrefCo Preferred Stock Sale (as defined in “The Reorganization and Emergence”) or the amount or allowance of EFH Corp.’s net operating loss deductions.

Our indemnification obligations to EFH Corp. are not limited by any maximum amount. If we are required to indemnify EFH Corp. or such other persons under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.

We are required to pay the holders of TRA Rights for certain tax benefits, which amounts are expected to be substantial.

On the Effective Date, we entered into a tax receivable agreement (the Tax Receivable Agreement) with American Stock Transfer & Trust Company, LLC, as the transfer agent. Pursuant to the Tax Receivable Agreement, we issued beneficial interests in the rights to receive payments under the Tax Receivable Agreement (the TRA Rights) to the first lien creditors of our Predecessor to be held in escrow for the benefit of the first lien creditors of our Predecessor entitled to receive such TRA Rights under the Plan. Our pro forma financial statements included elsewhere in this prospectus reflect a liability of $938 million related to these future payment obligations. This amount is based on certain assumptions as described more fully in the notes to the pro forma financial statements, including assumptions on the current corporate tax rates remaining unchanged, and the actual payments made under the Tax Receivable Agreement could materially exceed this estimate.

The Tax Receivable Agreement provides for the payment by us to the holders of TRA Rights of 85% of the amount of cash savings, if any, in United States federal, state and local income tax that we and our subsidiaries actually realize as a result of our use of (a) the tax basis step up attributable to the PrefCo Preferred Stock Sale, (b) the entire tax basis of the assets acquired as a result of the purchase and sale agreement, dated as of November 25, 2015 by and between La Frontera Ventures, LLC and Luminant Holding Company LLC (Luminant), and (c) tax benefits related to imputed interest deemed to be paid by us as a result of payments under the Tax Receivable Agreement. The amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of loss carryovers and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

Although we are not aware of any issue that would cause the IRS to challenge the tax benefits that are the subject of the Tax Receivable Agreement, recipients of the payments under the Tax Receivable Agreement will not be required to reimburse us for any payments previously made if such tax benefits are subsequently disallowed. As a result, in such circumstances, Vistra Energy Corp. could make payments under the Tax Receivable Agreement that are greater than its actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

Because Vistra Energy Corp. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of its subsidiaries to make distributions to it. To the extent that Vistra Energy Corp. is unable to make payments under the Tax Receivable Agreement because of the inability of its subsidiaries to make distributions to us for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

The payments we will be required to make under the Tax Receivable Agreement could be substantial.

We may be required to make an early termination payment to the holders of TRA Rights under the Tax Receivable Agreement.

The Tax Receivable Agreement provides that, in the event that Vistra Energy Corp. breaches any of its material obligations under the Tax Receivable Agreement, or upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, the transfer agent under the Tax Receivable Agreement may treat such event as an early termination of the Tax Receivable Agreement, in which case Vistra Energy Corp. would be required to make an immediate payment to the holders of the TRA Rights equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits based on certain valuation assumptions.

As a result, upon any such breach or change of control, we could be required to make a lump sum payment under the Tax Receivable Agreement before we realize any actual cash tax savings and such lump sum payment could be greater than our future actual cash tax savings.

The aggregate amount of these accelerated payments could be materially more than our estimated liability for payments made under the Tax Receivable Agreement set forth in our pro forma financial statements. Based on this estimation, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity.

We are potentially liable for United States income taxes of the entire EFH Corp. consolidated group for all taxable years in which we were a member of such group.

Prior to the Spin-Off, EFH Corporate Services Company, EFH Properties Company and certain other subsidiary corporations were included in the consolidated United States federal income tax group of which EFH Corp. was the common parent (the EFH Corp. Consolidated Group). In addition, pursuant to the private letter ruling from the IRS we received in connection with the Spin-Off, Vistra Energy will be considered a member of the EFH Corp. Consolidated Group prior to the Spin-Off. Under United States federal income tax laws, any corporation that is a member of a consolidated group at any time during a taxable year is jointly and severally liable for the group’s entire federal income tax liability for the entire taxable year. In addition, entities that are disregarded for federal income tax purposes may be liable as successors under common law theories or under certain regulations to the extent corporations transferred assets to such entities or merged or otherwise consolidated into such entities, whether under state law or purely as a matter of federal income tax law. Thus, notwithstanding any contractual rights to be reimbursed or indemnified by EFH Corp. pursuant to the Tax Matters Agreement, to the extent EFH Corp. or other members of the EFH Corp. Consolidated Group fail to make any federal income tax payments required of them by law in respect of taxable years for which we were a member of the EFH Corp. Consolidated Group, we may be liable for the shortfall. At such time, we may not have sufficient cash on hand to satisfy such payment obligation.

Our ability to claim a portion of depreciation deductions may be limited for a period of time.

Under the Internal Revenue Code, a corporation’s ability to utilize certain tax attributes, including depreciation, may be limited following an ownership change if the corporation’s overall asset tax basis exceeds the overall fair market value of its assets (after making certain adjustments). The Spin-Off resulted in an ownership change and it is expected that the overall tax basis of our assets may have exceeded the overall fair market value of our assets at such time. As a result, there may be a limitation on our ability to claim a portion of our depreciation deductions for a five-year period. This limitation could have a material impact on our tax liabilities and on our obligations under the TRA Rights. In addition, any future ownership change of Vistra Energy following Emergence could likewise result in additional limitations on our ability to use certain tax attributes existing at the time of any such ownership change and have an impact on our tax liabilities and on our obligations with respect to the TRA Rights under the Tax Receivable Agreement.

The costs of providing postretirement benefits and related funding requirements are subject to changes in value of fund assets, benefit costs, demographics and actuarial assumptions and may have a material adverse effect on us.

To a limited extent, we provide pension benefits and certain health care and life insurance benefits to certain of our eligible employees and their eligible dependents upon the retirement of such employees. Our costs of providing such benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in these factors, assumptions and estimates, including the market value of the assets funding the pension and Other Post-Employment Benefits (OPEB) plans.

The values of the investments that fund the pension and OPEB plans are subject to changes in financial market conditions. Significant decreases in the values of these investments could increase the expenses of the pension plans and the costs of the OPEB plans and related funding requirements in the future. Our costs of providing such benefits and related funding requirements are also subject to changing employee demographics (including, but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in financial market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

Regulatory and Legislative Risks

Our businesses are subject to ongoing complex governmental regulations and legislation that have impacted, and may in the future impact, our businesses, results of operations, liquidity and financial condition.

Our businesses operate in changing market environments influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry, including competition in power generation and sale of electricity. Although we attempt to comply with changing legislative and regulatory requirements, there is a risk that we will fail to adapt to any such changes successfully or on a timely basis.

Our businesses are subject to numerous state and federal laws (including PURA, the Federal Power Act, the Atomic Energy Act, the Public Utility Regulatory Policies Act of 1978, the Clean Air Act (the CAA), the Energy Policy Act of 2005 and the Dodd-Frank Wall Street Reform and Consumer Protection Act), changing governmental policy and regulatory actions (including those of the PUCT, the NERC, the TRE, the RCT, the TCEQ, the FERC, the MSHA, the EPA, the NRC and the CFTC) and the rules, guidelines and protocols of ERCOT with respect to various matters, including, but not limited to, market structure and design, operation of nuclear generation facilities, construction and operation of other generation facilities, development, operation and reclamation of lignite mines, recovery of costs and investments, decommissioning costs, market behavior rules, present or prospective wholesale and retail competition and environmental matters. We, along with other market participants, are subject to electricity pricing constraints and market behavior and other competition-related rules and regulations under PURA that are administered by the PUCT and ERCOT. Changes in, revisions to, or reinterpretations of, existing laws and regulations may have a material adverse effect on us. Further, in the future we could expand our business, through acquisitions or otherwise, to geographic areas outside of Texas and the ERCOT market. Such expansion would subject us to additional state regulatory requirements that could have material adverse effect on us.

The Texas Legislature meets every two years. The next regular legislative session is scheduled to begin in January 2017. However, at any time the governor of Texas may convene a special session of the legislature. During any regular or special session, bills may be introduced that, if adopted, could materially and adversely affect our businesses, results of operations, liquidity and financial condition.

We are required to obtain, and to comply with, government permits and approvals.

We are required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of our operations and electricity sales or the curtailment of our delivery of electricity to our customers and may subject us to penalties and other sanctions. Although various regulators routinely renew existing permits and licenses, renewal of our existing permits or licenses could be denied or jeopardized by various factors, including (a) failure to provide adequate financial assurance for closure, (b) failure to comply with environmental, health and safety laws and regulations or permit conditions, (c) local community, political or other opposition and (d) executive, legislative or regulatory action.

Our inability to procure and comply with the permits and licenses required for our operations, or the cost to us of such procurement or compliance, could have a material adverse effect on us. In addition, new environmental legislation or regulations, if enacted, or changed interpretations of existing laws, may cause routine maintenance activities at our facilities to need to be changed in order to avoid violating applicable laws and regulations or elicit claims that historical routine maintenance activities at our facilities violated applicable laws and regulations. In addition to the possible imposition of fines in the case of any such violations, we may be required to undertake significant capital investments in emissions control technology and obtain additional operating permits or licenses, which could have a material adverse effect on us.

Our cost of compliance with existing and new environmental laws could have a material adverse effect on us.

We are subject to extensive environmental regulation by governmental authorities, including the EPA and the TCEQ. We may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If we fail to comply with these regulatory requirements, we could be subject to civil or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on us.

The EPA has recently finalized or proposed several regulatory actions establishing new requirements for control of certain emissions from sources, including electricity generation facilities. In the future, the EPA may also propose and finalize additional regulatory actions that may adversely affect our existing generation facilities or our ability to cost-effectively develop new generation facilities. There is no assurance that the currently-installed emissions control equipment at our lignite, coal and/or natural gas-fueled generation facilities will satisfy the requirements under any future EPA or TCEQ regulations. Some of the recent regulatory actions and proposed actions, such as the EPA’s Regional Haze Federal Implementation Plans (FIP) for reasonable progress and best available retrofit technology (BART), could require us to install significant additional control equipment, resulting in potentially material costs of compliance for our generation units, including capital expenditures, higher operating and fuel costs and potential production curtailments if the rules take effect as proposed or finalized. These costs could have a material adverse effect on us.

We may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals, if we fail to obtain, maintain or comply with any such approval or if an approval is retroactively disallowed or adversely modified, the operation of our generation facilities could be stopped, disrupted, curtailed or modified or become subject to additional costs. Any such stoppage, disruption, curtailment, modification or additional costs could have a material adverse effect on us.

In addition, we may be responsible for any on-site liabilities associated with the environmental condition of facilities that we have acquired, leased or developed, regardless of when the liabilities arose and whether they are now known or unknown. In connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against us or fail to meet its indemnification obligations to us.

We could be materially and adversely affected if current regulations are implemented or if new federal or state legislation or regulations are adopted to address global climate change, or if we are subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

There is a concern nationally and internationally about global climate change and how GHG emissions, such as CO2, contribute to global climate change. Over the last several years, the United States Congress has considered and debated, and President Obama’s administration has discussed, several proposals intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon or GHG emissions, incentives for the development of low-carbon technology and federal renewable portfolio standards. The EPA has also finalized regulations under the Clean Air Act to limit CO2 emissions from existing generating units, referred to as the Clean Power Plan. While currently the subject of a legal challenge, if implemented as finalized, the Clean Power Plan would require the closure of a significant number of coal-fueled electric generating units nationwide and in Texas. In addition, a number of federal court cases have been filed in recent years asserting damage claims related to GHG emissions, and the results in those proceedings could establish adverse precedent that might apply to companies (including us) that produce GHG emissions. For more detailed discussion of recent global climate change legislation and regulation, see “Business — Legal Proceedings and Regulatory Matters.” We could be materially and adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change, if the Clean Power Plan is implemented as finalized or if we are subject to lawsuits for alleged damage to persons or property resulting from GHG emissions.

The availability and cost of emission allowances could adversely impact our costs of operations.

We are required to maintain, through either allocations or purchases, sufficient emission allowances for SO2 and NOx to support our operations in the ordinary course of operating our power generation facilities. These allowances are used to meet the obligations imposed on us by various applicable environmental laws. If our operational needs require more than our allocated allowances, we may be forced to purchase such allowances on the open market, which could be costly. If we are unable to maintain sufficient emission allowances to match our operational needs, we may have to curtail our operations so as not to exceed our available emission allowances, or install costly new emission controls. As we use the emission allowances that we have purchased on the open market, costs associated with such purchases will be recognized as operating expense. If such allowances are available for purchase, but only at significantly higher prices, the purchase of such allowances could materially increase our costs of operations in the affected markets.

Luminant’s mining operations are subject to RCT oversight.

We currently own and operate through Luminant 11 surface lignite coal mines in Texas to provide fuel for our electricity generation facilities. The RCT, which exercises broad authority to regulate reclamation activity, reviews on an ongoing basis whether Luminant is compliant with RCT rules and regulations and whether it has met all of the requirements of its mining permits. Any new rules and regulations adopted by the RCT or the Department of Interior Office of Surface Mining, which also regulates mining activity nationwide, or any changes in the interpretation of existing rules and regulations, could result in higher compliance costs or otherwise adversely affect our financial condition or cause a revocation of a mining permit. Any revocation of a mining permit would mean that Luminant would no longer be allowed to mine lignite at the applicable mine to serve its generation facilities. In addition, Luminant’s mining reclamation obligations are secured by a first lien on its assets which is pari passu with the Vistra Operations Credit Facilities (but which would be paid first (up to $975 million) upon any liquidation of Vistra Operations Company LLC’s (Vistra Operations) assets). The RCT could, at any time, require that Luminant’s mining reclamation obligations be secured by cash or letters of credit in lieu of such first lien. Any failure to provide any such cash or letter of credit collateral could result in Luminant no longer being able to mine lignite. Any such event could have a material adverse effect on us.

Litigation, legal proceedings, regulatory investigations or other administrative proceedings could expose us to significant liabilities and reputation damage that could have a material adverse effect on us.

We are involved in the ordinary course of business in a number of lawsuits involving, among other matters, employment, commercial, and environmental issues, and other claims for injuries and damages. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these evaluations and estimates, when required by applicable accounting rules, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These evaluations and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from current evaluations and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on us. We use appropriate means to contest litigation threatened or filed against us, but the litigation environment poses a significant business risk.

We are also involved in the ordinary course of business in regulatory investigations and other administrative proceedings, and we are exposed to the risk that we may become the subject of additional regulatory investigations or administrative proceedings. While we cannot predict the outcome of any regulatory investigation or administrative proceeding, any such regulatory investigation or administrative proceeding could result in us incurring material penalties and/or other costs and have a materially adverse effect on us.

The REP certification of our retail operation is subject to PUCT review.

The PUCT may at any time initiate an investigation into whether our retail operation complies with certain PUCT rules and whether we have met all of the requirements for REP certification, including financial requirements. Any removal or revocation of an REP certification would mean that we would no longer be allowed to provide electricity service to retail customers. Such decertification could have a material adverse effect on us. Moreover, any capital or other expenditures that we are required by the PUCT to undertake in order to achieve or maintain any such compliance could also have a material adverse effect on us.

Operational Risks

Our retail operations are subject to significant competition from other REPs, which could result in a loss of existing customers and the inability to attract new customers.

We operate in a very competitive retail market and, as a result, our retail operation faces significant competition for customers. We believe our TXU EnergyTM brand is viewed favorably in the retail electricity markets in which we operate, but despite our commitment to providing superior customer service and innovative products, customer sentiment toward our brand, including by comparison to our competitors’ brands, depends on certain factors beyond our control. For example, competitor REPs may offer lower electricity prices and other incentives, which, despite our long-standing relationship with many customers, may attract customers away from us. This and other competitive retail activity has resulted in retail customer churn and our total retail customer counts have declined approximately 1% during the nine months ended September 30, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Activities and Events and Items Influencing Future Performance — Competitive Retail Markets and Customer Retention.” If we are unable to successfully compete with competitors in the retail market it is possible our retail customer counts could continue to decline, which could have a material adverse effect on us.

As we try to grow our retail business and operate our business strategy, we compete with various other REPs that may have certain advantages over us. For example, in new markets, our principal competitor for new customers may be the incumbent REP, which has the advantage of long-standing relationships with its customers, including well-known brand recognition. In addition to competition from the incumbent REP, we may face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with us. Some of these competitors or potential competitors may be larger than we are or have greater resources or access to capital than we have. If there is inadequate potential margin in retail electricity markets with substantial competition to overcome the adverse effect of relatively high customer acquisition costs in such markets, it may not be profitable for us to compete in these markets.

Our retail operations rely on the infrastructure of local utilities or independent transmission system operators to provide electricity to, and to obtain information about, our customers. Any infrastructure failure could negatively impact customer satisfaction and could have a material adverse effect on us.

Our retail operations depend on transmission and distribution facilities owned and operated by unaffiliated utilities to deliver the electricity that we sell to our customers. If transmission capacity is inadequate, our ability to sell and deliver electricity may be hindered and we may have to forgo sales or buy more expensive wholesale electricity than is available in the capacity-constrained area. For example, during some periods, transmission access is constrained in some areas of the Dallas-Fort Worth metroplex, where we have a significant number of customers. The cost to provide service to these customers may exceed the cost to provide service to other customers, resulting in lower operating margins. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact customer satisfaction with our service. Any of the foregoing could have a material adverse effect on us.

We may suffer material losses, costs and liabilities due to ownership and operation of the Comanche Peak nuclear generation facility.

We own and operate a nuclear generation facility in Glen Rose, Texas (the Comanche Peak Facility). The ownership and operation of a nuclear generation facility involves certain risks. These risks include:

•	unscheduled outages or unexpected costs due to equipment, mechanical, structural, cyber security or other problems;

•	inadequacy or lapses in maintenance protocols;

•	the impairment of reactor operation and safety systems due to human error or force majeure;

•	the costs of, and liabilities relating to, storage, handling, treatment, transport, release, use and disposal of radioactive materials;

•	the costs of procuring nuclear fuel;

•	the costs of storing and maintaining spent nuclear fuel at our on-site dry cask storage facility;

•	terrorist or cyber security attacks and the cost to protect against any such attack;

•	the impact of a natural disaster;

•	limitations on the amounts and types of insurance coverage commercially available; and

•	uncertainties with respect to the technological and financial aspects of modifying or decommissioning nuclear facilities at the end of their useful lives.

The prolonged unavailability of the Comanche Peak Facility could have a material adverse effect on our results of operation, cash flows, financial position and reputation. The following are among the more significant related risks:

•	Operational Risk — Operations at any generation facility could degrade to the point where the facility would have to be shut down. If such degradations were to occur at the Comanche Peak Facility, the process of identifying and correcting the causes of the operational downgrade to return the facility to operation could require significant time and expense, resulting in both lost revenue and increased fuel and purchased power expense to meet supply commitments. Furthermore, a shut-down or failure at any other nuclear generation facility could cause regulators to require a shut-down or reduced availability at the Comanche Peak Facility.

•	Regulatory Risk — The NRC may modify, suspend or revoke licenses and impose civil penalties for failure to comply with the Atomic Energy Act, the regulations under it or the terms of the licenses of nuclear generation facilities. Unless extended, as to which no assurance can be given, the NRC operating licenses for the two licensed operating units at the Comanche Peak Facility will expire in 2030 and 2033, respectively. Changes in regulations by the NRC, including potential regulation as a result of the NRC’s ongoing analysis and response to the effects of the natural disaster on nuclear generation facilities in Japan in 2010, as well as any extension of our operating licenses, could require a substantial increase in capital expenditures or result in increased operating or decommissioning costs.

•	Nuclear Accident Risk — Although the safety record of the Comanche Peak Facility and other nuclear generation facilities generally has been very good, accidents and other unforeseen problems have occurred both in the United States and elsewhere. The consequences of an accident can be severe and include loss of life, injury, lasting negative health impacts and property damage. Any accident, or perceived accident, could result in significant liabilities and damage our reputation. Any such resulting liability from a nuclear accident could exceed our resources, including insurance coverage, and could ultimately result in the suspension or termination of power generation from the Comanche Peak Facility.

The operation and maintenance of power generation facilities and related mining operations involve significant risks that could adversely affect our results of operations, liquidity and financial condition.

The operation and maintenance of power generation facilities and related mining operations involve many risks, including, as applicable, start-up risks, breakdown or failure of facilities, operator error, lack of sufficient capital to maintain the facilities, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions or other natural events, or terrorist attacks, as well as the risk of performance below expected levels of output, efficiency or reliability, the occurrence of any of which could result in substantial lost revenues and/or increased expenses. A significant number of our facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to operate at peak efficiency or reliability. The risk of increased maintenance and capital expenditures arises from (a) increased starting and stopping of generation equipment due to the volatility of the competitive generation market and the prospect of continuing low wholesale electricity prices that may not justify sustained or year-round operation of all our generation facilities, (b) any unexpected failure to generate power, including failure caused by equipment breakdown or unplanned outage (whether by order of applicable governmental regulatory authorities, the impact of weather events or natural disasters or otherwise), (c) damage to facilities due to storms, natural disasters, wars, terrorist or cyber security acts and other catastrophic events and (d) the passage of time and normal wear and tear. Further, our ability to successfully and timely complete routine maintenance or other capital projects at our existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs or losses and write downs of our investment in the project.

We cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws and regulations (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist or cyber security attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on us.

In addition, if any of our generation facilities experiences unplanned outages, whether because of equipment breakdown or otherwise, we may be required to procure replacement power at spot market prices in order to fulfill contractual commitments. If we do not have adequate liquidity to meet margin and collateral requirements, we may be exposed to significant losses, may miss significant opportunities and may have increased exposure to the volatility of spot markets, which could have a material adverse effect on us.

Our employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of our operations.

Our employees and contractors work in, and customers and the general public may be exposed to, potentially dangerous environments at or near our operations. As a result, employees, contractors, customers and the general public are at risk for serious injury, including loss of life. Significant examples of such risks include nuclear accidents, dam failure, gas explosions, mine area collapses and other dangerous incidents.

The occurrence of any one of these events may result in us being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate, but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject and, even if we do have insurance coverage for a particular circumstance, we may be subject to a large deductible and maximum cap. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on us.

We may be materially and adversely affected by the effects of extreme weather conditions and seasonality.

We may be materially affected by weather conditions and our businesses may fluctuate substantially on a seasonal basis as the weather changes. In addition, we could be subject to the effects of extreme weather conditions, including sustained cold or hot temperatures, hurricanes, storms or other natural disasters, which could stress our generation facilities and result in outages, destroy our assets and result in casualty losses that are not ultimately offset by insurance proceeds, and could require increased capital expenditures or maintenance costs, including supply chain costs.

Moreover, an extreme weather event could cause disruption in service to customers due to downed wires and poles or damage to other operating equipment, which could result in us foregoing sales of electricity and lost revenue. Similarly, an extreme weather event might affect the availability of generation and transmission capacity, limiting our ability to source or deliver power where it is needed or limit our ability to source fuel for our plants (including due to damage to rail or natural gas pipeline infrastructure). Additionally, extreme weather may result in unexpected increases in customer load, requiring our retail operation to procure additional electricity supplies at wholesale prices in excess of customer sales prices for electricity. These conditions, which cannot be reliably predicted, could have adverse consequences by requiring us to seek additional sources of electricity when wholesale market prices are high or to sell excess electricity when market prices are low, which could have a material adverse effect on us.

We may be materially and adversely affected by insufficient water supplies.

Supplies of water are important for our generation facilities. Water in Texas is limited and various parties have made conflicting claims regarding the right to access and use such limited supplies of water. In addition, in the recent past Texas has experienced sustained drought conditions that illustrate the effect such conditions may have on the water supply for certain of our generation facilities if adequate rain does not fall in the watersheds that supply our electric generating units. If we are unable to access sufficient supplies of water, it could prevent, restrict or increase the cost of operations at certain of our generation facilities, which could have a material adverse effect on us.

Changes in technology or increased electricity conservation efforts may reduce the value of our generation facilities and may otherwise have a material adverse effect on us.

Technological advances have improved, and are likely to continue to improve, for existing and alternative methods to produce and store power, including gas turbines, wind turbines, fuel cells, micro turbines, photovoltaic (solar) cells, batteries and concentrated solar thermal devices, along with improvements in traditional technologies. Such technological advances have reduced, and are expected to continue to reduce, the costs of power production or storage to a level that will enable these technologies to compete effectively with traditional generation facilities. Consequently, the value of our more traditional generation assets could be significantly reduced as a result of these competitive advances, which could have a material adverse effect on us. In addition, changes in technology have altered, and are expected to continue to alter, the channels through which retail customers buy electricity (i.e., self-generation or distributed-generation facilities). To the extent self-generation facilities become a more cost-effective option for ERCOT customers, our financial condition, operating cash flows and results of operations could be materially and adversely affected.

Technological advances in demand-side management and increased conservation efforts have resulted, and are expected to continue to result, in a decrease in electricity demand. A significant decrease in electricity demand in ERCOT as a result of such efforts would significantly reduce the value of our generation assets. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce power consumption. Effective power conservation by our customers could result in reduced electricity demand or significantly slow the growth in such demand. Any such reduction in demand could have a material adverse effect on us. Furthermore, we may incur increased capital expenditures if we are required to increase investment in conservation measures.

Attacks on our infrastructure that breach cyber/data security measures could expose us to significant liabilities and reputation damage and disrupt business operations, which could have a material adverse effect on us.

Much of our information technology infrastructure is connected (directly or indirectly) to the internet. There have been numerous attacks on government and industry information technology systems through the internet that have resulted in material operational, reputation and/or financial costs. While we have controls in place designed to protect our infrastructure and we are not aware of any significant breaches in the past, a breach of cyber/data security measures that impairs our information technology infrastructure could disrupt normal business operations and affect our ability to control our generation assets, access retail customer information and limit communication with third parties. Any loss of confidential or proprietary data through a breach could adversely affect our reputation, expose us to material legal or regulatory claims and impair our ability to execute our business strategy, which could have a material adverse effect on us.

As part of the continuing development of new and modified reliability standards, the FERC has approved changes to its Critical Infrastructure Protection reliability standards and has established standards for assets identified as “critical cyber assets.” Under the Energy Policy Act of 2005, the FERC can impose penalties (up to $1 million per day, per violation) for failure to comply with mandatory electric reliability standards, including standards to protect the power system against potential disruptions from cyber and physical security breaches.

Further, our retail business requires access to sensitive customer data in the ordinary course of business. Examples of sensitive customer data are names, addresses, account information, historical electricity usage, expected patterns of use, payment history, credit bureau data, credit and debit card account numbers, drivers’ license numbers, social security numbers and bank account information. Our retail business may need to provide sensitive customer data to vendors and service providers who require access to this information in order to provide services, such as call center operations, to the retail business. If a significant breach were to occur, the reputation of our retail business may be adversely affected, customer confidence may be diminished, and our retail business may be subject to substantial legal or regulatory claims, any of which may contribute to the loss of customers and have a material adverse effect on us.

The loss of the services of our key management and personnel could adversely affect our ability to successfully operate our businesses.

Our future success will depend on our ability to continue to attract and retain highly qualified personnel. We compete for such personnel with many other companies, in and outside of our industry, government entities and other organizations. We may not be successful in retaining current personnel or in hiring or retaining qualified personnel in the future. Our failure to attract highly qualified new personnel or retain highly qualified existing personnel could have an adverse effect on our ability to successfully operate our businesses.

We could be materially and adversely impacted by strikes or work stoppages by our unionized employees.

As of December 15, 2016, we had 1,782 employees covered by collective bargaining agreements, all of which expire on March 31, 2017. In the event that our union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, we would be responsible for procuring replacement labor or we could experience reduced power generation or outages. Our ability to procure such labor is uncertain. Strikes, work stoppages or the inability to negotiate future collective bargaining agreements on favorable terms or at all could have a material adverse effect on us.

Risks Related to Our Structure and Ownership of our Common Stock

Vistra Energy Corp. is a holding company and its ability to obtain funds from its subsidiaries is structurally subordinated to existing and future liabilities and preferred equity of its subsidiaries.

Vistra Energy Corp. is a holding company that does not conduct any business operations of its own. As a result, Vistra Energy Corp.’s cash flows and ability to meet its obligations are largely dependent upon the operating cash flows of Vistra Energy Corp.’s subsidiaries and the payment of such operating cash flows to Vistra Energy Corp. in the form of dividends, distributions, loans or otherwise. These subsidiaries are separate and distinct legal entities from Vistra Energy Corp. and have no obligation (other than any existing contractual obligations) to provide Vistra Energy Corp. with funds to satisfy its obligations. Any decision by a subsidiary to provide Vistra Energy Corp. with funds to satisfy its obligations, including those under the Tax Receivable Agreement, whether by dividends, distributions, loans or otherwise, will depend on, among other things, such subsidiary’s results of operations, financial condition, cash flows, cash requirements, contractual prohibitions and other restrictions, applicable law and other factors. The deterioration of income from, or other available assets of, any such subsidiary for any reason could limit or impair its ability to pay dividends or make other distributions to Vistra Energy Corp.

No prior public trading market existed for our common stock prior to October 4, 2016, and an active trading market may not develop or be sustained following the registration of our common stock on                     , which may cause the market price of our common stock to decline significantly and make it difficult for investors to sell their shares in the future.

There was no public market for our common stock prior to commencing trading on the OTCQX market on October 4, 2016, and we have applied to list our common stock for trading on                     under the symbol “                      .” However, listing on                      does not ensure that an active trading market for our common shares will develop or be sustained. Accordingly, no assurance can be given as to:

•	the likelihood that an active trading market for our shares of common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock when desired; or

•	the price that our stockholders may obtain for their shares of common stock.

The stock markets, including                     , have from time to time experienced significant price and volume fluctuations. As a result, the market price of our common stock may be similarly volatile, and investors in shares of our common stock may from time to time experience a decrease in the market price of their shares, including decreases unrelated to our financial performance or prospects. The market price of shares of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this ‘‘Risk Factors’’ section of this prospectus and others such as:

•	our historical and anticipated operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly or annual operating results than expected;

•	actual or anticipated changes in our, our customers’ or our competitors’ businesses or prospects;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or the power generation or electricity sales industries;

•	the current state of the credit and capital markets, and our ability to obtain financing on favorable terms;

•	increased competition in power generation and electricity sales in our markets;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business growth strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	adverse speculation in the press or investment community;

•	actions by institutional stockholders;

•	adverse market reaction to any indebtedness we may incur or equity or equity-related securities we may issue in the future;

•	additions of departures of key personnel;

•	actual, potential or perceived accounting problems;

•	changes in accounting principles;

•	failure to comply with the rules of the Commission or or to maintain the listing of our common stock on ;

•	terrorist acts, natural or man-made disasters or threatened or actual armed conflicts; and

•	general market and local, regional and national economic conditions, including factors unrelated to our operating performance and prospects.

No assurance can be given that the market price of our common stock will not fluctuate or decline significantly in the future or that holders of shares of our common stock will be able to sell their shares when desired on favorable terms, or at all. From time to time in the past, securities class action litigation has been instituted against companies following periods of extreme volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

We may not pay any dividends on our common stock in the future.

Except for the payment of the 2016 Special Dividend, we have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock in the future will be at the sole discretion of the Board and will depend upon many factors, including our historical and anticipated financial condition, cash flows, liquidity and results of operations, capital requirements, market conditions, our growth strategy and the availability of growth opportunities, contractual prohibitions and other restrictions with respect to the payment of dividends, applicable law and other factors that the Board deems relevant.

A small number of stockholders could be able to significantly influence our business and affairs.

The three largest groups of stockholders of Vistra Energy Corp., affiliates of Apollo Management Holdings L.P. (collectively, the Apollo Entities), affiliates of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (collectively, the Brookfield Entities), and affiliates of Oaktree Capital Management, L.P. (collectively, the Oaktree Entities, and together with the Apollo Entities and the Brookfield Entities, the Principal Stockholders), all of which were first lien creditors of our Predecessor prior to Emergence, collectively own approximately 39% of our common stock outstanding. Large holders such as the Principal Stockholders may be able to affect matters requiring approval by Vistra Energy Corp. stockholders, including the election of directors and the approval of mergers or other business combination transactions. Furthermore, pursuant to the terms of stockholders’ agreements entered into with each of the Principal Stockholders (each, a Stockholder’s Agreement), each Principal Stockholder is entitled to designate one director to serve on the Board as a Class III director for so long as it beneficially owns, in the aggregate, at least 22,500,000 shares of our common stock. See “Certain Relationships and Related Party Transactions — Stockholder’s Agreements.”

Conflicts of interest may arise because some members of the Board are representatives of the Principal Stockholders.

The Principal Stockholders could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of the Principal Stockholders or their affiliates and the interests of other stockholders, members of the Board that are representatives of the Principal Stockholders may not be disinterested. Neither the Principal Stockholders nor the representatives of the Principal Stockholders on the Board, by the terms of the Vistra Energy Corp. certificate of incorporation (the Charter), are required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it their other affiliates, unless such opportunity is expressly offered to them solely in their capacity as members of the Board.

We are unable to take certain actions because such actions could jeopardize the intended tax treatment of the Spin-Off, and such restrictions could be significant.

The Tax Matters Agreement prohibits us from taking certain actions that could reasonably be expected to undermine the intended tax treatment the Spin-Off or to jeopardize the conclusions of the private letter ruling from the IRS we received in connection with the Spin-Off or opinions of counsel received by us or EFH Corp. In particular, for two years after the Spin-Off, we may not:

•	cease the active conduct of our business;

•	cease to hold certain assets;

•	voluntarily dissolve or liquidate;

•	merge or consolidate with any other person in a transaction that does not qualify as a reorganization under Section 368(a) of the Code;

•	redeem or otherwise repurchase (directly or indirectly) any of our equity interests other than pursuant to an open market stock repurchase program that satisfies the requirements in the Tax Matters Agreement; or

•	directly or indirectly acquire any of the PrefCo Preferred Stock.

Nevertheless, we are permitted to take any of the actions described above if (a) we obtain written consent from EFH Corp., (b) such action or transaction is described in or otherwise consistent with the facts in the private letter ruling we obtained from the IRS in connection with the Spin-Off, (c) we obtain a supplemental private letter ruling from the IRS or (d) we obtain an unqualified opinion of a nationally recognized law or accounting firm that is reasonably acceptable to EFH Corp. that the action will not affect the intended tax treatment of the Spin-Off.

The covenants and other limitations with respect to the Tax Matters Agreement may limit our ability to undertake certain transactions that would otherwise be value-maximizing.

Provisions in the Charter and bylaws and the Tax Receivable Agreement might discourage, delay or prevent a change in control of Vistra Energy Corp. or changes in our management and therefore depress the market price of our common stock.

The Charter and bylaws of Vistra Energy Corp. (the Bylaws), and the Tax Receivable Agreement contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of Vistra Energy Corp. or changes in our management that stockholders may deem advantageous. These provisions in our Charter and Bylaws:

•	authorize the issuance of “blank check” preferred stock that the Board could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	create a classified board of directors;

•	prohibit stockholder action by written consent, and require that all stockholder actions be taken at a meeting of stockholders;

•	provide that the Board is expressly authorized to make, amend or repeal our Bylaws; and

•	establish advance notice requirements for nominations for elections to the Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, the Tax Receivable Agreement provides that upon certain mergers, asset sales or other forms of business combination or certain other changes of control, the transfer agent under the Tax Receivable Agreement may treat such event as an early termination of the Tax Receivable Agreement, in which case we would be required to make a lump-sum payment under the Tax Receivable Agreement, which could be significant. This payment obligation may discourage potential buyers from acquiring Vistra Energy Corp.

Special Note Regarding Forward-Looking Statements

This prospectus and other presentations made by us contain “forward-looking statements.” All statements, other than statements of historical facts, that are included in this prospectus, or made in presentations, in response to questions or otherwise, that address activities, events or developments that may occur in the future, including such matters as activities related to our financial or operational projections, capital allocation, capital expenditures, liquidity, dividend policy, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our businesses and operations (often, but not always, through the use of words or phrases such as “intends,” “plans,” “will likely,” “unlikely,” “expected,” “anticipated,” “estimated,” “should,” “may,” “projection,” “target,” “goal,” “objective” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and the following important factors, among others, that could cause results to differ materially from those projected in or implied by such forward-looking statements:

•	the actions and decisions of regulatory authorities;

•	prohibitions and other restrictions on our activities due to the terms of our agreements;

•	prevailing governmental policies and regulatory actions, including those of the Texas Legislature, the Governor of Texas, the United States Congress, the FERC, the NERC, the TRE, the PUCT, the RCT, the NRC, the EPA, the TCEQ, the United States Mine Safety and Health Administration and the CFTC, with respect to, among other things:

•	allowed prices;

•	industry, market and rate structure;

•	purchased power and recovery of investments;

•	operations of nuclear generation facilities;

•	operations of fossil fueled generation facilities;

•	operations of mines;

•	acquisition and disposal of assets and facilities;

•	development, construction and operation of facilities;

•	decommissioning costs;

•	present or prospective wholesale and retail competition;

•	changes in tax laws and policies;

•	changes in and compliance with environmental and safety laws and policies, including the CSAPR, MATS, regional haze program implementation and GHG and other climate change initiatives; and

•	clearing over-the-counter derivatives through exchanges and posting of cash collateral therewith;

•	legal and administrative proceedings and settlements;

•	general industry trends;

•	economic conditions, including the impact of an economic downturn;

•	weather conditions, including drought and limitations on access to water, and other natural phenomena, and acts of sabotage, wars or terrorist or cyber security threats or activities;

•	our ability to collect trade receivables from our customers;

•	our ability to attract and retain profitable customers;

•	our ability to profitably serve our customers;

•	restrictions on competitive retail pricing;

•	changes in wholesale electricity prices or energy commodity prices, including the price of natural gas;

•	the construction of additional generation facilities in ERCOT that results in an over-supply of electricity in ERCOT causing a reduction in wholesale power prices;

•	changes in prices of transportation of natural gas, coal, fuel and other refined products;

•	changes in the ability of vendors to provide or deliver commodities as needed;

•	changes in market heat rates in the ERCOT electricity market;

•	our ability to effectively hedge against unfavorable commodity prices, including the price of natural gas, market heat rates and interest rates;

•	population growth or decline, or changes in market supply or demand and demographic patterns, particularly in ERCOT;

•	access to adequate transmission facilities to meet changing demands;

•	changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

•	changes in operating expenses, liquidity needs and capital expenditures;

•	commercial bank market and capital market conditions and the potential impact of disruptions in United States and international credit markets;

•	access to capital, the attractiveness of the cost and other terms of such capital and the success of financing and refinancing efforts, including availability of funds in the capital markets;

•	our ability to maintain prudent financial leverage;

•	our ability to generate sufficient cash flow to make principal and interest payments in respect of, or refinance, our debt obligations;

•	competition for new energy development and other business opportunities;

•	the ability of various counterparties to meet their obligations with respect to our financial instruments;

•	changes in technology (including large scale electricity storage) used by and services offered by us;

•	changes in electricity transmission that allow additional power generation to compete with our generation assets;

•	our ability to attract and retain qualified employees;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•	changes in assumptions used to estimate costs of providing employee benefits, including medical and dental benefits, pension and postretirement employee benefits other than pensions (OPEB), and future funding requirements related thereto, including joint and several liability exposure under the Employee Retirement Income Security Act of 1974, as amended (ERISA);

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	the impact of our obligations under the Tax Receivable Agreement; and

•	actions by credit rating agencies.

Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events or circumstances. New events and conditions emerge from time to time, and it is not possible for us to predict them. In addition, we may be unable to assess the impact of any such event or condition or the extent to which any such event or condition, or combination of events and conditions, may cause results to differ materially from those contained in or implied by any forward-looking statement. As such, you should not unduly rely on such forward-looking statements.

Industry and Market Information

Certain industry and market data and other statistical information used throughout this prospectus are based on, independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by ERCOT, the PUCT and NYMEX. We did not commission any of these publications, reports or other sources. Some data is also based on good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Industry publications, reports and other sources generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these publications, reports and other sources is reliable, we have not independently investigated or verified the information contained or referred to therein and make no representation as to the accuracy or completeness of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we often do not know what assumptions were used in preparing such forecasts. Statements regarding industry and market data and other statistical information used throughout this prospectus involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding—Forward Looking Statements” and “Risk Factors.”

Use of Proceeds

This prospectus relates to shares of our common stock that may be offered for resale by the selling stockholders. We will not receive any proceeds from any resale of the shares of our common stock offered by this prospectus. The net proceeds from any resale of such shares will be received by the applicable selling stockholders.

Market Prices and Dividend Policy

Our common stock is quoted on the OTCQX U.S. market under the symbol “VSTE” and has been trading since October 4, 2016. No established trading market existed for our common stock prior to this date. The following table sets forth the per share high and low closing prices for our common stock as reported on the OTCQX U.S. market for the periods presented.

	High	Low
October 4, 2016 (through December 15, 2016)	$25.24	$13.50

On December 15, 2016, the closing price of our common stock as reported on the OTCQX U.S. market was $14.19 per share. As of December 15, 2016, there were 357 stockholders of record of our common stock, not including beneficial owners of shares registered in nominee or street name.

We have applied to list our common stock for trading on                     , which we refer to as                 , under the symbol “          .”

Dividends and Dividend Policy

We have not paid any dividends since our formation in October 2016. On December 8, 2016, the Board approved the payment of the 2016 Special Dividend in the aggregate amount of approximately $1 billion to holders of record of our common stock on December 19, 2016. Proceeds from the $1 billion aggregate principal amount of incremental term loans obtained by Vistra Operations on December 14, 2016 (the 2016 Incremental Term Loans) will be used to make the 2016 Special Dividend. The 2016 Special Dividend is expected to be paid on December 30, 2016.

Aside from the 2016 Special Dividend, we have no present intention to pay cash dividends on our common stock. We are focused, however, on optimal deployment of capital and intend to evaluate a range of capital deployment strategies, including the return of capital to stockholders in the form of dividends and/or share repurchases.

Any determination to pay dividends to holders of our common stock or to repurchase shares of our common stock in the future will be at the sole discretion of the Board and will depend upon many factors and then-existing conditions, including our historical and anticipated financial condition, cash flows and results of operations, capital requirements, contractual prohibitions, our level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Board deems relevant. There can be no assurance we will pay any dividends to holders of our common stock in the future, or if declared, the amount of such dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016 on an as-adjusted basis to give effect to the pro forma adjustments contained in the pro forma condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus, which include the transactions that occurred in connection with the Plan and Emergence, the anticipated payment of the 2016 Special Dividend and the related incurrence of $1 billion 2016 Incremental Term Loans. You should read the information set forth below together with “Unaudited Pro Forma Condensed Consolidated Financial Information.”

As of September 30, 2016
Pro Forma
(in millions)
Cash and Cash Equivalents	$775
Deposit Letter of Credit Collateral Account	$650
Revolving Credit Facility (a)	—
Term Loan C Facility (a)	$650
Term Loan B Facility (a)	$2,850
2016 Incremental Term Loans	$1,000
Capital Leases or Other (b)	$4

Total Funded Debt (c)	$4,504
Preferred Equity (d)	$70
Equity	$6,477

Total Capitalization	$11,051

(a)	As defined in “Unaudited Pro Forma Condensed Consolidated Financial Information.”
(b)	Excludes a capital lease related to office space ($36 million) as the amounts due under this lease were prepaid into an escrow account.
(c)	Amount does not reflect debt issuance costs and debt discounts.
(d)	Included in Long-term Debt on our Pro Forma Condensed Consolidated Balance Sheet. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for further discussion.

The Reorganization and Emergence

This section provides a description of the bankruptcy filing made by the Debtors (the Bankruptcy Filing), the reorganization of the Debtors pursuant to a Joint Plan of Reorganization, and Emergence.

Bankruptcy Filing

On April 29, 2014, EFH Corp. and the other Debtors, including our Predecessor, filed the Bankruptcy Filing in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). While in bankruptcy, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

The Bankruptcy Filing resulted primarily from the adverse effects on the Debtors’ (including our Predecessor’s) businesses of persistently lower wholesale electricity prices in ERCOT driven by the sustained decline in natural gas prices since mid-2008, together with obligations from the substantial amount of debt EFH Corp. and our Predecessor had previously incurred in connection with the leveraged buy-out of EFH Corp. in 2007. These market conditions challenged the results of operations and cash flows of EFH Corp. and our Predecessor and resulted in the inability to support their significant interest payments and debt maturities and the inability to refinance and/or extend the maturities of its outstanding debt.

The Plan

On April 14, 2015, the Debtors, including our Predecessor and its subsidiaries, filed a proposed Joint Plan of Reorganization with the Bankruptcy Court. The Plan was subsequently amended and supplemented multiple times based upon discussions with the Debtors’ creditors and other interested parties and in response to creditor claims and objections and the requirements of the Bankruptcy Code and the Bankruptcy Court. On August 29, 2016, the Bankruptcy Court entered an order confirming the Plan solely as it pertains to EFCH, our Predecessor and the subsidiaries of our Predecessor that were Debtors, and certain other subsidiaries of EFH Corp. identified in the Plan (collectively, the T-Side Debtors). The Plan provided that the confirmation and effective date of the plan of reorganization with respect to the T-Side Debtors was to occur separate from, and independent of, the confirmation and effective date of the plan of reorganization with respect to EFH Corp., EFIH and their subsidiaries that are Debtors, excluding the T-Side Debtors.

On October 3, 2016, which we refer to as the Effective Date, the Plan with respect to the T-Side Debtors became effective and the T-Side Debtors, including our Predecessor, consummated their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases.

Transactions in Connection with Emergence

On the Effective Date and pursuant to the Plan, the T-Side Debtors, including our Predecessor, executed the following transactions as part of a tax-free spin-off from EFH Corp. (the Spin-Off):

•	Pursuant to the Plan and the Separation Agreement (the Separation Agreement), (a) our Predecessor contributed all of its interests in its subsidiaries, (b) each of our Predecessor, EFH Corp. and Energy Future Competitive Holdings LLC contributed certain assets and liabilities related to the operations of our Predecessor and its subsidiaries and (c) EFH Corp. transferred sponsorship of certain employee benefit plans (including related assets), programs and policies, to a recently formed limited liability company named TEX Energy LLC, in exchange for which our Predecessor received 100% of the equity interests in TEX Energy LLC;

•	A subsidiary of TEX Energy LLC contributed certain of the assets of our Predecessor and its subsidiaries to Vistra Preferred Inc. (PrefCo) in exchange for all of PrefCo’s authorized (a) preferred stock (the PrefCo Preferred Stock Sale), consisting of 70,000 shares, par value $0.01 per share (the PrefCo Preferred Stock), and (b) common stock, consisting of 10,000,000 shares, par value $0.01 per share, and immediately thereafter the subsidiary sold all of the PrefCo Preferred Stock to certain investors in exchange for cash and distributed the cash proceeds from such sale to our Predecessor to fund recoveries under the Plan;

•	TEX Energy LLC converted from a Delaware limited liability company into a Delaware corporation and ultimately changed its name to Vistra Energy Corp.; and

•	Our Predecessor (a) distributed (i) (1) 427,500,000 shares of common stock of Vistra Energy Corp. and (2) approximately $370,000,000 of cash to the former first lien creditors of our Predecessor in exchange for the cancellation of their allowed claims against our Predecessor, and (ii) the right to receive recoveries under the unsecured claim of our Predecessor against EFH Corp. allowed in the amount of $700 million (the TCEH Settlement Claim), provided, that from and after the Effective Date, Vistra Energy Corp. nominally holds the right to receive recoveries under the TCEH Settlement Claim but the former first lien creditors of our Predecessor (and their assigns) hold all legal and equitable entitlement to receive recoveries under the TCEH Settlement Claim, and (b) deposited the TRA Rights described in more detail under “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” into an escrow account for subsequent distribution to eligible first lien creditors of our Predecessor.

Also on the Effective Date, the debtor-in-possession credit facilities of our Predecessor converted into the Vistra Operations Credit Facilities and Vistra Operations assumed all of the rights and obligations of our Predecessor thereunder. For additional information about the Vistra Operations Credit Facilities, see “Description of Indebtedness.”

As a result of the Spin-Off, with effect as of Emergence, the competitive businesses previously owned by our Predecessor are no longer indirect wholly owned subsidiaries of EFH Corp., and while EFH Corp. is the parent holding company of the regulated business of Oncor, it is no longer the parent holding company of the competitive businesses of TXU Energy and Luminant. Set forth below is a diagram setting forth the structure of Vistra Energy Corp. and certain of its key subsidiaries following Emergence:

As of December 15, 2016

*	100% Common Stock held by Vistra Asset Company LLC. Preferred stock held by outside investors

Selected Historical Consolidated Financial Information

The following table sets forth our selected historical consolidated financial information as of and for the periods indicated. The selected historical consolidated financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from our Predecessor’s audited historical consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical condensed consolidated financial information as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 has been derived from our Predecessor’s unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus, which have been prepared on a basis consistent with our Predecessor’s historical audited consolidated financial statements. The interim results of operations and cash flows are not necessarily indicative of those for the year ending December 31, 2016. The selected historical consolidated financial information as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 has been derived from our Predecessor’s historical audited consolidated financial statements and related notes that are not included in this prospectus. The selected historical consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited condensed consolidated financial statements, as well as our pro forma condensed consolidated financial statements, and, in each case, related notes included elsewhere in this prospectus. In addition, as you review the consolidated Predecessor financial statements set forth herein, you should be aware that such Predecessor financial statements will not be comparable to our future financial statements because such Predecessor financial statements do not take into account the effects of the Plan and Emergence or any required adjustments for fresh-start reporting, which, in each case, will be taken into account in our future financial statements.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions)
Operating revenues	$3,973	$4,265	$5,370	$5,978	$5,899	$5,636	$7,040
Impairment of goodwill	$—	$(1,400)	$(2,200)	$(1,600)	$(1,000)	$(1,200)	$—
Impairment of long-lived assets	$—	$(1,971)	$(2,541)	$(4,670)	$(140)	$—	$(9)
Net loss attributable to our Predecessor	$(656)	$(3,067)	$(4,677)	$(6,229)	$(2,197)	$(2,948)	$(1,740)
Cash provided by (used in) operating activities	$(196)	$209	$237	$444	$(270)	$(237)	$1,240

	At September 30,	At December 31,
	2016	2015	2014	2013	2012	2011
	(in millions)
Balance Sheet Information:
Total assets (a)(b)	$16,875	$15,658	$21,343	$28,822	$32,969	$37,335
Property, plant & equipment — net (a)(b)	$10,359	$9,349	$12,288	$17,649	$18,556	$19,218
Goodwill and intangible assets	$1,300	$1,331	$3,688	$5,669	$6,733	$7,978
Borrowings, debt and pre-Petition notes, loans and other debt
Borrowings under debtor-in-possession credit facilities (c)	$3,387	$1,425	$1,425	$—	$—	$—
Debt (d)	$—	$3	$51	$26,146	$29,795	$29,677
Pre-Petition notes, loans and other debt reported as liabilities subject to compromise (e)	$31,668	$31,668	$31,856	$—	$—	$—
Borrowings under credit and other facilities (f)	$—	$—	$—	$2,054	$2,136	$774

(a)	As of September 30, 2016, amount includes the Lamar and Forney natural gas generation facilities purchased in April 2016. See Note 3 to the September 30, 2016 Quarterly Financial Statements for further discussion.

(b)	Reflects impact of impairment charges for long-lived assets of $2.541 billion and $4.670 billion in the years ended December 31, 2015 and 2014, respectively (see Note 8 to the 2015 Annual Financial Statements).
(c)	Borrowings under debtor-in-possession credit facilities are classified as noncurrent as of September 30, 2016 and December 31, 2014 and due currently as of December 31, 2015.
(d)	For all periods presented, excludes amounts with contractual maturity dates in the following twelve months.
(e)	As of September 30, 2016 and December 31, 2015 and 2014, includes both unsecured and under secured obligations incurred prior to the Petition Date, but excludes pre-Petition obligations that were fully secured and other obligations that were allowed to be paid as ordered by the Bankruptcy Court. As of December 31, 2014, also excludes $702 million of deferred debt issuance and extension costs.
(f)	Excludes borrowings under debtor-in-possession credit facilities.

Unaudited Pro Forma Condensed Consolidated Financial Information

We prepared the following unaudited pro forma condensed consolidated financial statements by applying certain pro forma adjustments to the condensed consolidated financial statements of our Predecessor (also referred to herein as TCEH). The pro forma adjustments give effect to (i) the implementation of all reorganization transactions contemplated by the Plan, (ii) the application of fresh-start reporting for the emerged entity, Vistra Energy, and (iii) the incurrence of the $1 billion 2016 Incremental Term Loans and the related 2016 Special Dividend in the approximate amount of $1 billion expected to be paid on December 30, 2016.

The unaudited pro forma condensed consolidated statements of income (loss) for the year ended December 31, 2015 and nine months ended September 30, 2016 give effect to the pro forma adjustments as if each adjustment had occurred on January 1, 2015, the first day of the last fiscal year presented. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 gives effect to the pro forma adjustments as if each adjustment had occurred on September 30, 2016, the latest balance sheet date presented.

The pro forma adjustments include the following Plan and Emergence-related adjustments:

•	the conversion of the TCEH DIP Roll Facilities into the Vistra Operations Credit Facilities on the Effective Date, which includes the following:

•	$2.85 billion of senior secured term loan (the Initial Term Loan B Facility);

•	$650 million fully-funded senior secured term loan letter of credit facility (the Term Loan C Facility);

•	$750 million senior secured revolving credit facility (the Initial Revolving Credit Facility), which remained undrawn as of the date of Emergence, increased to $860 million (the 2016 Incremental Revolving Credit Commitments, and together with the Initial Revolving Credit Facility, the Revolving Credit Facility) in connection with the 2016 Incremental Term Loans borrowings in December 2016 described below and remaining undrawn; and

•	the cancelation or repayment of the indebtedness of TCEH and its subsidiaries, including liabilities subject to compromise and the cancelation of the existing membership equity interest of TCEH;

•	the distribution to the holders of the TCEH first lien debt of substantially all shares of Vistra Energy common stock;

•	the issuance and sale of approximately $70 million of mandatorily redeemable preferred stock of PrefCo as part of the Spin-Off;

•	the distribution to the holders of the TCEH first lien debt of rights under the Tax Receivable Agreement described in “Certain Relationships and Related Party Transactions” that are reflected as a liability estimated at fair value;

•	our use of cash on hand and proceeds generated above as described further in “The Reorganization and Emergence,” including to settle our Predecessor’s liabilities subject to compromise, repay certain other claims, pay fees and expenses under the Plan and provide adequate liquidity to Vistra Energy subsequent to Emergence; and

•	the contribution of equity interests in an entity that employs personnel who perform corporate service functions and an entity that leases office space, along with the contribution of liabilities associated with certain employee benefit plans as required by the Plan.

The transactions reflected in the pro forma adjustments pursuant to the Plan and Emergence are described elsewhere in this prospectus under the heading “The Reorganization and Emergence.”

The pro forma adjustments also reflect preliminary fair value adjustments arising from the application of fresh-start reporting in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 852, Reorganizations (ASC 852).

A third-party valuation specialist submitted an expert report to the Bankruptcy Court in July 2016 assuming an Emergence from bankruptcy as of December 31, 2016. This report provided an estimated value range for the total Vistra Energy enterprise. Management used an estimated enterprise value within that range of $10.5 billion as the basis for determining the reorganization value for this preliminary fresh-start allocation.

Under ASC 852, reorganization value is generally allocated, first, to identifiable tangible assets, identifiable intangible assets and liabilities, then any remaining excess reorganization value is allocated to goodwill. Vistra Energy estimates its reorganization value of assets at approximately $14.611 billion as of September 30, 2016, which consists of the following:

(in millions)
Business enterprise value	$10,500
Cash excluded from business enterprise value	1,441
Deferred asset related to prepaid capital lease obligation	39
Current liabilities excluding short-term portion of debt and capital leases	1,169
Noncurrent, non-interest bearing liabilities	1,462

Vistra Energy total assets (reorganization value)	$14,611

For purposes of determining pro forma interest expense from the Vistra Operations Credit Facilities (including the 2016 Incremental Term Loans), we have assumed an interest rate of 5.0% and 4.0%, respectively (each such rate consisting of LIBOR (subject to a floor) plus an applicable margin), per annum on borrowings thereunder. This assumed rate is based on the terms of our debt and market conditions when the debt was incurred.

Additional Information

We have based the pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We describe in greater detail the assumptions underlying the pro forma adjustments in the accompanying footnotes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements. In many cases, we based these assumptions on preliminary information and estimates. Accordingly, the actual adjustments that will appear in our condensed consolidated financial statements will differ from these pro forma adjustments, and those differences may be material.

The valuations for assets and liabilities used in this prospectus represent estimates based on available data. However, updates to these preliminary valuations will be completed in the future as of the Effective Date based on the results of asset and liability valuations, as well as the related calculation of deferred income taxes and any valuation allowance considerations. Final fair value measurements and allocations will be included in our annual condensed consolidated financial statements for the period ended December 31, 2016. The differences between the final valuations and the current estimated valuations used in preparing the pro forma condensed consolidated financial information may be material and will be reflected in our future balance sheets and may affect amounts, including depreciation and amortization expense, we will recognize in our statement of operations after Emergence. In addition, we may recognize certain nonrecurring expenses subsequent to Emergence related to our Chapter 11 reorganization. As a result, the pro forma financial information may not accurately represent our post-Emergence financial condition or results from operations and any differences may be material.

We provide these preliminary unaudited pro forma condensed consolidated financial statements for informational purposes only. These unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the assumed transactions actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. Our unaudited pro forma condensed consolidated financial statements should be read in conjunction with “Capitalization”, “Selected Historical Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the historical audited and unaudited financial statements of our Predecessor, including the related notes thereto, appearing elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet of Vistra Energy

(In Millions)

	September 30, 2016
	Our Predecessor As Reported (a)	Plan Effects and Other		Fresh— Start Adjustments (q)		Vistra Energy Pro Forma As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	1,829	(1,054)	(b)(n)	—		775
Restricted cash	12	4	(n)	—		16
Trade accounts receivable-net	750	—		—		750
Advances to parent and affiliates	78	(78)		—		—
Inventories	374	—		—		374
Commodity and other derivative contractual assets	256	—		—		256
Margin deposits related to commodity contracts	42	—		—		42
Other current assets	46	18	(n)	—		64

Total current assets	3,387	(1,110)		—		2,277
Restricted cash	650	—		—		650
Advances to parent and affiliates	17	(17)		—		—
Investments	1,038	1		—		1,039
Property, plant and equipment-net	10,359	67	(n)	(5,831)	(r)	4,595
Goodwill	152	—		1,732	(w)	1,884
Identifiable intangible assets-net	1,148	(10)	(n)	2,006	(s)	3,144
Commodity and other derivative contractual assets	72	—		—		72
Accumulated deferred income taxes	—	—		886	(u)	886
Other noncurrent assets	52	37	(n)	(25)	(t)	64

Total assets	16,875	(1,032)		(1,232)		14,611

LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due currently	4	5		—		9
Trade accounts payable	402	142	(c)(d)(n)	—		544
Trade accounts and other payables to affiliates	152	(152)	(d)	—		—
Commodity and other derivative contractual liabilities	125	—		—		125
Margin deposits related to commodity contracts	64	—		—		64
Accrued income taxes payable	10	6	(n)	—		16
Accrued taxes other than income	119	3	(n)	—		122
Accrued interest	110	(109)	(e)	—		1
Other current liabilities	243	54	(f)(n)	—		297

Total current liabilities	1,229	(51)		—		1,178
Borrowings under debtor-in-possession credit facilities	3,387	(3,387)	(g)	—		—
Long-term debt, less amounts due currently	—	4,477	(g)(h)(n)	79	(t)	4,556
Liabilities subject to compromise	33,749	(33,749)	(i)	—		—
Commodity and other derivative contractual liabilities	5	—		—		5
Accumulated deferred income taxes	217	(217)	(j)	—		—
Tax Receivable Agreement obligation	—	938	(k)	—		938
Other noncurrent liabilities and deferred credits	1,827	116	(l)(n)	(486)	(s)	1,457
Total liabilities	40,414	(31,873)		(407)		8,134

Membership interests capital account (Predecessor)	(23,507)	23,507	(m)	—		—
Common stock (Vistra Energy)	—	4	(o)	—		4
Additional paid-in capital (Vistra Energy)	—	7,330	(p)	(857)	(v)	6,473
Accumulated other comprehensive (loss) income	(32)	—		32	(v)	—
Total liabilities and equity	16,875	(1,032)		(1,232)		14,611

Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss) of Vistra Energy

(In Millions, Except Per Share Amounts)

	Nine Months Ended September 30, 2016
	Our Predecessor As Reported (x)	Pro Forma Adjustments (y)		Vistra Energy Pro Forma As Adjusted
Operating revenues	3,973	(39)	(z)	3,934
Fuel, purchased power costs and delivery fees	(2,082)	68	(aa)	(2,014)
Net gain from commodity hedging and trading activities	282	—		282
Operating costs	(664)	—		(664)
Depreciation and amortization	(459)	85	(bb)	(374)
Selling, general and administrative expenses	(482)	13		(469)
Other income	16	11		27
Other deductions	(75)	(6)		(81)
Interest income	3	—		3
Interest expense and related charges	(1,049)	886	(dd)	(163)
Tax Receivable Agreement obligation	—	(93)	(ee)	(93)
Reorganization items	(116)	116	(ff)	—

Income (loss) before income taxes	(653)	1,041	(gg)	388
Income tax benefit (expense)	(3)	(168)	(hh)	(171)

Net income (loss)	(656)	873		217

Basic and Diluted income per share available to common stockholders	$—			$0.508
Basic and Diluted shares outstanding	—			427,580,232

Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss) of Vistra Energy

(In Millions, Except Per Share Amounts)

	Year Ended December 31, 2015
	Our Predecessor As Reported (x)	Pro Forma Adjustments (y)		Vistra Energy Pro Forma As Adjusted
Operating revenues	5,370	(139)	(z)	5,231
Fuel, purchased power costs and delivery fees	(2,692)	128	(aa)	(2,564)
Net gain from commodity hedging and trading activities	334	—		334
Operating costs	(834)	—		(834)
Depreciation and amortization	(852)	254	(bb)	(598)
Selling, general and administrative expenses	(676)	(4)		(680)
Impairment of goodwill	(2,200)	2,200	(cc)	—
Impairment of long-lived assets	(2,541)	2,541	(cc)	—
Other income	17	17		34
Other deductions	(93)	—		(93)
Interest income	1	—		1
Interest expense and related charges	(1,289)	1,064	(dd)	(225)
Tax Receivable Agreement obligation	—	(113)	(ee)	(113)
Reorganization items	(101)	101	(ff)	—

Income (loss) before income taxes	(5,556)	6,049	(gg)	493
Income tax benefit (expense)	879	(1,093)	(hh)	(214)

Net income (loss)	(4,677)	4,956		279

Basic and Diluted income per share available to common stockholders	$—			$0.653
Basic and Diluted shares outstanding	—			427,580,232

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements of Vistra Energy

Our Predecessor As Reported

(a)	The Unaudited Pro Forma Condensed Consolidated Balance Sheet is derived from the unaudited historical condensed consolidated balance sheet of our Predecessor, as of September 30, 2016.

Plan Effects and Other (Unaudited Pro Forma Condensed Consolidated Balance Sheet)

(b)	Pro forma adjustments include the adjustments to cash and cash equivalents detailed below, primarily resulting from distributions made under the Plan.

(in millions)
Payment to TCEH first lien creditors	$(370)
Payment to TCEH unsecured creditors	(511)
Payment of adequate protection and interest to TCEH first lien creditors	(116)
Payment of administrative claims to TCEH creditors	(53)
Payment of reorganized professional fees	(63)
Payment of fees in conjunction with Vistra Operations Credit Facilities	(8)
Settlements with former affiliate	(7)
Payment of other benefits obligations	(6)
Addition of cash balances from contributed entities	22
Net proceeds from preferred stock sale	69
Net proceeds from borrowings subsequent to Emergence	989
Payment of dividend subsequent to Emergence	(1,000)

Net adjustments to cash	$(1,054)

(c)	Reflects payment of $15 million related to accrued professional fees incurred in conjunction with bankruptcy.

(d)	Primarily reflects the reclassification of $148 million of transmission and distribution service payables to Oncor from payables with affiliates to trade payables with third parties pursuant to the separation of Vistra Energy from EFH Corp. and Oncor.

(e)	Reflects the payment of accrued interest and adequate protection to the TCEH first lien creditors on the Effective Date.

(f)	Reflects the following:

•	Cash payment at Effective Date of $37 million related to reorganization and professional fee accruals.

•	Addition of accruals for $51 million of severance triggered by provisions of the Plan at Emergence, $13 million portion of EFH Corp. federal alternative minimum tax obligation triggered by separation, and $33 million of accrued liabilities from entities contributed as part of the Plan.

(g)	Reflects the conversion of the TCEH DIP Roll Facilities to Vistra Operations Credit Facilities at Emergence.

(h)	Reflects the following:

•	Issuance and sale of $70 million of mandatorily redeemable Preferred Stock shares of PrefCo, as part of the Spin-Off, to be treated as long-term debt.

•	Borrowing of $1 billion of Term Loan B Facility subsequent to Emergence, net of $11 million of original discount based on market conditions and issuance costs.

•	Addition of $31 million obligation related to a corporate office space lease contributed to Vistra Energy pursuant to the Plan.

(i)	Reflects the elimination of our Predecessor’s liabilities subject to compromise pursuant to the Plan, as detailed below:

(in millions)
Notes, loans and other debt	$31,668
Accrued interest on notes, loans and other debt	646
Net liability under terminated TCEH interest rate swap and natural gas hedging agreements	1,243
Trade accounts payable and other estimated allowed claims	191
Other	1

Total liabilities subject to compromise	$33,749

(j)	Reflects the deferred income tax impact of the Plan implementation, including cancellation of debts and adjustment of tax-basis for certain assets of PrefCo issuing mandatory redeemable preferred stock as part of the Spin-Off.

(k)	Reflects the estimated value of the Tax Receivable Agreement obligation, representing 85% of the estimated net cash savings, if any, in United States federal, state and local income tax or franchise tax that Vistra Energy is expected to realize (or is deemed to realize in certain circumstances) in periods after Emergence as a result of (i) any tax basis increases resulting from the PrefCo Preferred Stock Sale, (ii) the tax basis of all assets acquired in connection with the Lamar and Forney Acquisition in April 2016 and (iii) imputed interest deemed to be paid by Vistra Energy as a result of any payments Vistra Energy makes under the Tax Receivable Agreement. This obligation is estimated at fair value based on a discounted cash flow calculation that utilized estimated cash outflows for the agreement based on assumptions of current taxability. See “Certain Relationships and Related Party Transactions” for further discussion of the Tax Receivable Agreement.

(l)	Reflects the following:

•	Addition of $123 million in liabilities primarily related to benefit plan obligations associated with a pension plan and a health and welfare plan assumed by Vistra Energy pursuant to the Plan.

•	Payment of $7 million in settlements related to split life insurance costs with prior affiliated entity.

(m)	Reflects the extinguishment of Predecessor membership equity interest per the Plan.

(n)	Pro forma adjustments also include the addition of certain immaterial assets and obligations associated with the contribution of equity interests in an entity that employs personnel who perform corporate service functions, an entity that leases office space, along with the contribution of liabilities associated with certain employee benefit plans, contributed to Vistra Energy by EFH Corp. pursuant to the Plan.

(o)	Reflects the issuance of 427,500,000 shares of Vistra Energy common stock, par value of $.01 per share, to TCEH first lien creditors.

(p)	Equity impact of Plan and 2016 Special Dividend adjustments are shown below:

(in millions)
Elimination of TCEH debt, including related accrued interest and deferred financing costs	$32,314
Elimination of obligations related to interest rate swaps	1,243
Elimination of other TCEH liabilities subject to compromise	192
Deferred tax impact of reorganization per the Plan	217
Elimination of other intercompany balances with debtor entities	(91)
Extinguishment of TCEH membership equity interest	(23,507)
Issuance of common stock par value	(4)
Recognition of tax receivable agreement obligation	(938)
Disbursement of cash to satisfy TCEH impaired claims	(881)
Disbursement of cash to satisfy TCEH administrative claims	(53)
Addition of contributed entities, assets and obligations per the Plan	(71)
Payment of additional reorganization professional fees	(11)
Payment of Vistra Operations Credit Facilities transaction costs incurred at Emergence	(8)
Payment of additional adequate protection	(7)
Accrual of severance costs per the Plan	(51)
Accrual of obligations with EFH Corp. due to separation	(13)
Payment of dividend subsequent to Emergence	(1,000)
Other adjustments	(1)

Equity impact of effects of Plan	$7,330

Fresh-Start Adjustments (Unaudited Pro Forma Condensed Consolidated Balance Sheet)

(q)	Vistra Energy is currently in the process of developing and finalizing the fresh-start valuations, utilizing a fresh-start reporting date of October 3, 2016. As such, current draft valuations for assets and liabilities could be significantly different from the final valuations. These differences will materially impact the presentation of the unaudited pro forma condensed consolidated balance sheet.

(r)	Reflects the change in fair value of property, plant and equipment, as detailed below.

	Valuation Adjustment	Fair Value
	(in millions)
Property, Plant, and Equipment
Generation plants and mining assets	$(5,670)	$4,083
Land	(85)	266
Nuclear fuel	(76)	104
Other equipment and corporate assets	—	142

Net adjustments to property, plant and equipment	$(5,831)	$4,595

(s)	Reflects the adjustments in fair value of identifiable intangibles, as detailed below.

	Valuation Adjustment	Fair Value
	(in millions)
Identifiable intangible assets:
Retail customer relationship	$1,438	$1,450
Retail trade name	205	1,160
Retail contracts	113	113
Wholesale contracts (1)	16	16
Electricity supply contract (2)	223	223
Transportation contract	30	30
Mineral interests	—	5
Computer software	—	134
Mining development costs and other	(14)	10
Other	(5)	3

Net adjustments to identifiable intangible assets	$2,006	$3,144

Identifiable intangible liabilities:
Wholesale contracts (1)	$39	$39
Electricity supply contract (2)	(525)	—

Net adjustments to identifiable intangible liabilities	$(486)	$39

(1)	Balances contain wholesale contracts pertaining to wind generation and other types of agreements. Balances have been separated by type and presented as assets or liabilities depending on the favorability of the arrangement.
(2)	Intangible balance attributable to an electricity supply contract deemed to be favorable. As such, the historical unfavorable liability was adjusted to zero, and a favorable asset of $223 million was recorded.

(t)	Reflects the adjustment to remove certain unamortized debt issuance costs to reflect the Vistra Operations Credit Facilities at fair market value.

(u)	Reflects the deferred income tax impact of the fresh-start adjustments related to fair value adjustments to property, plant, and equipment, inventory, intangibles and debt issuance costs.

(v)	Reflects equity adjustments to reset retained earnings including accumulated other comprehensive income and present Vistra Energy common stock at $6.5 billion based on a reconciliation from the $10.5 billion enterprise value as depicted below:

(in millions)
Enterprise value	$10,500
Initial Term Loan B Facility	(2,822)
Term Loan C Facility	(644)
2016 Incremental Term Loans issued subsequent to Emergence	(989)
Tax receivable agreement obligation	(938)
Preferred stock of PrefCo	(70)
Capital lease obligations, net of prepayments	(1)
Cash and cash equivalents	775
Restricted cash	666

Equity value	$6,477

Common stock at par value	$4
Additional paid-in capital	6,473

Equity value	$6,477

(w)	Reflects increase in goodwill balance to present final goodwill as the reorganization value in excess of the identifiable tangible assets, intangible assets, and liabilities at Emergence.

(in millions)
Business enterprise value	$10,500
Add: Fair value of liabilities excluded from enterprise value	2,630
Less: Fair value of tangible assets	(8,102)
Less: Fair value of identified intangible assets	(3,144)

Vistra Energy goodwill	$1,884

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss) of Vistra Energy

Our Predecessor As Reported

(x)	The Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss) is derived from the unaudited condensed consolidated statement of income (loss) of our Predecessor, as of September 30, 2016.

Plan Effects and Fresh Start Adjustments

(y)	Vistra Energy is currently in the process of developing and finalizing the fresh-start valuation adjustments, utilizing a fresh-start reporting date of October 3, 2016. As such, current draft valuations for assets and liabilities could be significantly different from the final valuations. These differences may materially impact the presentation of the unaudited pro forma condensed consolidated statement of income including estimated depreciation and amortization adjustments of certain assets and liabilities.

(z)	Reflects the decrease in operating revenues as a result of amortization expense related to the fair value adjustment to intangible assets and liabilities related to electric supply agreements and retail contracts.

(aa) Reflects the following:

•	$66 million and $112 million decrease in amortization expense as a result of the fair value adjustment to property, plant, and equipment related to nuclear fuel for the nine months ended September 30, 2016 and the year ended December 31, 2015 respectively.

•	$2 million and $16 million decrease in fuel expense amortization as a result of the fair value adjustment to intangible assets related to emissions credits, wholesale power purchase agreements and transportation contracts for the nine months ended September 30, 2016 and the year ended December 31, 2015 respectively.

(bb) Reflects the following:

•	$291 million and $657 million decrease in depreciation expense as a result of the fair value adjustment to property, plant, and equipment for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

•	$198 million and $392 million increase in amortization expense as a result of the fair value adjustment to intangible assets related to retail customer relationships for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

•	$8 million and $11 million of depreciation expense related to capital lease asset transferred from contributed entities as part of the Plan for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

(cc)	Reflects the removal of impairment charges incurred in the year ended December 31, 2015 due to the remeasurement of long-lived assets and intangible assets at fair value and the new goodwill measurement.

(dd)	Reflects the following:

•	Elimination of $1.064 billion and $1.302 billion of interest expense related to interest and adequate protection payments on Predecessor debt with third-parties and notes with affiliates for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

•	Addition of $166 million and $222 million of interest expense related to our Vistra Operations Credit Facilities for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

For purposes of estimating the pro forma interest expense, we used an interest rate of: 5.0% per annum for our variable interest rate, Vistra Operations Credit Facilities, which is based on the following information when the debt was incurred: LIBOR (subject to a floor of 1.0%) plus a 400 basis point fixed margin; and (2) a 5.00% rate for our variable interest rate senior secured debt facilities, which is based on the following estimated terms: (a) an annualized floating interest rate of LIBOR plus a 400 basis point fixed margin, and (b) a minimum LIBOR rate floor of 1.00%. We used an annualized interest rate of 4.0% for our additional borrowing subsequent to Emergence, which is based on the market conditions when the debt was incurred: (a) an annualized floating interest rate of LIBOR plus a 325 basis point fixed margin, and (b) a minimum LIBOR rate floor of 0.75%.

•	Addition of $7 million and $9 million of interest expense related to debt balances transferred from contributed entities as part of the Plan for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

•	Addition of $5 million and $7 million of interest expense related to the $70 million of mandatorily redeemable preferred stock of PrefCo, recorded as a debt instrument with a fixed 10% coupon rate, for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

(ee)	Reflects the accretion expense related to the discounted tax receivable agreement obligation. The obligation was valued using a present value utilizing a risk-adjusted discount rate which yields the estimated accretion of the obligation.

(ff)	Reflects the elimination of bankruptcy-related reorganization expenses that will not be incurred after Emergence.

(gg)	Additionally, reflects the income effects for various line items related to entities contributed as part of the Plan for the nine months ended September 30, 2016 and the year ended December 31, 2015.

(hh)	Reflects the tax impact of the Plan effects and fresh-start adjustments. Pro forma adjustments to tax expense result in an effective tax rate that is lower than the U.S. federal statutory tax rate of 35% due to tax benefits resulting from the reversal of our Predecessor’s valuation allowance and the elimination of nondeductible interest expense, bankruptcy-related reorganization expense, and goodwill impairment from which no tax benefit was derived, offset by tax expenses associated with nondeductible TRA accretion. Adjustments to the income tax benefit (expense) amount results in pro forma effective income tax rates of 44% and 43% for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

This section provides a discussion of our historical financial condition, cash flows and results of operations for the periods indicated as required by the registration statement of which this prospectus is a part. Except as otherwise indicated herein, or as the context may otherwise require, all references to “Vistra Energy,” “the Company,” “we,” “us” and “our” refer to (i) Vistra Energy Corp. and, unless the context otherwise requires, its direct and indirect subsidiaries and (ii) prior to its emergence from bankruptcy (Emergence) on October 3, 2016 (the Effective Date), Texas Competitive Electric Holdings Company LLC, a Delaware limited liability company, and, unless the context otherwise requires, its direct and indirect subsidiaries (TCEH or our Predecessor). Except where otherwise noted, the discussion in this section does not reflect, among other things, any effects of the transactions described in “The Reorganization and Emergence,” including entry into the Tax Receivable Agreement described in more detail in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement,” or any fresh-start reporting, and may not be representative of Vistra Energy’s financial condition, cash flows or results of operations subsequent to the Effective Date. In addition, comparisons of year-over-year results are impacted by the effects of the Bankruptcy Filing (defined under “— Significant Activities and Events and Items Influencing Future Performance” below) and the application of Financial Accounting Standards Board Accounting Standards Codification (ASC) 852, Reorganizations. The following discussion and analysis of our financial condition, cash flows and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Information” and our audited and unaudited condensed consolidated financial statements and our pro forma condensed consolidated financial statements, included herein, and, in each case, the notes to those statements included elsewhere in this prospectus, as well as the discussion in the section of this prospectus entitled “Business.” This discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause actual results to differ materially from the results described or implied by such forward-looking statements. All dollar amounts in the tables in the following discussion and analysis are stated in millions of United States dollars unless otherwise indicated.

Basis of Presentation and Fresh-Start Reporting

The consolidated financial statements contained herein are those of our Predecessor. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States from time to time (U.S. GAAP). The consolidated financial statements have been prepared as if our Predecessor was a going concern and contemplated the realization of assets and liabilities in the normal course of business. The consolidated financial statements reflect the application of Financial Accounting Standards Board Accounting Standards Codification 852, Reorganizations (ASC 852), which applies to entities that have filed a petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code). During the bankruptcy proceedings, our Predecessor and its subsidiaries operated their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. ASC 852 requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. In addition, ASC 852 provides for changes in the accounting and presentation of liabilities. See “— Application of Critical Accounting Policies” for a detailed discussion of these accounting and reporting changes. Since the Effective Date occurred after the end of the fiscal quarter ended September 30, 2016, ASC 852 continued to apply to our Predecessor at and for the nine months ended September 30, 2016.

As of the Effective Date and in connection with Emergence, Vistra Energy will adopt the fresh-start reporting provisions under the applicable provisions of ASC 852. Fresh-start reporting includes (1) distinguishing the consolidated financial statements of the entity that was previously in restructuring from the consolidated financial statements of the entity that emerges from restructuring, (2) assigning the reorganized value of the successor entity by measuring all assets and liabilities of the successor entity at fair value, and (3) selecting accounting policies for the successor entity. As you review the consolidated Predecessor financial statements set forth in this prospectus you should be aware that such Predecessor financial statements will not be comparable to our future financial statements because such Predecessor financial statements do not take into account the effects of the Plan and Emergence or any required adjustments for fresh-start reporting, which, in each case, will be taken into account in our future financial statements.

Items Affecting Comparability

Our Predecessor’s historical results of operations, including the impacts of long-lived asset impairment charges, goodwill impairment charges and bankruptcy and restructuring activities, are provided in detail below. These items are related primarily to the bankruptcy process and activities necessitated by the Plan and our Emergence and are not the result of our current operations. Management does not believe these items are applicable subsequent to the Effective Date.

Some of the significant items impacting the historical comparability of reported income from operations are noted in the table below:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in millions)
Bankruptcy-related reorganization items	$116	$152	$101	$520	$—
Impairment of goodwill	$—	$1,400	$2,200	$1,600	$1,000
Impairment of long-lived assets	$—	$1,971	$2,541	$4,670	$140

Significant Activities and Events and Items Influencing Future Performance

Chapter 11 Cases and Emergence — As more fully described in the section entitled “The Reorganization and Emergence,” on April 29, 2014 (the Petition Date), Energy Future Holdings Corp. (EFH Corp.) and the substantial majority of its direct and indirect subsidiaries (collectively, the Debtors), including Energy Future Intermediate Holding Company LLC (EFIH), Energy Future Competitive Holdings Company LLC (EFCH) and our Predecessor, but excluding Oncor Electric Delivery Holdings Company LLC and its direct and indirect subsidiaries (collectively, Oncor) filed voluntary petitions for relief (the Bankruptcy Filing) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). The cases in the Bankruptcy Court concerning the Bankruptcy Filing are collectively referred to herein as the Chapter 11 Cases.

On August 29, 2016, the Bankruptcy Court entered an order confirming the Third Amended Joint Plan of Reorganization of the Debtors, including TCEH and its subsidiaries (the Plan), solely as it pertains to EFCH, TCEH and the subsidiaries of TCEH that were Debtors (the TCEH Debtors) and the EFH Shared Services Debtors (as defined in the Plan and, together with the TCEH Debtors, the T-Side Debtors). The Plan allowed the confirmation and effective date of the plan of reorganization with respect to the T-Side Debtors to occur separate from, and independent of, the confirmation and effective date of the plan of reorganization with respect to EFH Corp., EFIH and their subsidiaries that are Debtors, excluding the T-Side Debtors (the EFH Debtors). On the Effective Date of October 3, 2016, the Plan with respect to the T-Side Debtors became effective and the T-Side Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases. Pursuant to the Plan and the transactions contemplated therein, in accordance with Emergence, among other actions, Vistra Energy was formed and became the ultimate parent holding company for the subsidiaries of our Predecessor, and first lien creditors of our Predecessor received, among other things, Vistra Energy common stock in exchange for the cancellation of their allowed claims against our Predecessor.

For more detail, see “The Reorganization and Emergence” above.

Workforce Reduction — In October 2016, we reduced our workforce by approximately 500 people in order to better align our cost structure to current market conditions, particularly as it relates to support functions within the business. These market conditions include persistently low wholesale electricity prices, environmental regulatory pressure and a highly competitive retail market. As part of these reductions, we expect to incur severance costs of approximately $60 million.

Lamar and Forney Acquisition — In April 2016, our subsidiaries that engaged in competitive market activities consisting of power generation and wholesale electricity sales and purchases as well as commodity risk management (collectively, Luminant) purchased all of the membership equity interests in La Frontera Holdings, LLC, the indirect owner of two natural gas-fueled generation facilities representing nearly 3,000 megawatts (MW) of capacity located in ERCOT, from La Frontera Ventures, LLC, a subsidiary of NextEra Energy, Inc. (the Lamar and Forney Acquisition). The facility in Forney, Texas has a capacity of 1,912 MW and the facility in Paris, Texas has a capacity of 1,076 MW. The aggregate purchase price was approximately $1.313 billion, which included the repayment of approximately $950 million of existing project financing indebtedness, plus approximately $236 million for cash and net working capital subject to final settlement. The purchase price was funded by cash-on-hand and additional borrowings under our Predecessor’s $3.375 billion debtor-in-possession financing facility at the time (the TCEH DIP Facility), totaling $1.1 billion. See Note 3 to the September 30, 2016 Quarterly Financial Statements for further discussion of the acquisition.

Conversion of TCEH DIP Roll Facilities to Vistra Operations Credit Facilities — In August 2016, our Predecessor entered into certain $4.250 billion debtor-in-possession and exit financing facilities (the TCEH DIP Roll Facilities). Prior to the Effective Date, the TCEH DIP Roll Facilities provided for up to $4.250 billion in senior secured, super-priority financing consisting of a revolving credit facility of up to $750 million (the TCEH DIP Roll Revolving Credit Facility), a term loan letter of credit facility of up to $650 million (the TCEH DIP Roll Term Loan Letter of Credit Facility) and a term loan facility of up to $2.850 billion (the TCEH DIP Roll Term Loan Facility). As of September 30, 2016, approximately $3.5 billion was outstanding under the TCEH DIP Roll Facilities, approximately $2.65 billion of which was used to repay all amounts outstanding under the TCEH DIP Facility, and the balance of which was used for general business purposes. Upon the Effective Date, the TCEH DIP Roll Facilities were converted into senior secured exit facilities (the Vistra Operations Credit Facilities) of Vistra Operations Company LLC (Vistra Operations) with maturity dates of August 2021 for the revolving credit facility and August 2023 for the term loan facilities. See “Description of Indebtedness.” As of November 30, 2016, approximately $3.5 billion, consisting of a $2.85 billion term loan under the senior secured term loan (the Initial Term Loan B Facility) and a $650 million term loan under the fully-funded senior secured term loan letter of credit facility (the Term Loan C Facility), was outstanding under the Vistra Operations Credit Facilities. In addition, we incurred the 2016 Incremental Term Loans, with a maturity in December 2023 and a variable annual interest rate of LIBOR plus 325 basis points subject to a 75 basis point floor, in the amount of $1.0 billion in December 2016.

Natural Gas Price and Market Heat Rate Exposure — The price of power in the ERCOT market is typically set by natural gas-fueled generation facilities, with wholesale electricity prices generally tracking increases or decreases in the price of natural gas. In recent years, natural gas supply has outpaced demand primarily as a result of development and expansion of hydraulic fracturing in natural gas extraction; the supply/demand imbalance has resulted in historically low natural gas prices, and such prices have historically been volatile. The table below shows the general decline in forward natural gas prices over the last several years (amounts are prices per MMBtu).

(a)	Settled prices represent the average of NYMEX Henry Hub monthly settled prices of financial contracts for the year ending on the date presented. Forward prices represent the annual average of NYMEX Henry Hub monthly forward prices at the date presented. Three year forward prices are presented as we believe such period is generally deemed to be a liquid period.

In contrast to our natural gas-fueled generation facilities, changes in natural gas prices have no significant effect on the cost of generating power at our nuclear-, lignite- and coal-fueled facilities, which represent the substantial majority of our generation capacity and are used to meet baseload demand. Consequently, all other factors being equal, these nuclear-, lignite- and coal-fueled generation assets increase or decrease in value as natural gas prices and market heat rates rise or fall, respectively, because of the effect on our operating margins from changes in wholesale electricity prices in ERCOT. A persistent decline in the price of natural gas, and the corresponding decline in the price of power in the ERCOT market, would likely have a material adverse effect on our results of operations, liquidity and financial condition, predominantly related to the production of power generation volumes in excess of the volumes utilized to service our retail customer load requirements.

The wholesale market price of electricity divided by the market price of natural gas represents the market heat rate. Market heat rate can be affected by a number of factors, including generation availability, mix of assets and the efficiency of the marginal supplier (generally, natural gas-fueled generation facilities) in generating electricity. Our market heat rate exposure is impacted by changes in the availability of generation resources, such as additions and retirements of generation facilities, and the mix of generation assets in ERCOT. For example, increasing renewable (wind and solar) generation capacity generally depresses market heat rates. Our market heat rate exposure is also impacted by the potential economic backdown of our generation assets. Decreases in market heat rates generally decrease the value of our generation assets because lower market heat rates generally result in lower wholesale electricity prices, and vice versa. However, even though market heat rates have generally increased over the past several years, wholesale electricity prices have declined due to the greater effect of falling natural gas prices.

As a result of our exposure to the variability of natural gas prices and market heat rates in ERCOT, retail sales price management and hedging activities are critical to our operating results and maintaining consistent cash flow levels.

Our integrated power generation and retail electricity business provides us opportunities to hedge our generation position through retail sales. In addition, our approach to managing electricity price risk focuses on the following:

•	employing disciplined, liquidity-efficient, opportunistic hedging and risk management strategies through physical and financial energy-related (electricity and natural gas) contracts intended to partially hedge gross margins;

•	continuing focus on cost management to better withstand gross margin volatility;

•	following a retail pricing strategy that appropriately reflects the value of our product offering to customers, the magnitude and costs of commodity price, liquidity risk and retail demand variability; and

•	improving retail customer service to attract and retain high-value customers.

We have engaged in natural gas hedging activities to mitigate the risk of lower wholesale electricity prices that have corresponded to declines in natural gas prices. While current and forward natural gas prices are currently depressed, we continue to seek opportunities to manage our wholesale electricity price exposure through hedging activities, including forward wholesale and retail electricity sales.

Taking together forward wholesale and retail electricity sales with all hedging positions, at September 30, 2016, we had effectively hedged an estimated 85% and 79%, respectively, of the price exposure, on a natural gas equivalent basis, related to our expected generation output for the remainder of 2016 and 2017 (assuming an 8.5 heat rate), as compared to 94% and 18%, respectively, at December 31, 2015.

We mitigate market heat rate risk through retail and wholesale electricity sales contracts and shorter-term heat rate hedging transactions. We evaluate opportunities to mitigate heat rate risk over extended periods through longer-term electricity sales contracts where practical, considering pricing, credit, liquidity and related factors.

On an ongoing basis, we will continue monitoring our overall commodity risks and seek to balance our portfolio based on our desired level of exposure to natural gas prices and market heat rates and potential changes to our operational forecasts of overall generation and consumption in our businesses (which are also subject to volatility resulting from customer churn, weather, economic and other factors). Portfolio balancing may include the execution of incremental transactions, including heat rate hedges, the unwinding of existing transactions and the substitution of natural gas hedges with commitments for the sale of electricity at fixed prices. As a result, commodity price exposures and their effect on our results of operations, liquidity and financial condition could materially change from time to time.

The following sensitivity table provides estimates of the potential impact of movements in natural gas prices and market heat rates on realized pretax earnings for the periods presented. The estimates related to price sensitivity are based on our unhedged position and forward prices at September 30, 2016, which for natural gas reflects estimates of power generation less amounts under existing wholesale and retail electricity sales contracts and amounts related to hedging positions. On a rolling basis, generally twelve-months, the substantial majority of retail electricity sales under month-to-month arrangements are deemed to be under contract.

	Balance 2016		2017
$1.00/MMBtu change in natural gas price (a)(b)	$	~12	$	~90
0.1/million British thermal units (MMBtu)/megawatt-hour (MWh) change in market heat rate (c)	$	~ —	$	~7

(a)	Balance of 2016 is from November 1, 2016 through December 31, 2016.
(b)	Assumes conversion of electricity positions based on an approximate 8.5 market heat rate with natural gas generally being on the margin 70% to 90% of the time in the ERCOT market (i.e., when coal is forecast to be on the margin, no natural gas position is assumed to be generated). Excludes the impact of economic backdown.
(c)	Based on Houston Ship Channel natural gas prices at September 30, 2016.

Competitive Retail Markets and Customer Retention

Competitive retail activity in ERCOT has resulted in retail customer churn as customers switch electricity retail providers for various reasons. Based on number of meters, our total retail customer counts declined approximately 1% during the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015, and less than 1% in 2015, 1% in 2014 and 3% in 2013. Based upon 2015 results discussed below in “— Results of Operations,” a 1% decline in retail customers would result in a decline in annual revenues of approximately $29 million. In responding to the competitive landscape in the ERCOT market, we have attempted to reduce overall customer losses by focusing on the following key initiatives:

•	Maintaining competitive pricing initiatives on residential service plans;

•	Actively competing for new customers in areas open to competition within ERCOT, while continuing to strive to enhance the experience of our existing customers; we are focused on continuing to implement initiatives that deliver world-class customer service and improve the overall customer experience;

•	Establishing TXU Energy Retail Company LLC, our direct wholly owned subsidiary that is a REP in competitive areas of ERCOT and leverages our TXU EnergyTM brand in the retail sale of electricity to residential and commercial customers (TXU Energy), as the most innovative retailer in the ERCOT market by continuing to develop tailored product offerings to meet customer needs; and

•	Focusing business market initiatives largely on programs targeted at retaining the existing highest-value customers and recapturing customers who have switched REPs, including maintaining and continuously refining a disciplined contracting and pricing approach and economic segmentation of the business market to enhance targeted sales and marketing efforts and to more effectively deploy our direct-sales force; tactical programs we have initiated include improved customer service, aided by an enhanced customer management system, new product price/service offerings and a multichannel approach for the small business market.

Exposures Related to Nuclear Asset Outages

Our nuclear assets are comprised of two generation units at the Comanche Peak facility, each with an installed nameplate generation capacity of 1,150 MW. As of December 15, 2016, these units represented approximately 14% of our total generation capacity. The nuclear generation units represent our lowest marginal cost source of electricity. Assuming both nuclear generation units experienced an outage at the same time, the unfavorable impact to pretax earnings is estimated (based upon forward electricity market prices for 2016 at September 30, 2016) to be approximately $1 million per day before consideration of any costs to repair the cause of such outages or receipt of any insurance proceeds. See “Business — Nuclear Insurance” for additional information.

The inherent complexities and related regulations associated with operating nuclear generation facilities result in environmental, regulatory and financial risks. The operation of nuclear generation facilities is subject to continuing review and regulation by the Nuclear Regulatory Commission (NRC), including potential regulation as a result of the NRC’s ongoing analysis and response to the effects of the natural disaster on nuclear generation facilities in Fukushima, Japan in 2010, covering, among other things, operations, maintenance, emergency planning, security, and environmental and safety protection. The NRC may implement changes in regulations that result in increased capital or operating costs and may require extended outages, modify, suspend or revoke operating licenses and impose fines for failure to comply with its existing regulations and the provisions of the Atomic Energy Act. In addition, an unplanned outage at another nuclear generation facility could result in the NRC taking action to shut down our Comanche Peak units as a precautionary measure.

We participate in industry groups and with regulators to keep current on the latest developments in nuclear safety, operation and maintenance and on emerging threats and mitigation techniques. These groups include, but are not limited to, the NRC, the Institute of Nuclear Power Operations (INPO) and the Nuclear Energy Institute (NEI). We also apply the knowledge gained through our continuing investment in technology, processes and services to improve our operations and to detect, mitigate and protect our nuclear generation assets. The Comanche Peak facility has not experienced an extended unplanned outage, and management continues to focus on safe, reliable and efficient operations at the facility.

Application of Critical Accounting Policies

We follow U.S. GAAP. Application of these accounting policies in the preparation of our consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses, including fair value measurements and estimates of expected allowed claims, during the periods covered. The following is a summary of certain critical accounting policies that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Derivative Instruments and Mark-to-Market Accounting

We enter into contracts for the purchase and sale of energy-related commodities, and also enter into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. Under accounting standards related to derivative instruments and hedging activities, these instruments are subject to mark-to-market accounting, and the determination of market values for these instruments is based on numerous assumptions and estimation techniques.

Mark-to-market accounting recognizes changes in the fair value of derivative instruments in the financial statements as market prices change. Such changes in fair value are accounted for as unrealized mark-to-market gains and losses in net income with an offset to derivative assets and liabilities. The availability of quoted market prices in energy markets is dependent on the type of commodity (e.g., natural gas, electricity, etc.), time period specified and delivery point. In computing fair value for derivatives, each forward pricing curve is separated into liquid and illiquid periods. The liquid period varies by delivery point and commodity. Generally, the liquid period is supported by exchange markets, broker quotes and frequent trading activity. For illiquid periods, fair value is estimated based on forward price curves developed using modeling techniques that take into account available market information and other inputs that might not be readily observable in the market. We estimate fair value as described in Note 13 to the September 30, 2016 Quarterly Financial Statements and Note 15 to the 2015 Annual Financial Statements and discussed under “Fair Value Measurements” below.

Accounting standards related to derivative instruments and hedging activities allow for normal purchase or sale elections and hedge accounting designations, which generally eliminate or defer the requirement for mark-to-market recognition in net income and thus reduce the volatility of net income that can result from fluctuations in fair values. Normal purchases and sales are contracts that provide for physical delivery of quantities expected to be used or sold over a reasonable period in the normal course of business and are not subject to mark-to-market accounting if the election as normal is made. Hedge accounting designations are made with the intent to match the accounting recognition of the contract’s financial performance to that of the transaction the contract is intended to hedge. The intent of our hedging activity is generally to enter into positions that reduce our exposure to future variable cash flows; such hedges are referred to as cash flow hedges.

Under hedge accounting, changes in fair value of instruments designated as cash flow hedges are recorded in other comprehensive income with an offset to derivative assets and liabilities to the extent the change in value is effective; that is, it mirrors the offsetting change in fair value of the forecasted hedged transaction. Changes in value that represent ineffectiveness of the hedge are recognized in net income immediately, and the effective portion of changes in fair value initially recorded in other comprehensive income are reclassified to net income in the period that the hedged transactions are recognized in net income. At September 30, 2016 and December 31, 2015 and 2014, we did not have any derivatives designated as cash flow hedges.

We report derivative assets and liabilities in the consolidated balance sheets without taking into consideration netting arrangements that we have with counterparties. Margin deposits that contractually offset these assets and liabilities are reported separately in our consolidated balance sheets.

See Note 14 to the September 30, 2016 Quarterly Financial Statements and Note 16 to the 2015 Annual Financial Statements for further discussion regarding derivative instruments, including the termination of interest rate swaps and certain natural gas hedging agreements shortly after the Bankruptcy Filing.

Fair Value Measurements

For certain accounting measurements that require fair value determinations, we calculate value under the fair value hierarchy established in U.S. GAAP. We utilize several valuation techniques to measure the fair value, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

Under the fair value hierarchy, Level 1 and Level 2 valuations generally apply to our commodity-related contracts for natural gas, electricity and fuel, including coal and uranium, derivative instruments entered into for hedging purposes, securities associated with the nuclear decommissioning trust and interest rate swaps intended to fix interest payments on our debt. Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 2 valuations are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences.

Level 3 valuations generally apply to our interest rate swaps on our Predecessor’s debt, congestion revenue rights, certain coal contracts, options to purchase or sell electricity, and electricity purchase and sales agreements for which the valuations include unobservable inputs, including the hourly shaping of the price curve. Level 3 valuations use largely unobservable inputs, with little or no supporting market activity, and assets and liabilities are classified as Level 3 if such inputs are significant to the fair value determination. Valuation risk is mitigated through the performance of stress testing of the significant inputs to understand the impact that varying assumptions may have on the valuation and other review processes performed to ensure appropriate valuation.

As part of our valuation of assets subject to fair value measurement, counterparty credit risk is taken into consideration by measuring the extent of netting arrangements in place with the counterparty along with credit enhancements and the estimated credit ratings, default rate factors and debt trading values of the counterparty. Our valuation of liabilities subject to fair value accounting takes into consideration the market’s view of our credit risk along with the existence of netting arrangements in place with the counterparty and credit enhancements posted by us. We consider the credit risk adjustment to be a Level 3 input since judgment is used to assign credit ratings, recovery rate factors and default rate factors. Valuations of Level 3 assets and liabilities can be sensitive to the assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of our valuation date. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers.

Valuations of several of our Level 3 assets and liabilities are sensitive to changes in discount rates, option-pricing model inputs such as volatility factors and credit risk adjustments. At September 30, 2016 and December 31, 2015, a 10% change in electricity price (per MWh) assumptions across unobservable inputs for delivery periods and locational basis for electricity congestion hedges would result in an approximate $60 million and $4 million, respectively, change in net Level 3 assets and liabilities.

See Note 13 to the September 30, 2016 Quarterly Financial Statements and Note 15 to the 2015 Annual Financial Statements for additional information about fair value measurements, including information on unobservable inputs and related valuation sensitivities and, in the 2015 Annual Financial Statements, a table presenting the changes in Level 3 assets and liabilities for the years ended December 31, 2015, 2014 and 2013.

Revenue Recognition

Our revenue includes an estimate for unbilled revenue related to our retail electricity customers that represents estimated daily kWh consumption after the meter read date to the end of the period multiplied by the applicable billing rates. Estimated daily kWh usage is derived using metered consumption as well as historical kWh usage information adjusted for weather and other measurable factors affecting consumption. Calculations of unbilled revenues during certain interim periods are generally subject to more estimation variability because of seasonal changes in demand. Accrued unbilled revenues totaled $245 million, $231 million, $239 million and $272 million at September 30, 2016, and December 31, 2015, 2014 and 2013, respectively.

Accounting for Income Taxes

EFH Corp. files a United States federal income tax return that includes the results of EFCH, EFIH, Oncor Holdings and TCEH. EFH Corp. is the corporate parent of the EFH Corp. consolidated group, while each of EFIH, Oncor Holdings, EFCH and TCEH were classified as a disregarded entity for United States federal income tax purposes. Pursuant to applicable United States Treasury regulations and published guidance of the Internal Revenue Service (IRS), corporations that are members of a consolidated group have joint and several liability for the taxes of such group. Subsequent to the Effective Date, the T-Side Debtors will no longer be included in the EFH Corp. consolidated group and will be included in a consolidated group of which Vistra Energy is the corporate parent.

Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH, and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, which provided, among other things, that any corporate member or disregarded entity in the EFH Corp. group is required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. Pursuant to the Plan, the T-Side Debtors rejected this agreement on the Effective Date. See Note 2 to the September 30, 2016 Quarterly Financial Statements for a discussion of the Tax Matters Agreement that was entered on the Effective Date between EFH Corp. and Vistra Energy. Additionally, since the date of the Amended and Restated Settlement Agreement among the Debtors, certain investment funds that own Texas Holdings (the Sponsor Group), and certain settling creditors of TCEH, approved by the Bankruptcy Court in December 2015 (the Settlement Agreement), no further cash payments among the Debtors were made in respect of federal income taxes. EFH Corp. has elected to continue to allocate federal income taxes among the entities that are parties to the Federal and State Income Tax Allocation Agreement. The Settlement Agreement did not alter the allocation and payment for state income taxes, which continued to be settled prior to the Effective Date.

Accounting in Reorganization and Fresh-Start Reporting

The consolidated financial statements of our Predecessor reflect the application of ASC 852. During the Chapter 11 Cases, the Debtors, including our Predecessor and its subsidiaries, operated their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. ASC 852 applies to entities that have filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code. The guidance requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. In addition, the guidance provides for changes in the accounting and presentation of liabilities. Expenses and income directly associated with the Chapter 11 Cases are reported separately in the consolidated statements of consolidated income (loss) as reorganization items. Reorganization items also include adjustments to reflect the carrying value of liabilities subject to compromise (LSTC) at their estimated allowed claim amounts, as such adjustments are determined. See Note 8 and Note 10 to the September 30, 2016 Quarterly Financial Statements. Since the Effective Date occurred after the end of the fiscal quarter ended September 30, 2016, ASC 852 continued to apply to our Predecessor at and for the nine months ended September 30, 2016.

As of the Effective Date, Vistra Energy began applying fresh-start reporting under the applicable provisions of ASC 852. Fresh-start reporting includes (1) distinguishing the consolidated financial statements of the entity that was previously in restructuring from the consolidated financial statements of the entity that emerges from restructuring, (2) assigning the reorganized value of the successor entity by measuring all assets and liabilities of the successor entity at fair value, and (3) selecting accounting policies for the successor entity. The consolidated financial statements of Vistra Energy for periods subsequent to the Effective Date will not be comparable to the financial statements of our Predecessor for periods prior to the Effective Date, as those previous periods do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of the Plan or the related application of fresh-start reporting.

Impairment of Goodwill and Other Long-Lived Assets

We evaluate long-lived assets (including intangible assets with finite lives) for impairment, in accordance with accounting standards related to impairment or disposal of long-lived assets, whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For our generation assets, possible indications include an expectation of continuing long-term declines in natural gas prices and/or market heat rates or an expectation that “more likely than not” a generation asset will be sold or otherwise disposed of significantly before the end of its estimated useful life. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results of operations and cash flows related to an asset, group of assets or investment in an unconsolidated subsidiary. Further, the unique nature of our property, plant and equipment, which includes a fleet of generation assets with a diverse fuel mix and individual generation units that have varying production or output rates, requires the use of significant judgments in determining the existence of impairment indications and the grouping of assets for impairment testing. We generally utilize an income approach measurement to derive fair values for our long-lived generation assets. The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, the effects of environmental rules, generation plant performance, forecasted capital expenditures and forecasted fuel prices. Any significant change to one or more of these factors can have a material impact on the fair value measurement of our long-lived assets. As a result of the decrease in forecasted wholesale electricity prices and changes to our operating plans in 2015 and 2014, we evaluated the recoverability of our generation assets and recorded impairment charges of $2.54 billion and $4.67 billion, respectively. In 2013, we evaluated the recoverability of the assets of our joint venture to develop additional nuclear generation units and recorded impairment charges of $140 million. See Note 6 to the September 30, 2015 Quarterly Financial Statements and Note 8 to the annual financial statements of our Predecessor dated December 31, 2015 (the 2015 Annual Financial Statements) for a discussion of the impairment charges related to certain of those assets.

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually (we have selected December 1 as our annual test date) or whenever events or changes in circumstances indicate an impairment may exist, such as the indicators used to evaluate impairments to long-lived assets discussed above or declines in values of comparable public companies in our industry. As required by accounting guidance related to goodwill, our Predecessor allocated goodwill to its reporting unit. Under this goodwill impairment analysis, if at the assessment date, a reporting unit’s carrying value exceeds its estimated fair value (enterprise value), the estimated enterprise value of the reporting unit is compared to the estimated fair values of the reporting unit’s assets (including identifiable intangible assets) and liabilities at the assessment date, and the resultant implied goodwill amount is then compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The determination of enterprise value involves a number of assumptions and estimates. We use a combination of fair value measurements to estimate enterprise values of our reporting unit: internal discounted cash flow analyses (income approach) and comparable publicly traded company values (market approach). The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, the effects of environmental regulations, generation plant performance, forecasted capital expenditures and retail sales volume trends, as well as determination of a terminal value. Another key variable in the income approach is the discount rate, or weighted average cost of capital, applied to the forecasted cash flows. The determination of the discount rate takes into consideration the capital structure, credit ratings and current debt yields of comparable publicly traded companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry. The market approach involves using trading multiples of earnings (net income) before interest expense, income taxes, depreciation and amortization (EBITDA) of those selected publicly traded companies to derive appropriate multiples to apply to the EBITDA of our reporting units. Critical judgments include the selection of publicly traded comparable companies and the weighting of the value metrics in developing the best estimate of enterprise value.

See Note 4 to the September 30, 2016 Quarterly Financial Statements and Note 4 to the 2015 Annual Financial Statements for additional discussion of goodwill impairment charges.

Results of Operations

Financial Results

See below for a discussion of significant variances in financial results for the nine months ended September 30, 2016 when compared to the nine months ended September 30, 2015, the year ended December 31, 2015 compared to year ended December 31, 2014 and the year ended December 31, 2014 compared to December 31, 2013.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
Operating revenues	$3,973	$4,265	$5,370	$5,978	$5,899
Fuel, purchased power costs and delivery fees	(2,082)	(2,090)	(2,692)	(2,842)	(2,848)
Net gain (loss) from commodity hedging and trading activities	282	226	334	11	(54)
Operating costs	(664)	(598)	(834)	(914)	(881)
Depreciation and amortization	(459)	(634)	(852)	(1,270)	(1,333)
Selling, general and administrative expenses	(482)	(495)	(676)	(708)	(756)
Impairment of goodwill	—	(1,400)	(2,200)	(1,600)	(1,000)
Impairment of long-lived assets	—	(1,971)	(2,541)	(4,670)	(140)
Other income	16	15	17	16	9
Other deductions	(75)	(86)	(93)	(281)	(22)
Interest income	3	1	1	—	6
Interest expense and related charges	(1,049)	(964)	(1,289)	(1,749)	(1,916)
Reorganization items	(116)	(152)	(101)	(520)	—

Income (loss) before income taxes	(653)	(3,883)	(5,556)	(8,549)	(3,036)
Income tax benefit (expense)	(3)	816	879	2,320	732

Net loss	(656)	(3,067)	(4,677)	(6,229)	(2,304)
Net loss attributable to noncontrolling interests	—	—	—	—	107

Net loss attributable to our Predecessor	$(656)	$(3,067)	$(4,677)	$(6,229)	$(2,197)

Operating Statistics

	Nine Months Ended September 30,		% Change	Year Ended December 31,			2015	2014
	2016	2015		2015	2014	2013	% Change	% Change
	(in millions, except percentage amounts)
Operating revenues:
Retail electricity revenues:
Residential	$2,084	$2,362	(11.8)%	$2,931	$2,970	$2,984	(1.3)%	(0.5)%
Business markets	1,070	1,177	(9.1)%	1,518	1,443	1,355	5.2%	6.5%

Total retail electricity revenues	3,154	3,539	(10.9)%	4,449	4,413	4,339	0.8%	1.7%
Wholesale electricity and other operating revenues (a)(b)	819	726	12.8%	921	1,565	1,560	(41.2)%	0.3%

Total operating revenues	$3,973	$4,265	(6.8)%	$5,370	$5,978	$5,899	(10.2)%	1.3%

Sales volumes:
Retail electricity sales volumes —(GWh):
Residential	16,619	17,667	(5.9)%	21,923	21,910	22,791	0.1%	(3.9)%
Business markets	14,354	14,796	(3.0)%	19,289	16,601	15,203	16.2%	9.2%

Total retail electricity	30,973	32,463	(4.6)%	41,212	38,511	37,994	7.0%	1.4%
Wholesale electricity sales volumes (b)	25,563	17,526	45.9%	23,533	32,965	38,320	(28.6)%	(14.0)%

Total sales volumes	56,536	49,989	13.1%	64,745	71,476	76,314	(9.4)%	(6.3)%

Fuel, purchased power costs and delivery fees:
Fuel for nuclear facilities	$92	$118	(22.0)%	$146	$147	$173	(0.7)%	(15.0)%
Fuel for lignite and coal facilities	548	560	(2.1)%	736	784	869	(6.1)%	(9.8)%
Fuel for natural gas facilities and purchased power costs (a)	310	199	55.8%	252	316	292	(20.3)%	8.2%
Other costs	108	128	(15.6)%	166	267	233	(37.8)%	14.6%
Delivery fees	1,024	1,085	(5.6)%	1,392	1,328	1,281	4.8%	3.7%

Total	$2,082	$2,090	(0.4)%	$2,692	$2,842	$2,848	(5.3)%	(0.2)%

Production and purchased power volumes (GWh):
Nuclear facilities	15,005	15,830	(5.2)%	19,954	18,636	20,487	7.1%	(9.0)%
Lignite and coal facilities (c)	31,865	31,784	0.3%	41,817	48,878	52,023	(14.4)%	(6.0)%
CCGT facilities	8,048	—	—%	—	—	—	—%	—%
Other natural gas facilities	491	689	(28.7)%	709	816	899	(13.1)%	(9.2)%
Capacity factors:
Nuclear facilities	99.2%	105.1%	(5.6)%	99.0%	92.5%	101.7%	7.0%	(9.0)%
Lignite and coal facilities (c)	60.5%	60.5%	—%	59.5%	69.6%	74.1%	(14.5)%	(6.1)%
CCGT facilities	65.2%	—%	—%	—%	—%	—%	—%	—%
Market pricing:
Average ERCOT North power price per MWh	$20.78	$25.69	(19.1)%	$23.78	$36.44	$30.50	(34.7)%	19.5%

(a)	Upon settlement of physical derivative commodity contracts that we mark-to-market in net income, such as certain electricity sales and purchase agreements and coal purchase contracts, wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, as required by U.S. GAAP, rather than contract price. The offsetting differences between contract and market prices are reported in net gain from commodity hedging and trading activities.

(b)	Includes net amounts related to sales and purchases of balancing energy in the ERCOT real-time market.
(c)	Includes the estimated effects of economic backdown (including seasonal operations) of lignite- and coal-fueled units totaling 14,420 GWh and 15,300 GWh for the nine months ended September 30, 2016 and 2015, respectively, and 19,900 GWh, 15,770 GWh and 12,460 GWh in 2015, 2014 and 2013, respectively.

Financial Results — Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

The overall $3.23 billion decrease in loss before income taxes during the nine months ended September 30, 2016 relative to the comparable 2015 period primarily reflected the noncash impairments of goodwill and certain long-lived assets during the nine months ended September 30, 2015, partially offset by lower operating revenues during the nine months ended September 30, 2016, relative to the comparable 2015 period. In 2015, a noncash impairment of goodwill totaling $1.4 billion and noncash impairments of certain long-lived assets totaling $1.971 billion were recorded.

Operating revenues during the nine months ended September 30, 2016 decreased $292 million relative to the comparable 2015 period, driven by a decrease in retail electricity revenues, partially offset by an increase in wholesale electricity revenues. Retail electricity revenues decreased $385 million during the nine months ended September 30, 2016 relative to the comparable 2015 period reflecting a $223 million decrease due to 7% lower average pricing and a $162 million decrease due to a 5% decrease in sales volumes driven by milder weather. Wholesale electricity revenues increased $110 million during the nine months ended September 30, 2016 relative to the comparable 2015 period due to a 7,106 GWh increase in generation volumes driven by the Lamar and Forney Acquisition in April 2016, partially offset by lower average wholesale electricity prices.

The $8 million decrease in fuel, purchased power costs and delivery fees during the nine months ended September 30, 2016 relative to the comparable 2015 period reflected a $61 million decrease in delivery fees, $38 million decrease in nuclear, lignite and coal facilities fuel costs, $28 million in lower purchased power costs and a $16 million decrease in other fuel costs and ancillary service costs, partially offset by a $139 million increase in fuel costs for natural gas facilities, which reflects the impact of the Lamar and Forney Acquisition in April 2016.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities. The results are primarily related to natural gas and power hedging activity.

	Nine Months Ended September 30,
	2016	2015	Change
	(in millions)
Net gain from commodity hedging and trading activities
Realized net gains (losses)	$320	$121	$199
Unrealized net gains (losses)	(38)	105	(143)

Total	$282	$226	$56

The decrease in operating revenues during the nine months ended September 30, 2016 relative to the comparable 2015 period was partially offset by a $199 million increase in realized net gains during the nine months ended September 30, 2016 relative to the comparable 2015 period, which reflected settled gains due to declining market prices. These gains were primarily related to natural gas positions.

The $143 million unfavorable change in unrealized net gains (losses) during the nine months ended September 30, 2016 relative to the comparable 2015 period reflected a larger reversal of previously recorded unrealized net gains on settled positions in 2016 and higher unrealized net gains recorded in 2015 due to an increase in forward natural gas and power prices on hedge positions.

The $66 million increase in operating costs during the nine months ended September 30, 2016 relative to the comparable 2015 period reflected higher nuclear maintenance costs due to a spring nuclear outage in 2016 compared to a fall outage in 2015 and incremental operating and maintenance costs associated with the Lamar and Forney Acquisition in April 2016.

Depreciation and amortization expenses decreased $175 million during the nine months ended September 30, 2016 relative to the comparable 2015 period, driven by the effect of noncash impairments of certain long-lived assets recorded in 2015, partially offset by incremental expense associated with the Lamar and Forney Acquisition in April 2016.

For the nine months ended September 30, 2016, results include $32 million of severance expense, primarily reported in fuel, purchased power and delivery fees and operating costs, associated with certain actions taken to reduce costs related to our mining and lignite and coal generation operations.

See Note 16 to the September 30, 2016 Quarterly Financial Statements for details of other income and deductions. See Note 7 to the September 30, 2016 Quarterly Financial Statements for details of interest expense and related charges. See Note 8 to the September 30, 2016 Quarterly Financial Statements for details of reorganization items. See Note 5 to the September 30, 2016 Quarterly Financial Statements for reconciliation of comparable effective tax rates to the United States federal statutory rate.

Financial Results — Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Loss before income taxes decreased $2.993 billion in 2015 from 2014 to a loss of $5.556 billion. The decrease primarily reflected the larger noncash impairment charges of certain long-lived assets in 2014 and the decrease in interest expense, the decrease in depreciation and amortization expense and a decrease in reorganization items expense in 2015.

Operating revenues decreased $608 million in 2015 from 2014, as a result of a decrease in wholesale electricity revenues, partially offset by an increase in retail electricity revenues. Wholesale electricity revenues decreased $587 million in 2015 from 2014 reflecting a $362 million decrease in sales volumes and a $225 million decrease due to lower average wholesale electricity prices. The decrease in wholesale electricity sales volumes was driven by lower generation volumes from increased economic backdown (including seasonal operations) at our lignite and coal generation facilities, which was driven by a 35% decline in average wholesale electricity prices, driven by lower natural gas prices. Retail electricity revenues increased $36 million in 2015 from 2014 primarily reflecting a $310 million increase due to sales volumes driven by an increase in business sales volumes, partially offset by a $274 million decrease due to lower average prices primarily for business markets customers.

Fuel, purchased power costs and delivery fees decreased $150 million in 2015 from 2014. Fuel for lignite and coal facilities decreased $48 million in 2015 from 2014 due to a 14% decrease in generation volumes, partially offset by higher lignite mining costs and more western coal in the fuel blend. Fuel for natural gas facilities and purchased power costs decreased $64 million in 2015 from 2014 driven by a 28% decrease in purchased power volumes, lower natural gas prices and a 13% decrease in generation volumes from natural gas generation units. Other costs decreased $101 million in 2015 from 2014, reflecting a $49 million decrease in natural gas purchases for resale and $34 million decrease in amortization of favorable purchase contracts due to impairments recorded at the end of 2014. Delivery fees increased $64 million in 2015 from 2014, primarily reflecting higher retail volumes.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities. The results are primarily related to natural gas and power hedging activity.

	Year Ended December 31,
	2015	2014	Change
	(in millions)
Realized net gains	$217	$387	$(170)
Unrealized net gains (losses)	117	(376)	493

Total	$334	$11	$323

Realized net gains on hedging and trading positions decreased $170 million, or 43.9%, in 2015 from 2014, reflecting lower gains due to the 2014 termination of our favorable long-term natural gas hedging program, partially offset by other realized gains from declining market prices in 2015.

The $493 million favorable change in unrealized net gains in 2015 from 2014 primarily reflected the 2014 reversal of previously recorded unrealized gains related to the favorable pricing of our long-term natural gas hedging program that terminated in 2014 along with favorable unrealized gains in 2015 due to the impact of declining natural gas prices on our hedging positions.

Operating costs decreased $80 million in 2015 from 2014, driven by $55 million in lower nuclear maintenance costs, reflecting a spring refueling in 2014 that was absent in 2015, as well as lower lignite and coal facilities operating costs reflecting lower generation.

Depreciation and amortization expenses decreased $418 million in 2015 from 2014, primarily reflecting reduced depreciation expense resulting from the effect of noncash impairments of certain long-lived assets recorded at the end of 2014 and during 2015.

See Note 4 to the 2015 Annual Financial Statements for details of noncash impairments of goodwill. See Note 7 to the 2015 Annual Financial Statements for details of other income and deductions. See Note 8 to the 2015 Annual Financial Statements for details of noncash impairments of certain long lived assets. See Note 9 to the 2015 Annual Financial Statements for details of interest expense and related charges. See Note 10 to the 2015 Annual Financial Statements for details of reorganization items.

Financial Results — Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Loss before income taxes increased $5.513 billion in 2014 from 2013, primarily driven by the 2014 noncash impairments of certain long-lived assets of $4.670 billion, the 2014 noncash impairment of goodwill of $1.6 billion and 2014 reorganization items of $520 million, partially offset by the 2013 noncash impairment of goodwill of $1.0 billion, the decrease in interest expense and related charges of $167 million and the 2013 noncash impairment of the assets of the nuclear generation development joint venture of $140 million.

Operating revenues increased $79 million in 2014 from 2013, as a result of an increase in retail electricity revenues, partially offset by a decrease in wholesale electricity revenues. Wholesale electricity revenues decreased $15 million in 2014 from 2013, reflecting a $179 million decrease due to lower sales volumes, largely offset by a $164 million increase due to higher average prices. The decrease in wholesale sales volumes was driven by 7% decrease in nuclear and lignite and coal generation volumes due to higher economic backdown and nuclear refueling outages. Higher average prices were driven by an overall 16% increase in natural gas prices in 2014, predominately in the first half of the year. Retail electricity revenues increased $74 million in 2014 from 2013, reflecting a $59 million increase in sales volumes and $15 million in higher average prices. Retail sales volumes increased 1% reflecting higher sales growth in small and large business that was largely offset by a decline in residential volumes. The decrease in residential volumes reflects milder weather and a 1% decline in customer counts.

Fuel, purchased power costs and delivery fees decreased $6 million in 2014 from 2013. Lignite and coal fuel costs decreased $85 million reflecting lower generation volumes and higher lignite in the fuel blend, partially offset by higher western coal prices. Nuclear fuel costs decreased $26 million in 2014 from 2013, reflecting lower generation volumes due to the refueling outage and the discontinuance of Department of Energy (DOE) billing for spent fuel handling costs beginning in May 2014. These decreases were largely offset by $47 million increase in delivery rates, $26 million increase in ERCOT ancillary fees related to cold weather in the first quarter of 2014 and $24 million increase in fuel for natural gas facilities and purchase power costs also related to first quarter 2014 cold weather.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities. The results are primarily related to natural gas and power hedging activity.

	Year Ended December 31,
	2014	2013	Total
	(in millions)
Realized net gains	$387	$1,057	$(670)
Unrealized net losses	(376)	(1,111)	735

Total	$11	$(54)	$65

Realized net gains on hedging and trading positions decreased by $670 million in 2014 from 2013, reflecting lower hedging gains from the natural gas hedging program in 2014 due to lower hedge prices.

The favorable change in unrealized net losses on hedging and trading positions of $735 million in 2014 from 2013 also reflected the lower gains in the natural gas hedging program. As realized gains were recognized, unrealized losses were recognized for the reversal of previously recognized unrealized gains.

Operating costs increased $33 million in 2014 from 2013, due to $57 million in higher nuclear maintenance costs primarily reflecting refueling outages for both generation units in 2014 as compared to only one unit in 2013 and maintenance costs incurred during the unplanned outage time experienced during the 2014 fall refueling outage, partially offset by lower maintenance and other costs of $14 million at lignite- and coal-fueled generation units and $5 million at natural gas-fueled plants.

Depreciation and amortization expenses decreased $63 million in 2014 from 2013, reflecting reduced depreciation expense resulting from the effect of noncash impairments of certain long-lived assets and the useful lives of certain lignite and coal generation equipment being longer than originally estimated.

Selling, general and administrative expenses decreased $48 million in 2014 from 2013, reflecting $41 million in lower legal and other professional services costs associated with the Chapter 11 Cases prior to the Petition Date of April 29, 2014, and $29 million in lower allocated Sponsor Group management fees, partially offset by $14 million in higher employee compensation and benefit costs. Legal and other professional services costs associated with the Chapter 11 Cases subsequent to the Petition Date are reported in reorganization items as discussed herein.

See Note 4 to the 2015 Annual Financial Statements for details of noncash impairments of goodwill. See Note 7 to the 2015 Annual Financial Statements for details of other income and deductions. See Note 8 to the 2015 Annual Financial Statements for details of noncash impairments of certain long lived assets. See Note 9 to the 2015 Annual Financial Statements for details of interest expense and related charges. See Note 10 to the 2015 Annual Financial Statements for details of reorganization items.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the nine months ended September 30, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013. The net change in these assets and liabilities, excluding “other activity” as described below, reflects $38 million in unrealized net losses and $105 million in unrealized net gains in the nine months ended September 30, 2016 and 2015, respectively, and $117 million in unrealized net gains, $368 million in unrealized net losses and $1.093 billion in unrealized net losses in 2015, 2014 and 2013, respectively, arising from mark-to-market accounting for positions in the commodity contract portfolio.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in millions)
Commodity contract net asset at beginning of period	$271	$180	$180	$525	$1,664
Settlements/termination of positions (a)	(232)	(176)	(263)	(385)	(1,039)
Changes in fair value of positions in the portfolio (b)	194	281	380	17	(54)
Other activity (c)	(35)	(26)	(26)	23	(46)

Commodity contract net asset at end of period	$198	$259	$271	$180	$525

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement/termination (offsets realized gains and losses recognized in the settlement period). Excludes changes in fair value in the month the position settled as well as amounts related to positions entered into and settled in the same month.
(b)	Represents unrealized net gains (losses) recognized, reflecting the effect of changes in fair value. Excludes changes in fair value in the month the position settled as well as amounts related to positions entered into and settled in the same month.
(c)	These amounts do not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration, generally related to options purchased/sold. The nine month values also include fair value of acquired commodity contracts as of the date of the Lamar and Forney Acquisition.

Maturity Table — The following tables presents the commodity contract net asset arising from recognition of fair values at September 30, 2016, scheduled by the source of fair value and contractual maturity dates of the underlying positions.

	Maturity dates of unrealized commodity contract net asset at September 30, 2016
Source of fair value	Less than 1 year	1-3 years	4-5 years	Total
	(in millions)
Prices actively quoted	$28	$(6)	$(1)	$21
Prices provided by other external sources	57	23	—	80
Prices based on models	53	40	4	97

Total	$138	$57	$3	$198

Liquidity and Capital Resources

Operating Cash Flows

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015. Cash used in operating activities totaled $196 million in 2016 and cash provided by operating activities totaled $209 million in 2015. The increase in cash used of $405 million was primarily driven by a $232 million decrease in cash provided by margin deposits and higher cash interest payments.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014. Cash provided by operating activities totaled $237 million in 2015 compared to cash provided by operating activities of $444 million in 2014. The decrease of $207 million was driven by higher cash used to pay for reorganization costs and higher cash interest payments.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013. Cash provided by operating activities totaled $444 million in 2014 compared to cash used in operating activities of $270 million in 2013. The increase in cash provided by operating activities of $714 million was primarily driven by lower cash interest payments due to the discontinuation of interest paid on pre-Petition debt and a decrease in cash used for margin deposits, partially offset by lower cash received from commodity hedging and trading activities reflecting lower gains on the natural gas hedging program.

Financing Cash Flows

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September, 2015. Cash provided by financing activities totaled $1.913 billion in 2016 compared to cash used in financing activities of $20 million in 2015. Activity in 2016 reflected $2.040 billion in net borrowings under the TCEH DIP Roll Facilities and the TCEH DIP Facility, including $870 million in net borrowings to fund the Lamar and Forney Acquisition. Activity in 2016 also reflected $112 million in fees related to the issuance of the TCEH DIP Roll Facilities. Activity in 2016 and 2015 reflected debt repayments of $15 million and $20 million, respectively.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014. Cash used in financing activities totaled $30 million in 2015 compared to cash provided by financing activities of $1.111 billion in 2014. Activity in 2015 reflected the repayments of certain debt principal and fees. Activity in 2014 reflected $1.425 billion in borrowings from the TCEH DIP Facility, partially offset by $223 million in principal payments for pollution control revenue bonds and $92 million in fees associated with establishment of the TCEH DIP Facility.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013. Cash provided by financing activities totaled $1.111 billion in 2014 compared to cash used in financing activities of $175 million in 2013. Activity in 2014 reflected $1.425 billion in borrowings from the TCEH DIP Facility, partially offset by $223 million in principal payments for pollution control revenue bonds and $92 million in payment of fees associated with establishment of the TCEH DIP Facility. Activity in 2013 reflected scheduled repayments of debt and an $82 million repayment resulting from the termination of the accounts receivable securitization program.

See Notes 11 and 12 to the 2015 Annual Financial Statements for further details of the TCEH DIP Facility and pre-Petition debt.

Investing Cash Flows

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015. Cash used in investing activities totaled $1.288 billion and $330 million in 2016 and 2015, respectively. Cash used in 2016 reflected payments of $1.343 billion related to the Lamar and Forney Acquisition net of cash acquired and capital expenditures (including nuclear fuel purchases) totaling $263 million, partially offset by a $365 million decrease in restricted cash used to backstop letters of credit.

Capital expenditures, including nuclear fuel, during the nine months ended September 30, 2016 totaled $263 million and consisted of:

•	$171 million, primarily for our existing generation operations;

•	$40 million for environmental expenditures related to generation units;

•	$33 million for nuclear fuel purchases, and

•	$19 million for information technology, nuclear generation and other corporate investments.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014. Cash used in investing activities totaled $650 million and $458 million in 2015 and 2014, respectively. Cash used in 2015 reflected capital expenditures (including nuclear fuel purchases) totaling $460 million and a $123 million increase in restricted cash largely for supporting letters of credit issued under the TCEH DIP Facility. Cash used in 2014 reflected capital expenditures (including nuclear fuel purchases) totaling $413 million and a $350 million increase in restricted cash supporting letters of credit issued under the TCEH DIP Facility, partially offset by $392 million in restricted cash released from an escrow account when certain letters of credit were drawn.

Capital expenditures, including nuclear fuel, in 2015 totaled $460 million and consisted of:

•	$230 million, primarily for our existing generation operations;

•	$82 million for environmental expenditures related to generation units;

•	$123 million for nuclear fuel purchases, and

•	$25 million for information technology and other corporate investments.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013. Cash used in investing activities totaled $458 million in 2014 and cash provided by investing activities totaled $16 million in 2013. The increase in cash used in investing activities of $474 million reflected $698 million in cash provided in 2013 from EFH Corp.’s repayment of the TCEH demand notes. This was partially offset by a net $42 million source of cash from restricted cash activity in 2014 reflecting a $392 million source of cash from a collateral account when certain letters of credit were drawn, partially offset by a $350 million use of restricted cash supporting new letters of credit issued under the TCEH DIP Facility. Other favorable changes in investing activity in 2014 included a reduction in capital expenditures (including nuclear fuel purchases) of $175 million to $413 million, due to scope and timing of capital projects, including certain cancelled or deferred mining and generation projects, timing and costs of nuclear fuel purchases and pre-Petition payments that were stayed due to the Bankruptcy Filing. Investing cash flows were also favorably affected by $40 million in cash used in 2013 to acquire the owner participant interest in a trust established to lease six natural gas-fired combustion turbines to us.

Capital expenditures, including nuclear fuel, in 2014 totaled $413 million and consisted of:

•	$248 million, primarily for our existing generation operations;

•	$76 million for environmental expenditures related to generation units;

•	$77 million for nuclear fuel purchases, and

•	$12 million for information technology, nuclear generation development and other corporate investments.

Debt Activity

In August 2016, our Predecessor entered into a $4.25 billion senior secured super-priority TCEH DIP Roll Facility consisting of (1) the TCEH DIP Roll Revolving Credit Facility with borrowing capacity of $750 million, none of which was outstanding at September 30, 2016, (2) the TCEH DIP Roll Term Loan Letter of Credit Facility with borrowing capacity of $650 million, which was fully funded at September 30, 2016 and (3) the TCEH DIP Roll Term Loan Facility with a borrowing capacity of $2.85 billion, which was fully funded at September 30, 2016. The maturity date of the TCEH DIP Roll Facilities was the earlier of (a) October 31, 2017 or (b) the Effective Date. Net proceeds from the TCEH DIP Roll Facilities totaled $3.465 billion and were used to repay $2.65 billion outstanding under the TCEH DIP Facility, fund a $650 million collateral account used to backstop the issuances of letters of credit and pay $107 million of issuance costs. The remaining balance was used for general business purposes. In the September 30, 2016 condensed consolidated balance sheet, the borrowings under the TCEH DIP Roll Facilities were reported as noncurrent liabilities.

On the Effective Date, the TCEH DIP Roll Facilities were converted into the Vistra Operations Credit Facilities of Vistra Operations Company LLC. As of the Effective Date, the Vistra Operations Credit Facilities

consisted of (i) a senior secured first lien revolving credit facility in an aggregate principal amount of $750 million, with a 5-year maturity, including both a letter of credit sub-facility and a swingline loan facility, which we refer to as the Initial Revolving Credit Facility, (ii) a senior secured term loan B facility in an aggregate principal amount of $2.85 billion, with a 7-year maturity, which we refer to as the Initial Term Loan B Facility, and (iii) a senior secured term loan C facility in an aggregate principal amount of $650 million, with a 7-year maturity, which we refer to as the Term Loan C Facility. On December 14, 2016, Vistra Operations obtained (i) $1 billion aggregate principal amount of incremental term loans, which we refer to as the 2016 Incremental Term Loans, and together with the Initial Term Loan B Facility, the Term Loan B Facility, and (ii) $110 million of incremental revolving credit commitments, which we refer to as the 2016 Incremental Revolving Credit Commitments, and together with the Initial Revolving Credit Facility, the Revolving Credit Facility. In addition, Vistra Operations increased the aggregate amount of letters of credit available under the Revolving Credit Facility from $500 million to $600 million. We refer to the Term Loan B Facility and the Term Loan C Facility as the Term Loan Facilities and to the Revolving Credit Facility and the Term Loan Facilities as the Vistra Operations Credit Facilities.

As of December 15, 2016, after giving effect to the borrowing of the 2016 Incremental Term Loans, $0, $3.85 billion and $650 million of loans were outstanding under the Revolving Credit Facility, the Term Loan B Facility and the Term Loan C Facility, respectively. Additionally, the size of the Revolving Credit Facility, the Term Loan B Facility and the Term Loan C Facility can each be increased, subject to a limit set forth in the credit agreement, pursuant to an uncommitted incremental facility.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to, at our option, either a LIBOR plus an applicable margin of 3.25% or a base rate plus an applicable margin of 2.25%. Borrowings under the Initial Term Loan B Facility and the Term Loan C Facility bear interest at a rate equal to, at our option, either a LIBOR (subject to a LIBOR floor of 1.0%) plus an applicable margin of 4.00% or a base rate plus an applicable margin of 3.00%. The 2016 Incremental Term Loans bear interest at a rate equal to, at our option, either a LIBOR (subject to a LIBOR floor of .75%) plus an applicable margin of 3.25% or a base rate plus an applicable margin of 2.25%.

In December 2016, Vistra Operations executed $3 billion aggregate notional amount of pay fixed, receive floating interest rate swaps to hedge a portion of its LIBOR interest rate exposure on its outstanding term loans.

We are required to make scheduled quarterly payments on the Term Loan B Facility in annual amounts equal to 1.0% of the original principal amount of the Term Loan B Facility for six years and three quarters, with the balance paid at maturity.

In addition, we are required to prepay outstanding loans under the Term Loan Facilities, subject to certain exceptions, with:

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the Vistra Operations Credit Facilities; and

•	100% of the net cash proceeds of all non-ordinary course asset sales, other dispositions of property or certain casualty events, in each case subject to certain exceptions and provided that we may reinvest those proceeds in assets to be used in its business or in certain other permitted investments.

We may make voluntary prepayments of outstanding loans under the Term Loan B Facilities and the Revolving Credit Facility and voluntary reductions of the unutilized portion of the commitments under the Revolving Credit Facility without penalty, subject to customary “breakage” costs with respect to LIBOR loans.

Term loans under the Term Loan B Facility and the Term Loan C Facility are prepayable at any time without premium or penalty; provided that there will be a 1.00% prepayment premium in connection with any repricing of such term loans that reduces the interest rate prior to (i) February 4, 2017, with respect to any term loans under the Initial Term Loan B Facility or Term Loan C Facility or (ii) June 14, 2017, with respect to any 2016 Incremental Term Loans.

The Revolving Credit Facility requires that we, subject to a testing threshold, comply on a quarterly basis with a maximum consolidated first lien net leverage ratio of 4.25 to 1.00. The testing threshold will be satisfied at any time at which the sum of outstanding revolving credit facility loans and revolving letters of credit (excluding up to $100 million of undrawn revolving letters of credit and cash collateralized or backstopped letters of credit) exceeds 30% of the outstanding commitments under the Revolving Credit Facility at such time.

The Vistra Operations Credit Facilities contain restrictive covenants that limit Vistra Operations’ ability and the ability of its restricted subsidiaries to, among other things, (i) incur additional indebtedness or issue certain preferred shares, (ii) make certain investments, loans, and advances (including acquisitions), (iii) consolidate, merge, sell or otherwise dispose of all or any part of its assets, (iv) pay dividends or make distributions or other restricted payments, (v) create liens on certain assets, (vi) sell assets, (vii) enter into certain transactions with affiliates, (viii) enter into sale-leaseback transactions, (ix) restrict dividends from our subsidiaries or restrict liens and (x) modify the terms of certain debt agreements. Each of these covenants is subject to customary or agreed-upon exceptions, baskets and thresholds.

The Vistra Operations Credit Facilities also contain certain other customary affirmative covenants, including requirements to provide financial and other information to agents, to not change our lines of business and events of default, including events of default resulting from non-payment of any principal, interest or fees, material breaches of representations and warranties, failure to comply with the consolidated first lien net leverage rates covenant with respect to the Revolving Credit Facility, defaults under other agreements and instruments and the entry of a final judgment exceeding $300 million against Vistra Operations and its restricted subsidiaries, each subject to customary or agreed-upon exceptions, baskets and thresholds (including equity cure provisions).

Available Liquidity

The following table summarizes changes in available liquidity at December 15, 2016, September 30, 2016 and December 31, 2015:

	Available Liquidity
	December 15, 2016	September 30, 2016	December 31, 2015
	(in millions)
Cash and cash equivalents (a)	$1,836	$1,829	$1,400
TCEH DIP Roll Revolving Credit Facility	N/A	750	—
Original TCEH debtor-in-possession revolving credit facility	N/A	—	1,950
TCEH DIP Roll Term Loan Letter of Credit Facility	N/A	104	—
Revolving Credit Facility (b)	860	N/A	N/A
Initial Term Loan B Facility	—	N/A	N/A
Term Loan C Facility	124	N/A	N/A

Total liquidity	$2,820	$2,683	$3,350

(a)	Includes proceeds from the 2016 Incremental Term Loans that will be used to fund the 2016 Special Dividend. Cash and cash equivalents at December 15, 2016, September 30, 2016 and December 31, 2015 exclude $650 million, $650 million and $1.026 billion, respectively, of restricted cash held for letter of credit support.
(b)	The 2016 Incremental Revolving Credit Commitments increased borrowing capacity from $750 million to $860 million in December 2016 in connection with the 2016 Incremental Term Loans. See “— Debt Activity.”

The decrease in available liquidity of $667 million in the nine months ended September 30, 2016 compared to December 31, 2015 was primarily driven by $2.040 billion in net borrowings under the TCEH DIP Roll Facilities and the TCEH DIP Facility, including $870 million in net borrowings to fund the Lamar and Forney

Acquisition, $1.064 billion in cash interest payments (including adequate protection payments), $263 million in capital expenditures (including nuclear fuel purchases) and $104 million of cash used to pay for reorganization expenses.

Based upon our current internal financial forecasts, we believe that we will have sufficient amounts available under the Vistra Operations Credit Facilities, plus cash generated from operations, to fund our anticipated cash requirements through at least the next 12 months.

Capital Expenditures

Capital expenditures and nuclear fuel purchases for 2016 are expected to total approximately $375 million and include:

•	$260 million for investments in generation facilities, including approximately:

•	$210 million for major maintenance and

•	$50 million for environmental expenditures related to the MATS and other regulations;

•	$75 million for nuclear fuel purchases; and

•	$40 million for information technology and other corporate investments.

Pension and OPEB Plan Funding

See Note 18 to the 2015 Annual Financial Statements.

Liquidity Effects of Commodity Hedging and Trading Activities

We have entered into commodity hedging and trading transactions that require us to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument we hold has declined in value. We use cash, letters of credit and other forms of credit support to satisfy such collateral posting obligations. See “— Debt Activity” above for discussion of the Vistra Operations Credit Facilities.

Exchange cleared transactions typically require initial margin (i.e., the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variation margin (i.e., the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors, including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. Cash collateral received from counterparties is either used for working capital and other business purposes, including reducing borrowings under credit facilities, or is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. With respect to over-the-counter transactions, counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties, which would reduce liquidity in the event the cash was not restricted.

At September 30, 2016, TCEH received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$42 million in cash has been posted with counterparties as compared to $6 million posted at December 31, 2015;

•	$64 million in cash has been received from counterparties as compared to $152 million received at December 31, 2015;

•	$399 million in letters of credit have been posted with counterparties as compared to $230 million posted at December 31, 2015; and

•	$2 million in letters of credit have been received from counterparties as compared to $3 million received at December 31, 2015.

Income Tax Matters

See “— Application of Critical Accounting Policies — Accounting for Income Taxes” above.

EFH Corp files a U.S. federal income tax return that, prior to the Effective Date, included the results of our Predecessor, which was classified as a disregarded entity for U.S. federal income tax purposes. Subsequent to the Effective Date, the TCEH Debtors and the EFH Shared Services Debtors are no longer included in the EFH Corp. consolidated group and will be included in a consolidated group of which Vistra Energy is the corporate parent. Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH and TCEH) were parties to a Federal and State Income Tax Allocation Agreement, which provided, among other things, that any corporate member or disregarded entity in the EFH Corp. group was required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. Pursuant to the Plan of Reorganization, the TCEH Debtors and the EFH Shared Services Debtors rejected this agreement on the Effective Date. Additionally, since the date of the Settlement Agreement, no further cash payments among the Debtors were made in respect of federal income taxes. EFH Corp. has elected to continue to allocate federal income taxes among the entities that are parties to the Federal and State Income Tax Allocation Agreement. The Settlement Agreement did not alter the allocation and payment for state income taxes, which continued to be settled prior to the Effective Date.

The T-Side Debtors and the EFH Shared Services Debtors emerged from the Chapter 11 Cases on the Effective Date in a tax-free spin-off from EFH Corp that was part of a series of transactions that included a taxable component, which generated a taxable gain that will be offset with available net operating losses (NOLs) of EFH Corp., substantially reducing the NOLs available to EFH Corp. in the future. The EFH Corp. consolidated group’s NOLs as of December 31, 2016 (including current year losses and prior year carryforwards) prior to taking into account Emergence transaction impacts are estimated to be approximately $7.4 billion, and we expect that approximately $5.5 billion to $6.0 billion of those losses will be used to offset the taxable gain from Emergence.

Capitalization

At September 30, 2016, our capitalization ratios consisted of 304.4% borrowings under the TCEH DIP Roll Facilities, debt (less amounts due currently) and pre-Petition notes, loans and other debt reported as liabilities subject to compromise, and (204.4)% membership equity interests. Total borrowings under the TCEH DIP Roll Facilities, debt and pre-Petition notes, loans and other debt reported as liabilities subject to compromise to capitalization was 304.3% at September 30, 2016.

At December 31, 2015, our capitalization ratios consisted of 324.1% borrowings under the TCEH DIP Facility (classified as due currently), debt (less amounts due currently) and pre-Petition notes, loans and other debt reported as liabilities subject to compromise, and (224.1)% membership equity interests. Total borrowings under the TCEH DIP Facility, debt and pre-Petition notes, loans and other debt reported as liabilities subject to compromise to capitalization was 323.7% at December 31, 2015.

At December 31, 2014, our capitalization ratios consisted of 220.4% borrowings under the TCEH DIP Facility, debt (less amounts due currently) and pre-Petition notes, loans and other debt reported as liabilities subject to compromise, and (120.4%) membership equity interests. Total borrowings under the TCEH DIP Facility, debt and pre-Petition notes, loans and other debt reported as liabilities subject to compromise to capitalization was 220.2% at December 31, 2014.

Collateral Support Obligations

The Railroad Commission of Texas (RCT) has rules in place to assure that parties can meet their mining reclamation obligations. In September 2016, the RCT agreed to a collateral bond of up to $975 million to support Luminant’s reclamation obligations. The collateral bond is effectively a first lien on all of Vistra Operations’ assets (which ranks pari passu with the Vistra Operations Credit Facilities) that contractually enables the RCT to be paid (up to $975 million) before the other first lien lenders in the event of a liquidation of our assets. Collateral support relates to land mined or being mined and not yet reclaimed as well as land for which permits have been obtained but mining activities have not yet begun and land already reclaimed but not released from regulatory obligations by the RCT, and includes cost contingency amounts.

The PUCT has rules in place to assure adequate creditworthiness of each REP, including the ability to return customer deposits, if necessary. Under these rules, at September 30, 2016, TCEH posted letters of credit in the amount of $55 million, which is subject to adjustments. Such amount remains posted.

ERCOT has rules in place to assure adequate creditworthiness of parties that participate in the day-ahead, real-time and congestion revenue rights markets operated by ERCOT. Under these rules, TCEH has posted collateral support, in the form of letters of credit, totaling $110 million at September 30, 2016 (which is subject to daily adjustments based on settlement activity with ERCOT). Such amount remains posted.

Off-Balance Sheet Arrangements

See Notes 1 and 11 to the September 30, 2016 Quarterly Financial Statements regarding VIEs and guarantees, respectively, and Notes 13 and 19 to the 2015 Annual Financial Statements regarding guarantees and VIEs, respectively.

Contractual Obligations and Commitments

The following table summarizes the amounts and related maturities of our contractual cash obligations at September 30, 2016. Borrowings under the 2016 Incremental Term Loans and the Tax Receivable Agreement obligation are not included in the table below. Pre-Petition liabilities subject to compromise (i.e., obligations incurred or accrued prior to the Bankruptcy Filing) were, at September 30, 2016, being administered by the Bankruptcy Court and are excluded from the table below due to the uncertainty, at September 30, 2016, related to when those obligations will mature. As part of the Chapter 11 Cases, we have rejected or renegotiated certain contractual obligations and commitments, including certain leases, commodity purchase and service agreements. These new terms are reflected in the table below.

Contractual Cash Obligations:	Less Than One Year (a)	One to Three Years	Three to Five Years	More Than Five Years	Total
	(in millions)
Debt — principal, including capital leases (b)	$3	$3,501	$—	$—	$3,504
Debt — interest (c)	44	148	—	—	192
Operating leases	5	45	40	85	175
Obligations under commodity purchase and services agreements (d)	194	295	123	442	1,054

Total contractual cash obligations	$246	$3,989	$163	$527	$4,925

(a)	Represents the period from October 1, 2016 to December 31, 2016.
(b)	Includes $3.5 billion of borrowings under the TCEH DIP Roll Facilities and $4 million principal amount of long-term debt, including capital leases. Excludes unamortized discounts and fair value premiums and discounts related to purchase accounting. On the Effective Date, the TCEH DIP Roll Facilities converted to the Vistra Operations Credit Facilities, with maturity dates of August 2021 for the revolving credit facility and August 2023 for the term loan facilities (see Note 2 to the September 30, 2016 Quarterly Financial Statements).

(c)	Contractual and adequate protection interest payments are excluded.
(d)	Includes capacity payments, nuclear fuel and natural gas take-or-pay contracts, coal contracts, business services and nuclear related outsourcing and other purchase commitments. Amounts presented for variable priced contracts reflect the year-end 2015 price for all periods except where contractual price adjustment or index-based prices are specified.

The following are not included in the table above:

•	liabilities subject to compromise;

•	arrangements between affiliated entities and intercompany debt;

•	individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	contracts that are cancellable without payment of a substantial cancellation penalty; and

•	employment contracts with management.

Guarantees — See Note 11 to the September 30, 2016 Quarterly Financial Statements and Note 13 to the 2015 Annual Financial Statements for a discussion of guarantees.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that in the ordinary course of business we may experience a loss in value as a result of changes in market conditions that affect economic factors such as commodity prices, interest rates and counterparty credit. Our exposure to market risk is affected by a number of factors, including the size, duration and composition of our power and financial portfolio, as well as the volatility and liquidity of markets. Instruments used to manage this exposure include interest rate swaps to hedge cash outflows associated with interest expense, as well as exchange-traded, over-the-counter contracts and other contractual arrangements to hedge commodity prices.

Risk Oversight

We manage the commodity price, counterparty credit and commodity-related operational risk related to our business within limitations established by senior management and in accordance with overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, position review, Value at Risk (VaR) methodologies and stress test scenarios. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, transaction authority oversight, validation of transaction capture, market price validation and reporting, and portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

Commodity Price Risk

Our business is subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products we market or purchase. We actively manage the portfolio of generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on our results of operations and cash flows. Similar to other participants in the market, we cannot fully manage the long-term value impact of structural declines or increases in natural gas and electricity prices.

In managing electricity price risk, we enter into a variety of market transactions, including, but not limited to, short- and long-term contracts for physical delivery, exchange-traded and over-the-counter financial contracts and bilateral contracts with customers. Activities include hedging, the structuring of long-term contractual arrangements and other risk management activities. We continuously monitor the valuation of identified risks and adjust positions based on current market conditions. We strive to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

VaR Methodology — A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers, among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of: (i) an assumed confidence level; (ii) an assumed holding period (i.e., the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data. The tables below detail certain VaR measures related to various portfolios of contracts.

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting — This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges), based on a 95% confidence level and an assumed holding period of five to 60 days.

	September 30, 2016	December 31, 2015
	(in millions)
Month-end average MtM VaR:	$63	$68
Month-end high MtM VaR:	$118	$97
Month-end low MtM VaR:	$30	$49

The increase in the month-end high MtM VaR risk measure reflected increased commodity positions, higher natural gas prices and increased price volatility during the second quarter of 2016.

Interest Rate Risk

The following table provides information concerning our financial instruments at September 30, 2016 and December 31, 2015, 2014 and 2013 that are sensitive to changes in interest rates, which include debtor-in-possession financing and pre-Petition obligations that are fully secured and other obligations that are allowed to be paid as ordered by the Bankruptcy Court. Other pre-Petition obligations (i.e., obligations incurred or accrued prior to the Bankruptcy Filing) were, at each applicable date, being administered by the Bankruptcy Court and are excluded from the table below due to the uncertainty, at such time, related to when those obligations will mature.

	September 30, 2016 Total Carrying Amount	September 30, 2016 Total Fair Value	December 31, 2015 Total Carrying Amount	December 31, 2015 Total Fair Value	December 31, 2014 Total Carrying Amount	December 31, 2014 Total Fair Value	December 31, 2013 Total Carrying Amount	December 31, 2013 Total Fair Value
	(in millions, except percentage amounts)
Debt amounts (a):
Long-term debt not subject to compromise	$2	$2	$15	$15	$31	$27	9,455	2,122
Average interest rate	1.74%		6.71%		6.98%		11.13%
Borrowings under applicable debtor-in-possession credit facility	$3,500	$3,526	$1,425	$1,411	$1,425	$1,430	20,787	14,394
Average interest rate (b)	5.00%		3.75%		3.75%		4.50%

Total debt	$3,502	$3,528	$1,440	$1,426	$1,456	$1,457	30,242	16,516

(a)	Capital leases and the effects of unamortized premiums and discounts are excluded from the table.
(b)	The weighted average interest rate presented is based on the rate in effect at each applicable date.

In December 2016, Vistra Operations executed $3 billion aggregate notional amount of pay fixed, receive floating interest rate swaps to hedge a portion of its LIBOR interest rate exposure on its outstanding term loans.

Credit Risk

Credit risk relates to the risk of loss associated with nonperformance by counterparties. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition and liquidity, credit rating and other quantitative and qualitative credit criteria and authorize specific risk mitigation tools, including, but not limited to, use of standardized master agreements that allow for netting of positive and negative exposures associated with a single counterparty. We have processes for monitoring and managing credit exposure of our businesses, including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and setoff. Credit enhancements such as parental guarantees, letters of credit, surety bonds, margin deposits and customer deposits are also utilized. Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure.

Credit Exposure — Our gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions (before collateral) arising from commodity contracts and hedging and trading activities totaled $871 million at September 30, 2016. The components of this exposure are discussed in more detail below.

Assets subject to credit risk at September 30, 2016 include $532 million in retail trade accounts receivable before taking into account cash deposits held as collateral for these receivables totaling $50 million. We believe the risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition or liquidity of large business customers.

The remaining credit exposure arises from wholesale trade receivables and amounts associated with derivative instruments related to hedging and trading activities. Counterparties to these transactions include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy marketing companies. At September 30, 2016, the exposure to credit risk from these counterparties totaled $339 million consisting of accounts receivable of $138 million and net asset positions related to commodity contracts of $201 million, after taking into account the netting provisions of the master agreements described above but before taking into account $66 million in collateral (cash, letters of credit and other credit support). The net exposure (after collateral) of $273 million decreased $59 million in the nine months ended September 30, 2016.

Of this $273 million net exposure, 93% is with investment grade customers and counterparties, as determined by our internal credit evaluation process, which is based on publicly available information such as major rating agencies’ published ratings as well as internal credit methodologies and credit scoring models. We routinely monitor and manage credit exposure to these customers and counterparties based on, but not limited to, our assigned credit rating, margining and collateral management.

The following table presents the distribution of credit exposure at September 30, 2016. This credit exposure largely represents wholesale trade accounts receivable and net asset positions related to commodity contracts and hedging and trading activities recognized as derivative assets in our condensed consolidated balance sheet, after taking into consideration netting provisions within each contract, setoff provisions in the event of default and any master netting contracts with counterparties. Credit collateral includes cash and letters of credit, but excludes other credit enhancements such as liens on assets.

	September 30, 2016
	Exposure Before Credit Collateral	Credit Collateral	Net Exposure
	(in millions, except percentage amounts)
Investment grade	$303	$49	$254
Below investment grade or no rating	36	17	19

Totals	$339	$66	$273

Investment grade	89.4%		93.0%
Below investment grade or no rating	10.6%		7.0%

In addition to the exposures in the table above, contracts classified as “normal” purchase or sale and non-derivative contractual commitments are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material impact on future results of operations, liquidity and financial condition.

Significant (10% or greater) concentration of credit exposure exists with two counterparties, which represented 39% and 14% of our $273 million net exposure. We view exposure to these counterparties to be within an acceptable level of risk tolerance due to the counterparties’ credit ratings, each of which we rate as investment grade, the counterparties’ market role and deemed creditworthiness and the importance of our business relationship with the counterparties. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts such as margin deposits are owed to the counterparties or delays in receipts of expected settlements owed to us. While the potential concentration of risk with these counterparties is viewed to be within an acceptable risk tolerance, the exposure to hedge counterparties is managed through the various ongoing risk management measures described above.

Business

Our Company

Vistra Energy is a leading energy company operating an integrated power business in Texas, which includes TXU Energy and Luminant. Through TXU Energy and Luminant, our integrated business engages in retail sales of electricity and related services to end users, wholesale electricity sales and purchases, power generation, commodity risk management, fuel production and fuel logistics management. We are committed to providing superior customer service, maintaining operational excellence, applying an integrated approach to managing risk, applying a disciplined approach to managing costs, continuing our track record of superior corporate responsibility and citizenship and effectively managing through varying business cycles in the competitive power markets. Our goal is to deliver long-term value to our stockholders by maintaining a strong balance sheet and strong liquidity profile in order to provide us with the flexibility to pursue a range of capital deployment strategies, including investing in our current business, funding attractive organic and acquisition-driven growth opportunities and returning capital to our stockholders.

We operate as an integrated company that provides complete electricity solutions to our customers and to the broader ERCOT market. Our company is comprised of:

•	our brand name retail electricity provider business, TXU Energy™, which is the largest retailer of electricity in Texas with approximately 1.7 million residential, commercial and industrial customers as of September 30, 2016, and maintains the highest residential customer retention rate of any Texas retail provider in its respective core market;

•	our market-leading electricity generation business, Luminant, which operates approximately 17,000 MW of fuel-diverse installed capacity in Texas as of September 30, 2016, including the electricity that TXU Energy uses to supply its retail customers and that we sell to third parties in the wholesale market or otherwise;

•	our premier wholesale commodity risk management operation, which dispatches our generation fleet in response to market conditions, markets the electricity generated by our facilities to our customers (including TXU Energy) and the broader ERCOT market, procures fuel from third parties for use at our electric generating facilities and performs the risk management services for Luminant and TXU Energy that enables the delivery of cost-effective electricity to the wholesale market and retail end-users;

•	our well-established mining, fuel handling and logistics operations, which supply fuel to our diverse fleet of electric generating facilities and manage our real property holdings throughout the enterprise; and

•	our efficient, low-cost support organizations, which provide the necessary services to meet our compliance obligations, support our integrated electricity solutions and assist in conducting our business in an environmentally responsible and regulatory-compliant manner.

All of our operations teams (mining and fuel handling; wholesale commodity risk management, asset optimization and generation fleet dispatch; power generation; retail electricity marketing, sales and services; and strategic sourcing, supply chain and procurement) are integrated. The integrated nature of these operations allows us, where appropriate, to manage these operations with close alignment, which we believe provides us better market insight and a reduction of the impact of commodity price volatility as compared to our non-integrated competitors. The balance between our retail and wholesale operations creates a uniquely integrated company that is the largest power generator and retail provider of electricity in Texas. We sell retail electricity and value-added services, primarily through TXU Energy, to approximately 1.7 million residential, commercial and industrial customers in Texas as of September 30, 2016. Additionally, we sell electricity and related products generated by our fleet of electric generating units, which had an aggregate of approximately 17,000 MW of generating capacity as of September 30, 2016. We also procure wholesale electricity and related commodities to fuel our generation facilities and supply our retail business. We also manage a well-established mining operation that has over 40 years of experience in supplying fuel to our fleet in a safe and environmentally responsible manner. Our generation portfolio is diverse and flexible in terms of fuel types and dispatch characteristics, which enables us to respond to changing market conditions and regulatory developments. The charts below show our market-leading position among power generators and electricity retailers in Texas. We believe the combination of these charts illustrates the unique opportunity that is created from our integrated business model.

Date: 2015 Source: SNL	Date: 2015 Source: EIA Note: Rankings do not combine a company that may own multiple brands.

Our Integrated Business Model

We believe the key factor that distinguishes us from others in our industry is the integrated nature of our business (i.e., pairing Luminant’s reliable and efficient mining, generating and wholesale commodity risk management capabilities with TXU Energy’s retail platform) which, in our view, represents a unique company structure in the competitive ERCOT market and other competitive electricity markets across the country. We believe our integrated business model creates a unique opportunity because, relative to our non-integrated competitors, it insulates us from commodity price movements and provides unique earnings stability. Consequently, our integrated business model will be at the core of our business strategy.

The chart below depicts the integrated nature of our business and summarizes the unique advantages of our integrated business model.

To further illustrate the benefits of our integrated business model, the chart below highlights the competitive advantages of our integrated business model as compared to our non-integrated competitors (i.e., pure-play IPPs and non-integrated REPs).

	IPP Model – Competitive Pressures	Retail Model – Competitive Pressures	Vistra Energy – Integrated Advantage

Commodity Exposure Related	◾ Low price environment puts pressure on “long” commodity IPP model ◾ Lack of depth of wholesale market makes meaningful long term hedging challenging	◾ Lowprice environment encourages competitive entry ◾ Lackof market depth to hedge supply requirements presents risk management issue	◾ Mitigatescash flow volatility from exposure to commodity prices ◾ Retailchannel provides an internal offset to generation (and vice versa) ◾ Lowerhedging transaction and collateral costs

Impact of Technology	◾ Technology advancement in, and subsidization of, wind, solar, and storage ◾ Low load growth environment; trends toward distributed generation and efficiency	◾ Trend towards energy efficiency and “green” products	◾ Opportunity to use customer channels to expand integrated model to new technology ◾ Creates new ways to engage customers and promotes long term relationships

New Entrants	◾ Continued new build at questionable economics leads to high reserve margins & volatility in capacity prices	◾ Very aggressive / unsustainable pricing from new entrants / competitors	◾ Retail and wholesale diversification provides earnings stability and capital efficiencies relative to pure-play new entrants

Regulatory/ Political	◾ Regulatoryand political focus on emissions ◾ Considerableoversight with numerous restrictions on market behavior ◾ Onerousrules regarding asset retirement

◾  ERCOT is only fully competitive retail market in North America (price-to-beat expired in 2007)

◾  Non ERCOT retail market faces structural challenges

-    Default provider sets effective ceiling price

-    Utilities retain most customers and the customer interface, limiting opportunities to differentiate

◾ As largest retail provider in ERCOT, the only fully deregulated retail market, TXU Energy lowers risk profile of overall portfolio compared to competitors in other markets

Our Operations

Our primary operations consist of electricity solutions, including retail sales of electricity and related products to end users, power generation (including operations and maintenance and outage and project management) and sales of electric generating unit output in the wholesale marketplace, asset optimization and commodity risk management performed on an integrated basis for our retail and wholesale positions, and fuel logistics and management. These operations work together on an integrated basis, which allows us to realize efficiencies and alignment in all aspects of the electricity generation and sales operation.

We operate solely in the growing ERCOT electricity market, which we view as one of the most attractive power markets in the United States. As described in more detail below, ERCOT is an ISO that manages the flow of electricity to approximately 24 million Texas customers, representing 90% of the state’s load, and spanning approximately 75% of its geography, as of September 30, 2016.

Texas has one of the fastest growing populations of any state in the United States and has a diverse economy, which has resulted in a significant and growing competitive retail electricity market. We are an active participant in the competitive ERCOT market and continue to be a market leader, which we believe is driven by, among other things, having one of the lowest customer complaint rates, according to the PUCT, having an integrated power generation operation that allows us to efficiently obtain the electricity needed to serve our customers at the lowest cost, and leveraging the experience of our wholesale commodity risk management operations to optimize our cost to procure electricity and other products on behalf of our customers. We provided electricity to approximately 24% and 19% of the residential and commercial customers in ERCOT, respectively, as of September 30, 2016. We have differentiated ourselves by providing a distinctive customer experience predicated on delivering reliable and innovative power products and solutions to our customers, such as Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UPSM renewable energy credit program and a diverse set of solar options, which give our customers choice, convenience and control over how and when they use electricity and related services. We competitively market our retail electricity and related services to acquire, serve and retain both retail and wholesale customers. Our wholesale customers represent a cross section of industrial users, other competitive retail electric providers, municipalities, cooperatives and other end-users of electricity. We are able to better serve our retail customers through our unique affiliation with our wholesale commodity risk management personnel who are able to structure products and contracts in a way that offers significant value compared to stand-alone retail electric providers. Additionally, our generation business protects our retail business from power price volatility, by allowing it to bypass bid-ask spread in the market (particularly for illiquid products and time periods), which results in significantly lower collateral costs for our retail business as compared to other, non-integrated retail electric providers. Moreover, our retail business insulates, to some extent, our wholesale generation business. This is because the retail load requirements of our retail operations (primarily TXU Energy) provides a natural offset to the length of Luminant’s generation portfolio thereby reducing the exposure to wholesale power price volatility as compared to a non-integrated pure-play IPP.

Our power generation fleet is diverse and flexible in terms of dispatch characteristics as our fleet includes baseload, intermediate/load-following and peaking generation. Our wholesale commodity risk management business is responsible for dispatching our generation fleet in response to market needs after implementing portfolio optimization strategies, thus linking and integrating the generation fleet production with our retail customer and wholesale sales opportunities. Market demand, also known as load, faced by an electric power system such as ERCOT varies from moment to moment as a result of changes in business and residential demand, much of which is driven by weather. Unlike most other commodities, the production and consumption of electricity must remain balanced on an instantaneous basis. There is a certain baseline demand for electricity across an electric power system that occurs throughout the day, which is typically satisfied by baseload generating units with low variable operating costs. Baseload generating units can also increase output to satisfy certain incremental demand and reduce output when demand is unusually low. Intermediate/load-following generating units, which can more efficiently change their output to satisfy increases in demand, typically satisfy a large proportion of changes in intraday load as they respond to daily increases in demand or unexpected changes in supply created by reduced generation from renewable resources or other generator outages. Peak daily loads are typically satisfied by peaking units. Peaking units are typically the most expensive to operate, but they can quickly start up and shut down to meet brief peaks in demand. In general, baseload units, intermediate/load-following units and peaking units are dispatched into the ERCOT grid in order from lowest to highest variable cost. Price formation in ERCOT, as with other competitive power markets in the United States, is typically based on the highest variable cost unit that clears the market to satisfy system demand at a given point in time.

As of September 30, 2016, our generation fleet consisted of 50 electric generating units, all of which are wholly owned, with the fuel types, dispatch characteristics and total installed nameplate generating capacity as shown in the table below:

Fuel Type	Dispatch	Installed Nameplate Generation Capacity (MW)	Number of Plant Sites	Number of Units
Nuclear	Baseload	2,300	1	2
Lignite	Baseload	2,737	2	4
Lignite/Coal	Intermediate/Load-Following	5,280	3	8
Natural Gas (CCGT)	Intermediate/Load-Following	2,988	2	14
Natural Gas (Steam and CTs)	Peaking	3,455	7	22

Total		16,760	15	50

Our wholesale commodity risk management business also procures renewable energy credits from wind generation to support our electricity sales to wholesale and retail to satisfy the increasing demand for renewable resources from customers. As of September 30, 2016, we had long-term PPAs to annually procure 390 MW of renewable energy. These renewable generation sources deliver electricity when conditions make them available, and, when on-line, they generally compete with baseload units. Because they cannot be relied upon to meet demand continuously due to their dependence on weather and time of day, these generation sources are categorized as non-dispatchable and create the need for intermediate/load-following resources to respond to changes in their output.

Our generation resources, which represented approximately 18% of the generation capacity in ERCOT as of September 30, 2016, allow us to annually generate, procure and sell approximately 75-85 TWh of electricity to wholesale and retail customers from nuclear, natural gas, lignite, coal and renewable generation resources. The chart below shows the diversification of our generation fleet in terms of fuel types and dispatch characteristics as of September 30, 2016.

Generation

2016; % MWs

The map below shows our significant footprint in Texas and further demonstrates the integrated nature of our business.

Our Competitive Strengths

We believe we are well-positioned to execute our business strategy of delivering long-term value to our stakeholders based on, among others, the following competitive strengths:

Uniquely situated integrated energy company.

We believe the key factor that distinguishes us from others in our industry is the integrated nature of our business (i.e., pairing Luminant’s reliable and efficient mining, generating and wholesale commodity risk management capabilities with TXU Energy’s retail platform). We believe this is a unique company structure in the competitive ERCOT market and other competitive electricity markets across the country. It is our view that our integrated business model provides us a competitive advantage and results in more stable earnings under all market environments relative to our non-integrated competitors. In general, non-integrated electricity retailers are subject to wholesale power price and resulting cash flow volatility when demand increases or supply tightens, which can potentially result in significant losses if an electricity retailer is not appropriately hedged. However, because of the risk mitigation created by our integrated business model, we believe our retail operations (primarily TXU Energy) are not as exposed to wholesale power price volatility as non-integrated retail power companies. Moreover, given the retail load requirements of our retail operations (primarily TXU Energy), the length of Luminant’s generation portfolio is not as exposed to wholesale power price volatility as compared to a non-integrated pure-play IPP. Additionally, our mining operations provide an alternative to other coal procurement sources and give us more flexibility in reaching the most cost-effective arrangements for our coal-fueled facilities. We believe these advantages make our business less subject to volatility risk than pure-play IPPs and non-integrated retail electric providers. Furthermore, we believe our integrated business model allows us to reduce sourcing and transaction costs and minimize credit and collateral requirements.

Highly valued retail brand and customer-focused operations.

Our TXU Energy™ brand enjoys long-standing and strong brand recognition throughout ERCOT, enabling us to effectively acquire, serve and retain a broad spectrum of retail electricity customers. Our TXU Energy™ brand is viewed by customers as a symbol of a trustworthy, customer-centric, innovative and dependable electricity service. By leveraging our retail marketing capabilities, commitment to product innovation and deep knowledge of the ERCOT market and its customer base, we believe that we can maintain and grow our position as the largest retailer of electricity in the highly competitive ERCOT retail market. We have an operating model that has delivered attractive margins and strong customer satisfaction that has been consistently ranked by the PUCT as having among the lowest customer complaint rates in the ERCOT market. We drive positive results in our retail electricity business by functioning as a technology driven, multi-channel marketer with advanced analytics and product development capabilities. We have leveraged these capabilities and the TXU Energy™ brand to deliver a wide range of innovative power products and services to our customers, including Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UpSM renewable energy credit program and a diverse set of solar options, which give our customers choice, convenience and control over how and when they use electricity and related services. We believe our strong customer service, innovative products and trusted brand recognition have resulted in us maintaining the highest residential customer retention rate of any Texas retail electric provider in its respective core market.

Diversified generation sources and critical energy infrastructure.

We maintain operational flexibility to provide reliable and responsive power under a variety of market conditions by utilizing generation sources that are diverse and flexible in terms of fuel types (nuclear, lignite, coal, natural gas and renewables) and dispatch characteristics (baseload, intermediate/load-following, peaking and non-dispatchable). These generation sources feature the following characteristics:

•	Except for periods of scheduled maintenance activities, our nuclear-fueled units are generally available to run at capacity.

•	Except for periods of scheduled maintenance activities, our lignite- and coal-fueled units are available to run at capacity or seasonally, depending on market conditions (i.e., during periods when wholesale electricity prices are greater than the unit’s variable production costs). Certain of these units run only during the summer peak period and at times go into seasonal layup during the months with lower seasonal demand.

•	Our CCGT units generally run during the intermediate/load-following periods of the daily supply curve.

•	Our natural gas-fueled generation peaking units supplement the aggregate nuclear-, lignite- and coal-fueled and CCGT generation capacity in meeting demand during peak load periods because production from certain of these units, particularly combustion-turbine units, can be more quickly adjusted up or down as demand warrants. With this quick-start capability, we are able to increase generation during periods of supply or demand volatility in ERCOT and capture scarcity pricing in the wholesale electricity market. These natural gas-fueled generation peaking units also help us mitigate unit-contingent outage risk by allowing us to meet demand even if one or more of our nuclear, lignite, coal or CCGT units is taken offline for maintenance.

•	The CCGT and natural gas-fueled generation peaking units also play a pivotal and increasing role in the ERCOT market by supplementing intermittent renewable generation through their versatile operations. We expect this versatility to increase in value over time as the ERCOT market continues to expand into renewable resources.

•	Our long-term PPAs with various renewable energy providers deliver electricity when natural conditions make renewable resources available. These resources position us to meet the market’s increasing demand for sustainable, low-carbon power solutions.

In addition, the commodity risk management and asset optimization strategies executed by our commercial operation supplement the electricity generated by our fleet with electricity procured in market transactions to ensure that we are supplying our customer obligations with the most cost-effective electricity options.

Competitive scale and highly effective, low-cost support operations.

Our integrated company includes the largest power generator and retailer of electricity in Texas, as complemented by our mining and fuel handling operations and our wholesale commodity risk management business. As an integrated energy company with approximately 17,000 MW of generation capacity and approximately 1.7 million retail electricity customers, each as of September 30, 2016, we operate with significant scale. This scale enables us to conduct our business with certain operational synergies that are not available to smaller power generation or retail electricity businesses. The benefits of our significant scale include improved leverage of our low fixed costs, opportunities to share expertise across the portfolio of assets, enhanced procurement opportunities, development of, and the ability to offer, a wide array of products and services to our customers, shared expertise of employees, diversity of cash flows and a breadth of positive relationships with regulatory and governmental authorities. We believe these advantages, combined with a strong balance sheet and strong liquidity profile, enable us to operate with more financial flexibility than our competitors, and will enable us to prudently grow our existing business and pursue attractive growth opportunities in the future.

Positioned to capture upside in the attractive ERCOT market.

We believe that the location of our business, solely in ERCOT, offers attractive upside opportunities. ERCOT is the only fully deregulated electricity market in the United States in that both the wholesale and retail markets are truly competitive. In addition to having a robust wholesale market, the ERCOT residential retail market does not have regulated providers or a standard offer service, which is unique among competitive retail markets in the United States. We believe our integrated business model uniquely positions us to benefit from this attractive, robust marketplace. The ERCOT market represents approximately 90% of the load in Texas, a state that is the seventh-largest power market in the world, according to the United States Energy Information Administration (EIA), and had a population growth rate of 8.8% between July 2010 and July 2015, more than double the United States population growth rate of 3.9% during the same period, according to the U.S. Census Bureau. ERCOT has shown historically above-average load growth compared to other power markets in the United States, according to the EIA, and ERCOT can be viewed as a “power island” due to its limited import and export capacity, which we believe creates a favorable power supply and demand dynamic. Total ERCOT power demand has grown at a compounded annual growth rate of approximately 1.5% from 2005 through 2015, compared to a range of -0.6% to 0.8% in other United States markets, according to ERCOT and the EIA, respectively.

We consider ERCOT to be one of the most well-developed power markets in the United States, providing a stable regulatory environment and significant price transparency, market liquidity and support to competitive generators and retail electric providers like us. The energy-only wholesale market structure in ERCOT offers a variety of potential revenue streams in addition to energy revenues such as ancillary services and the ORDC, which ERCOT implemented on June 1, 2014. A unique feature of the ERCOT energy market is the system-wide offer cap of $9,000/MWh, which is substantially higher than other markets with capacity markets. While the ERCOT market is currently oversupplied, we expect reserve margins to be forecasted to continue to compress over time due to growing demand, potential generation retirements and limited announced new-build projects, particularly of non-intermittent projects, further tightening the supply and demand balance and creating conditions that may generate increased price volatility and higher wholesale electricity prices. We believe that our existing asset base and integrated business model (including our integrated approach to risk management) will enable us to take advantage of these opportunities in a disciplined manner. See “— The ERCOT Market” below for more information about ERCOT and the ORDC.

In addition, in general, Luminant’s generation portfolio (primarily the nuclear, lignite and coal generation facilities) is positioned to increase in value to the extent there is a rebound in forward natural gas prices. We cannot predict, however, whether or not forward natural gas prices will rebound or the timing of any such rebound if it were to occur in the future.

Strong balance sheet and strong liquidity profile.

In connection with Emergence, a substantial amount of the debt of our Predecessor was eliminated. As a result, we believe our balance sheet is strong given our low leverage relative to the cash flows generated from our integrated business. Further, we believe that our financial leverage is prudent and, together with our strong cash flow and strong liquidity profile, provides us with significant competitive advantages relative to our competitors, especially those that have much more leverage than we do. Moreover, it is our view that our integrated business model combined with our strong balance sheet sets us apart from other non-integrated pure-play IPPs in our industry, particularly those that have much more leverage than we do. We believe that our integrated business model further improves our liquidity profile relative to our non-integrated competitors because such integration reduces our retail operations’ exposure to wholesale electricity price volatility resulting in our retail operations having lower collateral requirements with counterparties and ERCOT. We also believe a strong balance sheet allows us to manage through periods of commodity price volatility that may require incremental liquidity and positions us well to pursue a range of capital deployment strategies, including investing in our current business, funding attractive organic and acquisition-driven growth opportunities and returning capital to our stockholders. Consistent with our disciplined capital allocation approval process, growth opportunities we pursue will need to have compelling economic value in addition to fitting with our business strategy.

Proven, experienced management team.

The members of our senior management team have significant industry experience, including experience operating in a competitive retail electricity environment, operating sophisticated power generation facilities, operating a safe and cost-efficient mining organization and managing the risks of competitive wholesale and retail electricity businesses. We believe that our management team’s history of safe and reliable operations in our industry, breadth of positive relationships with regulatory and legislative authorities and commitment to a disciplined and prudent operating cost structure and capital allocation will benefit our stakeholders. Moreover, between personal investments in our common stock and our incentive compensation arrangements, our management team has a meaningful stake in Vistra Energy, thereby closely aligning incentives between management and our stockholders.

Our Business Strategy

Our business strategy is to deliver long-term stakeholder value through a multi-faceted focus on the following areas:

Integrated business model.

Our business strategy will be guided by our integrated business model because we believe it is our core competitive advantage and differentiates us from our non-integrated competitors. We believe our integrated business model creates a unique opportunity because, relative to our non-integrated competitors, it insulates us from commodity price movements and provides unique earnings stability. Consequently, our integrated business model will be at the core of our business strategy.

Superior customer service.

Through TXU Energy, we serve the retail electricity needs of end-use residential, small business, commercial and industrial electricity customers through multiple sales and marketing channels. In addition to benefitting from our integrated business model, we leverage our strong brand, our commitment to a consistent and reliable product offering, the backstop of the electricity generated by our generation fleet, our industry-leading wholesale commodity risk management operations and exceptional, innovative and dependable customer service to differentiate our products and services from our competitors. We strive to be at the forefront of innovation with new offerings and customer experiences to reinforce our value proposition. We maintain a focus on solutions that give our customers choice, convenience and control over how and when they use electricity and related services, including Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UpSM renewable energy credit program and a diverse set of solar options. Our focus on superior customer service will guide our efforts to acquire new residential and commercial customers, serve and retain existing customers and maintain valuable sales channels for our electricity generation resources. We believe our strong customer service, innovative products and trusted brand have resulted in us maintaining the highest residential customer retention rate of any Texas retail electric provider in its respective core market.

Excellence in operations while maintaining an efficient cost structure.

We believe that operating our facilities in a safe, reliable, environmentally compliant, and cost-effective and efficient manner is a foundation for delivering long-term stakeholder value. We also believe value increases as a function of making disciplined investments that enable our generation facilities to operate not only effectively and efficiently, but also safely, reliably and in an environmentally-compliant manner. We believe that an ongoing focus on operational excellence and safety is a key component to success in a highly competitive environment and is part of the unique value proposition of our integrated model. Additionally, we are committed to optimizing our cost structure and implementing enterprise-wide process and operating improvements without compromising the safety of our communities, customers and employees. In connection with Emergence, we implemented certain cost-reduction actions in order to better align and right-size our cost structure. We believe we have a highly effective and efficient cost structure and that our cost structure supports excellence in our operations. We will continue to refine and optimize our cost structure as opportunities arise.

Integrated hedging and commercial management.

Our commercial team is focused on managing risk, through opportunistic hedging, and optimizing our assets and business positions. We actively manage our exposure to wholesale electricity prices in ERCOT, on an integrated basis, through contracts for physical delivery of electricity, exchange-traded and over-the-counter financial contracts, ERCOT term, day-ahead and real-time market transactions and bilateral contracts with other wholesale market participants, including other power generators and end-user electricity customers. These hedging activities include short-term agreements, long-term electricity sales contracts and forward sales of natural gas through financial instruments. The historically positive correlation between natural gas prices and wholesale electricity prices in ERCOT has provided us an opportunity to manage our exposure to the variability of wholesale electricity prices through natural gas hedging activities. We seek to hedge near-term cash flow and optimize long-term value through hedging and forward sales contracts. We believe our integrated hedging and commercial management strategy, in combination with a strong balance sheet and strong liquidity profile, will provide a long-term advantage through cycles of higher and lower commodity prices.

Disciplined capital allocation.

Like any energy-focused business, we are potentially subject to significant commodity price volatility and capital costs. Accordingly, our strategy is to maintain a balance sheet with prudent financial leverage supported by readily accessible, flexible and diverse sources of liquidity. Our ongoing capital allocation priorities primarily include making necessary capital investments to maintain the safety and reliability of our facilities. Because we believe cost discipline and strong management of our assets and commodity positions are necessary to deliver long-term value to our stakeholders, we generally make capital allocation decisions that we believe will lead to attractive cash returns on investment. We are focused on optimal deployment of capital and intend to evaluate a range of capital deployment strategies including return of capital to stockholders in the form of dividends and/or share repurchases, investments in our current business and acquisition-driven growth investments.

Growth and enhancement.

Our growth strategy leverages our core capabilities of multi-channel retail marketing in a large and competitive market, operating large-scale, environmentally sensitive, and diverse assets across a variety of fuel technologies, fuel logistics and management, commodity risk management, cost control, and energy infrastructure investing. We intend to opportunistically evaluate acquisitions of high-quality energy infrastructure assets and businesses that complement these core capabilities and enable us to achieve operational or financial synergies. To that end, our primary focus will target growth opportunities that expand or enhance our business position within ERCOT and are consistent with our integrated business model (including our stable earnings profile as compared to our non-integrated competitors). While we solely operate within ERCOT currently, we intend to evaluate energy infrastructure growth opportunities outside ERCOT that offer compelling value creation opportunities, including cost and operational improvements, organic growth opportunities and attractive and stable earnings profiles featuring multiple revenue streams. We also believe that there will continue to be significant acquisition opportunities for competitive power generation assets and retail electricity businesses in power markets in the United States based on, among other things, the continuing trend of separating competitive power generation assets from regulated utility assets. While we are intent on growing our business and creating value for our stockholders, we are committed to making disciplined investments that are consistent with our focus on maintaining a strong balance sheet and strong liquidity profile. As a result, consistent with our disciplined capital allocation approval process, growth opportunities we pursue will need to have compelling economic value in addition to fitting with our business strategy.

Corporate responsibility and citizenship.

We are committed to providing safe, reliable, cost-effective and environmentally-compliant electricity for the communities and customers we serve. We strive to improve the quality of life in the communities in which we operate. We are also committed to being a good corporate citizen in the communities in which we conduct our operations. Our company and our employees are actively engaged in programs intended to support and strengthen the communities in which we conduct our operations. Our foremost giving initiatives, the United Way and TXU Energy Aid campaigns, have raised more than $30 million in employee and corporate contributions since 2000. Additionally, for more than 30 years, TXU Energy Aid has served as an integral resource for social service agencies that assist families in need, having helped more than 500,000 customers across Texas pay their electricity bills.

The ERCOT Market

ERCOT is an ISO that manages the flow of electricity from approximately 77,000 MW of installed capacity to 24 million Texas customers, representing 90% of the state’s electric load and spanning approximately 75% of its geography, as of September 30, 2016. ERCOT is a highly competitive wholesale electricity market with historically above-average demand growth, limited import and export capacity and increasing wholesale price caps, and is the seventh-largest power market in the world, according to the EIA. Population growth in Texas is currently expanding at well above the national average rate, with a growth rate of 8.8% between July 2010 and July 2016, more than double the United States population growth rate of 3.9% during the same period, according to the U.S. Census Bureau. ERCOT accounts for approximately 32% of the competitively served retail load in the United States and residential consumers in the ERCOT market consume approximately 32% more electricity than the average United States residential consumer according to the EIA. Total ERCOT power demand has grown at a compounded annual growth rate of approximately 1.5% from 2005 through 2015, compared to a range of -0.6% to 0.8% in other United States markets, according to ERCOT and the EIA, respectively. ERCOT was formed in 1970 and became the first ISO in the United States in September 1996. The following map illustrates ERCOT by regions:

As an energy-only market, ERCOT’s market design is distinct from other competitive electricity markets in the United States. Other markets maintain a minimum reserve margin through regulated planning, resource adequacy requirements and/or capacity markets. In contrast, ERCOT’s resource adequacy is predominately dependent on free-market processes and energy-market price signals. On June 1, 2014, ERCOT implemented the ORDC, pursuant to which wholesale electricity prices in the real-time electricity market increase automatically as available operating reserves decrease below defined threshold levels, creating a price adder. When operating reserves drop to 2,000 MW or less, the ORDC automatically adjusts power prices to the established VOLL, which is set at $9,000/MWh. Because ERCOT has limited excess generation capacity to meet high demand days due to its minimal import capacity, and peaking facilities have high operating costs, the marginal price of supply rapidly increases during periods of high demand. Historically, elevated temperatures in the summer months have driven high electricity demand in ERCOT. Many generators benefit from these sporadic periods of “scarcity pricing” in which power prices may increase significantly, up to the current $9,000/MWh price cap.

Transactions in ERCOT take place in two key markets: the day-ahead market and the real-time market. The day-ahead market is a voluntary, forward electricity market conducted the day before each operating day in which generators and purchasers of electricity may bid for one or more hours of electricity supply or consumption. The real-time market is a spot market in which electricity may be sold in five-minute intervals. The day-ahead market provides market participants with visibility into where prices are expected to clear, and the prices are not impacted by subsequent events. Conversely, the real-time market exposes purchasers to the risk of transient operational events and price spikes. These two markets allow market participants to manage their risk profile by adjusting their participation in each market. In addition, ERCOT uses ancillary services to maintain system reliability, including regulation service — up, regulation service — down, responsive reserve service and non-spinning reserve service. Regulation service up and down are used to balance the grid in a near-instantaneous fashion when supply and demand fluctuate due to a variety of factors, such as weather, generation outages, renewable production intermittency and transmission outages. Responsive reserves and non-spinning reserves are used by ERCOT when the grid is at, near or recovering from a state of emergency due to inadequate generation. Because ERCOT has one of the highest concentrations of wind capacity generation among United States markets, the ERCOT market is more susceptible to fluctuations in wholesale electricity supply due to intermittent wind production, making ERCOT more vulnerable to periods of generation scarcity.

Legal Proceedings and Regulatory Matters

Proceedings against the Debtors

Substantially all liabilities of the Debtors were resolved under the Plan. Please see “The Reorganization and Emergence” for more detailed information regarding the Plan and the treatment of claims under the Plan.

Environmental Matters

Litigation relating to EPA Reviews

In June 2008, the United States Environmental Protection Agency (EPA) issued an initial request for information to our Predecessor under the EPA’s authority under Section 114 of the Clean Air Act (CAA). The stated purpose of the request is to obtain information necessary to determine compliance with the CAA, including New Source Review standards and air permits issued by the Texas Commission on Environmental Quality (TCEQ) for the Big Brown, Monticello and Martin Lake generation facilities. In April 2013, our Predecessor received an additional information request from the EPA under Section 114 related to the Big Brown, Martin Lake and Monticello facilities as well as an initial information request related to the Sandow 4 generation facility.

In July 2012, the EPA sent our Predecessor a notice of violation alleging noncompliance with the CAA’s New Source Review standards and the air permits at our Martin Lake and Big Brown generation facilities. In July 2013, the EPA sent our Predecessor a second notice of violation alleging noncompliance with the CAA’s New Source Review standards at our Martin Lake and Big Brown generation facilities, which the EPA said “superseded” its July 2012 notice. In August 2013, the United States Department of Justice, acting as the attorneys for the EPA, filed a civil enforcement lawsuit against Luminant Generation Company LLC and Big Brown Power Company LLC in federal district court in Dallas, alleging violations of the CAA, including its New Source Review standards, at our Big Brown and Martin Lake generation facilities. In August 2015, the district court granted our Predecessor’s motion to dismiss seven of the nine claims asserted by the EPA in the lawsuit. In August 2016, the EPA filed an amended complaint, eliminating one of the two remaining claims and withdrawing with prejudice a request for civil penalties in the other remaining claim. The EPA also filed a motion for entry of final judgment so that it could seek to appeal the district court’s dismissal decision. In September 2016, our Predecessor filed a response opposing the EPA’s motion for entry of final judgment. In October 2016, the district court denied the EPA’s motion for entry of final judgment and agreed that the remaining claim must be fully adjudicated at the district court or withdrawn with prejudice before the EPA may appeal the dismissal decision. Presently, part of the one remaining claim remains before the district court, and it is currently scheduled for trial in October 2017. We believe that we and our Predecessor have complied with all requirements of the CAA and intend to vigorously defend against the remaining allegations. The lawsuit requests the maximum civil penalties available under the CAA to the government ranging from up to $32,500 to $37,500 per day for each alleged violation, depending on the date of the alleged violation, and injunctive relief, including an order requiring the installation of best available control technology at the affected units. An adverse outcome could require substantial capital expenditures that cannot be determined at this time or retirement of the plants at issue and could possibly require the payment of substantial penalties. We cannot predict the outcome of these proceedings, including the financial effects, if any.

Greenhouse Gas Emissions

In August 2015, the EPA finalized rules to address greenhouse gas (GHG) emissions from new, modified and reconstructed units and existing electricity generating units, referred to as the Clean Power Plan. The rule for existing facilities would establish state-specific emissions rate goals in order to reduce nationwide CO2 emissions related to affected electricity generation units by over 30% from 2012 emission levels by 2030. A number of parties, including Luminant, filed petitions for review in the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit Court) for the rule for new, modified and reconstructed plants. In addition, a number of petitions for review of the rule for existing plants were filed in the D.C. Circuit Court by various parties and groups, including challenges from twenty-seven different states opposed to the rule as well as petitions from, among others, certain power generating companies, various business groups and some labor unions. Luminant also filed its own petition for review. In January 2016, a coalition of states, industry (including Luminant) and other parties filed applications with the United States Supreme Court (Supreme Court) asking that the Supreme Court stay the rule while the D.C. Circuit Court reviews the legality of the rule for existing plants. In February 2016, the Supreme Court stayed the rule pending the conclusion of legal challenges on the rule before the D.C. Circuit Court and until the Supreme Court disposes of any subsequent petition for review. Oral argument on the merits of the legal challenges to the rule was heard in September 2016 before the entire D.C. Circuit Court. While we cannot predict the outcome of this rulemaking and related legal proceedings, if the rules are ultimately implemented as passed, they could have a material impact on our results of operations, liquidity or financial condition.

In August 2015, the EPA proposed model rules and federal plan requirements for states to consider as they develop state plans to comply with the rules for GHG emissions. A federal plan would then be finalized for a state if a state fails to submit a state plan by the deadlines established in the Clean Power Plan for existing plants or if the EPA disapproves a submitted state plan. Our Predecessor filed comments on the federal plan proposal in January 2016. While we cannot predict the timing or outcome of this rulemaking and related legal proceedings, they could have a material impact on our results of operations, liquidity or financial condition.

Cross-State Air Pollution Rule (CSAPR)

In July 2011, the EPA issued the Cross-State Air Pollution Rule (CSAPR), compliance with which would have required significant additional reductions of SO2 and NOx emissions from our fossil fueled generation units. In February 2012, the EPA released a final rule (Final Revisions) and a proposed rule revising certain aspects of the CSAPR, including increases in the emissions budgets for Texas and our generation assets as compared to the July 2011 version of the rule. In June 2012, the EPA finalized the proposed rule (Second Revised Rule).

The CSAPR as set forth in the Final Revisions and the Second Revised Rule became effective January 1, 2015. In July 2015, following a remand of the case from the Supreme Court to consider further legal challenges, the D.C. Circuit Court unanimously ruled in favor of our Predecessor and other petitioners, holding that the CSAPR emissions budgets over-controlled Texas and other states. The D.C. Circuit Court remanded those states’ budgets to the EPA for prompt reconsideration. While our Predecessor planned to participate in the EPA’s reconsideration process to develop increased budgets for the 1997 ozone standard that do not over-control Texas, the EPA instead responded to the remand by proposing a new rulemaking that created new NOX ozone season budgets for the 2008 ozone standard without addressing the over-controlling budgets for the 1997 standard. Comments on the EPA’s proposal were submitted by Luminant in February 2016. In June 2016, the EPA issued a memorandum describing the EPA’s proposed approach for responding to the D.C. Circuit Court’s remand for reconsideration of the CSAPR SO2 emission budgets for Texas and three other states that had been remanded to the EPA by the D.C. Circuit Court. In the memorandum, the EPA stated that those four states could either voluntarily participate in the CSAPR by submitting a State Implementation Plan (SIP) revision adopting the SO2 budgets that had been previously held invalid by the D.C. Circuit Court and the current annual NOx budgets or, if the state chooses not to participate in the CSAPR, the EPA could withdraw the CSAPR Federal Implementation Plan (FIP) by the fall of 2016 for those states and address any interstate transport and regional haze obligations on a state-by-state basis. Texas has not indicated that it intends to adopt the over-controlling budgets and in November 2016 the EPA proposed to withdraw the CSAPR FIP for Texas. Because EPA has not finalized its proposal to remove Texas from the annual CSAPR programs, these programs will continue to apply to Texas and Texas sources. However, at this time, EPA has not populated the allowance accounts for Texas sources with 2017 annual CSAPR program allowances. While we cannot predict the outcome of future proceedings related to the CSAPR, including the EPA’s recent actions concerning the CSAPR annual emissions budgets for affected states and participating in the CSAPR program, based upon our current operating plans we do not believe that the CSAPR itself will cause any material operational, financial or compliance issues.

Regional Haze — Reasonable Progress and Long-Term Strategies

The Regional Haze Program of the CAA establishes “as a national goal the prevention of any future, and the remedying of any existing, impairment of visibility in mandatory Class I federal areas, like national parks, which impairment results from man-made pollution.” There are two components to the Regional Haze Program. First, states must establish goals for reasonable progress for Class I federal areas within the state and establish long-term strategies to reach those goals and to assist Class I federal areas in neighboring states to achieve reasonable progress set by those states towards a goal of natural visibility by 2064. In February 2009, the TCEQ submitted a SIP concerning regional haze (Regional Haze SIP) to the EPA. In December 2011, the EPA proposed a limited disapproval of the Regional Haze SIP due to its reliance on the Clean Air Interstate Rule (CAIR) instead of the EPA’s replacement CSAPR program that EPA proposed in July 2011. In August 2012, our Predecessor filed a petition for review in the Fifth Circuit Court challenging the EPA’s limited disapproval of the Regional Haze SIP on the grounds that the CAIR continued in effect pending the D.C. Circuit Court’s decision in the CSAPR litigation. In September 2012, our Predecessor filed a petition to intervene in a case filed by industry groups and other states and private parties in the D.C. Circuit Court challenging the EPA’s limited disapproval and issuance of a FIP regarding the regional haze BART program. The Fifth Circuit Court case has since been transferred to the D.C. Circuit Court and consolidated with other pending BART program regional haze appeals. Briefing in the D.C. Circuit Court is scheduled to be completed by March 2017.

In June 2014, the EPA issued requests for information under Section 114 of the CAA to Luminant and other generators in Texas related to the reasonable progress program. After releasing a proposed rule in November 2014 and receiving comments from a number of parties, including Luminant and the State of Texas, in April 2015, the EPA released a final rule in January 2016 approving in part and disapproving in part Texas’ SIP for Regional Haze and issuing a FIP for Regional Haze. In the rule, the EPA asserts that the Texas SIP does not show reasonable progress in improving visibility for two areas in Texas and that its long-term strategy fails to make emission reductions needed to achieve reasonable progress in improving visibility in the Wichita Mountains of Oklahoma. The EPA’s proposed emission limits in the FIP assume additional control equipment for specific coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at seven electricity generating units and upgrades to existing scrubbers at seven electricity generating units. Specifically for Luminant, the EPA’s emission limitations are based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3, Monticello Unit 3 and Sandow Unit 4. Luminant is continuing to evaluate the requirements and potential financial and operational impacts of the rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale electricity prices in ERCOT, would likely challenge the long-term economic viability of those units. Under the terms of the rule, the scrubber upgrades will be required by February 2019, and the new scrubbers will be required by February 2021. In March 2016, Luminant and a number of other parties, including the State of Texas, filed petitions for review in the Fifth Circuit Court challenging the FIP’s Texas requirements. Luminant and other parties also filed motions to stay the FIP while the court reviews the legality of the EPA’s action. In July 2016, the Fifth Circuit Court denied the EPA’s motion to dismiss our Predecessor’s challenge to the FIP and denied the EPA’s motion to transfer the challenges Luminant, the other industry petitioners and the State of Texas filed to the D.C. Circuit Court. In addition, the Fifth Circuit Court granted the motions to stay filed by Luminant, the other industry petitioners and the State of Texas pending final review of the petitions for review. The case was abated until the end of November 2016 in order to allow the parties to pursue settlement discussions. Settlement discussions were unsuccessful and in December 2016 the EPA filed a motion seeking a voluntary remand of the rule back to EPA for further consideration of Luminant’s pending request for administrative reconsideration. Luminant and some of the other petitioners filed a response opposing the EPA’s motion to remand and filed a cross motion for vacatur of the rule in December 2016. While we cannot predict the outcome of the rulemaking and legal proceedings, the result may have a material impact on our results of operations, liquidity or financial condition.

Regional Haze — Best Available Retrofit Technology

The second part of the Regional Haze Program subjects electricity generating units built between 1962 and 1977 to BART standards designed to improve visibility if such units cause or contribute to impairment of visibility in a federal class I area. BART reductions of SO2 and NOX are required either on a unit-by-unit basis or are deemed satisfied by state participation in an EPA-approved regional trading program such as the CSAPR. In response to a lawsuit by environmental groups, the D.C. Circuit Court issued a consent decree in March 2012 that required the EPA to propose a decision on the Regional Haze SIP by May 2012 and finalize that decision by November 2012. The consent decree requires a FIP for any provisions that the EPA disapproves. The D.C. District Court has amended the consent decree several times to extend the dates for the EPA to propose and finalize a decision on the Regional Haze SIP. The consent decree was modified in December 2015 to extend the deadline for the EPA to finalize action on the determination and adoption of requirements for BART for electric generating units. Under the current amended consent decree, the EPA had until December 2016 to propose, and has until September 2017 to finalize, a FIP for BART for Texas electric generating units if the EPA determines that BART requirements have not been met. EPA issued its proposed BART FIP for Texas on December 9, 2016. The EPA’s proposed emission limits assume additional control equipment for specific coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at 12 electric generating units and upgrades to existing scrubbers at 4 electric generating units. Specifically for Luminant, the EPA’s emission limitations are based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3 and Monticello Unit 3. Luminant is continuing to evaluate the requirements and potential financial and operational impacts of the proposed rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale electricity prices in ERCOT, would likely challenge the long-term economic viability of those units. Under the terms of the proposed rule, the scrubber upgrades will be required within three years of the effective date of the final rule and the new scrubbers will be required within five years of the effective date of the final rule. In addition to coal-fueled units, certain natural gas-fueled units are also subject to the proposed rule. For Luminant those include our Graham and Stryker Creek steam generating units. We anticipate submitting comments on the proposed FIP. While we cannot predict the outcome of the rulemaking and potential legal proceedings, the result may have a material impact on our results of operations, liquidity or financial condition.

Intersection of CSAPR and Regional Haze Programs

Historically EPA has considered compliance with a regional trading program, such as the CSAPR, as satisfying a state’s obligations under the BART portion of the Regional Haze Program. However, in the reasonable progress FIP, EPA diverged from this approach and did not treat Texas’ compliance with the CSAPR as satisfying its obligations under the BART portion of the Regional Haze Program. The EPA concluded that it would not be appropriate to finalize that determination given the remand of the CSAPR budgets. As described above, EPA has now proposed to remove Texas from the annual CSAPR trading programs. If Texas were in the CSAPR annual trading programs EPA would have no basis for its BART FIP because it has made a determination for Texas and all other states that participate in the CSAPR annual trading programs that such participation satisfies their BART obligations. We do not believe that EPA’s proposal to remove Texas from the CSAPR annual trading programs satisfies the D.C. Circuit Court’s mandate to EPA to develop non-over-controlling budgets for Texas and we intend to submit comments on EPA’s proposed rule to remove Texas from the CSAPR annual trading programs. While we cannot predict the outcome of these matters, the result may have a material impact on our results of operations, liquidity or financial condition.

Affirmative Defenses During Malfunctions

In February 2013, in response to a petition for rulemaking filed by the Sierra Club, the EPA proposed a rule requiring certain states to replace SIP exemptions for excess emissions during malfunctions with an affirmative defense. Texas was not included in that original proposal since it already had an EPA-approved affirmative defense provision in its SIP that was found to be lawful by the Fifth Circuit Court in 2013. In 2014, as a result of a D.C. Circuit Court decision striking down an affirmative defense provision in another EPA rule, the EPA revised its 2013 proposal to extend the EPA’s proposed findings of inadequacy to states that have affirmative defense provisions, including Texas. The EPA’s revised proposal would require Texas to remove or replace its EPA-approved affirmative defense provisions for excess emissions during startup, shutdown and maintenance events. In May 2015, the EPA finalized the proposal. In June 2015, our Predecessor filed a petition for review in the Fifth Circuit Court challenging certain aspects of the EPA’s final rule as they apply to the Texas SIP. The State of Texas and other parties have also filed similar petitions in the Fifth Circuit Court. In August 2015, the Fifth Circuit Court transferred the petitions that Luminant and other parties filed to the D.C. Circuit Court, and in October 2015 the petitions were consolidated with the pending petitions challenging the EPA’s rule in the D.C. Circuit Court. Briefing in the D.C. Circuit Court on the challenges was completed in October 2016. We cannot predict the timing or outcome of this proceeding, but implementation of the rule as finalized may have a material impact on our results of operations, liquidity or financial condition.

Mercury and Air Toxics Standards

In June 2014, the Sierra Club filed a petition in the D.C. Circuit Court seeking review of several EPA regulations containing affirmative defenses for malfunctions, including the Mercury and Air Toxics Standard (MATS) rule for power plants. In the petition, the Sierra Club contends this affirmative defense is no longer permissible in light of a D.C. Circuit Court decision regarding similar defenses applicable to the cement industry. Luminant filed a motion to intervene in this case. In July 2014, the D.C. Circuit Court ordered the case stayed pending the EPA’s consideration of a petition for administrative reconsideration of the regulations at issue. In December 2014, the EPA signed a proposal to make technical corrections to the MATS rule. Our Predecessor filed comments on this proposal in April 2015. In March 2016, the EPA finalized the MATS technical corrections, including the removal of the affirmative defense for malfunctions. Except as set forth above, we cannot predict the timing or outcome of future proceedings related to this petition, the petition for administrative reconsideration that is pending before the EPA or the financial effects of these proceedings, if any.

SO2 Designations for Texas

In February 2016, the EPA notified Texas of the EPA’s preliminary intention to designate nonattainment areas for counties surrounding our Big Brown, Monticello and Martin Lake plants based on modeling data submitted to the EPA by the Sierra Club. Such designation would potentially require the implementation of various controls or other restrictions to demonstrate attainment. Luminant submitted comments challenging the use of modeling data rather than data from actual air quality monitoring equipment. In November 2016, the EPA finalized its proposed designations for Texas including finalizing the nonattainment designations for the areas referenced above. In doing so, the EPA ignored contradictory modeling that we submitted with our comments.

The final designation mandates would be for Texas to begin the multi-year process to evaluate what potential emission controls or operational changes, if any, may be necessary to demonstrate attainment. We are also considering what other legal avenues are available to us to challenge these designations. While we cannot predict the outcome of this matter, the result may have a material impact on our results of operations, liquidity or financial condition.

Other Matters

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolutions of which, in the opinion of management, are not anticipated to have a material effect on our results of operations, liquidity or financial condition.

Environmental Contingencies

In connection with our normal operations, we must comply with various environmental laws and regulations. We believe that we are in compliance with current environmental laws and regulations; however, the impact, if any, of changes to existing laws or regulations or the implementation of new laws or regulations is not determinable and could materially affect our financial condition, results of operations and liquidity.

In particular, our costs to comply with environmental regulations could be significantly affected by the following external events or conditions that are outside of our control:

•	enactment and final implementation of state or federal statutes or regulations regarding CO2 and other greenhouse gas emissions;

•	other changes to existing state or federal regulation regarding air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters, including final implementation of the rules and programs discussed under “— Legal Proceedings and Regulatory Matters” above; and

•	the identification by applicable authorities of sites requiring clean-up or the filing of complaints naming us as a potential responsible party under applicable environmental laws or regulations.

Labor Contracts

We employ certain personnel who are represented by labor unions, the terms of whose employment are governed by collective bargaining agreements. During 2015, all collective bargaining agreements covering bargaining unit personnel engaged in lignite mining operations, lignite-, coal- and nuclear-fueled generation operations and some of our natural gas powered generation operations were extended to March 2017. While we cannot predict the outcome of labor contract negotiations, we do not expect any changes in collective bargaining agreements to have a material adverse effect on our results of operations, liquidity or financial condition.

Nuclear Insurance

Nuclear insurance includes nuclear liability coverage, property damage, decontamination and accidental premature decommissioning coverage and accidental outage and/or extra expense coverage. We maintain nuclear insurance that meets or exceeds requirements promulgated by Section 170 (Price-Anderson) of the Atomic Energy Act and Title 10 of the Code of Federal Regulations, and we intend to maintain insurance against nuclear risks as long as such insurance is available. We are self-insured to the extent that losses (i) are within the policy deductibles, (ii) are not covered per policy exclusions, terms and limitations, (iii) exceed the amount of insurance maintained, or (iv) are not covered due to lack of insurance availability. Any such self-insured losses could have a material adverse effect on our results of operations, liquidity or financial condition.

The Atomic Energy Act provides for financial protection for the public in the event of a significant nuclear generation plant incident. It sets the statutory limit of public liability for a single nuclear incident at $13.4 billion and requires nuclear generation plant operators to provide financial protection for this amount. However, the United States Congress could impose revenue-raising measures on the nuclear industry to pay any claims that exceed this $13.4 billion statutory limit for a single incident. As required, we insure against a possible nuclear incident at our Comanche Peak facility resulting in public nuclear related bodily injury and property damage through a combination of private insurance and an industry-wide retrospective payment plan known as the Secondary Financial Protection (SFP).

Under the SFP, in the event of any single nuclear liability loss in excess of $375 million at any nuclear generation facility in the United States, each operating licensed reactor in the United States is subject to an assessment of up to approximately $127.3 million, payable in capped annual installments. This approximately $127.3 million maximum assessment is subject to increases for inflation every five years, with the next expected adjustment scheduled to occur in September 2018. Assessments are currently limited to approximately $19 million per operating licensed reactor per year per incident. As of the date of this prospectus, our maximum potential assessment under the SFP for each incident, based on the fact that we operate two licensed reactors, would be approximately $254.6 million, payable in installments of no more than approximately $38 million in any one year. For losses after January 1, 2017, the potential assessment applies in excess of $450 million.

The United States Nuclear Regulatory Commission (NRC) requires that nuclear generation plant license-holders maintain at least $1.06 billion of nuclear decontamination and property damage insurance, and requires the proceeds thereof be used to place a plant in a safe and stable condition, to decontaminate a plant pursuant to a plan submitted to, and approved by, the NRC prior to using the proceeds for plant repair or restoration, or to provide for premature decommissioning. We maintain nuclear decontamination and property damage insurance for our Comanche Peak facility in the amount of $2.25 billion (subject to a $10 million deductible per accident), and are self-insured against any amounts exceeding such $2.25 billion coverage.

We also maintain Accidental Outage insurance to cover the additional costs of obtaining replacement electricity from another source if one or both of the units at our Comanche Peak facility are out of service for more than twenty weeks as a result of covered direct physical damage. Such coverage provides for weekly payments of up to $4.5 million for the first 52 weeks and $3.6 million for the subsequent 110 weeks for each outage, respectively, after an initial 20-week waiting period. The total maximum coverage is $328 million for non-nuclear accidents and $490 million per unit for nuclear accidents, however, the coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident.

Management

The following table sets forth information regarding our executive officers and directors as of the date hereof. Ages are as of December 15, 2016

Name	Age	Position
Curtis A. Morgan	56	President, Chief Executive Officer and Director
James A. Burke	48	Executive Vice President and Chief Operating Officer
J. William Holden	55	Executive Vice President and Chief Financial Officer
Stephanie Zapata Moore	43	Executive Vice President and General Counsel
Gavin R. Baiera	41	Director
Jennifer Box	35	Director
Jeff Hunter	51	Director
Michael Liebelson	61	Director
Cyrus Madon	51	Director
Geoff Strong	41	Director

Executive Officers

The executive officers of Vistra Energy Corp. consist of the following executives.

Curtis A. Morgan, President, Chief Executive Officer and Director, has served as the President, Chief Executive Officer and Director of Vistra Energy Corp. since the Effective Date. Prior to joining Vistra Energy Corp., he served as an Operating Partner with Energy Capital Partners, and prior to this position Mr. Morgan served as the Chief Executive Officer and President of EquiPower Resources Corp., a power generation company, since May 2010. Prior to joining EquiPower Resources Corp., he served as an Operating Partner of Energy Capital Partners from May 2009 to May 2010. Prior to joining Energy Capital partners, he served as President and Chief Executive Officer of FirstLight Power Enterprises from November 2006 to April 2009. Mr. Morgan has also held various leadership roles at NRG Energy, Mirant Corporation, Reliant Energy and Amoco Corporation.

James A. Burke, Executive Vice President and Chief Operating Officer, has served as the Executive Vice President and Chief Operating Officer of Vistra Energy Corp. since the Effective Date. Prior to joining Vistra Energy Corp., he served as Executive Vice President of EFH Corp. since February 2013 and President and Chief Executive of TXU Energy, a subsidiary of Vistra Energy Corp., since August 2005. Previously, Mr. Burke was Senior Vice President Consumer Markets of TXU Energy.

J. William Holden, Executive Vice President and Chief Financial Officer, has served as the Executive Vice President and Chief Financial Officer of Vistra Energy Corp. since December 5, 2016. Prior to joining the Company, Mr. Holden served as an Executive Vice President and Senior Advisor at The Taffrail Group, LLC, an international strategic-advisory firm, from February 2013 until December 2016, where he advised a range of domestic and overseas clients on mergers, acquisitions and post-merger integration. From December 2010 until January 2013, Mr. Holden served as the Executive Vice President and Chief Financial Officer of GenOn Energy, Inc., where he was responsible for overseeing the accounting, finance, tax, risk control, human resources and information technology groups. Prior to serving in that role, he held various treasury, risk, operational, business development and international positions during his tenure at GenOn Energy, Inc./Mirant Corporation. Mr. Holden started his career with Southern Company and held various corporate finance roles over almost a decade at Southern.

Stephanie Zapata Moore, Executive Vice President and General Counsel, has served as Executive Vice President and General Counsel of Vistra Energy Corp. since the Effective Date. Prior to joining Vistra Energy Corp., she served as Vice President and General Counsel of Luminant, since April 2012. Previously, Ms. Moore was Senior Counsel of Luminant from March 2007 to April 2012 and Counsel of a predecessor to Luminant from November 2005 to March 2007. Prior to joining Luminant, she was an attorney at Gardere Wynne Sewell where she engaged in a corporate practice.

Directors

Listed below is biographical information for each person who is currently a member of the Board, except for Mr. Morgan, whose information is listed above.

Gavin R. Baiera has served as a director since the Effective Date. Mr. Baiera is a managing director at Angelo, Gordon & Co. where he is the global head of the firm’s corporate credit activities and portfolio manager for its distressed funds. Mr. Baiera is also a managing director and member of the firm’s executive committee. Prior to joining Angelo, Gordon in 2008, Mr. Baiera was the co-head of the strategic finance group at Morgan Stanley, which was responsible for all origination, underwriting, and distribution of restructuring transactions. Prior to that, Mr. Baiera worked at General Electric Capital Corporation concentrating on underwriting and investing in restructuring transactions. Mr. Baiera began his career at GE Capital in its financial management program. Mr. Baiera has served on numerous boards of directors including, most recently, MACH Gen, Orbitz Worldwide, and Travelport Worldwide.

Jennifer Box has served as a director since the Effective Date. Ms. Box is a managing director at Oaktree Capital Management where she is focused on investments in the shipping, power, energy, media and technology sectors. Prior to joining Oaktree in 2009, Ms. Box spent three and a half years as an investment analyst in the distressed debt group at The Blackstone Group. Prior to Blackstone, she was an associate consultant at the Boston Consulting Group. Ms. Box is a CFA charterholder. She serves on the board of Star Bulk Carriers.

Jeff Hunter has served as a director since the Effective Date. Mr. Hunter is a managing member of Waterloo Capital Management, a capital management firm. Prior to joining Waterloo in February 2016, Mr. Hunter was the co-founder, managing partner and chief financial officer for Power Capital Advisors, LLC, where he managed the corporate development, due diligence and project financing functions. Previously Mr. Hunter was a co-founder, executive vice president and chief financial officer of US Power Generating Company, a privately held merchant power company that acquired, financed, and operated a portfolio of five conventional power stations located in New York, New York and Boston, Massachusetts. Prior to USPowerGen, Mr. Hunter was a partner at PA Consulting Group and principally responsible for managing the Global Energy Strategy & Risk Management practice. Mr. Hunter currently serves on the board of directors of US Power Generating Company and Texas Transmission Holdings.

Michael Liebelson has served as a director since the Effective Date. Since 2011, Mr. Liebelson has been the senior advisor at Monolith Materials where he leads the effort to site and develop company’s first commercial scale carbon black facility, and also collaborates closely with management to drive corporate growth strategy. Mr. Liebelson has more than 25 years of experience in energy project development and financing, including the commercial development of chemical, refinery and process technologies. Most recently, Mr. Liebelson held executive vice president and chief development officer positions at Foster Wheeler AG and NRG Energy, where he launched and was president of NRG Solar, and provided executive sponsorship for the carbon capture project at one of NRG’s coal-fired power stations. He is a co-founder of LS Power Corporation and co-managed the company during its early growth period that saw the successful development and financing of several natural gas-fired combined cycle cogeneration and power plant projects. Early in his career, Mr. Liebelson held engineering, finance and management positions with Exxon and Air Products & Chemicals.

Cyrus Madon has served as a director since the Effective Date. Mr. Madon is a senior managing partner and head of Brookfield’s private equity group and chief executive officer of Brookfield Business Partners. Mr. Madon joined Brookfield in 1998 as chief financial officer of Brookfield’s real estate brokerage business. During his tenure he has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in corporate finance and recovery, both in Canada and the United Kingdom. Mr. Madon is on the board of the Junior Achievement of Canada Foundation.

Geoffrey Strong has served as a director since the Effective Date. Mr. Strong has been with Apollo Management Holdings, a investment management firm, since 2012, where he is a partner. Prior to that time, Mr. Strong was a principal in the private equity group at Blackstone, where he focused primarily on investments in the energy sector. Before joining Blackstone, Mr. Strong was a vice president of Morgan Stanley Capital Partners, the private equity business within Morgan Stanley. Mr. Strong serves of the boards of directors of Caelus Energy, Apex Energy and Double Eagle Energy.

Board Composition and Director Independence

Our certificate of incorporation (Charter) provides for three classes of directors, each of which is to be elected on a staggered basis for a term of three years. Our bylaws (Bylaws) provide that the Board shall consist of such number of directors as is determined from time to time by the vote of a majority of the total number of directors then authorized. Please see “Description of Capital Stock — Certificate of Incorporation and Bylaw Provisions” for a more detailed description of our Charter and Bylaws.

Pursuant to the Plan, on the Effective Date, we entered into the Stockholder’s Agreements with affiliates of each of the Principal Stockholders. Pursuant to each Stockholder’s Agreement, subject to the proper exercise of fiduciary duties of the Board, each Principal Stockholder is entitled to designate one director for nomination for election to the Board as a Class III director for so long as it beneficially owns, in the aggregate, at least 22,500,000 shares of our common stock that it owned on the date of its respective Stockholder’s Agreement. See “Certain Relationships and Related Party Transactions — Stockholder’s Agreements.” The initial designees of each of the Apollo Entities, Brookfield Entities and Oaktree Entities are Geoffrey Strong, Cyrus Madon and Jennifer Box, respectively.

The Board consists of a majority of directors who are not employees or officers of Vistra Energy and satisfy the independence requirements of the Commission and                 . The following are the independent directors of the Board: Gavin R. Baiera, Jennifer Box, Jeff Hunter, Michael Liebelson, Cyrus Madon and Geoff Strong.

Committees of the Board of Directors

The standing committees of the Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The duties and responsibilities of the audit committee (the Audit Committee) include selecting the independent auditors to be nominated for ratification by the stockholders and reviewing the independence of such auditors, approving the scope and costs of the annual audit activities of the independent auditors, reviewing the audit results with the independent auditors and reviewing and monitoring our financial reporting and accounting practices and internal controls.

The members of the Audit Committee are Jeff Hunter, who is chair of the Audit Committee, and Jennifer Box, each of whom is independent, as defined under and required by the rules and regulations of the Commission and                 , including Rule 10A-3(b)(i) under the Exchange Act. Prior to the effectiveness of the registration statement of which this prospectus is a part and our listing on                 , the Board will appoint a third member of the Audit Committee, who will be “independent” as defined under and required by the rules and regulations of the Commission and                 , including Rule 10A-3(b)(i) under the Exchange Act, and will designate at least one member of the Audit Committee to be an “audit committee financial expert” as defined under and required by the applicable rules and regulations of the Commission and                 .

The Board has adopted a written charter for the Audit Committee that is available on our website.

Nominating and Governance Committee

The duties and responsibilities of the nominating and governance committee include identifying and recommending potential candidates qualified to become members of the Board, recommending directors for appointment to Board committees and developing and recommending corporate governance guidelines and principles to apply to the Board.

The members of the Board’s nominating and governance committee are Cyrus Madon and Geoff Strong, each of whom is independent in accordance with the rules and regulations of                  and the Commission.

The Board has adopted a written charter for the nominating and governance committee that is available on our website.

Compensation Committee

The duties and responsibilities of the compensation committee include reviewing the performance and compensation of our chief executive officer, consulting with the chief executive officer with respect to the compensation of other of our executives and key employees and administering our incentive compensation and other employee benefit plans. The compensation committee will also make recommendations to the Board with respect to the compensation of non-employee directors.

The members of the Board’s compensation committee are Gavin Baiera and Michael Liebelson, each of whom is independent in accordance with the rules and regulations of                  and the Commission.

The Board has adopted a written charter for the compensation committee that is available on our website.

Compensation Committee Interlocks and Insider Participation

None of our directors who currently serve as members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or our compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the heading “Certain Relationships and Related Party Transactions.”

Code of Conduct

The Board has adopted a code of conduct applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior officers, in accordance with applicable rules and regulations of the Commission and                 . Our code of conduct is available on our website as of the time of our listing on                 .

Policy and Procedures Governing Related Party Transactions

The Board has adopted a written policy regarding transactions with related parties. See “Certain Relationships and Related Party Transactions — Review and Approval of Related Party Transactions.” Compensation of Directors and Officers

Executive and Director Compensation

Vistra Energy Corp. is a newly created entity created in connection with Emergence, and the directors and executive officers of Vistra Energy Corp. were appointed to such positions with effect as of the Effective Date.

The directors and executive officers of Vistra Energy Corp. were not directors or executive officers of our Predecessor prior to the Effective Date. As a result, there is no relevant 2015 compensation disclosure relating to the directors and executive officers of Vistra Energy Corp. Certain information relating to the compensation of the directors and executive officers of Vistra Energy Corp. since the Effective Date is described below.

In subsequent amendments to this registration statement to be filed in 2017, we will describe the material terms of the 2016 compensation arrangements of our directors and executive officers, and will provide updates to our compensation program, as necessary.

Director Compensation

Our non-employee directors are eligible to participate in our 2016 Incentive Plan, at the discretion of the Committee, as defined and described below under “— 2016 Incentive Plan”. In addition, in December 2016, in respect of their Board service during the fourth fiscal quarter of 2016, each of the non-employee directors received cash payments, and certain non-employee directors received grants of restricted Stock Units (RSUs) under the 2016 Incentive Plan, in each case, with the values set forth opposite their names in the following table:

Director	Value of December 2016 Cash Payment	Value of December 2016 RSUs Granted
Gavin Baiera	$48,750	$0
Jennifer Box	$48,750	$0
Jeff Hunter	$28,750	$100,000
Michael Liebelson	$23,750	$100,000
Cyrus Madon	$48,750	$0
Geoff Strong	$48,750	$0

Executive Compensation

In addition to the right to participate in the 2016 Incentive Plan described below under “— 2016 Incentive Plan” at the discretion of the Committee, each of Mr. Morgan, Mr. Burke and Ms. Moore entered into an employment agreement with Vistra Energy Corp., effective as of October 4, 2016 and Mr. Holden entered into an employment agreement with Vistra Energy Corp., effective as of December 5, 2016. The following is a summary of the material terms of each such employment agreement, along with certain related compensation arrangements for each such executive officer.

Mr. Morgan’s Employment Arrangements

Mr. Morgan’s employment agreement with Vistra Energy Corp. (the Morgan Agreement) has an initial term that ends on October 4, 2019, and thereafter, the Morgan Agreement provides for automatic one-year extensions, unless either Vistra Energy Corp. or Mr. Morgan gives 60 days’ prior written notice electing not to extend the Morgan Agreement. Pursuant to the Morgan Agreement, Mr. Morgan will receive a base salary of no less than $950,000 per year, which may be increased (but not decreased) at the sole discretion of the Board. Mr. Morgan also will have the opportunity to earn an annual cash bonus (Annual Bonus) based upon the achievement of performance metrics approved by the Board and subject to the Board’s full discretion. Mr. Morgan’s target Annual Bonus opportunity is 100% of his base salary (Target Bonus), and his maximum Annual Bonus opportunity is 200% of the Target Bonus.

The Morgan Agreement also provides Mr. Morgan with equity compensation. On the Effective Date, the Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Mr. Morgan, which grant had an aggregate grant date fair value of $5,000,000. The grant consisted of 526,316 stock options and 152,905 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by the Board in a manner compliant with Section 409A of the Internal Revenue Code.

Following October 4, 2017, the Morgan Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan. In addition to providing Mr. Morgan with equity compensation, the Morgan Agreement required Mr. Morgan to make a cash equity investment in Vistra Energy Corp. common stock equal to $1,250,000, with the timing to be determined in good faith by the Board and Mr. Morgan, and such obligation has been fulfilled.

The Morgan Agreement also entitles Mr. Morgan to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy Corp. from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Mr. Morgan’s position. Additionally, Mr. Morgan is entitled to receive up to $15,000 per year towards his tax and financial planning.

Upon any termination of employment with Vistra Energy Corp., Mr. Morgan will be entitled to (a) his accrued but unpaid base salary and any accrued but unused vacation as of the termination date, (b) any unreimbursed business expenses incurred through the termination date, and (c) any payments and benefits to which he may be entitled under any benefit plans, programs, or arrangements (collectively, Accrued Obligations).

If Mr. Morgan’s employment with Vistra Energy Corp. is terminated by Vistra Energy Corp. without Cause (as defined in the Morgan Agreement) (and other than due to his death or disability), by Mr. Morgan for Good Reason (as defined in the Morgan Agreement) or due to Vistra Energy Corp.’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Mr. Morgan’s execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Morgan will be entitled to (a) an aggregate amount equal to two times the sum of (i) his base salary plus (ii) (x) the Target Bonus, if such termination occurs prior to October 4, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after October 4, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy Corp.’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to him had his employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy Corp.’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year (Pro-Rated Bonus); (c) any accrued but unpaid Annual Bonus in respect of the fiscal year prior to the fiscal year of termination (Unpaid Annual Bonus); (d) up to 24 months of continued health insurance benefits under the terms of the applicable Vistra Energy Corp. benefit plans, subject to his payment of the employee-portion of the benefit premiums and terminable upon his eligibility for comparable coverage under another employer’s benefit plans (with Vistra Energy Corp. having the alternative to pay the employer-portion of the COBRA continuation coverage premiums instead of providing coverage under its plans under certain circumstances) (Health Benefits); and (e) accelerated vesting of the portion of Mr. Morgan’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Mr. Morgan is subject to Section 16 of the Exchange Act as of the date of his termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Mr. Morgan’s employment is terminated within the 18-month period following a change of control of Vistra Energy Corp., then in addition to the Accrued Obligations and subject to his execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Morgan will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) his base salary plus (ii) the Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy Corp.’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Mr. Morgan’s equity awards that were outstanding as of the change of control.

If Mr. Morgan’s employment with Vistra Energy Corp. is terminated due to his death or disability, then in addition to the Accrued Obligations, Mr. Morgan will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Mr. Morgan’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Morgan Agreement subjects Mr. Morgan to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during his employment and for the 24-month period thereafter.

Mr. Burke’s Employment Arrangements

Mr. Burke’s employment agreement with Vistra Energy Corp. (the Burke Agreement) has an initial term that ends on October 4, 2019, and thereafter, the Burke Agreement provides for automatic one-year extensions, unless either Vistra Energy Corp. or Mr. Burke gives 60 days’ prior written notice electing not to extend the Burke Agreement. Pursuant to the Burke Agreement, Mr. Burke will receive a base salary of no less than $750,000 per year, which may be increased (but not decreased) at the sole discretion of the Board. Mr. Burke also will have the opportunity to earn an Annual Bonus based upon the achievement of performance metrics approved by the Board and subject to the Board’s full discretion. Mr. Burke’s target Annual Bonus opportunity is 90% of his base salary (the Burke Target Bonus), and his maximum Annual Bonus opportunity is 200% of the Burke Target Bonus.

The Burke Agreement also provides Mr. Burke with equity compensation. On the Effective Date, the Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Mr. Burke, which grant had an aggregate grant date fair value of $4,000,000. The grant consisted of 421,053 stock options and 122,324 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by Mr. Morgan in a manner compliant with Section 409A of the Internal Revenue Code.

Following October 4, 2017 , the Burke Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan.

The Burke Agreement also entitles Mr. Burke to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy Corp. from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Mr. Burke’s position. Additionally, Mr. Burke is entitled to receive up to $15,000 per year towards his tax and financial planning.

Upon any termination of employment with Vistra Energy Corp., Mr. Burke will be entitled to the Accrued Obligations.

If Mr. Burke’s employment with Vistra Energy Corp. is terminated by Vistra Energy Corp. without Cause (as defined in the Burke Agreement) (and other than due to his death or disability), by Mr. Burke for Good Reason (as defined in the Burke Agreement) or due to Vistra Energy Corp.’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Mr. Burke’s execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Burke will be entitled to (a) an aggregate amount equal to two times the sum of (i) his base salary plus (ii) (x) the Burke Target Bonus, if such termination occurs prior to October 4, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after October 4, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy Corp.’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to him had his employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) the Pro-Rated Bonus; (c) any Unpaid Annual Bonus; (d) up to 24 months of continued the Health Benefits; and (e) accelerated vesting of the portion of Mr. Burke’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Mr. Burke is subject to Section 16 of the Exchange Act as of the date of his termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Mr. Burke’s employment is terminated within the 18-month period following a change of control of Vistra Energy Corp., then in addition to the Accrued Obligations and subject to his execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Burke will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) his base salary plus (ii) the Burke Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Burke Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy Corp.’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Mr. Burke’s equity awards that were outstanding as of the change of control.

If Mr. Burke’s employment with Vistra Energy Corp. is terminated due to his death or disability, then in addition to the Accrued Obligations, Mr. Burke will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Mr. Burke’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Burke Agreement subjects Mr. Burke to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during his employment and for the 24-month period thereafter.

Mr. Holden’s Employment Arrangements

Mr. Holden’s employment agreement with Vistra Energy Corp. (the Holden Agreement) has an initial term that ends on December 5, 2019, and thereafter, the Holden Agreement provides for automatic one-year extensions, unless either Vistra Energy Corp. or Mr. Holden gives 60 days’ prior written notice electing not to extend the Holden Agreement. Pursuant to the Holden Agreement, Mr. Holden will receive a base salary of no less than $590,000 per year, which may be increased (but not decreased) at the sole discretion of the Board. Mr. Holden also will have the opportunity to earn an Annual Bonus based upon the achievement of performance metrics approved by the Board and subject to the Board’s full discretion. Mr. Holden’s target Annual Bonus opportunity is 90% of his base salary (the Holden Target Bonus), and his maximum Annual Bonus opportunity is 200% of the Holden Target Bonus.

The Holden Agreement also provides Mr. Holden with equity compensation. On December 5, 2016, the Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Mr. Holden, which grant had an aggregate grant date fair value of $2,500,000. The grant consisted of 281,532 stock options and 86,505 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by Mr. Morgan in a manner compliant with Section 409A of the Internal Revenue Code.

Following December 5, 2017, the Holden Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan.

The Holden Agreement also entitles Mr. Holden to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy Corp. from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Mr. Holden’s position. Additionally, Mr. Holden is entitled to receive up to $15,000 per year towards his tax and financial planning.

Upon any termination of employment with Vistra Energy Corp., Mr. Holden will be entitled to the Accrued Obligations.

If Mr. Holden’s employment with Vistra Energy Corp. is terminated by Vistra Energy Corp. without Cause (as defined in the Holden Agreement) (and other than due to his death or disability), by Mr. Holden for Good Reason (as defined in the Holden Agreement) or due to Vistra Energy Corp.’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Mr. Holden’s execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Holden will be entitled to (a) an aggregate amount equal to two times the sum of (i) his base salary plus (ii) (x) the Holden Target Bonus, if such termination occurs prior to December 5, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after December 5, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy Corp.’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to him had his employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) the Pro-Rated Bonus; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of the portion of Mr. Holden’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Mr. Holden is subject to Section 16 of the Exchange Act as of the date of his termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Mr. Holden’s employment is terminated within the 18-month period following a change of control of Vistra Energy Corp., then in addition to the Accrued Obligations and subject to his execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Holden will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) his base salary plus (ii) the Holden Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Holden Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy Corp.’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Mr. Holden’s equity awards that were outstanding as of the change of control.

If Mr. Holden’s employment with Vistra Energy Corp. is terminated due to his death or disability, then in addition to the Accrued Obligations, Mr. Holden will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Mr. Holden’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Holden Agreement subjects Mr. Holden to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during his employment and for the 24-month period thereafter.

Ms. Moore’s Employment Arrangements

Ms. Moore’s employment agreement with Vistra Energy Corp. (the Moore Agreement) has an initial term that ends on October 4, 2019, and thereafter, the Moore Agreement provides for automatic one-year extensions, unless either Vistra Energy Corp. or Ms. Moore gives 60 days’ prior written notice electing not to extend the Moore Agreement. Pursuant to the Moore Agreement, Ms. Moore will receive a base salary of no less than

$415,000 per year, which may be increased (but not decreased) at the sole discretion of the Board. Ms. Moore also will have the opportunity to earn an Annual Bonus based upon the achievement of performance metrics approved by the Board and subject to the Board’s full discretion. Ms. Moore’s target Annual Bonus opportunity is 70% of her base salary (the Moore Target Bonus), and her maximum Annual Bonus opportunity is 200% of the Moore Target Bonus.

The Moore Agreement also provides Ms. Moore with equity compensation. On the Effective Date, the Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Ms. Moore, which grant had an aggregate grant date fair value of $1,200,000. The grant consisted of 126,316 stock options and 36,697 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by Mr. Morgan in a manner compliant with Section 409A of the Internal Revenue Code.

Following October 4, 2017, the Moore Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan.

The Moore Agreement also entitles Ms. Moore to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy Corp. from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Ms. Moore’s position. Additionally, Ms. Moore is entitled to receive up to $15,000 per year towards her tax and financial planning.

Upon any termination of employment with Vistra Energy Corp., Ms. Moore will be entitled to the Accrued Obligations.

If Ms. Moore’s employment with Vistra Energy Corp. is terminated by Vistra Energy Corp. without Cause (as defined in the Moore Agreement) (and other than due to her death or disability), by Ms. Moore for Good Reason (as defined in the Moore Agreement) or due to Vistra Energy Corp.’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Ms. Moore’s execution and non-revocation of a general release of claims within the 60 days following her employment termination date, Ms. Moore will be entitled to (a) an aggregate amount equal to two times the sum of (i) her base salary plus (ii) (x) the Moore Target Bonus, if such termination occurs prior to October 4, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after October 4, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy Corp.’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to her had her employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) the Pro-Rated Bonus; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of the portion of Ms. Moore’s outstanding equity awards that would have vested in the 12 months following termination had she remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Ms. Moore is subject to Section 16 of the Exchange Act as of the date of her termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Ms. Moore’s employment is terminated within the 18-month period following a change of control of Vistra Energy Corp., then in addition to the Accrued Obligations and subject to her execution and non-revocation of a general release of claims within the 60 days following her employment termination date, Ms. Moore will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) her base salary plus (ii) the Moore Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Moore Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy Corp.’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Ms. Moore’s equity awards that were outstanding as of the change of control.

If Ms. Moore’s employment with Vistra Energy Corp. is terminated due to her death or disability, then in addition to the Accrued Obligations, Ms. Moore will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Ms. Moore’s outstanding equity awards that would have vested in the 12 months following termination had she remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Moore Agreement subjects Ms. Moore to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during her employment and for the 24-month period thereafter.

The foregoing descriptions of the employment agreements of Messrs. Morgan, Burke and Holden and Ms. Moore do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as exhibits to the registration statement of which this prospectus is a part.

2016 Omnibus Incentive Plan

The Board adopted the 2016 Omnibus Incentive Plan (the 2016 Incentive Plan), effective as of the Effective Date, under which an aggregate of 22,500,000 shares of our common stock were reserved for issuance as equity-based awards to our non-employee directors, employees, and certain other persons. The Board or any committee duly authorized by the Board (the Committee) will administer the 2016 Incentive Plan and has broad authority under the 2016 Incentive Plan to, among other things: (a) select participants, (b) determine the types of awards that participants are to receive and the number of shares that are to be subject to such awards and (c) establish the terms and conditions of awards, including the price (if any) to be paid for the shares of the award. The types of awards that may be granted under the 2016 Incentive Plan include stock options, RSUs, restricted stock, performance awards and other forms of awards granted or denominated in shares of Vistra Energy Corp. common stock, as well as certain cash-based awards.

If any stock option or other stock-based award granted under the 2016 Incentive Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares of Vistra Energy Corp. common stock underlying any unexercised award shall again be available for the purpose of awards under the 2016 Incentive Plan. If any shares of restricted stock, performance awards or other stock-based awards denominated in shares of Vistra Energy Corp. common stock awarded under the 2016 Incentive Plan are forfeited for any reason, the number of forfeited shares shall again be available for purposes of awards under the 2016 Incentive Plan. Any award under the 2016 Incentive Plan settled in cash shall not be counted against the maximum share limitation.

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2016 Incentive Plan and any outstanding awards, as well as the exercise or purchase price of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the Vistra Energy Corp. stockholders.

Principal and Selling Stockholders

The following table contains information about the estimated beneficial ownership of our common stock for:

•	each stockholder known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of the Named Executive Officers set forth above;

•	all directors and executive officers as a group; and

•	each of the selling stockholders.

The number of shares and percentage of ownership indicated in the following table is based on the 427,580,232 shares of Vistra Energy Corp. common stock outstanding as of December 15, 2016. Unless set forth in this section or under “Certain Relationships and Related Party Transactions,” to our knowledge, none of the selling stockholders have, or within the past three years have had, any material relationship with us or with any of our predecessors or affiliates.

Information with respect to beneficial ownership has been furnished by each director, officer, beneficial owner of more than 5% of our common stock and selling stockholder. Beneficial ownership is determined in accordance with the rules of the Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address	Number of Shares of Common Stock Beneficially Owned	Maximum Number of Shares of Common Stock That May Be Offered for Resale by this Prospectus	Percentage of Shares of Common Stock Beneficially Owned
			Before Any Offering	If Maximum Number of Shares Offered are Sold

All directors and current executive officers as a group ( persons)

*	Represents less than 1%

Certain Relationships and Related Party Transactions

In connection with Emergence, we entered into agreements with certain of our affiliates and with parties who received shares of our common stock and TRA Rights in exchange for their claims. We have filed copies of the agreements described in this section as exhibits to the registration statement of which this prospectus is a part. The actual terms of the agreements summarized below are more detailed than the general summary information provided below. Therefore, please carefully consider the actual provisions of these agreements in connection with your decision to invest in our common stock.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, we entered into a Registration Rights Agreement (the Registration Rights Agreement) with the selling stockholders named herein providing for registration of the resale of the Vistra Energy Corp. common stock held by such selling stockholders.

The registration statement of which this prospectus forms a part was filed pursuant to the Registration Rights Agreement. Among other things, under the terms of the Registration Rights Agreement:

•	we will be required to use reasonable best efforts to convert the registration statement of which this prospectus forms a part into a registration statement on Form S-3 as soon as reasonably practicable after we become eligible to do so and to have such Form S-3 declared effective as promptly as practicable (but in no event more than 30 days after it is filed with the Commission);

•	if we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities, we will be required to use our reasonable best efforts to offer the other parties to the Registration Rights Agreement the opportunity to register all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement; and

•	the selling stockholders received the right, subject to certain conditions and exceptions, to request that we file registration statements or amend or supplement this prospectus (in each case subject to certain limitations on the number of registration statements and the minimum number of shares covered thereby), with the Commission for an underwritten offering of all or part of their respective shares of Vistra Energy Corp. common stock (a Demand Registration), and the Company is required to cause any such registration statement or amendment or supplement hereof (a) to be filed with the Commission promptly and, in any event, on or before the date that is 45 days, in the case of a registration statement on Form S-1, or 30 days, in the case of a registration statement on Form S-3, after we receive the written request from the relevant selling stockholders to effectuate the Demand Registration and (b) to become effective as promptly as reasonably practicable and in any event no later than 120 days after it is initially filed.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the selling stockholders, will be paid by us.

In addition to the foregoing rights regarding the registration of Vistra Energy Corp. common stock, the Registration Rights Agreement provides certain rights to the holders of the TRA Rights under the Tax Receivable Agreement described below regarding the registration of such TRA Rights. The TRA Rights are not being registered by the registration statement of which this prospectus forms a part, but the TRA Rights may be registered at the option of certain holders.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by New York law.

Further details concerning the terms of the Registration Rights Agreement may be obtained by reviewing the Registration Rights Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Stockholder’s Agreements

Pursuant to the Plan, on the Effective Date, we entered into three separate Stockholder’s Agreements with affiliates of each of Apollo Management Holdings L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. and Oaktree Capital Management, L.P. Pursuant to each Stockholder’s Agreement, subject to the proper exercise of fiduciary duties of the Board, the applicable stockholder will, until the occurrence of a Termination Event (as defined below), be entitled to designate one person for nomination for election to the Board as a Class III director at (a) any meeting of our stockholders at which Class III directors are elected or (b) if our Charter no longer provides for the division of directors into three classes, any meeting of our stockholders at which directors are to be elected. Prior to the occurrence of a Termination Event, if a vacancy occurs because of the death, disability, disqualification, resignation or removal of the director nominee of an applicable stockholder, subject to the proper exercise of the fiduciary duties of the Board, the applicable stockholder will be entitled to designate such person’s successor.

For purposes of this section, a Termination Event means that such stockholder, together with its affiliates and investment funds, funds or accounts that are advised, managed or controlled by such stockholder or its affiliates (other than the Company or any entity that is controlled by the Company), ceases to beneficially own, in the aggregate, for a period of 20 consecutive trading days, at least 22,500,000 shares of common stock of Vistra Energy Corp. that were owned by such stockholder on the date of the applicable Stockholder’s Agreement. The rights of each stockholder under its applicable Stockholder’s Agreement will terminate automatically upon a Termination Event.

Further details concerning the terms of the Stockholder’s Agreements may be obtained by reviewing the Stockholder’s Agreements, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Tax Receivable Agreement

On the Effective Date, we entered into a tax receivable agreement (the Tax Receivable Agreement) with a transfer agent on behalf of certain former first lien creditors of TCEH. The Tax Receivable Agreement generally provides for the payment by us to holders of TRA Rights of 85% of the amount of cash savings, if any, in United States federal, state and local income tax that we realize in periods after Emergence as a result of (a) certain transactions consummated pursuant to the Plan (including any step-up in tax basis in our assets resulting from the PrefCo Preferred Stock Sale), (b) the tax basis of all assets acquired in connection with the Lamar and Forney Acquisition in April 2016 and (c) tax benefits related to imputed interest deemed to be paid by us as a result of payments under the Tax Receivable Agreement, plus interest accruing from the due date of the applicable tax return.

Pursuant to the Tax Receivable Agreement, we issued the TRA Rights to our Predecessor to be held in escrow for the benefit of the first lien secured creditors of our Predecessor entitled to receive such TRA Rights under the Plan. Such TRA Rights are subject to various transfer restrictions described in the Tax Receivable Agreement and are entitled to certain registration rights more fully described in the Registration Rights Agreement. The TRA Rights are not being registered by the registration statement of which this prospectus forms a part.

Further details concerning the terms of the Tax Receivable Agreement may be obtained by reviewing the Tax Receivable Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of loss carryovers and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

The payments we will be required to make under the Tax Receivable Agreement could be substantial. Future transactions or events could change the timing and/or amount of the actual tax benefits realized and the corresponding Tax Receivable Agreement payments from these tax attributes.

In addition, although we are not aware of any issue that would cause the IRS to challenge the tax benefits that are the subject of the Tax Receivable Agreement, recipients of the payments under the Tax Receivable Agreement will not be required to reimburse us for any payments previously made if such tax benefits are subsequently disallowed. As a result, in such circumstances, Vistra Energy Corp. could make payments under the Tax Receivable Agreement that are greater than its actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

In addition, because Vistra Energy Corp. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of its subsidiaries to make distributions to it. Vistra Energy’s future debt agreements may restrict the ability of its subsidiaries to make distributions to it, which could affect its ability to make payments under the Tax Receivable Agreement. To the extent that Vistra Energy Corp. is unable to make payments under the Tax Receivable Agreement because of restriction under its debt agreements, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

Finally, the Tax Receivable Agreement provides that, in the event that Vistra Energy Corp. breaches any of its material obligations under the Tax Receivable Agreement, or upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, the transfer agent under the Tax Receivable Agreement may treat such event as an early termination of the Tax Receivable Agreement, in which case Vistra Energy Corp. would be required to make an immediate payment to the holder of the TRA Rights equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits based on certain assumptions. As a result, upon such a breach or change of control, Vistra Energy Corp. could be required to make a lump-sum payment under the Tax Receivable Agreement that is greater than the specified percentage of its actual cash tax savings and could have a substantial negative impact on our liquidity.

Tax Matters Agreement

On the Effective Date, we entered into a Tax Matters Agreement (the Tax Matters Agreement), with EFH Corp., EFIH, EFIH Finance Inc. and EFH Merger Co. LLC, whereby the parties have agreed to take certain actions and refrain from taking certain actions in order to preserve the intended tax treatment of the Spin-Off and to indemnify the other parties to the extent a breach of such agreement results in additional taxes to the other parties.

Among other things, the Tax Matters Agreement allocates the responsibility for taxes for periods prior to the Spin-Off between EFH Corp. and us. For periods prior to the Spin-Off, (a) Vistra Energy is generally required to reimburse EFH Corp. with respect to any taxes paid by EFH Corp. that are attributable to us and (b) EFH Corp. is generally required to reimburse us with respect to any taxes paid by us that are attributable to EFH Corp.

We are also required to indemnify EFH Corp. against taxes, under certain circumstance, if the IRS or another taxing authority successfully challenges the amount of gain relating to the PrefCo Preferred Stock Sale or the amount or allowance of EFH Corp.’s net operating loss deductions.

Subject to certain exceptions, the Tax Matters Agreement prohibits us from taking certain actions that could reasonably be expected to undermine the intended tax treatment of the Spin-Off or to jeopardize the conclusions of the private letter ruling we obtained from the IRS or opinions of counsel received by us or EFH Corp., in each case, in connection with the Spin-Off. Certain of these restrictions apply for two years after the Spin-Off and are described above under “Risk Factors — Risks Related to Our Structure and Ownership of Our Common Stock.”

Under the Tax Matters Agreement, we may engage in an otherwise restricted action if (a) we obtain written consent from EFH Corp., (b) such action or transaction is described in or otherwise consistent with the facts in the private letter ruling we obtained from the IRS in connection with the Spin-Off, (c) we obtain a supplemental private letter ruling from the IRS, or (d) we obtain an unqualified opinion of a nationally recognized law or accounting firm that is reasonably acceptable to EFH Corp. that the action will not affect the intended tax treatment of the Spin-Off.

Further details concerning the terms of the Tax Matters Agreement may be obtained by reviewing the Tax Matters Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Separation Agreement

Pursuant to the Plan, on the Effective Date, EFH Corp., Vistra Energy Corp. and Vistra Operations entered into a Separation Agreement (the Separation Agreement). Under the key terms of the Separation Agreement, on the Effective Date, EFH Corp. and certain other Debtors (including EFCH and TCEH) transferred to Vistra Energy Corp. certain assets and liabilities related to the TCEH Debtors’ operations, including certain employee benefit plans specifically identified in the Separation Agreement, which Vistra Energy Corp., in turn, transferred to Vistra Operations. Pursuant to the Separation Agreement, Vistra Operations accepted, assumed and agreed to faithfully perform, discharge and fulfill certain assumed liabilities. The Contribution was effected pursuant to the side-by-side operation of the Separation Agreement and the Plan. For additional information regarding the Contribution, see “The Reorganization and Emergence.”

Further details concerning the terms of the Separation Agreement may be obtained by reviewing the Separation Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Transition Services Agreement

On the Effective Date and pursuant to the Plan, EFH Corp. and Vistra Operations entered into a Transition Services Agreement (the Transition Services Agreement). Pursuant to the Transition Services Agreement, among other things:

•	Vistra Operations will provide certain services to EFH Corp., including business service administration, accounting, corporate secretary, tax, human resources, information technology, internal audit and Sarbanes-Oxley Act compliance, physical facilities and corporate security, treasury and legal services, (collectively, the Transition Services) until the earlier of (a) 12 months from the effective date for tax services and 6 months from the Effective Date for all other Transition Services and (b) the termination of all Transition Services, whether by EFH Corp. upon at least 30 days’ prior written notice to Vistra Operations, mutual written consent of EFH Corp. and Vistra Operations or any other termination action permitted by the Transition Services Agreement; and

•	EFH Corp. will pay Vistra Operations all reasonable and documented fees, costs and expenses (including employee-related, overhead and general and administrative expenses) incurred by Vistra Operations related directly to the Transition Services.

Further details concerning the terms of the Transition Services Agreement may be obtained by reviewing the Transition Services Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Split Participant Agreement

On the Effective Date, pursuant to the Plan, and following the effectiveness of the Separation Agreement, Vistra Operations and Oncor entered into an Amended and Restated Split Participant Agreement (the Split Participant Agreement). Pursuant to the Split Participant Agreement, among other things, Oncor agreed to provide certain post-retirement welfare and life insurance benefits, and Vistra Operations agreed to provide certain pension benefits (as identified on Schedules I, II and III, as applicable, to the Split Participant Agreement) to certain current and future retirees of EFH Corp., Vistra Operations and Oncor (or one of their direct or indirect subsidiaries) whose employment included service that has been allocated to both (a) Oncor (or one of its predecessor regulated electric transmission and distribution utility businesses) and (b) EFH Corp. (or one of its direct or indirect subsidiaries that is not a regulated electric transmission and distribution utility).

Further details concerning the terms of the Split Participant Agreement may be obtained by reviewing the Split Participant Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Review and Approval of Related Party Transactions

The Audit Committee will review and approve transactions with our directors, officers, holders of more than 5% of our voting securities or affiliates of any of the foregoing. Prior to approving any transaction with any such related party, the Audit Committee will consider the material facts as to the related party’s relationship with us and interest in the transaction. Related party transactions will not be approved unless the Audit Committee has approved the transaction. We did not have a formal review and approval policy for related party transactions at the time of any transaction described above.

Description of Indebtedness

Credit Facilities

General

As of the Effective Date, the Vistra Operations Credit Facilities initially consisted of (i) a senior secured first lien revolving credit facility in an aggregate principal amount of $750 million, with a maturity date of August 4, 2021, including a $500 million letter of credit sub-facility, which we refer to as the Initial Revolving Credit Facility, (ii) a senior secured term loan B facility in an aggregate principal amount of $2.85 billion, with a maturity date of August 4, 2023, which we refer to as the Initial Term Loan B Facility, and (iii) a senior secured term loan C facility in an aggregate principal amount of $650 million, with a maturity date of August 4, 2023, which we refer to as the Term Loan C Facility.

On December 14, 2016, Vistra Operations obtained (i) $1 billion aggregate principal amount of incremental term loans, which we refer to as the 2016 Incremental Term Loans, and together with the Initial Term Loan B Facility, the Term Loan B Facility, and (ii) $110 million of incremental revolving credit commitments, which we refer to as the 2016 Incremental Revolving Credit Commitments, and together with the Initial Revolving Credit Facility, the Revolving Credit Facility. In addition, Vistra Operations increased the aggregate amount of letters of credit available under the Revolving Credit Facility from $500 million to $600 million. We refer to the Term Loan B Facility and the Term Loan C Facility as the Term Loan Facilities and to the Revolving Credit Facility and the Term Loan Facilities as the Vistra Operations Credit Facilities.

The 2016 Incremental Revolving Credit Commitments are part of the same class as the $750 million Initial Revolving Credit Facility and are subject to the same terms, including the maturity date. The 2016 Incremental Term Loans, which are part of a separate class from the $2.85 billion Initial Term Loan B Facility, have a maturity date of December 14, 2023 and are subject to the same terms as the Initial Term Loan B Facility, other than the interest rates and prepayment premium described below.

Proceeds from borrowings of $2.85 billion under the Initial Term Loan B Facility were used to refinance the TCEH DIP Roll Facilities and to pay certain claims and administrative expenses in connection with Emergence. Proceeds from borrowings of $650 million under the Term Loan C Facility were used to secure funded letters of credit. Proceeds from the 2016 Incremental Term Loans will be used to make the 2016 Special Dividend. Borrowings under the Revolving Credit Facility are available for, without limitation, working capital, capital expenditures and general business purposes. All borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

As of December 15, 2016, after giving effect to the borrowing of the 2016 Incremental Term Loans, $0, $3.85 billion and $650 million of loans were outstanding under the Revolving Credit Facility, the Term Loan B Facility and the Term Loan C Facility, respectively. In addition, Vistra Operations may request one or more incremental term loan and/or increase commitments under the Revolving Credit Facility in an aggregate amount of up to the sum of (1) the greater of (x) $1.0 billion and (y) an amount equal to 60.0% of Consolidated EBITDA (as defined in the credit agreement), plus (2) certain voluntary prepayments of term loans and commitment reductions of the revolving credit facility commitments, plus (3) an unlimited amount so long as, (x) in the case of indebtedness under additional credit facilities that rank pari passu with the liens on the collateral securing the Vistra Operations Credit Facilities, the pro forma consolidated first lien net leverage ratio would be no greater than 3.00 to 1.00, (y) in the case of indebtedness under additional credit facilities that rank junior to the liens on the collateral securing the Vistra Operations Credit Facilities, the pro forma consolidated secured net leverage ratio would be no greater than 4.00 to 1.00, and (z) in the case of unsecured indebtedness or indebtedness secured only by liens on assets that do not constitute collateral, the pro forma consolidated total net leverage ratio would be no greater than 4.50 to 1.00, subject to certain conditions and receipt of commitments by existing or additional lenders.

Interest Rate and Fees

Borrowings under the Revolving Credit Facility bear interest at a rate equal to, at our option, either LIBOR plus an applicable margin of 3.25% or a base rate plus an applicable margin of 2.25%.

Borrowings under the Initial Term Loan B Facility and the Term Loan C Facility bear interest at a rate equal to, at our option, either LIBOR (subject to a LIBOR floor of 1.00%) plus an applicable margin of 4.00% or a base rate plus an applicable margin of 3.00%.

The 2016 Incremental Term Loans bear interest at a rate equal to, at our option, either LIBOR (subject to a LIBOR floor of .75%) plus an applicable margin of 3.25% or a base rate plus an applicable margin of 2.25%.

In addition to paying interest on outstanding loans under the Vistra Operations Credit Facilities, we are required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The applicable commitment fee under the Revolving Credit Facility is subject to a step-down based on meeting a leverage ratio. We also pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit plus such letter of credit issuer’s customary documentary and processing fees and charges and a fronting fee on the daily stated amount of each letter of credit.

Amortization and Prepayments

We are required to make scheduled quarterly payments on the Term Loan B Facility in annual amounts equal to 1.0% of the original principal amount of the Term Loan B Facility for six years and three quarters, with the balance paid at maturity.

In addition, we are required to prepay outstanding loans under the Term Loan Facilities, subject to certain exceptions, with:

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the Vistra Operations Credit Facilities; and

•	100% of the net cash proceeds of all non-ordinary course asset sales, other dispositions of property or certain casualty events, in each case subject to certain exceptions and provided that we may reinvest those proceeds in assets to be used in its business or in certain other permitted investments.

We may make voluntary prepayments of outstanding loans under the Term Loan Facilities and the Revolving Credit Facility and voluntary reductions of the unutilized portion of the commitments under the Revolving Credit Facility without penalty, subject to customary “breakage” costs with respect to LIBOR loans.

Term loans under the Initial Term Loan B Facility and the Term Loan C Facility are prepayable at any time without premium or penalty; provided that there will be a 1.00% prepayment premium in connection with any repricing of such term loans that reduces the interest rate prior to February 4, 2017. The 2016 Incremental Term Loans are prepayable at any time without premium or penalty, provided that there will be a 1.00% prepayment premium in connection with any repricing of such term loans that reduces the interest rate prior to June 14, 2017.

Collateral and Guarantees

Vistra Operations’ obligations under the Vistra Operations Credit Facilities are unconditionally and irrevocably guaranteed by Vistra Intermediate Company LLC and each of Vistra Operations’ existing and future direct and indirect material wholly-owned domestic subsidiaries. Additionally, Vistra Operations’ obligations under the Vistra Operations Credit Facilities are secured by a first-priority lien on substantially all tangible and intangible assets of Vistra Operations and each subsidiary guarantor and all of Vistra Operations’ capital stock and the capital stock of each subsidiary guarantor and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors (in each case subject to certain exceptions), pursuant to a collateral trust agreement, by and among Vistra Operations, the other grantors party thereto, the Railroad Commission of Texas, Deutsche Bank AG New York Branch and Delaware Trust Company, as collateral trustee.

Restrictive Covenants and Other Matters

The Revolving Credit Facility requires that we, subject to a testing threshold, comply on a quarterly basis with a maximum consolidated first lien net leverage ratio of 4.25 to 1.00. The testing threshold will be satisfied at any time at which the sum of outstanding revolving credit facility loans and revolving letters of credit (excluding up to $100 million of undrawn revolving letters of credit and cash collateralized or backstopped letters of credit) exceeds 30% of the outstanding commitments under the Revolving Credit Facility at such time.

The Vistra Operations Credit Facilities contain restrictive covenants that limit Vistra Operations’ ability and the ability of its restricted subsidiaries to, among other things, (i) incur additional indebtedness or issue certain preferred shares, (ii) make certain investments, loans, and advances (including acquisitions), (iii) consolidate, merge, sell or otherwise dispose of all or any part of its assets, (iv) pay dividends or make distributions or other restricted payments, (v) create liens on certain assets, (vi) sell assets, (vii) enter into certain transactions with affiliates, (viii) enter into sale-leaseback transactions, (ix) restrict dividends from our subsidiaries or restrict liens, and (x) modify the terms of certain debt agreements. Each of these covenants is subject to customary or agreed-upon exceptions, baskets and thresholds.

The Vistra Operations Credit Facilities also contain certain other customary affirmative covenants, including requirements to provide financial and other information to agents and to not change our lines of business, and events of default, including events of default resulting from non-payment of any principal, interest or fees, material breaches of representations and warranties, failure to comply with the consolidated first lien net leverage ratio covenant solely with respect to the Revolving Credit Facility, defaults under other agreements and instruments and the entry of a final judgment exceeding $300 million against Vistra Operations and its restricted subsidiaries, each subject to customary exceptions, baskets and thresholds (including equity cure provisions) set forth in the agreement.

Description of Capital Stock

The following description of the material terms of the capital stock of Vistra Energy Corp. includes a summary of specified provisions included in Vistra Energy Corp.’s certificate of incorporation (Charter) and bylaws (Bylaws). This description also summarizes relevant provisions of the Delaware General Corporation Law (DGCL). The terms of our Charter and Bylaws will be, and the terms of the DGCL are, more detailed than the general information provided below. Accordingly, the more general information provided below is subject to, and qualified in its entirety by reference to, the actual provisions of these documents and the DGCL.

Authorized Capital Stock

We have the authority to issue a total of 1,900,000,000 shares of capital stock, consisting of:

•	1,800,000,000 shares of our common stock, par value $.01 per share; and

•	100,000,000 shares of our preferred stock, par value $.01 per share.

Outstanding Capital Stock

As of December 15, 2016, 427,580,232 shares of our common stock were issued and outstanding and owned by 357 holders of record, and no shares of our preferred stock were issued and outstanding.

Options

The Board adopted the 2016 Omnibus Incentive Plan (the 2016 Incentive Plan), effective as of the Effective Date, under which an aggregate of 22,500,000 shares of our common stock were reserved for issuance as equity based awards to our non-employee directors, employees and certain other persons. The types of awards that may be granted under the 2016 Incentive Plan include stock options, restricted stock units (RSUs), restricted stock, performance awards and other forms of awards granted or denominated in shares of our common stock, among others. For additional information regarding the 2016 Incentive Plan, see “Management — Compensation of Directors and Officers — Director Compensation.”

Pursuant to the 2016 Incentive Plan, in accordance with the Morgan Agreement, the Burke Agreement, the Moore Agreement and the Holden Agreement, we have issued to four of our executive officers an aggregate of 398,432 RSUs and employee stock options to purchase approximately $1.355 million shares of our common stock at a weighted average exercise price of $15.95 per share. These options may be exercised after a four year graded vesting period and will expire on the tenth anniversary of the grant date thereof. For additional information regarding these outstanding equity grants, see “Management — Compensation of Directors and Officers — Executive Compensation.”

Rights and Preferences of Vistra Energy Corp. Capital Stock

Common Stock

Voting Rights

All shares of our common stock have identical rights and privileges. The holders of shares of our common stock are entitled to vote on all matters submitted to a vote of our stockholders, including the election of directors. On all matters to be voted on by holders of shares of our common stock, the holders will be entitled to one vote for each share of our common stock held of record, and will have no cumulative voting rights.

Dividend Rights

Subject to limitations under applicable Delaware law, preferences that may apply to any outstanding shares of our preferred stock and contractual restrictions, holders of our common stock are entitled to receive dividends or other distributions ratably, when, as and if declared by the Board. The ability of the Board to declare dividends with respect to our common stock, however, will be subject such limitations, preferences and restrictions and the availability of sufficient funds under the DGCL to pay such dividends.

Rights upon Liquidation

In the event of a liquidation, dissolution or winding up of Vistra Energy Corp., after the payment in full of all amounts owed to our creditors and holders of any outstanding shares of our preferred stock, the remaining assets of Vistra Energy Corp. will be distributed ratably to the holders of shares of our common stock. The rights, preferences and privileges of holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any class or series of preferred stock which the Board may designate and issue in the future without stockholder approval.

Other Rights

Holders of shares of our common stock do not have pre-emptive, subscription, redemption or conversion rights.

Blank Check Preferred Stock

Subject to limitations under applicable Delaware law, the Board is authorized to issue, from time to time and without stockholder approval, up to an aggregate of 100,000,000 shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such class or series, including the dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any class or series. The issuance of preferred stock with voting and conversion rights would also adversely affect the voting power of the holders of shares of our common stock, including the potential loss of voting control to others.

Stockholder Meetings

Our Charter and Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Board. Our Charter and Bylaws provide that, except as otherwise required by applicable law or the terms of any class or series of preferred stock issued in the future, special meetings of the stockholders may be called by (a) the Board at any time or (b) by the Chairman of the Board or the Secretary of Vistra Energy Corp. upon the written request or requests of one or more stockholders of record holding a majority of the voting power of the then-outstanding shares of our capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting and complying with the notice procedures set forth in our Bylaws. Unless otherwise provided by the terms of any class or series of preferred stock issued in the future, our stockholders have no authority to act by written consent. To the extent permitted under the DGCL, we may conduct stockholder meetings by remote communications.

Stockholder Right to Designate Directors

Pursuant to each Stockholder’s Agreement, subject to the proper exercise of fiduciary duties of the Board, the applicable stockholder will, until the occurrence of a Termination Event (as defined in “Certain Relationships and Related Party Transactions”), be entitled to designate one person for nomination for election to the Board as a Class III director at (i) any meeting of our stockholders at which Class III directors are elected or (ii) if our Charter no longer provides for the division of directors into three classes, any meeting of our stockholders at which directors are to be elected. Prior to the occurrence of a Termination Event, if a vacancy occurs because of the death, disability, disqualification, resignation or removal of the director nominee of an applicable stockholder, subject to the proper exercise of the fiduciary duties of the Board, the applicable stockholder will be entitled to designate such person’s successor.

Anti-takeover Effects of Provisions In Our Charter and Bylaws

Our Charter and Bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Vistra Energy Corp. In addition, provisions of our Charter and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares of our common stock held by our stockholders.

Staggered Board

Our Charter provides for three classes of directors, each of which is to be elected on a staggered basis for a term of three years. Our Charter and Bylaws provide that the Board consists of such number of directors as is determined from time to time by the vote of a majority of the total number of directors then authorized. Please see “Management — Directors and Officers” for a more detailed description of the composition of our initial Board.

No Written Consent of Stockholders

Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

Except as required by the DGCL or the terms of any class or series of preferred stock issued in the future, special meetings of our stockholders may be called only by (a) the Board at any time or (b) the Chairman of the Board or the Secretary of Vistra Energy Corp. upon written request of one or more stockholders of record holding a majority of the voting power of the then-outstanding shares of our capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting and complying with the notice procedures set forth in our Bylaws.

Advance Notice Requirement

Stockholders must provide timely notice when seeking to:

•	bring business before an annual meeting of stockholders;

•	bring business before a special meeting of stockholders (if contemplated and permitted by the notice of a special meeting); or

•	nominate candidates for election to the Board at an annual meeting of stockholders or at a special meeting of stockholders called for the purpose of electing one or more directors to the Board.

To be timely, a stockholders notice generally must be received by the Secretary of Vistra Energy Corp. at our principal executive offices:

•	in the case of an annual meeting:

•	not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the immediately preceding year’s annual meeting, or

•	if the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting and the 10th day following the day on which the first public announcement of the date of the annual meeting is made by Vistra Energy Corp; or

•	in the case of a special meeting, not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the special meeting and the 10th day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the Board.

Our Charter and Bylaws also specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before or proposing director nominees to an annual meeting or a special meeting of stockholders.

Issuance of Blank Check preferred stock

The Board is authorized to issue, without further action by the stockholders, up to 100,000,000 shares of preferred stock with rights and preferences designated from time to time by the Board as described above under “Rights and Preferences of Vistra Energy Corp. Capital Stock — Blank Check preferred stock.” The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or discourage an attempt to obtain control of Vistra Energy Corp. by means of a merger, tender offer, proxy contest or otherwise.

Removal of Directors

Our Charter and Bylaws provide that directors may only be removed for cause and only upon the affirmative vote of a majority of the voting power of the capital stock outstanding and entitled to vote thereon.

Section 203 of the DGCL

In our Charter, we have elected not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are currently not subject to any anti-takeover effects of Section 203, although no assurance can be given that we will not elect to be governed by Section 203 of the DGCL in the future.

Amendment of Bylaws and Charter

The approval of a 66 2/3% super-majority of the voting power of the then outstanding shares of our capital stock entitled to vote will be required to amend certain provisions of our Bylaws or to amend certain provisions of our Charter, including provisions relating to indemnification and exculpation of directors and officers and provisions relating to amendment of our Bylaws and Charter by the Board. In addition, the Charter provides certain rights to the Principal Stockholders, relating to business opportunities, which are more fully described under “— Business Opportunities” below. Until the last to occur of (a) each Principal Stockholder and its respective Affiliates ceases to own at least 5% of our outstanding common stock or (b) no director is serving on the Board pursuant to the rights of the Principal Stockholders to nominate such directors in accordance with the Bylaws and each such Principal Stockholder’s Stockholder Agreement, the approval of an 80% super-majority of the voting power of the then outstanding shares of our capital stock entitled to vote will be required to amend the Charter in any manner inconsistent with these rights.

Business Opportunities

Our Charter provides that Apollo Management Holdings L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. and Oaktree Capital Management, L.P. and their respective affiliates, to the fullest extend permitted by law, have no duty to refrain from engaging in the same or similar business activities or lines of business in which Vistra Energy Corp. or any of our affiliates now engage or propose to engage or otherwise competing with Vistra Energy Corp. or any of our affiliates. To the fullest extent permitted by applicable law, we have renounced any interest or expectancy in, or the right to be offered an opportunity to participate in, any business opportunity which may be a business opportunity of one of such stockholders. We have not, however, renounced any interest in any business opportunity offered to any director or officer of Vistra Energy Corp. if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Vistra Energy Corp.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of                 , which will apply so long as our common stock remains listed on                 , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital and for corporate acquisitions.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of Vistra Energy Corp. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of shares of our capital stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our Charter provides that unless Vistra Energy Corp. consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, any state court located in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for any stockholder (including any beneficial owner) to bring any claim (a) based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity or (b) as to which the DGCL confers jurisdiction on the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of, and consented to the forum provisions in, our Charter. The enforceability of similar forum provisions in other companies’ certificates of incorporation, however, has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of our directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions and conditions. Our Charter limits the liability of directors to the fullest extent permitted by the DGCL. Such section eliminates the personal liability of a director to Vistra Energy for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to

Vistra energy or our stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, our Bylaws and separate indemnification agreements provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL. Under our Bylaws, Vistra Energy Corp. agrees that it is the indemnitor of first resort to provide advancement of expenses or indemnification to directors and officers.

The limitation of liability and indemnification provisions included in our Charter and Bylaws and separate indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

We have applied to list the shares of our common stock on the          under the symbol “          .”

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is an individual, corporation, estate or trust and that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the United States or any state or the District of Columbia;

•	a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons (as defined for U.S. federal income tax purposes) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

An individual who is not a citizen of the United States may, subject to certain restrictions and limitations contained in any applicable income tax treaties, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediate preceding calendar year and one sixth of the days present in the second preceding calendar year). U.S. residents are generally taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, if you are treated as a partner of a partnership that holds our common stock you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

This discussion assumes that a non-U.S. holder will hold our common stock that may be resold pursuant to this prospectus as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal taxation (including alternative minimum, gift and estate tax) or any other U.S. federal tax laws, including Medicare taxes imposed on net investment income or any aspects of state, local or non-U.S. taxation. It does not consider any U.S. federal income tax considerations that may be relevant to non-U.S. holders that may be subject to special treatment under U.S. federal income tax laws, including, without limitation, U.S. expatriates, life insurance companies, tax-exempt or governmental organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, “passive foreign investment companies,” “controlled foreign corporations,” except as otherwise provided below, persons who at any time hold more than 5% of the fair market value of any class of our stock and investors that hold our common stock as part of a hedge, straddle or conversion transaction. Furthermore, the following discussion is based on current provisions of the Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

We urge each prospective investor to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions

We do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will first reduce a non-U.S. holder’s adjusted tax basis in the common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of the common stock (subject to the rules discussed below under “— Gain on Disposition of Common Stock”). Any such distributions will also be subject to the discussion below under the section entitled “Additional Withholding Tax Relating to Foreign Accounts.” We expect to have significant amounts of earnings and profits as of the date of this prospectus.

Any dividends (out of earnings and profits) paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by the non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for and manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number). To receive the benefit of a reduced treaty rate, a non-U.S. holder must generally provide us or our paying agent with a valid IRS Form W-8BEN-E, W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate and otherwise comply with all other applicable legal requirements (including periodically updating such forms).

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if provided by an applicable treaty, that are attributable to a U.S. permanent establishment of such non-U.S. holder) are exempt from such U.S. withholding tax (provided that the non-U.S. holder complies with certain certification and disclosure requirements). Non-U.S. holders should consult their tax advisors regarding their entitlement to the exemption from withholding on dividends effectively connected with such holder’s U.S. trade or business and the requirements for and manner of claiming the benefits of such exemption. To obtain this exemption, the non-U.S. holder must generally provide us or our paying agent with a valid IRS Form W-8ECI properly certifying such exemption and otherwise comply with all other applicable legal requirements (including, without limitation, periodically updating such form). Such effectively connected dividends, although not subject to withholding tax, will be subject to U.S. federal income tax on a net income basis at the same graduated rates generally applicable to U.S. persons, subject to any applicable tax treaty providing otherwise. In addition to the income tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

A non-U.S. holder of our common stock may obtain a refund of any excess amounts withheld if the non-U.S. holder is eligible for a reduced rate of U.S. withholding tax and an appropriate claim for refund is timely filed with the IRS.

A non-U.S. holder that is a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and of FATCA, below, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation (a USRPHC) within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be recognized in an amount equal to the excess of the amount of cash and the fair market value of any other property received for the common stock over the non-U.S. holder’s basis in the common stock. Such gain or loss will be generally subject to U.S. federal income tax on a net income basis at the same graduated rates generally applicable to U.S. persons. In the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain described in the second bullet point above (which may be offset by U.S. source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses) will be subject to a flat 30% U.S. federal income tax (or such lower rate as may be specified by an applicable tax treaty).

With respect to the third bullet point above, we believe we are not, and will not become for the foreseeable future, a USRPHC. If we are so classified, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if such class of stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and such non-U.S. holder does not own, actually or constructively, more than 5% of such class of our stock at any time during the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for our common stock. We expect our common stock to be regularly traded on an established securities market. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person and would have to file a U.S. income tax return reporting such gain or loss (and a purchaser of such non-U.S. holder’s stock may be required to withhold from the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our stock).

Non-U.S. holders should consult a tax advisor regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required or was otherwise reduced or eliminated. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Payment of the proceeds of a sale of our common stock within the United States or through certain U.S. financial intermediaries is also subject to information reporting, and depending on the circumstances may be subject to backup withholding unless the non-U.S. holder, certifies that it is a non-U.S. holder or furnishes an IRS Form W-8.

Payments of dividends to a non-U.S. holder may be subject to backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person that is not an exempt recipient.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds from a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but generally not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; (iv) a foreign partnership with certain U.S. connections; or (v) a U.S. branch of a foreign bank or foreign insurance company or a “territory financial institution” (as specially defined) in each case meeting certain requirements, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of, and procedures for, obtaining an exemption from backup withholding.

Additional Withholding Tax Relating to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated thereunder and other official guidance (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless those entities comply with certain requirements under the Code and applicable U.S. Treasury regulations, which requirements may be modified by an “intergovernmental agreement” entered into between the United States and an applicable foreign country. Future Treasury Regulations or other official guidance may modify these requirements.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock and the IRS has announced that withholding will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

The foregoing discussion is only a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of the acquisition, ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income tax treaty.

Shares Eligible for Future Sales

Future issuances or sales of substantial amounts of our common stock in the public market, or the perception that such issuances or resales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future issuances or resales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. See “Risk Factors — No prior public trading market existed for our common stock prior to October 4, 2016, and an active trading market may not develop or be sustained following the registration of our common stock on                 , which may cause the market price of our common stock to decline significantly and make it difficult for investors to sell their shares in the future.”

As of December 15, 2016, we have a total of 427,580,232 shares of common stock issued and outstanding. The shares that may be resold pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares from time to time will be deemed restricted securities under the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144, which is summarized below.

We plan to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to our 2016 Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, subject to applicable vesting restrictions or lock-up restrictions and except for shares held by affiliates, shares to be registered under any such registration statement will be available for sale in the open market.

Issuance and Resales of Securities

We relied on Section 1145(a)(1) and (2) to exempt from the registration requirements of the Securities Act any future offer and resale of our common stock issued pursuant to the Plan. Section 1145(a)(1) exempts the offer and sale of securities under the Plan from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. The shares of our common stock issued pursuant to the Plan may be resold without registration unless the seller is an “underwriter” with respect to those shares. Section 1145(b)(1) defines an “underwriter” as any person who: purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest; offers to sell securities offered under the Plan for the holders of those securities; offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the Plan, the completion of the Plan, or with the offer or sale of securities under the Plan; or is an “affiliate” of the issuer. To the extent a person is deemed to be an “underwriter,” resales by such person would not be exempted by Section 1145 from registration under the Securities Act or other applicable law. Those persons would, however, be permitted to resell shares of our common stock without registration if they are able to comply with the provisions of Rule 144, as described further below.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a resale and who has beneficially owned the shares of common stock proposed to be resold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to resell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the current public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be resold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to resell those shares of common stock without complying with any of the requirements of Rule 144. In general, after acquiring beneficial ownership, under Rule 144, as currently in effect, our affiliates or persons reselling shares of our common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding and (b) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that resale. Resales under Rule 144 by our affiliates or persons reselling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Plan of Distribution

We are registering the resale of shares of our common stock covered by this prospectus by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds of any such resale of shares of our common stock. The aggregate proceeds to the selling stockholders from the resales of shares or our common stock will be the purchase price of the shares less any discounts and commissions.

The selling stockholders or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (some or all of whom may be selling stockholders), may sell some or all of the shares of common stock covered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at prices determined at the time of sale, or at prices otherwise negotiated. The selling stockholders may sell the shares by one or more of the following methods, without limitation:

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	crosses in which the same broker or dealer acts as an agent on both sides of the trades;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales, either directly or with a broker-dealer or affiliate thereof;

•	through the writing of options on the shares (including the issuance by the selling stockholder of derivative securities), whether or not the options are listed on an options exchange or otherwise;

•	through loans or pledges of the shares to a broker-dealer or an affiliate thereof;

•	by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our common stock;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	“at the market” to or through market makers or into an existing market for the securities;

•	by pledge to secure debts and other obligations (including obligations associated with derivatives transactions);

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	any combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

We do not know of any arrangements by the selling stockholders for the sale of any of these shares. Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter, dealer or agent, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including the number of shares being offered, the name or names of any underwriters, dealers or agents, any public offering price, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

For example, the selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals or as agents of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per security. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price, at prices determined at the time of sale, or at prices otherwise negotiated. Broker-dealers may use block transactions and sales to and through broker-dealers, including crosses and other transactions of the nature described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of shares offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for such selling stockholder’s shares will otherwise remain unchanged.

A selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales. A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into options or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also loan the shares offered hereby to a broker-dealer and the broker-dealer may sell the loaned shares pursuant to this prospectus.

A selling stockholder may enter into derivative transactions with third parties, or sell shares not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell shares covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third-party may use shares pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use shares received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third-party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus forms a part).

To the extent required under the Securities Act of 1933, as amended (the Securities Act), the names of the selling stockholders, aggregate amount of selling stockholders’ shares being offered and the terms of the offering, the names of any agents, dealers or underwriters and any applicable compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ shares for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions). Pursuant to a FINRA requirement, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the selling stockholders for the sale of any shares of common stock being offered by this prospectus and any applicable prospectus supplement.

The selling stockholders and any underwriters, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

The selling stockholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act of 1934, as amended (the Exchange Act) and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

The shares offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register resales of such shares under the Securities Act and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay certain expenses in connection with certain resales of the shares registered pursuant to the registration statement of which this prospectus is a part, including the fees and expenses of one counsel retained by the selling stockholders. In addition, we have agreed to indemnify in certain circumstances certain of the selling stockholders against certain liabilities, including liabilities under the Securities Act. Certain of the selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act. We have also agreed to pay substantially all of the expenses incidental to the registration of resales of shares of our common stock, including the payment of federal securities law and state “blue sky” registration fees but excluding underwriting discounts and commissions relating to the sale of common stock. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

We will not receive any proceeds from resales of any shares of our common stock under this prospectus by the selling stockholders.

We cannot assure you that the selling stockholders will sell all or any portion of the shares offered hereby. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Regulation D of the Securities Act may be sold under Rule 144 or Regulation D, as applicable, rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be resold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be resold unless it has been registered or qualified for resale or an exemption from registration or qualification is available and complied with.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Sidley Austin LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Texas Competitive Electric Holdings Company LLC, our Predecessor, as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs regarding bankruptcy, and our Predecessor’s ability to continue as a going concern). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to resales of the shares of our common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock that may be offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is subject to, and qualified in all respects by reference to, the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed with the registration statement may be inspected without charge at the public reference room maintained by the Commission, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained upon the payment of the fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. The Commission also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will be subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission.

We maintain a website at www.vistraenergy.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Commission. However, the reference to our web address does not constitute incorporation by reference of the information contained at such site.

INDEX TO FINANCIAL STATEMENTS AND

FINANCIAL STATEMENT SCHEDULES

2015 ANNUAL FINANCIAL STATEMENTS

GLOSSARY

When the following terms and abbreviations appear in the text of the 2015 Annual Financial Statements, they have the meanings indicated below.

ancillary services	Refers to services necessary to support the transmission of energy and maintain reliable operations for the entire transmission system. These services include monitoring and providing for various types of reserve generation to ensure adequate electricity supply and system reliability.

Chapter 11 Cases	Cases being heard in the US Bankruptcy Court for the District of Delaware (Bankruptcy Court) concerning voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code (Bankruptcy Code) filed on April 29, 2014 by the Debtors

CAIR	Clean Air Interstate Rule

CO2	carbon dioxide

CPNPC	Refers to Comanche Peak Nuclear Power Company LLC, which was formed for the purpose of developing two new nuclear generation units and obtaining a combined operating license from the NRC for the units

Consolidated EBITDA	Consolidated EBITDA means TCEH EBITDA adjusted to exclude noncash items, unusual items and other adjustments allowable under the agreement governing the DIP Facility. See the definition of EBITDA below. Consolidated EBITDA and EBITDA are not recognized terms under US GAAP and, thus, are non-GAAP financial measures. We are providing Consolidated EBITDA in this annual report solely because of the important role that Consolidated EBITDA plays in respect of covenants contained in the agreement governing the DIP Facility. We do not intend for Consolidated EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with US GAAP. Additionally, we do not intend for Consolidated EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as adequate assurance payments, interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, our presentation of Consolidated EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Confirmation Order	The Bankruptcy Court’s December 2015 order confirming the Plan of Reorganization

CSAPR	the final Cross-State Air Pollution Rule issued by the EPA in July 2011

DIP Facility	Refers to TCEH’s debtor-in-possession financing. See Note 11 to the Financial Statements.

Debtors	EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities

Disclosure Statement	Fifth Amended Disclosure Statement for the Debtors’ Fifth Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code approved by the Bankruptcy Court in September 2015

D.C. Circuit Court	US Court of Appeals for the District of Columbia Circuit

EBITDA	earnings (net income) before interest expense, income taxes, depreciation and amortization

EFCH	Energy Future Competitive Holdings Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of TCEH, and/or its subsidiaries, depending on context

EFH Acquisition	The acquisition of reorganized EFH Corp. financed by existing TCEH creditors and third-party investors as proposed in the Plan of Reorganization

EFH Corp.	Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context, whose major subsidiaries include TCEH and Oncor

EFIH	Energy Future Intermediate Holding Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

Federal and State Income Tax Allocation Agreement	EFH Corp. and certain of its subsidiaries (including EFCH, EFIH and TCEH, but not including Oncor Holdings and Oncor) are parties to a Federal and State Income Tax Allocation Agreement, executed on May 15, 2012 but effective as of January 1, 2010. See Note 6 to the Financial Statements.

Fifth Circuit Court	US Court of Appeals for the Fifth Circuit

GAAP	generally accepted accounting principles

GWh	gigawatt-hours

IRS	US Internal Revenue Service

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas. Forward wholesale electricity market price quotes in ERCOT are generally limited to two or three years; accordingly, forward market heat rates are generally limited to the same time period. Forecasted market heat rates for time periods for which market price quotes are not available are based on fundamental economic factors and forecasts, including electricity supply, demand growth, capital costs associated with new construction of generation supply, transmission development and other factors.

Merger	the transaction referred to in the Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp., which was completed on October 10, 2007

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc.

MW	megawatts

MWh	megawatt-hours

NOx	nitrogen oxide

NRC	US Nuclear Regulatory Commission

NYMEX	the New York Mercantile Exchange, a commodity derivatives exchange

Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities

Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, a direct, wholly owned subsidiary of EFIH and the direct majority owner of Oncor, and/or its subsidiaries, depending on context

Oncor Ring-Fenced Entities	Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	postretirement employee benefits other than pensions

Petition Date	April 29, 2014, the date the Debtors made the Bankruptcy Filing

Plan of Reorganization	Sixth Amended Joint Plan of Reorganization, as amended, Pursuant to Chapter 11 of the Bankruptcy Code confirmed by the Bankruptcy Court in December 2015, including the Plan Supplement

Plan Support Agreement	Third Amendment to the Amended and Restated Plan Support Agreement, entered into in December 2015, amending and restating the Plan Support Agreement approved by the Bankruptcy Court in September 2015

PUCT	Public Utility Commission of Texas

purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

RCT	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

S&P	Standard & Poor’s Ratings (a credit rating agency)

SEC	US Securities and Exchange Commission

SG&A	selling, general and administrative

Settlement Agreement	Amended and Restated Settlement Agreement among the Debtors, the Sponsor Group, settling TCEH first lien creditors, settling TCEH second lien creditors, settling TCEH unsecured creditors and the official committee of unsecured creditors of TCEH (collectively, the Settling Parties), filed by the Debtors with the Bankruptcy Court in December 2015. See Note 2 to the Financial Statements.

Settlement Agreement Order	The Bankruptcy Court’s December 2015 order approving the Settlement Agreement

SO2	sulfur dioxide

Sponsor Group	Refers, collectively, to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Holdings.

TCEH	Texas Competitive Electric Holdings Company LLC, a direct, wholly owned subsidiary of EFCH and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that are engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries include Luminant and TXU Energy

TCEH Debtors	EFCH, TCEH and the subsidiaries of TCEH that are Debtors in the Chapter 11 Cases

TCEH Demand Notes	Refers to certain loans from TCEH to EFH Corp. in the form of demand notes to finance EFH Corp. debt principal and interest payments and, until April 2011, other general corporate purposes of EFH Corp. that were guaranteed on a senior unsecured basis by EFCH and EFIH and were settled by EFH Corp. in January 2013.

TCEH Finance	TCEH Finance, Inc., a direct, wholly owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities

TCEH Senior Notes	Refers, collectively, to TCEH’s and TCEH Finance’s 10.25% Senior Notes and 10.25% Senior Notes, Series B (collectively, TCEH 10.25% Notes) and TCEH’s and TCEH Finance’s 10.50%/11.25% Senior Toggle Notes (TCEH Toggle Notes) with a total principal amount of $4.874 billion.

TCEH Senior Secured Facilities	Refers, collectively, to the TCEH First Lien Term Loan Facilities, TCEH First Lien Revolving Credit Facility and TCEH First Lien Letter of Credit Facility with a total principal amount of $22.616 billion.

TCEH Senior Secured Notes	TCEH’s and TCEH Finance’s $1.750 billion principal amount of 11.5% First Lien Senior Secured Notes

TCEH Senior Secured Second Lien Notes	Refers, collectively, to TCEH’s and TCEH Finance’s 15% Senior Secured Second Lien Notes and TCEH’s and TCEH Finance’s 15% Senior Secured Second Lien Notes, Series B with a total principal amount of $1.571 billion.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group, that owns substantially all of the common stock of EFH Corp.

Texas Transmission	Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor and is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group

TXU Energy	TXU Energy Retail Company LLC, a direct, wholly owned subsidiary of TCEH that is a REP in competitive areas of ERCOT and is engaged in the retail sale of electricity to residential and business customers

US	United States of America

VIE	variable interest entity

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Texas Competitive Electric Holdings Company LLC (Debtor-in-Possession)

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Texas Competitive Electric Holdings Company LLC (a subsidiary of Energy Future Holdings Corp.) and subsidiaries (Debtor-in-Possession) (“TCEH”) as of December 31, 2015 and 2014, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows and membership interests for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of TCEH’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Texas Competitive Electric Holdings Company LLC and subsidiaries (Debtor-in-Possession) as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on April 29, 2014 Energy Future Holdings Corp. and the substantial majority of its direct and indirect subsidiaries (including Texas Competitive Electric Holdings Company LLC), excluding Oncor Electric Delivery Holdings Company LLC and its subsidiaries, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) as to membership interest accounts, the effect of any changes that may be made in the capitalization of TCEH; or (4) as to operations, the effect of any changes that may be made in its business.

The accompanying consolidated financial statements for the years ended December 31, 2015 and 2014 have been prepared assuming that TCEH will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, TCEH’s ability to continue as a going concern is contingent upon its ability to comply with the financial and other covenants contained in the DIP Facility described in Note 11, its ability to obtain new debtor in possession financing in the event the DIP Facility were to expire during the pendency of the Chapter 11 Cases, its ability to complete a Chapter 11 plan of reorganization in a timely manner, including obtaining applicable regulatory approvals required for such plan, and its ability to obtain any exit financing needed to implement such plan, among other factors. These circumstances and uncertainties inherent in the bankruptcy proceedings raise substantial doubt about TCEH’s ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include adjustments that might result from the outcome of these uncertainties.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 1, 2016

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)
Operating revenues	$5,370	$5,978	$5,899
Fuel, purchased power costs and delivery fees	(2,692)	(2,842)	(2,848)
Net gain (loss) from commodity hedging and trading activities	334	11	(54)
Operating costs	(834)	(914)	(881)
Depreciation and amortization	(852)	(1,270)	(1,333)
Selling, general and administrative expenses	(676)	(708)	(756)
Impairment of goodwill (Note 4)	(2,200)	(1,600)	(1,000)
Impairment of long-lived assets (Note 8)	(2,541)	(4,670)	(140)
Other income (Note 7)	17	16	9
Other deductions (Note 7)	(93)	(281)	(22)
Interest income	1	—	6
Interest expense and related charges (Note 9)	(1,289)	(1,749)	(1,916)
Reorganization items (Note 10)	(101)	(520)	—

Loss before income taxes	(5,556)	(8,549)	(3,036)
Income tax benefit (Note 6)	879	2,320	732

Net loss	(4,677)	(6,229)	(2,304)
Net loss attributable to noncontrolling interests	—	—	107

Net loss attributable to TCEH	$(4,677)	$(6,229)	$(2,197)

See Notes to the Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)
Net loss	$(4,677)	$(6,229)	$(2,304)
Other comprehensive income, net of tax effects — cash flow hedges derivative value net loss related to hedged transactions recognized during the period (net of tax benefit of $ — , $1 and $3)	2	1	6

Comprehensive loss	(4,675)	(6,228)	(2,298)
Comprehensive loss attributable to noncontrolling interests	—	—	107

Comprehensive loss attributable to TCEH	$(4,675)	$(6,228)	$(2,191)

See Notes to the Financial Statements

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)
Cash flows — operating activities:
Net loss	$(4,677)	$(6,229)	$(2,304)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	995	1,440	1,499
Deferred income tax benefit, net	(883)	(2,406)	(672)
Income tax benefit due to IRS audit resolutions (Note 5)	—	53	(78)
Fees paid for DIP Facility (Note 11) (reported as financing activities)	9	92	—
Impairment of goodwill (Note 4)	2,200	1,600	1,000
Impairment of long-lived assets and nuclear generation joint venture (Note 8)	2,541	4,670	140
Noncash adjustment for estimated allowed claims related to debt (Note 10)	896	—	—
Adjustment to intercompany claims pursuant to settlement agreement (Note 10)	(1,037)	—	—
Contract claims adjustments (Note 10)	54	19	—
Sponsor management agreement settlement (Notes 2 and 18)	(19)	—	—
Unrealized net (gain) loss from mark-to-market of commodity positions	(119)	370	1,091
Unrealized net gain from mark-to-market of interest rate swaps (Note 9)	—	(1,290)	(1,053)
Liability adjustment arising from termination of interest rate swaps (Note 16)	—	277	—
Noncash realized loss on termination of interest rate swaps (Note 9)	—	1,225	—
Noncash realized gain on termination of natural gas positions (Note 16)	—	(117)	—
Amortization of debt related costs, discounts, fair value discounts and losses on dedesignated cash flow hedges (Note 9)	—	88	279
Impairment of intangible and other assets (Note 7)	84	263	—
Other, net	67	61	84
Changes in operating assets and liabilities:
Affiliate accounts receivable/payable, net	(4)	11	16
Accounts receivable — trade	17	72	(33)
Inventories	34	(67)	(6)
Accounts payable — trade	40	94	(8)
Commodity and other derivative contractual assets and liabilities	27	(27)	47
Margin deposits, net	129	(192)	(320)
Accrued interest	2	493	28
Other — net assets	(22)	(67)	80
Other — net liabilities	(97)	11	(60)

Cash provided by (used in) operating activities	$237	$444	$(270)

Cash flows — financing activities:
Proceeds from the DIP Facility before fees paid (Note 11)	—	1,425	—
Fees paid for the DIP Facility (Note 10)	(9)	(92)	—
Repayments/repurchases of debt (Notes 11 and 12)	(21)	(223)	(94)
Net repayments under accounts receivable securitization program	—	—	(82)
Other, net	—	1	1

Cash provided by (used in) financing activities	$(30)	$1,111	$(175)

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)
Cash flows — investing activities:
Notes due from affiliates	$(37)	$(34)	$698
Capital expenditures	(337)	(336)	(472)
Nuclear fuel purchases	(123)	(77)	(116)
Changes in restricted cash	(123)	42	2
Purchase of right to use certain computer-related assets from affiliate (Note 18)	—	(4)	(29)
Acquisition of combustion turbine trust interest	—	—	(40)
Proceeds from sales of nuclear decommissioning trust fund securities (Note 19)	401	314	175
Investments in nuclear decommissioning trust fund securities (Note 19)	(418)	(331)	(191)
Other, net	(13)	(32)	(11)

Cash provided by (used in) investing activities	$(650)	$(458)	$16

Net change in cash and cash equivalents	(443)	1,097	(429)
Cash and cash equivalents — beginning balance	1,843	746	1,175

Cash and cash equivalents — ending balance	$1,400	$1,843	$746

See Notes to the Financial Statements

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$1,400	$1,843
Restricted cash (Note 19)	519	2
Trade accounts receivable — net (Note 19)	533	588
Advances to parent and affiliates (Note 18)	34	16
Inventories (Note 19)	428	468
Commodity and other derivative contractual assets (Note 16)	465	492
Other current assets	71	67

Total current assets	3,450	3,476
Restricted cash (Note 19)	507	901
Advances to parent and affiliates (Note 18)	20	9
Investments (Note 19)	962	941
Property, plant and equipment — net (Note 19)	9,349	12,288
Goodwill (Note 4)	152	2,352
Identifiable intangible assets — net (Note 4)	1,179	1,336
Other noncurrent assets	39	40

Total assets	$15,658	$21,343

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Borrowings under debtor-in-possession credit facility (Note 11)	$1,425	$—
Long-term debt due currently (Note 11)	16	22
Trade accounts payable	394	382
Trade accounts and other payables to affiliates	120	163
Commodity and other derivative contractual liabilities (Note 16)	203	316
Accumulated deferred income taxes	—	90
Margin deposits related to commodity positions	152	26
Accrued income taxes payable to parent (Note 18)	11	17
Accrued taxes other than income	98	107
Accrued interest (Notes 9 and 12)	120	117
Other current liabilities	273	262

Total current liabilities	2,812	1,502
Borrowings under debtor-in-possession credit facility (Note 11)	—	1,425
Long-term debt, less amounts due currently (Note 11)	3	51
Liabilities subject to compromise (Note 12)	33,734	33,891
Accumulated deferred income taxes	213	982
Other noncurrent liabilities and deferred credits (Note 19)	1,780	1,701

Total liabilities	38,542	39,552
Commitments and Contingencies (Note 13)
Membership interests (Note 14):
Capital account	(22,851)	(18,174)
Accumulated other comprehensive loss	(33)	(35)

Total membership interests	(22,884)	(18,209)

Total liabilities and membership interests	$15,658	$21,343

See Notes to the Financial Statements.

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

	Year Ended December 31,
	2015	2014	2013
	(millions of dollars)
Membership interests:
Capital account:
Balance at beginning of period	$(18,174)	$(11,947)	$(9,753)
Net loss attributable to TCEH	(4,677)	(6,229)	(2,197)
Effects of stock-based incentive compensation plans	—	2	2
Other	—	—	1

Balance at end of period	(22,851)	(18,174)	(11,947)

Accumulated other comprehensive loss, net of tax effects (a):
Balance at beginning of period	(35)	(36)	(42)
Change during period	2	1	6

Balance at end of period	(33)	(35)	(36)

Total TCEH membership interests at end of period	(22,884)	(18,209)	(11,983)

Noncontrolling interests in subsidiaries (Note 14):
Balance at beginning of period	—	1	112
Investment in subsidiary by noncontrolling interests	—	1	6
Cash distribution to EFH Corp. from predecessor receivables company (Note 20)	—	—	(10)
Net loss attributable to noncontrolling interests (Note 8)	—	—	(107)
Other	—	(2)	—

Noncontrolling interests in subsidiaries at end of period	—	—	1

Total membership interests at end of period	$(22,884)	$(18,209)	$(11,982)

(a)	All amounts relate to cash flow hedges.

See Notes to the Financial Statements

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the Company” are to TCEH and/or its subsidiaries, as apparent in the context. See Glossary for defined terms.

TCEH is a Dallas, Texas-based holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities and retail electricity operations. Key management activities, including commodity risk management and electricity sourcing for our retail and wholesale customers, are performed on an integrated basis; consequently, there are no reportable business segments. TCEH is a wholly owned subsidiary of EFCH, which is a wholly owned subsidiary of EFH Corp. While TCEH is a wholly owned subsidiary of EFH Corp. and EFCH, TCEH is a separate legal entity from EFH Corp. and EFCH and all of their other affiliates with its own assets and liabilities.

TCEH operates largely in the ERCOT market, and wholesale electricity prices in that market generally move with the price of natural gas. Wholesale electricity prices have significant implications to TCEH’s profitability and cash flows and, accordingly, the overall value of the business.

Chapter 11 Cases

On April 29, 2014 (the Petition Date), EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities (collectively, the Debtors), filed voluntary petitions for relief (the Bankruptcy Filing) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). In September 2015, the Debtors filed the Fifth Plan of Reorganization (which was amended by the Sixth Plan of Reorganization in November 2015) and the Disclosure Statement. The Disclosure Statement was approved by the Bankruptcy Court in September 2015.

Following the approval of the Disclosure Statement by the Bankruptcy Court, the Debtors solicited the vote of their required creditors for approval of the Plan of Reorganization. In October 2015, the required creditors voted to approve the Plan of Reorganization. The Bankruptcy Court confirmed the Plan of Reorganization in December 2015. See Note 2 for further discussion regarding the Chapter 11 Cases, the Plan of Reorganization and the Disclosure Statement.

Basis of Presentation, Including Application of Bankruptcy Accounting

The consolidated financial statements have been prepared in accordance with US GAAP. The consolidated financial statements have been prepared as if TCEH is a going concern and contemplate the realization of assets and liabilities in the normal course of business. The consolidated financial statements reflect the application of Financial Accounting Standards Board Accounting Standards Codification (ASC) 852, Reorganizations. During the pendency of the Chapter 11 Cases, the Debtors will operate their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. ASC 852 applies to entities that have filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code. The guidance requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. In addition, the guidance provides for changes in the accounting and presentation of liabilities. See Notes 10 and 12 for discussion of these accounting and reporting changes.

All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through March 1, 2016, the date these consolidated financial statements were issued.

Use of Estimates

Preparation of financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements and estimates of expected allowed claims. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

Derivative Instruments and Mark-to-Market Accounting

We enter into contracts for the purchase and sale of electricity, natural gas, coal, uranium and other commodities and also enter into other derivative instruments such as options, swaps, futures and forwards primarily to manage our commodity price and interest rate risks. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, changes in the fair value of the derivative are recognized in net income as unrealized gains and losses, unless the criteria for certain exceptions are met, and an offsetting derivative asset or liability is recorded in the consolidated balance sheets. This recognition is referred to as mark-to-market accounting. The fair values of our unsettled derivative instruments under mark-to-market accounting are reported in the consolidated balance sheets as commodity and other derivative contractual assets or liabilities. We report derivative assets and liabilities in the consolidated balance sheets without taking into consideration netting arrangements we have with counterparties. Margin deposits that contractually offset these assets and liabilities are reported separately in the consolidated balance sheets. When derivative instruments are settled and realized gains and losses are recorded, the previously recorded unrealized gains and losses and derivative assets and liabilities are reversed. See Notes 15 and 16 for additional information regarding fair value measurement and commodity and other derivative contractual assets and liabilities. Under the election criteria of accounting standards related to derivative instruments and hedging activities, we may elect the normal purchase and sale exemption. A commodity-related derivative contract may be designated as a normal purchase or sale if the commodity is to be physically received or delivered for use or sale in the normal course of business. If designated as normal, the derivative contract is accounted for under the accrual method of accounting (not marked-to-market) with no balance sheet or income statement recognition of the contract until settlement.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for hedge accounting, which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. At December 31, 2015 and 2014, there were no derivative positions accounted for as cash flow or fair value hedges. Accumulated other comprehensive loss includes amounts related to interest rate swaps previously designated as cash flow hedges that are being reclassified to net loss as the hedged transactions impact net loss (see Note 16).

Realized and unrealized gains and losses from transacting in energy-related derivative instruments are primarily reported in the statements of consolidated income (loss) in net gain (loss) from commodity hedging and trading activities.

Revenue Recognition

We record revenue from electricity sales under the accrual method of accounting. Revenues are recognized when electricity is provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the revenues earned from the meter reading date to the end of the period (unbilled revenue).

We report physically delivered commodity sales and purchases in the statements of consolidated income (loss) on a gross basis in revenues and fuel, purchased power and delivery fees, respectively, and we report all other commodity related contracts and financial instruments (primarily derivatives) in the statements of consolidated income (loss) on a net basis in net gain (loss) from commodity hedging and trading activities. Volumes under bilateral purchase and sales contracts, including contracts intended as hedges, are not scheduled as physical power with ERCOT. Accordingly, unless the volumes represent physical deliveries to customers or purchases from counterparties, such contracts are reported net in the statements of consolidated income (loss) in net gain (loss) from commodity hedging and trading activities instead of reported gross as wholesale revenues or purchased power costs. If volumes delivered to our retail and wholesale customers are less than our generation volumes (as determined on a daily settlement basis), we record additional wholesale revenues, and if volumes delivered to our retail and wholesale customers exceed our generation volumes, we record additional purchased power costs. The additional wholesale revenues or purchased power costs are offset in net gain (loss) from commodity hedging and trading activities.

Impairment of Long-Lived Assets

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist. The carrying value of such assets is deemed to be impaired if the projected undiscounted cash flows are less than the carrying value. If there is such impairment, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by discounted cash flows, supported by available market valuations, if applicable. See Note 8 for discussion of impairments of certain long-lived assets.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 4 for additional information.

Goodwill and Intangible Assets with Indefinite Lives

We evaluate goodwill and intangible assets with indefinite lives for impairment at least annually (at December 1), or when indications of impairment exist. See Note 4 for details of goodwill and intangible assets with indefinite lives, including discussion of fair value determinations and goodwill impairments.

Amortization of Nuclear Fuel

Amortization of nuclear fuel is calculated on the units-of-production method and is reported as fuel costs.

Major Maintenance

Major maintenance costs incurred during generation plant outages and the costs of other maintenance activities are charged to expense as incurred and reported as operating costs.

Defined Benefit Pension Plans and OPEB Plans

We bear a portion of the costs of the EFH Corp. sponsored pension and OPEB plans offering certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company and also offer pension benefits to eligible employees under collective bargaining agreements based on either a traditional defined benefit formula or a cash balance formula. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. Under multiemployer plan accounting, EFH Corp. has elected to not allocate retirement plan assets and liabilities to us. See Note 17 for additional information regarding pension and OPEB plans.

Sales and Excise Taxes

Sales and excise taxes are accounted for as a “pass through” item on the consolidated balance sheets with no effect on the statements of consolidated income (loss); i.e., the tax is billed to customers and recorded as trade accounts receivable with an offsetting amount recorded as a liability to the taxing jurisdiction.

Franchise and Revenue-Based Taxes

Unlike sales and excise taxes, franchise and gross receipt taxes are not a “pass through” item. These taxes are assessed to us by state and local government bodies, based on revenues or kWh delivered, as a cost of doing business and are recorded as an expense. Rates we charge to customers are intended to recover our costs, including the franchise and gross receipt taxes, but we are not acting as an agent to collect the taxes from customers. We report franchise and revenue-based taxes in SG&A expense in our statements of consolidated income (loss).

Income Taxes

EFH Corp. files a consolidated US federal income tax return that includes the results of TCEH; however, our income tax expense and related balance sheet amounts are recorded as if we file separate corporate income tax returns. Deferred income taxes are provided for temporary differences between the book and tax basis of assets and liabilities as required under accounting rules. See Note 6.

We report interest and penalties related to uncertain tax positions as current income tax expense. See Note 5.

Accounting for Contingencies

Our financial results may be affected by judgments and estimates related to loss contingencies. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. As part of our Chapter 11 Cases, we have received numerous pre-petition claims, many of which are unsubstantiated or irrelevant to our business operations. Further, at this time, some of those claims might be relevant but are not reasonably estimable. See Notes 2 and 13 for a discussion of contingencies.

Restricted Cash

The terms of certain agreements require the restriction of cash for specific purposes. See Notes 11, 12 and 19 for more details regarding restricted cash.

Property, Plant and Equipment

As a result of purchase accounting, carrying amounts of property, plant and equipment were adjusted to estimated fair values at the Merger date. Subsequent additions have been recorded at cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead, including payroll-related costs. Interest related to qualifying construction projects and qualifying software projects is capitalized in accordance with accounting guidance related to capitalization of interest cost. See Note 9.

Depreciation of our property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties. Depreciation expense is calculated on a component asset-by-asset basis. Estimated depreciable lives are based on management’s estimates of the assets’ economic useful lives. See Note 19.

Asset Retirement Obligations

A liability is initially recorded at fair value for an asset retirement obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a fair value is reasonably estimable. These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. Over time, the liability is accreted for the change in present value and the initial capitalized costs are depreciated over the remaining useful lives of the assets. See Note 19.

Inventories

Inventories are reported at the lower of cost (on a weighted average basis) or market unless expected to be used in the generation of electricity.

Investments

Investments in a nuclear decommissioning trust fund are carried at current market value in the consolidated balance sheets. Assets related to employee benefit plans represent investments held to satisfy deferred compensation liabilities and are recorded at current market value. See Note 19 for discussion of these and other investments.

Noncontrolling Interests

See Notes 8 and 14 for discussion of accounting for noncontrolling interests in subsidiaries.

Changes in Accounting Standards

In April 2015, the FASB issued Accounting Standards Update 2015-03 (ASU 2015-03), Simplifying Balance Sheet Presentation by Presenting Debt Issuance Costs as a Deduction from Recognized Debt Liability. The ASU is effective for annual reporting periods, including interim reporting periods, beginning after December 15, 2015. The new standard requires debt issuance costs to be classified as reductions to the face value of the related debt. We do not expect ASU 2015-03 to materially affect our financial position until we issue new debt. In August 2015, the FASB issued Accounting Standards Update 2015-15 (ASU 2015-15), Interest-Imputation of Interest (Topic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line of Credit Arrangements. ASU 2015-15 provides guidance on the presentation of debt issuance costs associated with line-of-credit arrangements and allows an entity to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit.

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17), Balance Sheet Classification of Deferred Taxes. The ASU simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be classified as noncurrent in a statement of financial position. We early adopted ASU 2015-17 effective December 31, 2015 on a prospective basis. Adoption of this ASU resulted in a reclassification of our net current deferred tax asset and liability to the net noncurrent deferred tax asset and liability in our consolidated balance sheet as of December 31, 2015. No prior periods were retrospectively adjusted.

In February 2016, the FASB issued Accounting Standards Update 2016-2 (ASU 2016-2), Leases. The ASU amends previous. GAAP to require the recognition of lease assets and liabilities for operating leases. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those years. We are currently evaluating the impact of this ASU on our financial statements.

2. CHAPTER 11 CASES

On the Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities, filed voluntary petitions for relief under

Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. During the pendency of the Chapter 11 Cases, the Debtors will operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

The Bankruptcy Filing resulted primarily from the adverse effects on EFH Corp.’s competitive businesses of lower wholesale electricity prices in ERCOT driven by the sustained decline in natural gas prices since mid-2008. Further, the natural gas hedges that TCEH entered into when forward market prices of natural gas were significantly higher than current prices had largely matured before the remaining positions were terminated shortly after the Bankruptcy Filing. These market conditions challenged the profitability and operating cash flows of EFH Corp.’s competitive businesses and resulted in the inability to support their significant interest payments and debt maturities, including the remaining debt obligations due in 2014, and the inability to refinance and/or extend the maturities of their outstanding debt.

Plan of Reorganization

A Chapter 11 plan of reorganization, among other things, determines the rights and satisfaction of claims of various creditors and security holders of an entity operating under the protection of the Bankruptcy Court. In order for the Debtors to emerge successfully from the Chapter 11 Cases as reorganized companies, they must obtain approval from the Bankruptcy Court and certain of their respective creditors for a Chapter 11 plan of reorganization. In September 2015, the Debtors filed the Plan of Reorganization and the Disclosure Statement. The Disclosure Statement was approved by the Bankruptcy Court in September 2015. In October 2015, the Debtors filed the Plan Supplement. In October 2015, the Plan of Reorganization was approved by the required creditors, and in December 2015, the Plan of Reorganization was confirmed by the Bankruptcy Court.

In general, the Plan of Reorganization contemplates a structure that involves a tax-free deconsolidation or tax-free spin-off of TCEH from EFH Corp. (Reorganized TCEH Spin-Off), immediately followed by the acquisition of reorganized EFH Corp. financed by existing TCEH creditors and third-party investors. Pursuant to the Plan of Reorganization and subject to certain conditions and required regulatory approvals, among other things:

•	TCEH will execute a transaction that will result in a partial step-up in the tax basis of certain TCEH assets;

•	the Reorganized TCEH Spin-Off will occur;

•	a consortium (collectively, the Investor Group) consisting of certain TCEH creditors, an affiliate of Hunt Consolidated, Inc. (Hunt) and certain other investors designated by Hunt will acquire (the EFH Acquisition) reorganized EFH Corp. (Reorganized EFH);

•	in connection with the EFH Acquisition, (i) the Investor Group will raise up to approximately $12.6 billion of equity and debt financing to invest in Reorganized EFH, (ii) a successor to Reorganized EFH will be converted to a real estate investment trust (REIT) under the Internal Revenue Code and (iii) all allowed claims against the EFH Corp. Debtors and the EFIH Debtors will receive treatment rendering them unimpaired (excluding any claims derived from or based upon make-whole, applicable premium, redemption premium or other similar payment provisions, or any other alleged premiums, fees, or claims relating to the repayment of claims and certain unsecured claims for post-petition interest in excess of the federal judgment rate of interest, each of which will be disallowed under the Plan of Reorganization), and

•	the Debtors, the Sponsor Group, certain settling TCEH first lien creditors, certain settling TCEH second lien creditors, certain settling TCEH unsecured creditors and the official committee of unsecured creditors of the TCEH Debtors (collectively, the Settling Parties) agreed to settle certain disputes, claims and causes of action pursuant to the Settlement Agreement (described below).

Plan Support Agreement

In August 2015 (as amended in September 2015), each of the Debtors entered into a Plan Support Agreement (Plan Support Agreement) with various of their respective creditors, the Sponsor Group, the official committee of unsecured creditors of the TCEH Debtors and the Investor Group in order to effect an agreed upon restructuring of the Debtors pursuant to the Plan of Reorganization. Pursuant to the Plan Support Agreement, the parties agreed, subject to the terms and conditions contained in the Plan Support Agreement, to support the Debtors’ Plan of Reorganization. The Bankruptcy Court approved the Debtors’ entry into the Plan Support Agreement in September 2015.

Pursuant to the Plan Support Agreement, certain of the parties to the Plan Support Agreement are required to not object to or interfere with an alternative plan of reorganization even if the EFH Acquisition is not completed so long as such plan meets certain minimum conditions. All or part of the Plan Support Agreement may be terminated upon the occurrence of certain events described in the Plan Support Agreement. In addition, under the Plan Support Agreement, the supporting parties have committed to support the inclusion of releases with respect to the claims described in the Settlement Agreement (described below) in the context of an alternative plan (which would become effective when an alternative plan of reorganization becomes effective).

Settlement Agreement

The Settling Parties entered into a settlement agreement (the Settlement Agreement) in August 2015 (as amended in September 2015) to compromise and settle, among other things (a) intercompany claims among the Debtors, (b) claims and causes of actions against holders of first lien claims against TCEH and the agents under the TCEH Senior Secured Facilities, (c) claims and causes of action against holders of interests in EFH Corp. and certain related entities and (d) claims and causes of action against each of the Debtors’ current and former directors, the Sponsor Group, managers and officers and other related entities. The Settlement Agreement is expected to remain effective regardless of whether the EFH Acquisition is completed. The Bankruptcy Court approved the Settlement Agreement in December 2015.

In December 2015, pursuant to the approved Settlement Agreement, Backstop Agreement, Merger Agreement and Plan of Reorganization, EFH Corp. recorded legal and representation service fees, financial advisory fees and other professional fees of $144 million, along with a gain for an adjustment related to the Sponsor Group’s agreement to forego claims related to a management agreement of $86 million. Additionally, we recorded an adjustment to intercompany claims among the Debtors to adjust for a TCEH unsecured claim against EFH Corp. of $700 million as contemplated by the Plan of Reorganization. See Notes 12 and 18 for discussion of additional transactions resulting from the Settlement Agreement.

Merger and Purchase Agreement

In August 2015, EFH Corp. and EFIH entered into a Purchase Agreement and Agreement and Plan of Merger (Merger and Purchase Agreement) with two acquisition entities, Ovation Acquisition I, L.L.C. (OV1) and Ovation Acquisition II, L.L.C. (collectively, the Purchasers), which are controlled by the Investor Group. Pursuant to the Merger and Purchase Agreement, at the effective time of the Plan of Reorganization and immediately after consummation of the Reorganized TCEH Spin-Off, the Investor Group will acquire Reorganized EFH.

The Merger and Purchase Agreement contemplates that funds received by the Purchasers pursuant to the Equity Commitment Letter, the Debt Commitment Letter and the Rights Offering and Backstop (each as defined below) will be used to facilitate the acquisition of Reorganized EFH and, as applicable, repay the allowed claims of holders of claims and interests in EFH Corp. and EFIH in full in cash (or otherwise render such claims unimpaired) pursuant to the Plan of Reorganization and, if applicable, to complete the Texas Transmission Acquisition (as defined below). The Merger and Purchase Agreement includes various conditions precedent to consummation of the transactions contemplated thereby, including a condition that certain approvals and rulings be obtained, including from the PUCT and the IRS, that are necessary to consummate the EFH Acquisition and convert Reorganized EFH into a REIT.

The Merger and Purchase Agreement may be terminated upon certain events, including, among other things, (a) by either party, if certain termination events occur under the Plan Support Agreement, including if the EFH Acquisition is not completed by April 30, 2016, subject to extension to June 30, 2016 or August 31, 2016 under certain conditions, (b) by EFH Corp. or EFIH, if their respective board of directors or managers determines in good faith that proceeding with the transactions contemplated by the Merger and Purchase Agreement would be inconsistent with its applicable fiduciary duties or (c) by the Purchasers, if EFH Corp. or EFIH fails to meet various milestones related to the Debtors’ Chapter 11 Cases or otherwise materially breaches the Merger and Purchase Agreement.

The Bankruptcy Court approved the Merger and Purchase Agreement in connection with confirmation of the Plan of Reorganization in December 2015.

Rights Offering

As contemplated by the Plan of Reorganization, OV1 intends to conduct an offering of equity rights (each, a Right, and such offering, the Rights Offering) to holders of unsecured debt claims, second lien debt claims, general unsecured claims and first lien secured claims against TCEH (Rights Offering Participants) enabling the Rights Offering Participants to purchase an aggregate of $5.787 billion of common stock of OV1 (as the successor by merger of Reorganized EFH). These annual financial statements do not constitute an offer to sell, or a solicitation of an offer to purchase, the Rights.

Pursuant to a Backstop Agreement (Backstop Agreement), among certain investors named therein and their permitted assignees (Backstop Purchasers), EFH Corp., EFIH and OV1, the Backstop Purchasers have agreed to backstop $5.087 billion of Rights offered to certain of the Rights Offering Participants (Backstop).

In connection with the execution of the Merger and Purchase Agreement, each member of the Investor Group (collectively, the Equity Commitment Parties) delivered (a) an equity commitment letter (Equity Commitment Letter) in favor of EFH Corp. (including Reorganized EFH), EFIH and the Purchasers pursuant to which the Equity Commitment Parties committed to invest in one or more of the Purchasers an aggregate amount of approximately $2.513 billion (assuming the Texas Transmission Acquisition (as described below) is completed) and (b) a limited guarantee (Guarantee) in favor of EFH Corp. (including Reorganized EFH) and EFIH pursuant to which each such Equity Commitment Party committed to pay its pro rata share of all fees, costs or expenses payable by the Purchasers under the Merger and Purchase Agreement or under the Plan of Reorganization if such fees, costs or expenses become payable pursuant thereto. The aggregate liability of the Equity Commitment Parties under the Guarantee for fees and expenses is capped at $35 million.

If the Merger and Purchase Agreement, the Backstop Agreement or the Equity Commitment Letter are terminated for any reason, EFH Corp. and EFIH have waived their rights to seek any legal or equitable remedies, except in connection with the reimbursement of certain fees and expenses capped at $35 million, against the Purchasers or the Investor Group, the Backstop Purchasers or the Equity Commitment Parties, respectively. In December 2015, pursuant to the court approved Merger and Purchase Agreement and the Backstop Agreement, EFH Corp. incurred approximately $49 million in fees to the Purchasers for expenses incurred in connection with those agreements.

Debt Funding Arrangements

In August 2015, in connection with the execution of the Merger and Purchase Agreement, the Investor Group entered into a commitment letter (Debt Commitment Letter) with Morgan Stanley Senior Funding, Inc. (Debt

Commitment Lender) pursuant to which the Debt Commitment Lender committed to fund up to $5.5 billion under a senior secured term loan facility and $250 million under a senior secured bridge loan facility to reorganized EFIH and its subsidiaries at the closing of the EFH Acquisition.

Texas Transmission Acquisition

In connection with the EFH Acquisition and the Rights Offering, the Purchasers, EFH Corp. and EFIH have formulated a plan to create and implement an IPO Conversion (as such term is defined in the Investor Rights Agreement (Investor Rights Agreement), dated November 2008 among Oncor and certain of its direct and indirect equity holders, including EFH Corp. and Texas Transmission, pursuant to which one of the Purchasers, as the successor to Reorganized EFH as a result of the EFH Acquisition, would serve as an IPO corporation (as defined in the Investor Rights Agreement). In connection with the execution of the Merger and Purchase Agreement, the Purchasers have delivered to EFH Corp. an offer to purchase substantially all of the outstanding IPO Units (as defined in the Investor Rights Agreement) in the IPO corporation and all of the LLC Units (as defined in the Investor Rights Agreement) in Oncor held by Texas Transmission (the Texas Transmission Acquisition). EFH Corp. has instituted an adversary proceeding in the Bankruptcy Court to enforce certain rights against Texas Transmission under the Investor Rights Agreement.

Other

Although the Plan of Reorganization has been confirmed by the Bankruptcy Court, the effective date of the Plan of Reorganization has not occurred and there are no assurances that the transactions contemplated thereby will occur because they are subject to completion of various conditions including, but not limited to, receipt of regulatory approval from the PUCT, NRC and the US Federal Energy Regulatory Commission, receipt of the Private Letter Ruling from the IRS and the repayment of the DIP Facility.

Tax Matters

In June 2014, EFH Corp. filed a request with the IRS for a private letter ruling, which request has been supplemented from time to time in response to requests from the IRS for information or as required by changes in the contemplated transactions (as supplemented, the Private Letter Ruling). It is expected that, among other things, the Private Letter Ruling if obtained will provide (A) for certain rulings regarding the qualification of (i) the transfer of certain assets and ordinary course operating liabilities to a newly-formed entity wholly-owned by TCEH (Reorganized TCEH) and (ii) the distribution of the equity of Reorganized TCEH, the cash proceeds from Reorganized TCEH debt, the cash proceeds from the sale of preferred stock in a newly-formed entity, and the right to receive payments under a tax receivables agreement (if any), to holders of TCEH first lien claims and (B) certain rulings regarding the eligibility of EFH Corp. to qualify as a REIT for federal income tax purposes. The Debtors intend to continue to pursue the Private Letter Ruling to support the Plan of Reorganization.

Implications of the Chapter 11 Cases

Our ability to continue as a going concern is contingent upon, among other factors, our ability to comply with the financial and other covenants contained in the DIP Facility described in Note 11, our ability to obtain new debtor in possession financing in the event the DIP Facility was to expire during the pendency of the Chapter 11 Cases as well as our ability to obtain applicable regulatory approvals required for the effectiveness of the Plan of Reorganization and our ability to obtain any exit financing needed to implement the Plan of Reorganization. These circumstances and uncertainties inherent in the bankruptcy proceedings raise substantial doubt about our ability to continue as a going concern.

Operations During the Chapter 11 Cases

In general, the Debtors have received final bankruptcy court orders with respect to first day motions and other operating motions that allow the Debtors to operate their businesses in the ordinary course, including, among others, providing for the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the segregation of certain cash balances which require further order of the Bankruptcy Court for distribution, the continuation of customer contracts and programs at our retail electricity operations, the payment of certain pre-petition amounts to certain critical vendors, the ability to perform under certain pre-petition hedging and trading arrangements and the ability to pay certain pre-petition taxes and regulatory fees. In addition, the Bankruptcy Court has issued orders approving the DIP Facility discussed in Note 11.

Pursuant to the Bankruptcy Code, the Debtors intend to comply with all applicable regulatory requirements, including all requirements related to environmental and safety law compliance, during the pendency of the Chapter 11 Cases. Further, the Debtors have been complying, and intend to continue to comply, with the various reporting obligations that are required by the Bankruptcy Court during the pendency of the Chapter 11 Cases. Moreover, to the extent the Debtors either maintain insurance policies or self-insure their regulatory compliance obligations, the Debtors intend to continue such insurance policies or self-insurance in the ordinary course of business.

Pre-Petition Claims

Holders of the substantial majority of pre-petition claims were required to file proofs of claims by the bar date established by the Bankruptcy Court. A bar date is the date by which certain claims against the Debtors must be filed if the claimants wish to receive any distribution in the Chapter 11 Cases. The Bankruptcy Court established a bar date of October 27, 2014 for the substantial majority of claims. In addition, in July 2015, the Bankruptcy Court entered an order establishing December 14, 2015 as the bar date for certain asbestos claims that arose or are deemed to have arisen before the Petition Date, except for certain specifically exempt claims.

The Debtors have received approximately 41,300 filed claims since the Petition Date, including approximately 30,900 in filed asbestos claims. Most of the asbestos claims were received at or near the bar date and we are actively validating, reconciling and reviewing those claims. For all of the claims, the Debtors are in the process of reconciling those claims to the amounts listed in our schedules of assets and liabilities, which includes communications with claimants to acquire additional information required for reconciliation. As of March 1, 2016, approximately 5,500 of those claims have been settled, withdrawn or expunged. To the extent claims are reconciled and resolved, we have recorded them at the expected allowed amount. Certain claims filed or reflected in our schedules of assets and liabilities will be resolved on the effective date of the Plan of Reorganization, including certain claims filed by holders of funded debt and contract counterparties. Claims that remain unresolved or unreconciled through the filing of this report have been estimated based upon management’s best estimate of the likely claim amounts that the Bankruptcy Court will ultimately allow.

In November 2014, we began the process to request the Bankruptcy Court to disallow claims that we believe are duplicative, have been later amended or superseded, are without merit, are overstated or should be disallowed for other reasons. Given the substantial number of claims filed, the claims resolution process will take considerable time to complete. Differences between liability amounts recorded by the Debtors as liabilities subject to compromise and claims filed by creditors will be investigated and, if necessary, the Bankruptcy Court will make a final determination of the allowable claim. Differences between those final allowed claims and the liabilities recorded in the consolidated balance sheets will be recognized as reorganization items in our statements of consolidated income (loss) as they are resolved. The determination of how liabilities will ultimately be resolved cannot be made until a plan of reorganization or a court approved order related to settlement of specific liabilities becomes effective. Accordingly, the ultimate amount or resolution of such liabilities is not determinable at this time. The resolution of such claims could result in material adjustments to our financial statements.

Executory Contracts and Unexpired Leases

Under the Bankruptcy Code, we have the right to assume, assign, or reject certain executory contracts and unexpired leases, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of an executory contract or unexpired lease requires a debtor to satisfy pre-petition obligations under contracts, which may include payment of pre-petition liabilities in whole or in part. Rejection of an executory contract or unexpired lease is typically treated as a breach occurring as of the moment immediately preceding the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a pre-petition general unsecured claim for damages. Parties to executory contracts or unexpired leases rejected by a debtor may file proofs of claim against that debtor’s estate for rejection damages.

Since the Petition Date we have renegotiated or rejected a limited number of executory contracts and unexpired leases. For the years ended December 31, 2015 and 2014 this activity has resulted in the recognition of approximately $40 million and $19 million, respectively, in contract claim and assumption adjustments recorded in reorganization items as detailed in Note 10. The Plan Supplement includes a list of contracts that the Debtors intend to either assume or reject pursuant to the Bankruptcy Code.

3. PENDING PURCHASE OF LA FRONTERA HOLDINGS, LLC

In November 2015, Luminant entered into a purchase and sale agreement with La Frontera Ventures, LLC, a subsidiary of NextEra Energy, Inc., to purchase all of the membership interests in La Frontera Holdings, LLC, the indirect owner of two natural gas fueled generation facilities totaling 2,988 MW of capacity located in ERCOT. The aggregate purchase price under the agreement is approximately $1.313 billion plus approximately $276 million for cash and net working capital, subject to customary adjustments based on the amounts of cash and net working capital at closing. The existing project financing of La Frontera Holdings, LLC and its subsidiaries will be repaid at closing of the transaction. The purchase price is expected be funded by cash-on-hand and borrowings under the DIP Facility. The purchase and sale agreement contains customary closing conditions for transactions of this type. The only remaining regulatory approval necessary to complete the acquisition is approval by the PUCT.

4. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

The following table provides information regarding our goodwill balance, all of which arose in connection with accounting for the Merger. None of the goodwill is being deducted for tax purposes.

Goodwill before impairment charges	$18,322
Accumulated noncash impairment charges through 2014	(15,970)

Balance at December 31, 2014	2,352
Additional noncash impairment charges in 2015	(2,200)

Balance at December 31, 2015 (a)	$152

(a)	Net of accumulated impairment charges totaling $18.170 billion.

Goodwill Impairments

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually (we have selected a December 1 test date) or whenever events or changes in circumstances indicate an impairment may exist.

We perform the following steps in testing goodwill for impairment: first, we estimate the debt-free enterprise value of the business as of the testing date taking into account future estimated cash flows and current securities values of comparable companies; second, we estimate the fair values of the individual assets and liabilities of the business at that date; third, we calculate implied goodwill as the excess of the estimated enterprise value over the estimated value of the net operating assets; and finally, we compare the implied goodwill amount to the carrying value of goodwill and, if the carrying amount exceeds the implied value, we record an impairment charge for the amount the carrying value of goodwill exceeds implied goodwill.

Wholesale electricity prices in the ERCOT market, in which we largely operate, have generally moved with natural gas prices as marginal electricity demand is generally supplied by natural gas fueled generation facilities. Accordingly, the sustained decline in natural gas prices, which we have experienced since mid-2008, negatively impacts our profitability and cash flows and reduces the value of our generation assets, which consist largely of lignite/coal and nuclear fueled facilities. While we had partially mitigated these effects with hedging activities, we are now significantly exposed to this price risk. Because of this market condition, our analyses over the past several years have indicated that our carrying value exceeds our estimated fair value (enterprise value). Consequently, we continually monitor trends in electricity prices, natural gas prices, market heat rates, capital spending for environmental and other projects and other operational factors to determine if goodwill impairment testing should be done during the course of a year and not only at the annual December 1 testing date.

During the fourth quarter of 2015, we performed our goodwill impairment analysis as of our annual testing date of December 1. Further, during the fourth quarter of 2015, there were significant declines in the market values of several similarly situated peer companies with publicly traded equity, which indicated our overall enterprise value should be reassessed. Our testing resulted in an impairment of goodwill of $800 million at December 1, 2015.

During the first nine months of 2015, we experienced impairment indicators related to decreases in forward wholesale electricity prices when compared to those prices reflected in our December 1, 2014 goodwill impairment testing analysis. As a result, the likelihood of a goodwill impairment had increased, and we initiated further testing of goodwill. Our testing of goodwill for impairment during the first nine months of 2015 resulted in impairment charges totaling $1.4 billion.

Key inputs into our goodwill impairment testing at December 1, September 30 and March 31, 2015 and December 1, 2014 were as follows:

•	Our carrying value (excluding debt) exceeded our estimated enterprise value by approximately 48% at December 1, 2015 and 17% at December 1, 2014.

•	Our fair value was estimated using a two-thirds weighting of value based on internally developed cash flow projections and a one-third weighting of value using implied cash flow multiples based on current securities values of comparable publicly traded companies. The internally developed cash flow projections reflect annual estimates through a terminal year calculated using a terminal year EBITDA multiple approach.

•	The discount rates applied to internally developed cash flow projections were 6.00% for the impairments recorded in 2015 and 6.25% at December 1, 2014. The discount rate represents the weighted average cost of capital consistent with our views of the rate that an expected market participant would utilize for valuation, including the risk inherent in future cash flows, taking into account the capital structure, debt ratings and current debt yields of comparable public companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry.

•	The cash flow projections used in both 2015 and 2014 assume rising wholesale electricity prices, although the forecasted electricity prices are less than those assumed in the cash flow projections used in prior goodwill impairment testing.

Changes in the above and other assumptions could materially affect the calculated amount of implied goodwill and any resulting goodwill impairment charge.

During the third quarter of 2014, we experienced an impairment indicator related to significant decreases in forward wholesale electricity prices when compared to those prices reflected in our December 1, 2013 goodwill impairment testing analysis. As a result, the likelihood of a goodwill impairment had increased, and we initiated further testing of goodwill as of September 30, 2014, which was completed during the fourth quarter. Our testing resulted in an impairment of $1.6 billion of goodwill at September 30, 2014, which we recorded in the fourth quarter of 2014.

During the fourth quarter of 2014, we also performed our goodwill impairment analysis as of our annual testing date of December 1. During the fourth quarter of 2014, we completed our annual update of our long-range financial and operating plan, which reflected extended seasonal outages and reduced operations at several of our older lignite/coal fueled generation facilities as a result of the lower wholesale electricity prices and potential impacts to those facilities from proposed environmental regulations. The resulting impairment charge recorded on our long-lived assets was factored into our December 1 goodwill impairment test. Our testing did not result in an additional impairment of goodwill at December 1, 2014.

During the fourth quarter of 2013, we recorded a $1.0 billion goodwill impairment charge. The impairment charge in 2013 reflected declines in our estimated fair value as a result of lower wholesale electricity prices, the sustained decline in natural gas prices, the maturing of positions in our natural gas hedge program and declines in market values of securities of comparable companies.

The impairment determinations involved significant assumptions and judgments. The calculations supporting the estimates of the fair value of our business and the fair values of its assets and liabilities utilized models that take into consideration multiple inputs, including commodity prices, operating parameters, discount rates, capital expenditures, the effects of proposed and final environmental regulations, securities prices of comparable publicly traded companies and other inputs. Assumptions regarding each of these inputs could have a significant effect on the related valuations. In performing these calculations, we also take into consideration assumptions on how current market participants would value TCEH and its operating assets and liabilities. Changes to assumptions that reflect the views of current market participants can also have a significant effect on the related valuations. The fair value measurements resulting from these models are classified as non-recurring Level 3 measurements consistent with accounting standards related to the determination of fair value (see Note 15). Because of the volatility of these factors, we cannot predict the likelihood of any future impairment.

Identifiable Intangible Assets

Identifiable intangible assets, including amounts that arose in connection with accounting for the Merger, are comprised of the following:

	December 31, 2015			December 31, 2014
Identifiable Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$442	$21	$463	$425	$38
Software and other technology-related assets	385	224	161	369	202	167
Other identifiable intangible assets (a)	72	35	37	460	291	169

Total identifiable intangible assets subject to amortization	$920	$701	219	$1,292	$918	374

Retail trade name (not subject to amortization)			955			955
Mineral interests (not currently subject to amortization)			5			7

Total identifiable intangible assets			$1,179			$1,336

(a)	Includes favorable purchase and sales contracts, environmental allowances and credits and mining development costs. See discussion below regarding impairment charges recorded in 2014 and 2015 related to other identifiable intangible assets.

At December 31, 2015 and 2014, amounts related to fully amortized assets that are expired or of no economic value have been excluded from both the gross carrying and accumulated amortization amounts in the table above.

Amortization expense related to finite-lived identifiable intangible assets (including the statements of consolidated income (loss) line item) consisted of:

Identifiable Intangible Asset	Statements of Consolidated Income (Loss) Line	Remaining useful lives at December 31, 2015 (weighted average in years)	Year Ended December 31,
			2015	2014	2013
Retail customer relationship	Depreciation and amortization	2	$17	$23	$24
Software and other technology-related assets	Depreciation and amortization	3	60	59	47
Other identifiable intangible assets	Operating revenues/fuel, purchased power costs and delivery fees/depreciation and amortization	8	30	88	69

Total amortization expense (a)			$107	$170	$140

(a)	Amounts recorded in depreciation and amortization totaled $85 million, $116 million and $102 million in 2015, 2014 and 2013, respectively.

Following is a description of the separately identifiable intangible assets recorded as part of purchase accounting for the Merger. The intangible assets were recorded at estimated fair value as of the Merger date, based on observable prices or estimates of fair value using valuation models.

•	Retail customer relationship — Retail customer relationship intangible asset represents the fair value of the non-contracted customer base and is being amortized using an accelerated method based on customer attrition rates and reflecting the expected pattern in which economic benefits are realized over their estimated useful life.

•	Retail trade name — The trade name intangible asset represents the fair value of the TXU Energy trade name, and was determined to be an indefinite-lived asset not subject to amortization. This intangible asset is evaluated for impairment at least annually in accordance with accounting guidance related to goodwill and other intangible assets. Significant assumptions included within the development of the fair value estimate include TXU Energy’s estimated gross margin for future periods and an implied royalty rate. No impairment was recorded as a result of our 2015 analysis.

•	Favorable purchase and sales contracts — Favorable purchase and sales contracts intangible asset primarily represents the above market value of commodity contracts for which: (i) we had made the normal purchase or sale election allowed by accounting standards related to derivative instruments and hedging transactions or (ii) the contracts did not meet the definition of a derivative. The amortization periods of these intangible assets are based on the terms of the contracts. Unfavorable purchase and sales contracts are recorded as other noncurrent liabilities and deferred credits (see Note 19). See below for discussion of impairment of certain intangible assets related to favorable purchase and sales contracts in 2015 and 2014.

•	Environmental allowances and credits — This intangible asset represents the fair value of environmental credits, substantially all of which were expected to be used in our power generation activities. These credits are amortized utilizing a units-of-production method. See below for discussion of impairment of certain allowances in 2015 and 2014.

Intangible Impairments

The impairments of our generation facilities in 2015 (see Note 8) resulted in the impairment of the SO2 allowances under the Clean Air Act’s acid rain cap-and-trade program that are associated with those facilities to the extent they are not projected to be used at other sites. The fair market values of the SO2 allowances were estimated to be de minimis based on Level 3 fair value estimates (see Note 15). We also impaired certain of our SO2 allowances under the Cross-State Air Pollution Rule (CSAPR) related to the impaired generation facilities. Accordingly, in the year ended December 31, 2015, we recorded noncash impairment charges of $55 million (before deferred income tax benefit) in other deductions related to our existing environmental allowances and credits intangible asset. SO2 emission allowances granted to us under the acid rain cap-and-trade program were recorded as intangible assets at fair value in connection with purchase accounting related to the Merger in 2007. Additionally, the impairments of our generation and related mining facilities in September 2015 resulted in our recording noncash impairment charges of $19 million (before deferred income tax benefit) in other deductions (see Note 7) related to mine development costs (included in other identifiable intangible assets in the table above) at the facilities.

During the first quarter of 2015, we determined that certain intangible assets related to favorable power purchase contracts should be evaluated for impairment. That conclusion was based on further declines in wholesale electricity prices in ERCOT experienced during the first quarter of 2015. Our fair value measurement was based on a discounted cash flow analysis of the contracts that compared the contractual price and terms of the contract to forecasted wholesale electricity and renewable energy credit (REC) prices in ERCOT. As a result of the analysis, we recorded a noncash impairment charge of $8 million (before deferred income tax benefit) in other deductions (see Note 7).

During the fourth quarter of 2014, we determined that certain intangible assets related to favorable power purchase contracts should be evaluated for impairment. That conclusion was based on the combination of (1) the review of contracts for rejection as part of the Chapter 11 Cases, which could result in termination of contracts before the end of their estimated useful life and (2) declines in wholesale electricity prices. Our fair value measurement was based on a discounted cash flow analysis of the contracts that compared the contractual price and terms of the contract to forecasted wholesale electricity and REC prices in ERCOT. As a result of the analysis, we recorded a noncash impairment charge of $183 million (before deferred income tax benefit) in other deductions (see Note 7).

As a result of the CSAPR, which became effective on January 1, 2015, and other new or proposed EPA rules, we projected that as of December 31, 2014 we had excess SO2 emission allowances under the Clean Air Act’s existing acid rain cap-and-trade program. In addition, the impairments of our Monticello, Martin Lake and Sandow 5 generation facilities (see Note 8) resulted in the impairment of the SO2 allowances associated with those facilities to the extent they are not projected to be used at other sites. The fair market values of the SO2 allowances were estimated to be de minimis based on Level 3 fair value estimates (see Note 15). Accordingly we recorded a noncash impairment charge of $80 million (before deferred income tax benefit) in other deductions related to our existing environmental allowances and credits intangible asset in 2014. SO2 emission allowances granted to us were recorded as intangible assets at fair value in connection with purchase accounting related to the Merger in 2007.

Estimated Amortization of Identifiable Intangible Assets

The estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as follows:

Year	Estimated Amortization Expense
2016	$72
2017	$60
2018	$36
2019	$22
2020	$11

5. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

Accounting guidance related to uncertain tax positions requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable.

EFH Corp. and its subsidiaries file or have filed income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of income tax returns filed by EFH Corp. and any of its subsidiaries for the years ending prior to January 1, 2010 are complete. Federal income tax returns are under examination for tax years 2010 to 2014. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2006.

In June 2015, EFH Corp. signed a final agreed Revenue Agent Report (RAR) with the IRS and associated documentation for the 2008 and 2009 tax years. The Bankruptcy Court approved EFH Corp.’s signing of the RAR in July 2015. As a result of EFH Corp. receiving, agreeing to and signing the final RAR, we reduced the liability for uncertain tax positions by $22 million, resulting in an $18 million increase in noncurrent inter-company tax payable to EFH Corp., a $2 million reclassification to the accumulated deferred income tax liability and the recording of a $2 million income tax benefit.

In 2014, the IRS filed a claim with the Bankruptcy Court for open tax years through 2013 that was consistent with the settlement EFH Corp. reached with IRS Appeals for tax years 2003-2006. Also in 2014, EFH Corp. signed a final RAR with the IRS and associated documentation for the 2007 tax year. As a result of these events, EFH Corp. effectively settled the 2003-2007 open tax years, and we reduced the liability for uncertain tax positions related to such years by $123 million, resulting in a $119 million reclassification to the accumulated deferred income tax liability and the recording of an $4 million income tax benefit reflecting the settlement of certain positions.

In recording the 2014 impacts, the Company identified approximately $85 million of income tax expense related to 2013 which was recorded in December 2014. The impact of recording this expense was not material to the financial statements in 2013 or 2014.

In 2013, EFH Corp. and the IRS agreed on terms to resolve disputed adjustments related to the IRS audit for the years 2003 through 2006, which was concluded in June 2011. Also in 2013, EFH Corp. received approval from the Joint Committee on Taxation of the IRS appeals settlement of all issues arising from the 1997 through 2002 IRS audit. The IRS proposed a significant number of adjustments to the originally filed returns for such years related to one significant accounting method issue and other less significant issues. As a result of these events, we reduced the liability for uncertain tax positions by $878 million, including $139 million in interest accruals. Other effects included the recording of current federal income tax and state income tax liabilities to EFH Corp. of $84 million and $14 million, respectively, under the Federal and State Income Tax Allocation Agreement (see Note 6).

In total, the settlements in 2013 resulted in an increase of $1.057 billion in the accumulated deferred income tax liability, and an income tax benefit of $78 million. Of the total income tax benefit, $90 million (after-tax) was attributable to the release of accrued interest. In accordance with the provisions of the Federal and State Income Tax Allocation Agreement with EFH Corp., amounts previously reported as accumulated deferred income taxes totaling $540 million were reclassified to the liabilities subject to compromise, the total amount of which is not expected to be settled within the next twelve months. The settlements resulted in the elimination of net operating loss carryforwards and a substantial majority of alternative minimum tax credit carryforwards generated through 2013.

In September 2013, the US Treasury and the IRS issued final tangible property regulations that relate to repair and maintenance costs. As a result of our analysis of these regulations, in the fourth quarter 2013 we reduced the liability for uncertain tax positions by $159 million and reclassified that amount to the accumulated deferred income tax liability and recorded a $6 million income tax benefit representing a reversal of accrued interest.

We classify interest and penalties related to uncertain tax positions as current income tax expense. Ongoing accruals of interest after the IRS settlements were not material in 2015, 2014 and 2013.

Noncurrent liabilities included a total of $4 million and $10 million in accrued interest at December 31, 2015 and 2014, respectively. The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheets, during the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Balance at January 1, excluding interest and penalties	$65	$184	$1,067
Additions based on tax positions related to prior years	—	55	246
Reductions based on tax positions related to prior years	(11)	(155)	(1,066)
Additions based on tax positions related to the current year	—	—	15
Settlements with taxing authorities	(18)	(19)	(78)

Balance at December 31, excluding interest and penalties	$36	$65	$184

Of the balance at December 31, 2015, $2 million represents tax positions for which the uncertainty relates to the timing of recognition in tax returns. The disallowance of such positions would not affect the effective tax rate, but could accelerate the payment of cash to the taxing authority to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. sustain such positions on income tax returns previously filed, tax liabilities recorded would be reduced by $35 million, and accrued interest would be reversed resulting in a $3 million after-tax benefit, resulting in increased net income and a favorable impact on the effective tax rate.

With respect to the items discussed above, we reasonably expect the total amount of liabilities recorded related to uncertain tax positions will significantly decrease in the next twelve months due to the anticipated resolution of claims outstanding with the Texas Comptroller of Public Accounts and the IRS. We expect an approximately $2 million reclassification to the accumulated deferred income tax liability from the uncertain tax position liability during the next 12 months.

6. INCOME TAXES

EFH Corp. files a US federal income tax return that includes the results of TCEH. EFH Corp. and its subsidiaries (including TCEH) are parties to a Federal and State Income Tax Allocation Agreement, which provides for the computation of income tax liabilities and benefits, and among other things, that any corporate member or disregarded entity in the group is required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. The Plan of Reorganization provides that upon the effective date of the plan the Debtors will reject this agreement. Under the terms of the Settlement Agreement, no further cash payments among the Debtors will be made in respect of federal income taxes. However, solely for accounting purposes, the EFH Corp. group continues to allocate federal income taxes among entities within the same registrant. The Settlement Agreement did not alter the allocation and payment for state income taxes, which will continue to be settled.

The components of our income tax benefit are as follows:

	Year Ended December 31,
	2015	2014	2013
Current:
US Federal	$(17)	$30	$(163)
State	21	28	42

Total current	4	58	(121)

Deferred:
US Federal	(811)	(2,361)	(612)
State	(72)	(17)	1

Total deferred	(883)	(2,378)	(611)

Total	$(879)	$(2,320)	$(732)

Reconciliation of income taxes computed at the US federal statutory rate to income tax benefit recorded:

	Year Ended December 31,
	2015	2014	2013
Loss before income taxes	$(5,556)	$(8,549)	$(3,036)

Income taxes at the US federal statutory rate of 35%	(1,945)	(2,992)	(1,063)
IRS audit and appeals settlements (Note 5)	—	53	(78)
Nondeductible goodwill impairment	770	560	350
Texas margin tax, net of federal benefit	—	10	8
Lignite depletion allowance	(8)	(14)	(12)
Interest accrued for uncertain tax positions, net of tax	(2)	—	(14)
Nondeductible interest expense	21	21	20
Impairment of joint venture assets attributable to noncontrolling interests (Note 8)	—	—	37
Nondeductible debt restructuring costs	64	42	4
Valuation allowance	210	—	—
Other	11	—	16

Income tax benefit	$(879)	$(2,320)	$(732)

Effective tax rate	15.8%	27.1%	24.1%

Deferred Income Tax Balances

Deferred income taxes provided for temporary differences based on tax laws in effect at December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
	Total Noncurrent (a)	Total	Current	Noncurrent
Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$22	$22	$—	$22
Net operating loss (NOL) carryforwards	440	715	—	715
Unfavorable purchase and sales contracts	193	202	—	202
Commodity contracts and interest rate swaps	125	6	—	6
Debt extinguishment gains	1,109	929	—	929
Employee benefit obligations	51	54	2	52
Accrued interest	—	87	—	87
Other	55	31	—	31

Total	1,995	2,046	2	2,044

Deferred Income Tax Liabilities
Property, plant and equipment	1,541	2,465	—	2,465
Commodity contracts and interest rate swaps	—	44	44	—
Identifiable intangible assets	320	362	—	362
Debt fair value discounts	—	199	—	199
Debt extinguishment gains	—	48	48	—
Accrued interest	138	—	—	—
Other	—	—	—	—

Total	1,999	3,118	92	3,026

Valuation allowance	209	—

Net Accumulated Deferred Income Tax (Asset) Liability	$213	$1,072	$90	$982

(a)	Reflects adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes. See Note 1.

At December 31, 2015 we had $1.257 billion in net operating loss (NOL) carryforwards for federal income tax purposes that will expire between 2035 and 2036. As discussed in Note 5, audit settlements reached in 2013 resulted in the elimination of substantially all NOL carryforwards generated through 2013 and available AMT credits. The NOL carryforwards can be used to offset future taxable income. TCEH believes that it is more likely than not that the full tax benefit from the NOLs will not be realized. In recognition of this risk, TCEH has recorded a valuation allowance of $209 million on the net deferred tax assets balance at December 31, 2015. In assessing the need for the valuation allowance, we considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. As a result of our assessment, we concluded that there was uncertainty as to whether our current deferred tax assets (other than our indefinite lived deferred tax assets) would be fully utilized by future reversals of existing taxable temporary differences. If TCEH’s assumptions change and it determines it will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets would be recorded to income tax benefit.

During 2014 and 2015, our deferred tax liabilities related to property, plant and equipment were significantly reduced due to impairment charges on certain long-lived assets recorded in those periods. See Note 8 for a discussion of impairment charges. Additionally, our deferred tax liabilities related to debt fair value discounts were eliminated due to the write-off of unamortized deferred debt issuance and extension costs, premiums and discounts previously classified as LSTC (see Note 12).

At December 31, 2015, we had $22 million in alternative minimum tax (AMT) credit carryforwards available which may, in certain limited circumstances, be used to offset future tax payments. The AMT credit carryforwards have no expiration date, but may be limited in a change of control.

The income tax effects of the components included in accumulated other comprehensive income at December 31, 2015 and 2014 totaled a net deferred tax asset of $18 million and $19 million, respectively.

See Note 5 for discussion regarding accounting for uncertain tax positions, including the effects of the resolution of IRS audit matters.

7. OTHER INCOME AND DEDUCTIONS

	Year Ended December 31,
	2015	2014	2013
Other income:
Mineral rights royalty income	$4	$4	$5
All other	13	12	4

Total other income	$17	$16	$9

Other deductions:
Impairment of favorable purchase contracts (Note 4)	$8	$183	$—
Impairment of emission allowances (Note 4)	55	80	—
Impairment of mining development costs (Note 4)	19	—	—
All other	11	18	22

Total other deductions	$93	$281	$22

8. IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of Lignite/Coal Fueled Generation and Mining Assets

We evaluated our generation assets for impairment during 2015 as a result of impairment indicators related to the continued decline in forecasted wholesale electricity prices in ERCOT. Our evaluations concluded that impairments existed, and the carrying values at our Big Brown, Martin Lake, Monticello, Sandow 4 and Sandow 5 generation facilities and related mining facilities were reduced in total by $2.541 billion.

We evaluated our generation assets for impairment during 2014 as a result of several impairment indicators, including lower forecasted wholesale electricity prices in ERCOT, changes to operating assumptions for certain generation assets as detailed in our updated annual financial and operating plan and potential effects of new and/or proposed environmental regulations. Our evaluation concluded that impairments existed, and the carrying values for our Martin Lake, Monticello and Sandow 5 generation facilities and related mining facilities were reduced in total by $4.640 billion.

Our fair value measurement for these assets was determined based on an income approach that utilized probability-weighted estimates of discounted future cash flows, which were Level 3 fair value measurements (see Note 15). Key inputs into the fair value measurement for these assets included current forecasted wholesale electricity prices in ERCOT, forecasted fuel prices, capital and operating expenditure forecasts and discount rates.

In 2014, we wrote off previously incurred and deferred costs totaling $30 million for mining projects not expected to be completed due to economic forecasts and regulatory uncertainty. These charges have been recorded in impairment of long-lived assets.

Additional material impairments may occur in the future with respect to these assets or other of our generation facilities if forward wholesale electricity prices continue to decline or forecasted costs of producing electricity at our generation facilities increase, including increased costs of compliance with new and/or proposed environmental regulations.

Impairment of Nuclear Generation Development Joint Venture Assets in 2013

In 2009, subsidiaries of TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, Comanche Peak Nuclear Power Company LLC (CPNPC), to develop two new nuclear generation units at our existing Comanche Peak nuclear plant site. CPNPC was a consolidated VIE. In the fourth quarter 2014, MHI withdrew from the joint venture, and the TCEH subsidiary now owns 100% of CPNPC.

In the fourth quarter of 2013, MHI notified us and the NRC of its plans to reduce its support of review activities related to the NRC’s Design Certification of MHI’s US APWR technology. As a result, Luminant notified the NRC of its intent to suspend (but not withdraw) all reviews associated with the combined operating license application by March 31, 2014. MHI’s decision and the expected amendment of the joint venture agreement triggered an analysis of the recoverability of the joint venture’s assets. Because of the significant uncertainty regarding the development of the nuclear generation units, considering the wholesale electricity price environment in ERCOT and risks related to financing and cost escalation, in the fourth quarter 2013 essentially all the joint venture’s assets were impaired resulting in a charge of $140 million. The charge is reported as other deductions. MHI’s allocated portion of the impairment charge totaled $107 million and is reported in net loss attributable to noncontrolling interests in the statements of consolidated income (loss). A deferred income tax benefit was recorded for our $33 million allocated portion of the impairment charge and is included in income tax benefit in the statements of consolidated income (loss).

9. INTEREST EXPENSE AND RELATED CHARGES

	Year Ended December 31,
	2015	2014	2013
Interest paid/accrued on debtor-in-possession financing	$63	$37	$—
Adequate protection amounts paid/accrued (a)	1,233	828	—
Interest paid/accrued on pre-petition debt (b)	4	878	2,715
Noncash realized net loss on termination of interest rate swaps (offset in unrealized net gain) (c)	—	1,225	—
Unrealized mark-to-market net gain on interest rate swaps	—	(1,290)	(1,053)
Amortization of debt issuance, amendment and extension costs and discounts	—	86	264
Capitalized interest	(11)	(17)	(25)
Other	—	2	15

Total interest expense and related charges	$1,289	$1,749	$1,916

(a)	Post-petition period only.
(b)	Includes amounts related to interest rate swaps totaling $193 million and $621 million for the years ended December 31, 2014 and 2013, respectively. Of the $193 million for the year ended December 31, 2014, $127 million is included in the liability arising from the termination of TCEH interest rate swaps discussed in Note 16.
(c)	See Note 16.

Interest expense for the year ended December 31, 2015 reflects interest paid and accrued on debtor-in-possession financing (see Note 11), as well as adequate protection amounts paid and accrued, as approved by the Bankruptcy Court in June 2014 for the benefit of secured creditors of (a) $22.616 billion principal amount of outstanding borrowings from the TCEH Senior Secured Facilities, (b) $1.750 billion principal amount of outstanding TCEH

Senior Secured Notes and (c) the $1.243 billion net liability related to the TCEH first lien interest rate swaps and natural gas hedging positions terminated shortly after the Bankruptcy Filing (see Note 16), in exchange for their consent to the senior secured, super-priority liens contained in the DIP Facility and any diminution in value of their interests in the pre-petition collateral from the Petition Date. Additionally, interest expense for the year ended December 31, 2014 includes interest paid and accrued on all pre-petition debt for the period prior to the Petition Date. The interest rate applicable to the adequate protection amounts paid/accrued at December 31, 2015 is 4.69% (one-month LIBOR plus 4.50%). In connection with the completion of the Plan of Reorganization, the amount of adequate protection payments may be adjusted to reflect the valuation of the TCEH Debtors determined in connection with confirmation of the Plan of Reorganization by the Bankruptcy Court.

The Bankruptcy Code generally restricts payment of interest on pre-petition debt, subject to certain exceptions. However, the Bankruptcy Court ordered the payment of adequate protection amounts as discussed above. Other interest payments may also be made upon approval by the Bankruptcy Court. Other than these amounts ordered or approved by the Bankruptcy Court, effective April 29, 2014, we discontinued recording interest expense on outstanding pre-petition debt classified as liabilities subject to compromise (LSTC), other than payments approved by the Bankruptcy Court. Contractual interest represents amounts due under the contractual terms of the outstanding debt, including debt subject to compromise during the Chapter 11 Cases. Interest expense as calculated under the contractual terms of TCEH’s debt, all of which is subject to compromise, totaled $2.070 billion and $1.392 billion and for the year ended December 31, 2015 and for the post-petition period through December 31, 2014, respectively. This amount exceeded interest expense recorded of $1.173 billion and $788 million for the year ended December 31, 2015 and for the post-petition period through December 31, 2014, respectively by $897 million and $604 million, respectively. See table below. Interest expense recorded represented adequate protection amounts since the Bankruptcy Filing allowed by the Bankruptcy Court. For the years ended December 31, 2015 and 2014, adequate protection paid/accrued excludes $60 million and $40 million, respectively, related to the TCEH first-lien interest rate and commodity hedge claims (see Note 16), as such amounts are not included in contractual interest amounts presented above.

Period:	Contractual Interest on Debt Classified as LSTC	Adequate Protection Paid/Accrued	Contractual Interest on Debt Classified as LSTC Not Paid/Accrued
Year Ended December 31, 2015	$2,070	$1,173	$897
Post-Petition Period ended December 31, 2014	$1,392	$788	$604

10. REORGANIZATION ITEMS

Expenses and income directly associated with the Chapter 11 Cases are reported separately in the statements of consolidated income (loss) as reorganization items as required by ASC 852, Reorganizations. Reorganization items also include adjustments to reflect the carrying value of liabilities subject to compromise (LSTC) at their estimated allowed claim amounts, as such adjustments are determined. The following table presents reorganization items incurred in the year ended December 31, 2015 and the post-petition period ended December 31, 2014 as reported in the statements of consolidated income (loss):

	Twelve Months Ended December 31, 2015	Post-Petition Period Ended December 31, 2014
Expenses related to legal advisory and representation services	$141	$65
Expenses related to other professional consulting and advisory services	69	67
Contract claims adjustments	54	19
Noncash adjustment for estimated allowed claims related to debt (Note 12)	896	—
Adjustment to affiliate claims pursuant to settlement agreement (Note 18)	(635)	—
Gain on settlement of debt held by affiliates (Note 18)	(382)	—
Gain on settlement of interest on debt held by affiliates	(20)	—
Sponsor management agreement settlement (Notes 2 and 18)	(19)	—
Contract assumption adjustments	(14)	—
Noncash liability adjustment arising from termination of interest rate swaps (Note 12)	—	277
Fees associated with extension/completion of the DIP Facility	9	92
Other	2	—

Total reorganization items	$101	$520

11. DEBTOR-IN-POSSESSION BORROWING FACILITY AND LONG-TERM DEBT NOT SUBJECT TO COMPROMISE

DIP Facility — The Bankruptcy Court approved the DIP Facility in June 2014. The DIP Facility currently provides for up to $3.375 billion in senior secured, super-priority financing consisting of a revolving credit facility of up to $1.95 billion and a term loan facility of up to $1.425 billion. The DIP Facility is a Senior Secured, Super-Priority Credit Agreement by and among the TCEH Debtors, the lenders that are party thereto from time to time and an administrative and collateral agent.

The DIP Facility and related available capacity at December 31, 2015 are presented below. Borrowings are reported in the consolidated balance sheets as borrowings under the debtor-in-possession credit facility. In October 2015, the TCEH Debtors paid an $8 million extension fee and extended the maturity date of the DIP Facility to the earlier of (a) November 2016 or (b) the effective date of any reorganization plan of TCEH. The terms of the facility were otherwise unchanged by the extension. In September 2015, the TCEH Debtors extended their use of cash collateral to the earlier of (a) the effective date of a plan of reorganization or (b) 60 days following termination of the Debtors’ Plan Support Agreement, provided that the TCEH Debtors do not otherwise cause an event of default under the cash collateral order. The DIP Facility must be repaid in full prior to the TCEH Debtors emergence from the Chapter 11 Cases.

	December 31, 2015
DIP Facility	Facility Limit	Available Cash Borrowing Capacity	Available Letter of Credit Capacity
DIP Revolving Credit Facility (a)	$1,950	$1,950	$—
DIP Term Loan Facility (b)	1,425	—	281

Total DIP Facility	$3,375	$1,950	$281

(a)	Facility used for general corporate purposes. No amounts were borrowed at December 31, 2015. Pursuant to an order of the Bankruptcy Court, the TCEH Debtors may not have more than $1.650 billion of DIP Revolving Credit Facility cash borrowings outstanding without written consent of the TCEH committee of unsecured creditors and the ad hoc group of TCEH unsecured noteholders or further order of the Bankruptcy Court.
(b)	Facility used for general corporate purposes, including but not limited to, $800 million for issuing letters of credit.

At both December 31, 2015 and 2014, all $1.425 billion of the DIP Term Loan Facility has been borrowed. Of this borrowing, $800 million represents amounts that support issuances of letters of credit and have been funded to a collateral account. Of the collateral account amount at December 31, 2015, $281 million is reported as cash and cash equivalents and $519 million is reported as restricted cash, which represents the amount of outstanding letters of credit. As discussed in Note 3, we intend to utilize a portion of the remaining available cash borrowing capacity under the DIP Revolving Credit Facility and cash on hand to fund the acquisition of La Frontera Holdings, LLC.

Amounts borrowed under the DIP Facility bear interest based on applicable LIBOR rates, subject to a 0.75% floor, plus 3%. At both December 31, 2015 and 2014, the interest rate on outstanding borrowings was 3.75%. The DIP Facility also provides for certain additional fees payable to the agents and lenders, as well as availability fees payable with respect to any unused portions of the available DIP Facility.

The TCEH Debtors’ obligations under the DIP Facility are secured by a lien covering substantially all of the TCEH Debtors’ assets, rights and properties, subject to certain exceptions set forth in the DIP Facility. The DIP Facility provides that all obligations thereunder constitute administrative expenses in the Chapter 11 Cases, with administrative priority and senior secured status under the Bankruptcy Code and, subject to certain exceptions set forth in the DIP Facility, have priority over any and all administrative expense claims, unsecured claims and costs and expenses in the Chapter 11 Cases. EFCH is a parent guarantor to the agreement governing the DIP Facility along with substantially all of TCEH’s subsidiaries, including all subsidiaries that are Debtors in the Chapter 11 Cases.

The DIP Facility also permits certain hedging agreements to be secured on a pari passu basis with the DIP Facility in the event those hedging agreements meet certain criteria set forth in the DIP Facility.

In June 2014, the RCT agreed to accept a collateral bond from TCEH of up to $1.1 billion, as a substitute for its self-bond, to secure mining land reclamation obligations. The collateral bond is a $1.1 billion carve-out from the super-priority liens under the DIP Facility that will enable the RCT to be paid before the DIP Facility lenders. As a result, in July 2014, TCEH terminated the $1.1 billion RCT Delayed Draw Letter of Credit commitment included in the original DIP facility.

The DIP Facility provides for affirmative and negative covenants applicable to the TCEH Debtors, including affirmative covenants requiring the TCEH Debtors to provide financial information, budgets and other information to the agents under the DIP Facility, and negative covenants restricting the TCEH Debtors’ ability to incur additional indebtedness, grant liens, dispose of assets, make investments, pay dividends or take certain other actions, in each case except as permitted in the DIP Facility. The TCEH Debtors’ ability to borrow under the DIP Facility is subject to the satisfaction of certain customary conditions precedent set forth therein.

The DIP Facility provides for certain customary events of default, including events of default resulting from non-payment of principal, interest or other amounts when due, material breaches of representations and warranties, material breaches of covenants in the DIP Facility or ancillary loan documents, cross-defaults under other agreements or instruments and the entry of material judgments against the TCEH Debtors. The agreement governing the DIP Facility includes a covenant that requires the Consolidated Superpriority Secured Net Debt to

Consolidated EBITDA ratio not exceed 3.50 to 1.00. Consolidated Superpriority Secured Net Debt consists of outstanding term loans and revolving credit exposure under the DIP Facility less unrestricted cash. Upon the existence of an event of default, the DIP Facility provides that all principal, interest and other amounts due thereunder will become immediately due and payable, either automatically or at the election of specified lenders.

Long-Term Debt Not Subject to Compromise — Amounts presented in the table below represent pre-petition liabilities that are not subject to compromise due to the debt being fully collateralized or specific orders from the Bankruptcy Court approving repayment of the debt.

	December 31,
	2015	2014
7.48% Fixed Secured Facility Bonds with amortizing payments through January 2017 (a)	$13	$25
7.46% Fixed Secured Facility Bonds with amortizing payments through January 2015 (a)	—	4
Capital lease obligations	5	44
Other	2	2
Unamortized discount	(1)	(2)

Total	19	73

Less amounts due currently	(16)	(22)

Total long-term debt not subject to compromise	$3	$51

(a)	Debt issued by trust and secured by assets held by the trust.

12. LIABILITIES SUBJECT TO COMPROMISE

The amounts classified as liabilities subject to compromise (LSTC) reflect the company’s estimate of pre-petition liabilities and other expected allowed claims to be addressed in the Chapter 11 Cases and may be subject to future adjustment as the Chapter 11 Cases proceed. Prior to December 31, 2015, debt amounts include related unamortized deferred financing costs and discounts/premiums. Amounts classified to LSTC do not include pre-petition liabilities that are fully collateralized by letters of credit or cash deposits. The following table presents LSTC as reported in the consolidated balance sheets at December 31, 2015 and 2014:

	December 31,
	2015	2014
Notes, loans and other debt per the following table	$31,668	$31,154
Accrued interest on notes, loans and other debt	646	666
Net liability under terminated TCEH interest rate swap and natural gas hedging agreements (Note 16)	1,243	1,235
Trade accounts payable and other expected allowed claims	176	179
Liability under the Federal and State Income Tax Allocation Agreement (Note 18)	—	631
Advances and other payables to affiliates	1	26

Total liabilities subject to compromise	$33,734	$33,891

Pre-Petition Notes, Loans and Other Debt Reported as Liabilities Subject to Compromise

Amounts presented below represent principal amounts of pre-petition notes, loans and other debt reported as liabilities subject to compromise.

	December 31,
	2015	2014
Senior Secured Facilities:
TCEH Floating Rate Term Loan Facilities due October 10, 2014	$3,809	$3,809
TCEH Floating Rate Letter of Credit Facility due October 10, 2014	42	42
TCEH Floating Rate Revolving Credit Facility due October 10, 2016	2,054	2,054
TCEH Floating Rate Term Loan Facilities due October 10, 2017 (a)	15,691	15,710
TCEH Floating Rate Letter of Credit Facility due October 10, 2017	1,020	1,020
11.5% Fixed Senior Secured Notes due October 1, 2020	1,750	1,750
15% Fixed Senior Secured Second Lien Notes due April 1, 2021	336	336
15% Fixed Senior Secured Second Lien Notes due April 1, 2021, Series B	1,235	1,235
10.25% Fixed Senior Notes due November 1, 2015 (a)	1,833	2,046
10.25% Fixed Senior Notes due November 1, 2015, Series B (a)	1,292	1,442
10.50%/11.25% Senior Toggle Notes due November 1, 2016	1,749	1,749
Pollution Control Revenue Bonds:
Brazos River Authority:
5.40% Fixed Series 1994A due May 1, 2029	39	39
7.70% Fixed Series 1999A due April 1, 2033	111	111
7.70% Fixed Series 1999C due March 1, 2032	50	50
8.25% Fixed Series 2001A due October 1, 2030	71	71
8.25% Fixed Series 2001D-1 due May 1, 2033	171	171
6.30% Fixed Series 2003B due July 1, 2032	39	39
6.75% Fixed Series 2003C due October 1, 2038	52	52
5.40% Fixed Series 2003D due October 1, 2029	31	31
5.00% Fixed Series 2006 due March 1, 2041	100	100
Sabine River Authority of Texas:
6.45% Fixed Series 2000A due June 1, 2021	51	51
5.20% Fixed Series 2001C due May 1, 2028	70	70
5.80% Fixed Series 2003A due July 1, 2022	12	12
6.15% Fixed Series 2003B due August 1, 2022	45	45
Trinity River Authority of Texas:
6.25% Fixed Series 2000A due May 1, 2028	14	14
Unamortized fair value discount related to pollution control revenue bonds (b)	—	(103)
Other:
Other	1	1
Unamortized discount (c)	—	(91)
Deferred debt issuance and extension costs (c)	—	(702)

Total TCEH consolidated notes, loans and other debt	$31,668	$31,154

(a)	As discussed below and in Note 18, principal amounts of notes/term loans totaling $382 million at December 31, 2014 were held by EFH Corp. and EFIH. The amounts of TCEH debt held by EFIH or EFH Corp. were eliminated as a result of the Settlement Agreement approved by the Bankruptcy Court in December 2015.
(b)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(c)	Due to the Settlement Agreement our pre-petition notes, loans and other debt reported as liabilities subject to compromise were updated to reflect our expected allowed claim amounts, resulting in the write-off to reorganization items of unamortized deferred debt issuance and extension costs, premiums and discounts classified as LSTC (see Note 10).

TCEH Letter of Credit Facility Activity

Borrowings under the TCEH Letter of Credit Facility have been recorded by TCEH as restricted cash that supports issuances of letters of credit. At December 31, 2015, the restricted cash related to the pre-petition TCEH Letter of Credit Facility totaled $507 million, and there were no outstanding letters of credit related to the pre-petition TCEH Letter of Credit Facility. Due to the default under the pre-petition TCEH Senior Secured Facilities, the letter of credit capacity is no longer available. In the first quarter of 2014, TCEH issued a $157 million letter of credit to a subsidiary of EFH Corp. to secure its current and future amounts payable to the subsidiary arising from recurring transactions in the normal course of business, and in 2014, the subsidiary drew on the letter of credit in the amount of $150 million to settle amounts due from TCEH. The remaining $7 million under the letter of credit expired in July 2014. For the years ended December 31, 2015 and 2014, $45 million and $245 million, respectively, of letters of credit were drawn upon by counterparties to settle amounts due from TCEH. Included in the year ended December 31, 2015 amount was $20 million drawn by certain executive officers to satisfy payments related to long-term incentive awards, and included in the year ended December 31, 2014 amount was $204 million related to pollution control revenue bonds that were tendered as noted below.

Debt Related Activity in 2014

Repayments of debt in the year ended December 31, 2014 totaled $223 million and consisted of $215 million of payments of principal at scheduled maturity or mandatory tender and remarketing dates (including $204 million of pollution control revenue bond and $11 million of fixed secured facility bond payments) and $8 million of contractual payments under capital leases.

Information Regarding Significant Pre-Petition Debt

TCEH elected not to make interest payments due in April 2014 totaling $123 million on certain debt obligations.

The TCEH pre-petition debt described below is junior in right of priority and payment to the DIP Facility.

TCEH Senior Secured Facilities — Borrowings under the TCEH Senior Secured Facilities total $22.616 billion and consist of:

•	$3.809 billion of TCEH Term Loan Facilities with interest at LIBOR plus 3.50%;

•	$15.691 billion of TCEH Term Loan Facilities with interest at LIBOR plus 4.50%;

•	$42 million of cash borrowed under the TCEH Letter of Credit Facility with interest at LIBOR plus 3.50%;

•	$1.020 billion of cash borrowed under the TCEH Letter of Credit Facility with interest at LIBOR plus 4.50%, and

•	Amounts borrowed under the TCEH Revolving Credit Facility, which represent the entire amount of commitments under the facility totaling $2.054 billion.

The TCEH Senior Secured Facilities are fully and unconditionally guaranteed jointly and severally on a senior secured basis by EFCH, and subject to certain exceptions, each existing and future direct or indirect wholly owned US subsidiary of TCEH. The TCEH Senior Secured Facilities, the TCEH Senior Secured Notes and the TCEH first lien hedges (or any termination amounts related thereto), discussed below, are secured on a first priority basis by (i) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities and (ii) pledges of the capital stock of TCEH and certain current and future direct or indirect subsidiaries of TCEH.

TCEH 11.5% Senior Secured Notes — The principal amount of the TCEH 11.5% Senior Secured Notes totals $1.750 billion with interest payable at a fixed rate of 11.5% per annum. The notes are fully and unconditionally guaranteed on a joint and several basis by EFCH and each subsidiary of TCEH that guarantees the TCEH Senior

Secured Facilities (collectively, the Guarantors). The notes are secured, on a first-priority basis, by security interests in all of the assets of TCEH, and the guarantees are secured on a first-priority basis by all of the assets and equity interests held by the Guarantors, in each case, to the extent such assets and equity interests secure obligations under the TCEH Senior Secured Facilities (the TCEH Collateral), subject to certain exceptions and permitted liens.

The notes are (i) senior obligations and rank equally in right of payment with all senior indebtedness of TCEH, (ii) senior in right of payment to all existing or future unsecured and second-priority secured debt of TCEH to the extent of the value of the TCEH Collateral and (iii) senior in right of payment to any future subordinated debt of TCEH. These notes are effectively subordinated to all secured obligations of TCEH that are secured by assets other than the TCEH Collateral, to the extent of the value of the assets securing such obligations.

The guarantees of the TCEH Senior Secured Notes by the Guarantors are effectively senior to any unsecured and second-priority debt of the Guarantors to the extent of the value of the TCEH Collateral. The guarantees are effectively subordinated to all debt of the Guarantors secured by assets that are not part of the TCEH Collateral, to the extent of the value of the collateral securing that debt.

TCEH 15% Senior Secured Second Lien Notes (including Series B) — The principal amount of the TCEH 15% Senior Secured Second Lien Notes totals $1.571 billion with interest at a fixed rate of 15% per annum. The notes are fully and unconditionally guaranteed on a joint and several basis by EFCH and, subject to certain exceptions, each subsidiary of TCEH that guarantees the TCEH Senior Secured Facilities. The notes are secured, on a second-priority basis, by security interests in all of the assets of TCEH, and the guarantees (other than the guarantee of EFCH) are secured on a second-priority basis by all of the assets and equity interests of all of the Guarantors other than EFCH (collectively, the Subsidiary Guarantors), in each case, to the extent such assets and security interests secure obligations under the TCEH Senior Secured Facilities on a first-priority basis, subject to certain exceptions (including the elimination of the pledge of equity interests of any Subsidiary Guarantor to the extent that separate financial statements would be required to be filed with the SEC for such Subsidiary Guarantor under Rule 3-16 of Regulation S-X) and permitted liens. The guarantee from EFCH is not secured.

The notes are senior obligations of the issuer and rank equally in right of payment with all senior indebtedness of TCEH, are senior in right of payment to all existing or future unsecured debt of TCEH to the extent of the value of the TCEH Collateral (after taking into account any first-priority liens on the TCEH Collateral) and are senior in right of payment to any future subordinated debt of TCEH. These notes are effectively subordinated to TCEH’s obligations under the TCEH Senior Secured Facilities, the TCEH Senior Secured Notes and TCEH’s commodity and interest rate hedges that are secured by a first-priority lien on the TCEH Collateral and any future obligations subject to first-priority liens on the TCEH Collateral, to the extent of the value of the TCEH Collateral, and to all secured obligations of TCEH that are secured by assets other than the TCEH Collateral, to the extent of the value of the assets securing such obligations.

The guarantees of the TCEH Senior Secured Second Lien Notes by the Subsidiary Guarantors are effectively senior to any unsecured debt of the Subsidiary Guarantors to the extent of the value of the TCEH Collateral (after taking into account any first-priority liens on the TCEH Collateral). These guarantees are effectively subordinated to all debt of the Subsidiary Guarantors secured by the TCEH Collateral on a first-priority basis or that is secured by assets that are not part of the TCEH Collateral, to the extent of the value of the collateral securing that debt. EFCH’s guarantee ranks equally with its unsecured debt (including debt it guarantees on an unsecured basis) and is effectively subordinated to any of its secured debt to the extent of the value of the collateral securing that debt.

TCEH 10.25% Senior Notes (including Series B) and 10.50%/11.25% Senior Toggle Notes (collectively, the TCEH Senior Notes) — The principal amount of the TCEH Senior Notes totals $4.874 billion and the notes are fully and unconditionally guaranteed on a joint and several unsecured basis by TCEH’s direct parent, EFCH, and by each subsidiary that guarantees the TCEH Senior Secured Facilities. The TCEH 10.25% Notes bore interest at a fixed rate of 10.25% per annum. The TCEH Toggle Notes bore interest at a fixed rate of 10.50% per annum.

Material Cross Default/Acceleration Provisions — Certain of our pre-petition financing arrangements contain provisions that result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” or “cross acceleration” provisions. The Bankruptcy Filing triggered defaults on our pre-petition debt obligations, but pursuant to the Bankruptcy Code, the creditors are stayed from taking any actions against the Debtors as a result of such defaults.

Intercreditor Agreement — TCEH has entered into an intercreditor agreement with Citibank, N.A. and five secured commodity hedge counterparties (the Secured Commodity Hedge Counterparties). The intercreditor agreement takes into account, among other things, the possibility that TCEH could have issued notes and/or loans secured by collateral (other than the collateral that secures the TCEH Senior Secured Facilities) that ranks on parity with, or junior to, TCEH’s existing first lien obligations under the TCEH Senior Secured Facilities. The Intercreditor Agreement provides that the lien granted to the Secured Commodity Hedge Counterparties ranks pari passu with the lien granted with respect to the collateral of the secured parties under the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties are entitled to share, on a pro rata basis, in the proceeds of any liquidation of such collateral in connection with a foreclosure on such collateral in an amount provided in the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties have voting rights with respect to any amendment or waiver of any provision of the Intercreditor Agreement that changes the priority of the Secured Commodity Hedge Counterparties’ lien on such collateral relative to the priority of lien granted to the secured parties under the TCEH Senior Secured Facilities or the priority of payments to the Secured Commodity Hedge Counterparties upon a foreclosure and liquidation of such collateral relative to the priority of the lien granted to the secured parties under the TCEH Senior Secured Facilities.

Second Lien Intercreditor Agreement — TCEH has also entered into a second lien intercreditor agreement (the Second Lien Intercreditor Agreement) with Citibank, N.A., as senior collateral agent, and The Bank of New York Mellon Trust Company, N.A., as initial second priority representative. The Second Lien Intercreditor Agreement provides that liens on the collateral that secure the obligations under the TCEH Senior Secured Facilities, the obligations of the Secured Commodity Hedge Counterparties and any other obligations which are permitted to be secured on a pari passu basis therewith (collectively, the First Lien Obligations) rank prior to the liens on such collateral securing the obligations under the TCEH Senior Secured Second Lien Notes, and any other obligations which are permitted to be secured on a pari passu basis (collectively, the Second Lien Obligations). The Second Lien Intercreditor Agreement provides that the holders of the First Lien Obligations are entitled to the proceeds of any liquidation of such collateral in connection with a foreclosure on such collateral until paid in full, and that the holders of the Second Lien Obligations are not entitled to receive any such proceeds until the First Lien Obligations have been paid in full. The Second Lien Intercreditor Agreement also provides that the holders of the First Lien Obligations control enforcement actions with respect to such collateral, and the holders of the Second Lien Obligations are not entitled to commence any such enforcement actions, with limited exceptions. The Second Lien Intercreditor Agreement also provides that releases of the liens on the collateral by the holders of the First Lien Obligations automatically require that the liens on such collateral by the holders of the Second Lien Obligations be automatically released, and that amendments, waivers or consents with respect to any of the collateral documents in connection with the First Lien Obligations apply automatically to any comparable provision of the collateral documents in connection with the Second Lien Obligations.

13. COMMITMENTS AND CONTINGENCIES

Contractual Commitments

At December 31, 2015, we had contractual commitments, some of which are subject to potential rejection in the Chapter 11 Cases, under energy-related contracts, leases and other agreements as follows:

	Coal purchase and transportation agreements	Pipeline transportation and storage reservation fees	Nuclear Fuel Contracts	Other Contracts
2016	$307	$13	$62	$130
2017	—	1	46	42
2018	—	1	72	14
2019	—	1	35	12
2020	—	1	37	14
Thereafter	—	7	96	36

Total	$307	$24	$348	$248

Expenditures under our coal purchase and coal transportation agreements totaled $218 million, $348 million and $353 million for the years ended December 31, 2015, 2014 and 2013, respectively.

At December 31, 2015, future minimum lease payments under both capital leases and operating leases are as follows:

	Capital Leases	Operating Leases (a)
2016	$3	$24
2017	2	29
2018	—	27
2019	—	26
2020	—	25
Thereafter	—	139

Total future minimum lease payments	5	$270

Less amounts representing interest	—

Present value of future minimum lease payments	5
Less current portion	3

Long-term capital lease obligation	$2

(a)	Includes operating leases with initial or remaining noncancellable lease terms in excess of one year.

Rent reported as operating costs, fuel costs and SG&A expenses totaled $55 million, $54 million and $57 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Guarantees

We have entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions. Material guarantees are discussed below.

See Notes 11 and 12 for discussion of guarantees and security for certain of our post-petition and pre-petition debt.

Letters of Credit

At December 31, 2015, TCEH had outstanding letters of credit under the DIP Facility totaling $519 million as follows:

•	$230 million to support commodity risk management and trading margin requirements in the normal course of business, including over-the-counter and exchange-traded hedging transactions and collateral postings with ERCOT;

•	$72 million to support executory contracts and insurance agreements;

•	$55 million to support our REP financial requirements with the PUCT, and

•	$162 million for other credit support requirements, including $131 million to support our purchase and sale agreement with La Frontera Holdings, LLC.

The automatic stay under the Bankruptcy Code does not apply to letters of credit issued under the pre-petition credit facility and third parties may draw if the terms of a particular letter of credit so provide. See Note 12 for discussion of letter of credit draws in 2015 and 2014.

Litigation

Aurelius Derivative Claim — Aurelius Capital Master, Ltd. and ACP Master, Ltd. (Aurelius) filed a lawsuit in March 2013, amended in May 2013, in the US District Court for the Northern District of Texas (Dallas Division) against EFCH as a nominal defendant and each of the current directors and a former director of EFCH. In the lawsuit, Aurelius, as a creditor under the TCEH Senior Secured Facilities and certain TCEH secured bonds, both of which are guaranteed by EFCH, filed a derivative claim against EFCH and its directors. Aurelius alleged that the directors of EFCH breached their fiduciary duties to EFCH and its creditors, including Aurelius, by permitting TCEH to make certain loans “without collecting fair and reasonably equivalent value.” The lawsuit sought recovery for the benefit of EFCH. In January 2014, the district court granted EFCH’s and the directors’ motion to dismiss and in February 2014 dismissed the lawsuit. Aurelius has appealed the district court’s judgment to the US Court of Appeals for the Fifth Circuit (Fifth Circuit Court). The appeal was automatically stayed as a result of the Bankruptcy Filing. We cannot predict the outcome of this proceeding, including the financial effects, if any.

Potential Inter/Intra Debtor Claims — In August 2014, the Bankruptcy Court entered an order in the Chapter 11 Cases establishing discovery procedures governing, among other things, certain prepetition transactions among the various Debtors’ estates. In February 2015, the ad hoc group of TCEH unsecured creditors; the official committee representing unsecured interests at EFCH and its direct subsidiary, TCEH; and the official committee representing unsecured interests at EFH and EFIH filed motions with the Bankruptcy Court seeking standing to prosecute derivative claims on behalf of TCEH relating to certain of these prepetition transactions. These claims were released effective when the Bankruptcy Court approved the Settlement Agreement.

The Settlement Agreement was approved in December 2015 and is expected to remain effective even if the Plan of Reorganization does not become effective.

Litigation Related to EPA Reviews — In June 2008, the EPA issued an initial request for information to TCEH under the EPA’s authority under Section 114 of the Clean Air Act (CAA). The stated purpose of the request is to obtain information necessary to determine compliance with the CAA, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. In April 2013, we received an additional information request from the EPA under Section 114 related to the Big Brown, Martin Lake and Monticello facilities as well as an initial information request related to the Sandow 4 generation facility.

In July 2012, the EPA sent us a notice of violation alleging noncompliance with the CAA’s New Source Review Standards and the air permits at our Martin Lake and Big Brown generation facilities. In July 2013, the EPA sent us a second notice of violation alleging noncompliance with the CAA’s New Source Review Standards at our Martin Lake and Big Brown generation facilities, which the EPA said “superseded” its July 2012 notice. In August 2013, the US Department of Justice, acting as the attorneys for the EPA, filed a civil enforcement lawsuit against Luminant Generation Company LLC and Big Brown Power Company LLC in federal district court in Dallas, alleging violations of the CAA at our Big Brown and Martin Lake generation facilities. In August 2015, the district court issued its ruling on our motion to dismiss and granted the motion as to seven of the nine claims asserted by the EPA in the lawsuit. Two claims remain before the district court, and those are currently scheduled for trial in October 2017. We believe that we have complied with all requirements of the CAA and intend to vigorously defend against the remaining allegations. The lawsuit requests the maximum civil penalties available under the CAA to the government of up to $32,500 to $37,500 per day for each alleged violation, depending on the date of the alleged violation, and injunctive relief, including an order requiring the installation of best available control technology at the affected units. An adverse outcome could require substantial capital expenditures that cannot be determined at this time and could possibly require the payment of substantial penalties. We cannot predict the outcome of these proceedings, including the financial effects, if any.

Greenhouse Gas Emissions — In August 2015, the EPA finalized rules to address greenhouse gas (GHG) emissions from new, modified and reconstructed units, and existing electricity generation plants. The rule for existing facilities would establish state-specific emissions rate goals to reduce nationwide CO2 emissions related to affected electricity generation units by over 30% from 2012 emission levels by 2030. A number of parties, including Luminant, filed petitions for review in the D.C. Circuit Court for the rule for new, modified and reconstructed plants. In addition, a number of petitions for review of the rule for existing plants were filed in the D.C. Circuit Court by various parties and groups, including challenges from twenty-seven different states opposed to the rule as well as those from, among others, certain power generating companies, various business groups and some labor unions. Luminant also filed its own petition for review. In addition, several parties have filed motions to stay the implementation of the rule while the court reviews the legality of the rule for existing units. In January 2016, the D.C. Circuit Court denied the motion to stay and ordered an expedited briefing on the merits. Oral argument is scheduled for June 2016. In January 2016, a coalition of states, industry (including Luminant) and other parties filed applications with the US Supreme Court asking that the court stay the rule. In February 2016, the US Supreme Court stayed the rule pending the conclusion of legal challenges on the rule before the D.C. Circuit Court and until the US Supreme Court disposes of any subsequent petition for review. While we cannot predict the outcome of this rulemaking and legal proceedings on our results of operations, liquidity or financial condition, the impacts could be material.

In August 2015, the EPA proposed model rules and federal plan requirements for states to consider as they develop state plans to comply with the rules for GHG emissions. A federal plan would then be finalized for a state if a state fails to submit a state plan by the deadlines established in the CAA for existing plants or if the EPA disapproves a submitted state plan. We filed comments on the federal plan proposal in January 2016. The EPA is expected to finalize the model rule by the summer of 2016. While we cannot predict the outcome of this rulemaking and legal proceedings on our results of operations, liquidity or financial condition, the impacts could be material.

Cross-State Air Pollution Rule (CSAPR)

In July 2011, the EPA issued the CSAPR, compliance with which would have required significant additional reductions of sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions from our fossil fueled generation units. In February 2012, the EPA released a final rule (Final Revisions) and a proposed rule revising certain aspects of the CSAPR, including increases in the emissions budgets for Texas and our generation assets as compared to the July 2011 version of the rule. In June 2012, the EPA finalized the proposed rule (Second Revised Rule). As compared to the proposed revisions to the CSAPR issued by the EPA in October 2011, the Final Revisions and the Second Revised Rule finalize emissions budgets for our generation assets that are approximately 6% lower for SO2, 3% higher for annual NOx and 2% higher for seasonal NOx.

The CSAPR became effective January 1, 2015. In July 2015, following a remand of the case from the US Supreme Court to consider further legal challenges, the D.C. Circuit Court unanimously ruled in favor of us and other petitioners, holding that the CSAPR emissions budgets over-controlled Texas and other states. The D.C. Circuit Court remanded those states’ budgets to the EPA for prompt reconsideration. While we planned to participate in the EPA’s reconsideration process to develop increased budgets that do not over-control Texas, the EPA instead responded to the remand by updating the budget for the 2008 ozone standard with a new rulemaking without explicitly addressing the issues of over-control of the 1997 standard. Comments on the EPA’s proposal were submitted by Luminant in February 2016. While we cannot predict the outcome of future proceedings related to the CSAPR, including the EPA’s reconsideration of the CSAPR emissions budgets for affected states, based upon our current operating plans we do not believe that the CSAPR will cause any material operational, financial or compliance issues.

State Implementation Plan (SIP)

In February 2013, in response to a petition for rulemaking filed by the Sierra Club, the EPA proposed a rule requiring certain states to replace SIP exemptions for excess emissions during malfunctions with an affirmative defense. Texas was not included in that original proposal since it already had an EPA-approved affirmative defense provision in its SIP. In 2014, as a result of a D.C. Circuit Court decision striking down an affirmative defense in another EPA rule, the EPA revised its 2013 proposal to extend the EPA’s proposed findings of inadequacy to states that have affirmative defense provisions, including Texas. The EPA’s revised proposal would require Texas to remove or replace its EPA-approved affirmative defense provisions for excess emissions during startup, shutdown and maintenance events. In May 2015, the EPA finalized the proposal. In June 2015, we filed a petition for review in the Fifth Circuit Court challenging certain aspects of the EPA’s final rule as they apply to the Texas SIP. The State of Texas and other parties have also filed similar petitions in the Fifth Circuit Court. In August 2015, the Fifth Circuit Court transferred the petitions that Luminant and other parties filed to the D.C. Circuit Court, and in October 2015 the petitions were consolidated with the pending petitions challenging the EPA’s action in the D.C. Circuit Court. Briefing in the D.C. Circuit Court on the challenges is scheduled to be completed by October 2016. We cannot predict the timing or outcome of this proceeding.

In June 2014, the Sierra Club filed a petition in the D.C. Circuit Court seeking review of several EPA regulations containing affirmative defenses for malfunctions, including the Mercury and Air Toxics Standard (MATS) for power plants. In the petition, the Sierra Club contends this affirmative defense is no longer permissible in light of a D.C. Circuit Court decision regarding similar defenses applicable to the cement industry. Luminant filed a motion to intervene in this case. In July 2014, the D.C. Circuit Court ordered the case stayed pending the EPA’s consideration of a petition for administrative reconsideration of the regulations at issue. In December 2014, the EPA signed a proposal to make technical corrections to the MATS rule. We filed comments on this proposal in April 2015. Except as set forth above, we cannot predict the timing or outcome of future proceedings related to this petition, the petition for administrative reconsideration that is pending before the EPA or the financial effects of these proceedings, if any.

Other Matters

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolutions of which, in the opinion of management, are not anticipated to have a material effect on our results of operations, liquidity or financial condition.

Environmental Contingencies

See discussion above regarding the CSAPR that includes provisions which, among other things, place limits on SO2 and NOX emissions produced by electricity generation plants. We do not believe the CSAPR provisions and the MATS rule issued by the EPA in December 2011 will have any material impact on our business, results of operations, liquidity or financial condition.

We must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. We believe that we are in compliance with current environmental laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable and could materially affect our financial condition, results of operations and liquidity.

The costs to comply with environmental regulations could be significantly affected by the following external events or conditions:

•	enactment of state or federal regulations regarding CO2 and other greenhouse gas emissions;

•	other changes to existing state or federal regulation regarding air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters, including revisions to clean air regulations developed by the EPA as a result of court rulings discussed above and MATS and Regional Haze, and

•	the identification of sites requiring clean-up or the filing of other complaints in which we may be asserted to be a potential responsible party under applicable environmental laws or regulations.

In February 2016, the EPA notified Texas of the EPA’s preliminary intention to designate as nonattainment areas around our Big Brown, Monticello and Martin Lake plants based on modeling data submitted to the EPA by Sierra Club. We continue to believe that these models do not accurately predict actual SO2 emissions measurements and that these designations should be determined by emissions data from air quality monitors. Should the EPA finalize these designations as intended in July 2016, Texas will begin the multi-year process to evaluate what potential emission controls or operational changes, if any, may be necessary to demonstrate attainment.

Labor Contracts

Certain personnel engaged in TCEH activities are represented by labor unions and covered by collective bargaining agreements. During 2015, all collective bargaining agreements covering bargaining unit personnel engaged in lignite mining operations, lignite/coal fueled generation operations, nuclear fueled generation operations and some of our natural gas powered generation operations were extended to March 2017. We do not expect any changes in collective bargaining agreements to have a material effect on our results of operations, liquidity or financial condition.

Nuclear Insurance

Nuclear insurance includes liability coverage, property damage, decontamination and premature decommissioning coverage and accidental outage and/or extra expense coverage. Nuclear insurance maintained meets or exceeds requirements promulgated by Section 170 (Price-Anderson) of the Atomic Energy Act (Act) and Title 10 of the Code of Federal Regulations. We intend to maintain insurance against nuclear risks as long as such insurance is available. The company is self-insured to the extent that losses (i) are within the policy deductibles, (ii) are not covered per policy exclusions, terms and limitations, (iii) exceed the amount of insurance maintained, or (iv) are not covered due to lack of insurance availability. Such losses could have a material effect on our financial condition and results of operations and liquidity.

With regard to liability coverage, the Act provides for financial protection for the public in the event of a significant nuclear generation plant incident. The Act sets the statutory limit of public liability for a single nuclear incident at $13.6 billion and requires nuclear generation plant operators to provide financial protection for this amount. The US Congress could impose revenue-raising measures on the nuclear industry to pay claims exceeding the $13.6 billion limit for a single incident mandated by the Act. As required, the company provides this financial protection for a nuclear incident at Comanche Peak resulting in public bodily injury and property damage through a combination of private insurance and industry-wide retrospective payment plan known as the Secondary Financial Protection (SFP).

Under the SFP, in the event of an incident at any nuclear generation plant in the US, each operating licensed reactor in the US is subject to an assessment of up to $127.3 million and this amount is subject to increases for inflation every five years, with the next adjustment expected in September 2018. Assessments are currently limited to $19 million per operating licensed reactor per year per incident. The company’s maximum potential assessment under the industry retrospective plan would be $254.6 million per incident but no more than $37.9 million in any one year for each incident. The potential assessment is triggered by a nuclear liability loss in excess of $375 million per accident at any nuclear facility.

With respect to nuclear decontamination and property damage insurance, the NRC requires that nuclear generation plant license-holders maintain at least $1.06 billion of such insurance and require the proceeds thereof to be used to place a plant in a safe and stable condition, to decontaminate it pursuant to a plan submitted to and approved by the NRC before the proceeds can be used for plant repair or restoration or to provide for premature decommissioning. The company maintains nuclear decontamination and property damage insurance for Comanche Peak in the amount of $2.25 billion (subject to $5 million deductible per accident), above which the company is self-insured.

The company maintains Accidental Outage insurance to cover the additional costs of obtaining replacement electricity from another source if one or both of the units at Comanche Peak are out of service for more than twelve weeks as a result of covered direct physical damage. The coverage provides for weekly payments of $3.5 million for the first fifty-two weeks and $2.8 million for the next 110 weeks for each outage, respectively, after the initial twelve-week waiting period. The total maximum coverage is $490 million per unit. The coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident.

14. MEMBERSHIP INTERESTS

Cash Distributions to Parent

We paid no cash distributions to EFCH in 2015, 2014 or 2013.

Dividend Restrictions

The agreement governing the DIP Facility generally restricts TCEH’s ability to make distributions or loans to any of its parent companies or their subsidiaries unless such distributions or loans are expressly permitted under the agreement governing such facility.

Under applicable law, we are prohibited from paying any distribution to the extent that immediately following payment of such distribution, we would be insolvent. In addition, due to the Chapter 11 Cases, no dividends are eligible to be paid without the approval of the Bankruptcy Court.

Noncontrolling Interests

As discussed in Notes 8 and 19, we consolidated a joint venture formed in 2009 for the purpose of developing two new nuclear generation units, which resulted in a noncontrolling interests component of equity. Net loss attributable to noncontrolling interests of $107 million for the year ended December 31, 2013 reflected the noncontrolling interest share of the impairment of the assets of the nuclear generation development joint venture. Net loss attributable to the noncontrolling interests was immaterial for the years ended December 31, 2015 and 2014.

15. FAIR VALUE MEASUREMENTS

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•	Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 assets and liabilities include exchange-traded commodity contracts. For example, some of our derivatives are NYMEX or the Intercontinental Exchange (an electronic commodity exchange) futures and swaps transacted through clearing brokers for which prices are actively quoted.

•	Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other mathematical means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, our Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•	Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value. For example, our Level 3 assets and liabilities include certain derivatives with values derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means. See further discussion below.

Our valuation policies and procedures are developed, maintained and validated by an EFH Corp. centralized risk management group that reports to the EFH Corp. Chief Financial Officer, who also functions as the Chief Risk Officer. Risk management functions include commodity price reporting and validation, valuation model validation, risk analytics, risk control, credit risk management and risk reporting.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, we attempt to obtain multiple quotes from brokers (generally non-binding) that are active in the commodity markets in which we participate (and require at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors. In addition, for valuation of interest rate swaps, we used generally accepted interest rate swap valuation models utilizing month-end interest rate curves.

Probable loss from default by either us or our counterparties is considered in determining the fair value of derivative assets and liabilities. These non-performance risk adjustments take into consideration credit enhancements and the credit risks associated with our credit standing and the credit standing of our counterparties (see Note 16 for additional information regarding credit risk associated with our derivatives). We utilize published credit ratings, default rate factors and debt trading values in calculating these fair value measurement adjustments.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including, but not limited to, commodity prices, volatility factors, discount rates and other market based factors. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Significant unobservable inputs used to develop the valuation models include volatility curves, correlation curves, illiquid pricing locations and credit/non-performance risk assumptions. Those valuation models are generally used in developing long-term forward price curves for certain commodities. We believe the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

The significant unobservable inputs and valuation models are developed by employees trained and experienced in market operations and fair value measurements and validated by the company’s risk management group, which also further analyzes any significant changes in Level 3 measurements. Significant changes in the unobservable inputs could result in significant upward or downward changes in the fair value measurement.

With respect to amounts presented in the following fair value hierarchy tables, the fair value measurement of an asset or liability (e.g., a contract) is required to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

Assets and liabilities measured at fair value on a recurring basis consisted of the following:

	December 31, 2015
	Level 1	Level 2	Level 3 (a)	Total
Assets:
Commodity contracts	$385	$41	$49	$475
Nuclear decommissioning trust — equity securities (b)	380	219	—	599
Nuclear decommissioning trust — debt securities (b)	—	319	—	319

Total assets	$765	$579	$49	$1,393

Liabilities:
Commodity contracts	$128	$64	$12	$204

Total liabilities	$128	$64	$12	$204

	December 31, 2014
	Level 1	Level 2	Level 3 (a)	Total
Assets:
Commodity contracts	$402	$46	$49	$497
Nuclear decommissioning trust — equity securities (b)	375	217	—	592
Nuclear decommissioning trust — debt securities (b)	—	301	—	301

Total assets	$777	$564	$49	$1,390

Liabilities:
Commodity contracts	$278	$25	$14	$317

Total liabilities	$278	$25	$14	$317

(a)	See table below for description of Level 3 assets and liabilities.
(b)	The nuclear decommissioning trust investment is included in the investments line in the consolidated balance sheets. See Note 19.

Commodity contracts consist primarily of natural gas, electricity, fuel oil, uranium and coal agreements and include financial instruments entered into for hedging purposes as well as physical contracts that have not been designated normal purchases or sales. See Note 16 for further discussion regarding derivative instruments, including the termination of certain natural gas hedging agreements shortly after the Bankruptcy Filing.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of our nuclear generation facility. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following tables present the fair value of the Level 3 assets and liabilities by major contract type and the significant unobservable inputs used in the valuations at December 31, 2015 and 2014:

December 31, 2015
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$1	$(1)	$—	Valuation Model	Illiquid pricing locations (c)	$15 to $35/MWh
					Hourly price curve shape (d)	$15 to $45/MWh
Electricity congestion revenue rights	39	(4)	35	Market Approach (e)	Illiquid price differences between settlement points (f)	$0 to $10/MWh
Other (i)	9	(7)	2

Total	$49	$(12)	$37

December 31, 2014
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$4	$(5)	$(1)	Valuation Model	Illiquid pricing locations (c)	$30 to $50/MWh
					Hourly price curve shape (d)	$20 to $70/MWh
Electricity congestion revenue rights	38	(4)	34	Market Approach (e)	Illiquid price differences between settlement points (f)	$0 to $20/MWh
Coal purchases	—	(4)	(4)	Market Approach (e)	Illiquid price variances between mines (g)	$0 to $1/ton
					Illiquid price variances between heat content (h)	$0 to $1/ton
Other (i)	7	(1)	6

Total	$49	$(14)	$35

(a)	Electricity purchase and sales contracts include hedging positions in the ERCOT regions, as well as power contracts, the valuations of which include unobservable inputs related to the hourly shaping of the price curve. Electricity congestion revenue rights contracts consist of forward purchase contracts (swaps and options) used to hedge electricity price differences between settlement points within ERCOT. Coal purchase contracts relate to western (Powder River Basin) coal.

(b)	The range of the inputs may be influenced by factors such as time of day, delivery period, season and location.
(c)	Based on the historical range of forward average monthly ERCOT hub and load zone prices.
(d)	Based on the historical range of forward average hourly ERCOT North Hub prices.
(e)	While we use the market approach, there is either insufficient market data to consider the valuation liquid or the significance of credit reserves or non-performance risk adjustments results in a Level 3 designation.
(f)	Based on the historical price differences between settlement points within the ERCOT hubs and load zones.
(g)	Based on the historical range of price variances between mine locations.
(h)	Based on historical ranges of forward average prices between different heat contents (potential energy in coal for a given mass).
(i)	Other includes contracts for ancillary services, natural gas, power options, diesel options and coal options.

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy for the years ended December 31, 2015, 2014 and 2013. See the table of changes in fair values of Level 3 assets and liabilities below for discussion of transfers between Level 2 and Level 3 for the years ended December 31, 2015, 2014 and 2013.

The following table presents the changes in fair value of the Level 3 assets and liabilities for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
Net asset (liability) balance at beginning of period	$35	$(973)	$29

Total unrealized valuation gains (losses)	27	(97)	(48)
Purchases, issuances and settlements (a):
Purchases	49	63	92
Issuances	(13)	(5)	(7)
Settlements	(48)	1,053	138
Transfers into Level 3 (b)	1	—	(1,181)
Transfers out of Level 3 (b)	(14)	(6)	4

Net change (c)	2	1,008	(1,002)

Net asset (liability) balance at end of period	$37	$35	$(973)

Unrealized valuation gains (losses) relating to instruments held at end of period	$18	$(5)	$435

(a)	Settlements reflect reversals of unrealized mark-to-market valuations previously recognized in net income. Purchases and issuances reflect option premiums paid or received. Settlement amounts in 2014 reflect termination of the TCEH interest rate swaps and include the reversal of a nonperformance risk adjustment as discussed in Note 16.
(b)	Includes transfers due to changes in the observability of significant inputs. Transfers in and out occur at the end of each quarter, which is when the assessments are performed. All Level 3 transfers during the years presented are in and out of Level 2. Transfers into Level 3 during 2013 reflect a nonperformance risk adjustment in the valuation of the TCEH interest rate swaps, which were secured by a first-lien interest in the same assets of TCEH (on a pari passu basis) with the TCEH Senior Secured Facilities and the TCEH Senior Secured Notes (see Note 12).
(c)	Substantially all changes in values of commodity contracts are reported in the statements of consolidated income (loss) in net gain (loss) from commodity hedging and trading activities. Changes in values of interest rate swaps transferred into Level 3 in 2013 are reported in the statements of consolidated income (loss) in interest expense and related charges (see Note 9). Activity excludes changes in fair value in the month the positions settled as well as amounts related to positions entered into and settled in the same quarter.

16. COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Strategic Use of Derivatives

We transact in derivative instruments, such as options, swaps, futures and forward contracts, to manage commodity price risk. Because certain of these instruments are deemed to be forward contracts under the Bankruptcy Code, they are not subject to the automatic stay, and counterparties may elect to terminate the agreements. Prior to the Petition Date, we had entered into interest rate swaps to manage our interest rate risk exposure. See Note 15 for a discussion of the fair value of derivatives.

Commodity Hedging and Trading Activity — We have natural gas hedging positions designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales and related cash flows. In ERCOT, the wholesale price of electricity has generally moved with the price of natural gas. We have entered into market transactions involving natural gas-related financial instruments and have sold forward natural gas through 2016 in order to hedge a portion of electricity price exposure related to expected lignite/coal and nuclear fueled generation. We also enter into derivatives, including electricity, natural gas, fuel oil, uranium, emission and coal instruments, generally for short-term hedging purposes. Consistent with existing Bankruptcy Court orders, to a limited extent, we also enter into derivative transactions for proprietary trading purposes, principally in natural gas and electricity markets. Unrealized gains and losses arising from changes in the fair value of hedging and trading instruments as well as realized gains and losses upon settlement of the instruments are reported in the statements of consolidated income (loss) in net gain (loss) from commodity hedging and trading activities.

Interest Rate Swap Transactions — Interest rate swap agreements have been used to reduce exposure to interest rate changes by converting floating-rate debt to fixed rates, thereby hedging future interest costs and related cash flows. Interest rate basis swaps were used to effectively reduce the hedged borrowing costs. Unrealized gains and losses arising from changes in the fair value of the swaps as well as realized gains and losses upon settlement of the swaps were reported in the statements of consolidated income (loss) in interest expense and related charges. As of December 31, 2015 and 2014, we had no active interest rate swap derivatives.

Termination of Commodity Hedges and Interest Rate Swaps — Commodity hedges and interest rate swaps entered into prior to the Petition Date are deemed to be forward contracts under the Bankruptcy Code. The Bankruptcy Filing constituted an event of default under these arrangements, and in accordance with the contractual terms, counterparties terminated certain positions shortly after the Bankruptcy Filing. The positions terminated consisted almost entirely of natural gas hedging positions and interest rate swaps that were secured by a first-lien interest in the same assets of TCEH on a pari passu basis with the TCEH Senior Secured Facilities and the TCEH Senior Secured Notes.

Entities with a first-lien security interest included counterparties to both our natural gas hedging positions and interest rate swaps, which had entered into master agreements that provided for netting and setoff of amounts related to these positions. Additionally, certain counterparties to only our interest rate swaps hold the same first-lien security interest. The net liability recorded for the terminations totaled $1.116 billion, which represented a realized loss of $1.233 billion related to the interest rate swaps, net of a realized gain of $117 million related to the natural gas hedging positions. Additionally, net accounts payable amounts related to matured interest rate swaps of $127 million are also secured by the same first-lien secured interest. The total net liability of $1.243 billion is subject to the terms of settlement of TCEH’s first-lien claims ultimately approved by the Bankruptcy Court and is reported in the consolidated balance sheets as a liability subject to compromise. Additionally, counterparties associated with the net liability are allowed, and have been receiving, adequate protection payments related to their claims as permitted by TCEH’s cash collateral order approved by the Bankruptcy Court (see Note 9).

The derivative liability related to the TCEH interest rate swaps included a nonperformance risk adjustment (resulting in a Level 3 valuation). This fair value adjustment reflected the counterparties’ exposure to our credit risk. The amount of the adjustment was after consideration of derivative assets related to natural gas hedging positions with the same counterparties. The difference between the net liability arising upon the termination of the interest rate swaps and the natural gas hedging positions and the net derivative assets and liabilities recorded totaled $277 million, substantially all of which represented the nonperformance risk adjustment, and is reported as a noncash charge in reorganization items in the statements of consolidated income (loss) in accordance with ASC 852 (see Note 10).

Financial Statement Effects of Derivatives

Substantially all derivative contractual assets and liabilities arise from mark-to-market accounting consistent with accounting standards related to derivative instruments and hedging activities. The following tables provide detail of commodity and other derivative contractual assets and liabilities (with the column totals representing the net positions of the contracts) as reported in the consolidated balance sheets at December 31, 2015 and 2014 (noncurrent assets and liabilities are reported in other noncurrent assets and other noncurrent liabilities and deferred credits, respectively). All amounts relate to commodity contracts.

	December 31, 2015			December 31, 2014
	Derivative Assets	Derivative Liabilities	Total	Derivative Assets	Derivative Liabilities	Total
Current assets	$465	$—	$465	$492	$—	$492
Noncurrent assets	10	—	10	5	—	5
Current liabilities	—	(203)	(203)	—	(316)	(316)
Noncurrent liabilities	—	(1)	(1)	—	(1)	(1)

Net assets (liabilities)	$475	$(204)	$271	$497	$(317)	$180

At December 31, 2015 and 2014, there were no derivative positions accounted for as cash flow or fair value hedges.

The following table presents the pretax effect of derivatives on net income (gains (losses)), including realized and unrealized effects:

	Year Ended December 31,
Derivative (statements of consolidated income (loss) presentation)	2015	2014	2013
Commodity contracts (Net gain (loss) from commodity hedging and trading activities) (a)	$380	$17	$(54)
Interest rate swaps (Interest expense and related charges) (b)	—	(128)	433
Interest rate swaps (Reorganization items) (Note 10)	—	(277)	—

Net gain (loss)	$380	$(388)	$379

(a)	Amount represents changes in fair value of positions in the derivative portfolio during the period, as realized amounts related to positions settled are assumed to equal reversals of previously recorded unrealized amounts.
(b)	Includes unrealized mark-to-market net gain (loss) as well as the net realized effect on interest paid/accrued, both reported in Interest Expense and Related Charges (see Note 9).

The pretax effect (all losses) on net income and other comprehensive income (OCI) of derivative instruments previously accounted for as cash flow hedges was immaterial in the years ended December 31, 2015, 2014 and 2013. There were no amounts recognized in OCI for the years ended December 31, 2015, 2014 and 2013.

There were no transactions designated as cash flow hedges during the years ended December 31, 2015, 2014 or 2013.

Accumulated other comprehensive income related to cash flow hedges at December 31, 2015 and 2014 totaled $33 million and $35 million in net losses (after-tax), respectively, substantially all of which relates to interest rate swaps previously accounted for as cash flow hedges. We expect that $2 million of net losses (after-tax) related to cash flow hedges included in accumulated other comprehensive income at December 31, 2015 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Balance Sheet Presentation of Derivatives

Consistent with elections under US GAAP to present amounts on a gross basis, we report derivative assets and liabilities in the consolidated balance sheets without taking into consideration netting arrangements we have with counterparties. We may enter into offsetting positions with the same counterparty, resulting in both assets and liabilities. Volatility in underlying commodity prices can result in significant changes in assets and liabilities presented from period to period.

Margin deposits that contractually offset these derivative instruments are reported separately in the consolidated balance sheets. Margin deposits received from counterparties are either used for working capital or other corporate purposes or are deposited in a separate restricted cash account. At December 31, 2015 and 2014, essentially all margin deposits held were unrestricted.

We maintain standardized master netting agreements with certain counterparties that allow for the netting of positive and negative exposures. Generally, we utilize the International Swaps and Derivatives Association (ISDA) standardized contract for financial transactions, the Edison Electric Institute standardized contract for physical power transactions and the North American Energy Standards Board (NAESB) standardized contract for physical natural gas transactions. These contain credit enhancements that allow for the right to offset assets and liabilities and collateral received in order to reduce credit exposure between us and the counterparty. These agreements contain specific language related to margin requirements, monthly settlement netting, cross-commodity netting and early termination netting, which is negotiated with the contract counterparty.

The following tables reconcile our derivative assets and liabilities as presented in the consolidated balance sheets to net amounts after taking into consideration netting arrangements with counterparties and financial collateral:

December 31, 2015
	Amounts Presented in Balance Sheet	Offsetting Instruments (a)	Financial Collateral (Received) Pledged (b)	Net Amounts
Derivative assets:
Commodity contracts	$475	$(145)	$(147)	$183
Derivative liabilities:
Commodity contracts	(204)	145	6	(53)

Net amounts	$271	$—	$(141)	$130

December 31, 2014
	Amounts Presented in Balance Sheet	Offsetting Instruments (a)	Financial Collateral (Received) Pledged (b)	Net Amounts
Derivative assets:
Commodity contracts	$497	$(298)	$(16)	$183
Derivative liabilities:
Commodity contracts	(317)	298	2	(17)

Net amounts	$180	$—	$(14)	$166

(a)	Amounts presented exclude trade accounts receivable and payable related to settled financial instruments.
(b)	Financial collateral consists entirely of cash margin deposits.

Derivative Volumes — The following table presents the gross notional amounts of derivative volumes at December 31, 2015 and 2014:

	December 31,		Unit of Measure
	2015	2014
Derivative type	Notional Volume
Natural gas (a)	1,489	1,687	Million MMBtu
Electricity	58,022	22,820	GWh
Congestion Revenue Rights (b)	106,260	89,484	GWh
Coal	10	10	Million US tons
Fuel oil	35	36	Million gallons
Uranium	75	150	Thousand pounds

(a)	Represents gross notional forward sales, purchases and options transactions, locational basis swaps and other natural gas transactions.
(b)	Represents gross forward purchases associated with instruments used to hedge electricity price differences between settlement points within ERCOT.

Credit Risk-Related Contingent Features of Derivatives

The agreements that govern our derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of these agreements require the posting of collateral if our credit rating is downgraded by one or more credit rating agencies; however, due to the Chapter 11 Cases, substantially all of such collateral posting requirements have already been effective.

At December 31, 2015 and 2014, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully collateralized totaled $58 million and $17 million, respectively. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with counterparties totaling $31 million and $5 million at December 31, 2015 and 2014, respectively. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross-default provisions, the remaining liquidity requirements would be immaterial at both December 31, 2015 and 2014.

In addition, certain derivative agreements include indebtedness cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. At December 31, 2015 and 2014, the fair value of derivative liabilities subject to such cross-default provisions were immaterial.

As discussed immediately above, the aggregate fair values of liabilities under derivative agreements with credit risk-related contingent features, including cross-default provisions, totaled $59 million and $18 million at December 31, 2015 and 2014, respectively. These amounts are before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets subject to related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

Concentrations of Credit Risk Related to Derivatives

We have concentrations of credit risk with the counterparties to our derivative contracts. At December 31, 2015, total credit risk exposure to all counterparties related to derivative contracts totaled $527 million (including associated accounts receivable). The net exposure to those counterparties totaled $199 million at December 31, 2015 after taking into effect netting arrangements, setoff provisions and collateral, with the largest net exposure to a single counterparty totaling $110 million. At December 31, 2015, the credit risk exposure to the banking and financial sector represented 78% of the total credit risk exposure and 56% of the net exposure.

Exposure to banking and financial sector counterparties is considered to be within an acceptable level of risk tolerance because all of this exposure is with counterparties with investment grade credit ratings. However, this concentration increases the risk that a default by any of these counterparties would have a material effect on our financial condition, results of operations and liquidity. The transactions with these counterparties contain certain provisions that would require the counterparties to post collateral in the event of a material downgrade in their credit rating.

We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies authorize specific risk mitigation tools including, but not limited to, use of standardized master agreements that allow for netting of positive and negative exposures associated with a single counterparty. Credit enhancements such as parent guarantees, letters of credit, surety bonds, liens on assets and margin deposits are also utilized. Prospective material changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. The process can result in the subsequent reduction of the credit limit or a request for additional financial assurances. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the derivative contracts or delays in receipts of expected settlements if the counterparties owe amounts to us.

17. PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Pension Plan

Our subsidiaries are participating employers in the EFH Retirement Plan (the Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. After amendments in 2012, employees in the Retirement Plan now consist entirely of our active and retired collective bargaining unit employees. The Retirement Plan is a qualified defined benefit pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of ERISA. All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs. It is EFH Corp.’s policy to fund the Retirement Plan assets only to the extent deductible under existing federal tax regulations.

Our subsidiaries also participate in EFH Corp.’s supplemental unfunded retirement plans for certain employees whose retirement benefits cannot fully be earned under the qualified Retirement Plan, the information for which is included below.

Other Postretirement Employee Benefit (OPEB) Plan

Our subsidiaries participate with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer OPEB in the form of health care and life insurance to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service. In 2011, we changed the OPEB plan whereby, effective January 1, 2013, Medicare-eligible retirees are subject to a cap on increases in subsidies received under the plan to offset medical costs.

Pension and OPEB Costs Recognized as Expense

The following details net pension and OPEB costs recognized as expense. Ongoing allocations of pension and OPEB costs are reimbursed to EFH Corp. The pension and OPEB amounts provided represent allocations to us of amounts related to EFH Corp.’s plans.

	Year Ended December 31,
	2015	2014	2013
Pension costs	$8	$7	$9
OPEB costs	3	5	3

Total benefit costs recognized as expense	$11	$12	$12

For determining net periodic pension cost, EFH Corp. uses the calculated value method to determine the market-related value of the assets held in trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year. For determining net periodic OPEB cost, EFH Corp. uses the fair value method of determining the market-related value of the assets held in trust.

Regulatory Recovery of Pension and OPEB Costs

The Texas Public Utility Regulatory Act provides for the recovery by Oncor, in its regulated revenue rates, of pension and OPEB costs applicable to services of Oncor’s active and retired employees, as well as services of active and retired personnel engaged in TCEH’s activities, related to their service prior to the deregulation and disaggregation of EFH Corp.’s electric utility business effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

Additional Multiemployer Plan Participation Disclosures

We have not been allocated any overfunded asset or underfunded liability related to our participation in EFH Corp.’s pension and OPEB plans. However, we are jointly and severally liable for all EFH Corp. pension and OPEB plan liabilities and are subject to certain risks including the following:

•	Funding/assets contributed by us may be used to provide benefits to employees from other participating entities;

•	We may be required to bear the unfunded obligations of another participating employer that stops making contributions, and

•	If we stop participating, we may be required to pay an amount to the plan based on the underfunded status of the plan.

Our share of contributions to the Retirement Plan assets was 24% in the year ended December 31, 2015 and 24% in the year ended December 31, 2014. We made no contributions to the Retirement Plan assets in the year ended December 31, 2013. The Retirement Plan was at least 80% funded pre-petition and 100% funded subsequent to the Petition Date as determined under the provisions of ERISA. The Employer Identification Number of the Retirement Plan is 75-2669310 and the plan number is 002.

Assumed Discount Rate

The discount rate reflected in net periodic pension costs was 4.19%, 5.07% and 4.30% for the years ended December 31, 2015, 2014 and 2013, respectively. The discount rate reflected in net OPEB costs was 3.81%, 4.98% and 4.10% for the years ended December 31, 2015, 2014 and 2013, respectively. The expected rate of return on plan assets reflected in the 2015 cost amounts is 5.38% for the pension plan assets.

Contributions in 2015 and 2016

In December 2015, a cash contribution totaling $67 million was made to the Retirement Plan assets, of which $51 million was contributed by Oncor and $16 million was contributed by TCEH, resulting in the plan being fully funded as calculated under the provisions of ERISA. As a result of the Bankruptcy Filing, participants in the Retirement Plan who choose to retire would not be eligible for the lump sum payout option under the Retirement Plan unless the Retirement Plan is fully funded. Pension plan funding in 2016 is expected to total $3 million. OPEB plan funding in 2015 totaled $8 million, and funding in 2016 is expected to total $8 million.

Thrift Plan

Our employees may participate in a qualified savings plan, the EFH Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under applicable law. Employees who earn more than such threshold may contribute from 1% to 20% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% (75% for employees covered under the Traditional Retirement Plan Formula) of the first 6% of employee contributions. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Our contributions to the Thrift Plan totaled $21 million for each of the years ended December 31, 2015, 2014 and 2013. In accordance with an agreement in 2014 between Oncor and EFH Corp., Oncor ceased participation in EFH Corp.’s Thrift Plan effective January 1, 2015 and established its own plan.

18. RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions.

•	Our retail operations pay Oncor for services it provides, principally the delivery of electricity. Expenses recorded for these services, reported in fuel, purchased power costs and delivery fees, totaled approximately $1.0 billion for each of the years ended December 31, 2015, 2014 and 2013. The fees are based on rates regulated by the PUCT that apply to all REPs. The consolidated balance sheets at both December 31, 2015 and 2014 reflect amounts due currently to Oncor totaling $118 million (included in trade accounts and other payables to affiliates) largely related to these electricity delivery fees.

•	Notes receivable from EFH Corp. were payable to TCEH on demand (TCEH Demand Notes) and arose from cash loaned for debt principal and interest payments and other general corporate purposes of EFH Corp. The TCEH Demand Notes were guaranteed by EFIH and EFCH on a senior unsecured basis. The TCEH Demand Notes were pledged as collateral under the TCEH Senior Secured Facilities. In January 2013, EFIH used $680 million of the proceeds from its August 2012 debt issuance to pay a dividend to EFH Corp., which EFH Corp. used with cash on hand to repay the entire balance of the TCEH Demand Notes. The average daily balance of the TCEH Demand Notes totaled $57 million for the year ended December 31, 2013. The TCEH Demand Notes carried interest at a rate based on the one-month LIBOR rate plus 5.00%, and interest income related to the TCEH Demand Notes totaled $3 million for the year ended December 31, 2013.

•

In the first quarter of 2014, a cash contribution totaling $84 million was made to the EFH Corp. retirement plan, of which $64 million was contributed by Oncor and $20 million was contributed by TCEH. In December 2015, an additional cash contribution totaling $67 million was made to the EFH

Corp. retirement plan, of which $51 million was contributed by Oncor and $16 million was contributed by TCEH. These contributions resulted in the EFH Corp. retirement plan being fully funded as calculated under the provisions of ERISA, as amended. As a result of the Bankruptcy Filing, participants in the EFH Corp. retirement plan who choose to retire would not be eligible for the lump sum payout option under the retirement plan unless the EFH Corp. retirement plan was fully funded. The payments by TCEH were accounted for as an advance to EFH Corp. that will be settled as pension expense is allocated to TCEH in the normal course. The balance of the advance totaled $24 million at December 31, 2015, with $6 million recorded as a current asset and $18 million recorded as a noncurrent asset. The balance of the advance totaled $15 million at December 31, 2014, with $8 million recorded as a current asset and $7 million recorded as a noncurrent asset.

Receivables from affiliates are measured at historical cost and have historically consisted of notes receivable for cash loaned to EFH Corp. for debt principal and interest payments and other general corporate purposes of EFH Corp. as discussed above. We review economic conditions, counterparty credit scores and historical payment activity to assess the overall collectability of our affiliated receivables. There were no credit loss allowances at December 31, 2015 and 2014, respectively.

•	A subsidiary of EFH Corp. bills our subsidiaries for information technology, financial, accounting and other administrative services at cost. These charges, which are largely settled in cash and primarily reported in SG&A expenses, totaled $205 million, $204 million and $241 million for the years ended December 31, 2015, 2014 and 2013, respectively. These amounts include allocated expense, which totaled $10 million and $29 million for the years ended December 31, 2014 and 2013, respectively, for management fees owed and paid by EFH Corp. to the Sponsor Group. Effective with the Petition Date, EFH Corp. suspended allocations of such fees to TCEH. Fees accrued as of the Petition Date are classified as LSTC as of December 31, 2014 and were eliminated in December 2015 as part of the Settlement Agreement. Beginning in 2012, we reimburse a subsidiary of EFH Corp. for an allocated share of technology-related equipment purchased by the subsidiary. Amounts we paid in 2014 and 2013 related to technology-related equipment totaled $4 million and $29 million and were accounted for as an intangible asset to be amortized over the life of the equipment. Previously, the depreciation of such equipment was included in the administrative cost billings.

•	See Note 12 for discussion of a letter of credit issued by TCEH in 2014 to a subsidiary of EFH Corp. to secure its amounts payable to the subsidiary arising from recurring transactions in the normal course.

•	During 2015, we purchased $16 million in information technology assets from a subsidiary of EFH Corp. and cash settled $14 million of these assets in 2015 and $2 million in early 2016. In 2014, a subsidiary of EFH Corp. sold information technology assets to us totaling $52 million. We cash settled $45 million of these transactions and a subsidiary of EFH Corp. cash settled $7 million of this obligation by drawing on the letter of credit issued by TCEH. The assets are substantially for the use of TCEH and its subsidiaries.

•	Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility is funded by a delivery fee surcharge billed to REPs by Oncor, as collection agent, and remitted monthly to us for contribution to the trust fund with the intent that the trust fund assets, reported in investments in our consolidated balance sheets, will ultimately be sufficient to fund the actual future decommissioning liability, reported in noncurrent liabilities in our consolidated balance sheets. The delivery fee surcharges remitted to us totaled $17 million for both of the years ended December 31, 2015 and 2014 and $16 million for the year ended December 31, 2013. Income and expenses associated with the trust fund and the decommissioning liability incurred by us are offset by a net change in a receivable/payable that ultimately will be settled through changes in Oncor’s delivery fee rates. At December 31, 2015 and 2014, the excess of the trust fund balance over the decommissioning liability resulted in a payable totaling $409 million and $479 million, respectively, reported in other noncurrent liabilities. In November 2015, the PUCT approved Luminant’s updated nuclear decommissioning cost study and funding analysis.

•	EFH Corp. files consolidated federal income tax and Texas state margin tax returns that include our results; however, under a Federal and State Income Tax Allocation Agreement, our federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., are recorded as if we file our own corporate income tax return. As of December 31, 2015, we had current income tax liabilities of $11 million. As of December 31, 2014, we had current income tax liabilities of $17 million and noncurrent income tax liabilities of $631 million payable to EFH Corp. reported as LSTC. In 2015, $609 million of the income tax liability was eliminated under the terms of the Settlement Agreement. We made tax payments to EFH Corp. totaling $29 million, $31 million and $143 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Pursuant to the Federal and State Income Tax Allocation Agreement between EFH Corp. and TCEH, in September 2013, TCEH made a federal income tax payment of $84 million to EFH Corp. related to the 1997 through 2002 IRS appeals settlement. The Plan of Reorganization provides that the Debtors will reject this agreement at the effective time of the Plan of Reorganization. Under the Settlement Agreement, no further cash payments will be made in respect of federal income tax. See Note 6.

•	Certain transmission and distribution utilities in Texas have requirements in place to assure adequate creditworthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these requirements, as a result of TCEH’s credit rating being below investment grade, we are required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, at both December 31, 2015 and 2014, respectively, we had posted letters of credit and/or cash in the amount of $6 million and $9 million for the benefit of Oncor.

•	Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, we would be required to post a letter of credit in an amount equal to $170 million to secure our payment obligations to Oncor in the event, which has not occurred, two or more rating agencies downgrade Oncor’s credit rating below investment grade.

•	In 2007, TCEH entered into the TCEH Senior Secured Facilities with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of each member of the Sponsor Group have from time to time engaged in commercial banking transactions with us and/or provided financial advisory services to us, in each case in the normal course of business.

•	Affiliates of GS Capital Partners were parties to certain commodity and interest rate hedging transactions with us in the normal course of business.

•	Affiliates of the Sponsor Group have sold or acquired, and in the future may sell or acquire, debt or debt securities issued by us in open market transactions or through loan syndications.

•	As a result of debt repurchase and exchange transactions in 2009 through 2011, EFH Corp. and EFIH held TCEH debt securities at December 31, 2014 as shown below (principal amounts). The $382 million in notes payable as of the Petition Date was classified as LSTC. The amounts of TCEH debt held by EFIH or EFH Corp. were eliminated as a result of the Settlement Agreement approved by the Bankruptcy Court in December 2015. In conjunction with the Settlement Agreement approved by the Bankruptcy Court in December 2015, EFH Corp. and EFIH waived their rights to the claims associated with these debt securities resulting in a gain recorded in reorganization items (see Note 10).

Principal Amount
TCEH Senior Notes:
Held by EFH Corp.	$284
Held by EFIH	79
TCEH Term Loan Facilities:
Held by EFH Corp.	19

Total	$382

Interest expense on the notes totaled $1 million, $13 million and $38 million for the years ended December 31, 2015, 2014 and 2013, respectively. Contractual interest, not paid or recorded, totaled $37 million and $25 million for the years ended December 31, 2015 and 2014, respectively. See Note 9.

19. SUPPLEMENTARY FINANCIAL INFORMATION

Restricted Cash

	December 31, 2015		December 31, 2014
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to the DIP Facility (Note 11)	$519	$—	$—	$350
Amounts related to TCEH’s pre-petition Letter of Credit Facility (Note 12) (a)	—	507	—	551
Other	—		2

Total restricted cash	$519	$507	$2	$901

(a)	See Note 12 for discussion of letter of credit draws in 2014 and 2015.

Trade Accounts Receivable

	December 31,
	2015	2014
Wholesale and retail trade accounts receivable	$542	$603
Allowance for uncollectible accounts	(9)	(15)

Trade accounts receivable — net	$533	$588

Gross trade accounts receivable at December 31, 2015 and 2014 included unbilled revenues of $231 million and $239 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Year Ended December 31,
	2015	2014	2013
Allowance for uncollectible accounts receivable at beginning of period	$15	$14	$9
Increase for bad debt expense	34	38	33
Decrease for account write-offs	(40)	(37)	(28)

Allowance for uncollectible accounts receivable at end of period	$9	$15	$14

Variable Interest Entities

A variable interest entity (VIE) is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. Accounting standards require consolidation of a VIE if we have (a) the power to direct the significant activities of the VIE and (b) the right or obligation to absorb profit and loss from the VIE (i.e., we are the primary beneficiary of the VIE). In determining the appropriateness of consolidation of a VIE, we evaluate its purpose, governance structure, decision making processes and risks that are passed on to its interest holders. We also examine the nature of any related party relationships among the interest holders of the VIE and the nature of any special rights granted to the interest holders of the VIE. There are no material investments accounted for under the equity or cost method.

Prior to the fourth quarter of 2014, we consolidated as a VIE Comanche Peak Nuclear Power Company LLC (CPNPC), a joint venture formed by subsidiaries of TCEH and Mitsubishi Heavy Industries Ltd. (MHI) for the purpose of developing two new nuclear generation units at our existing Comanche Peak nuclear fueled generation facility. In the fourth quarter of 2014, the MHI subsidiary withdrew from the joint venture. As a result, the TCEH subsidiary owns 100% of CPNPC, CPNPC no longer qualifies as a VIE and CPNPC is now consolidated as a wholly owned subsidiary. See Note 8 for additional discussion of CPNPC, including impairment of essentially all of its assets in 2013.

Inventories by Major Category

	December 31,
	2015	2014
Materials and supplies	$226	$214
Fuel stock	170	215
Natural gas in storage	32	39

Total inventories	$428	$468

Investments

	December 31,
	2015	2014
Nuclear plant decommissioning trust	$918	$893
Land	36	37
Miscellaneous other	8	11

Total investments	$962	$941

Nuclear Decommissioning Trust — Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited by TCEH in the trust fund. Income and expense associated with the trust fund and the decommissioning liability are offset by a corresponding change in a receivable/payable (currently a payable reported in noncurrent liabilities) that will ultimately be settled through changes in Oncor’s delivery fees rates (see Note 18). The nuclear decommissioning trust fund is not a debtor under the Chapter 11 Cases. A summary of investments in the fund follows:

	December 31, 2015
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$310	$11	$(2)	$319
Equity securities (c)	291	315	(7)	599

Total	$601	$326	$(9)	$918

	December 31, 2014
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$288	$13	$—	$301
Equity securities (c)	276	320	(4)	592

Total	$564	$333	$(4)	$893

(a)	Includes realized gains and losses on securities sold.
(b)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities had an average coupon rate of 3.68% and 4.35% at December 31, 2015 and 2014, respectively, and an average maturity of 8 years and 6 years at December 31, 2015 and 2014, respectively.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

Debt securities held at December 31, 2015 mature as follows: $102 million in one to five years, $75 million in five to ten years and $142 million after ten years.

The following table summarizes proceeds from sales of available-for-sale securities and the related realized gains and losses from such sales.

	Year Ended December 31,
	2015	2014	2013
Realized gains	$1	$11	$2
Realized losses	$(1)	$(2)	$(4)
Proceeds from sales of securities	$401	$314	$175
Investments in securities	$(418)	$(331)	$(191)

Property, Plant and Equipment

	December 31,
	2015	2014
Generation and mining (Note 8)	$10,886	$14,986
Other assets	546	526

Total	11,432	15,512
Less accumulated depreciation	2,654	3,948

Net of accumulated depreciation	8,778	11,564
Construction work in progress	323	459
Nuclear fuel (net of accumulated amortization of $1.383 billion and $1.237 billion)	248	265

Property, plant and equipment — net	$9,349	$12,288

Depreciation expense totaled $767 million, $1.154 billion and $1.231 billion for the years ended December 31, 2015, 2014 and 2013, respectively.

Assets related to capital leases included above totaled $1 million and $51 million at December 31, 2015 and 2014, respectively, net of accumulated depreciation.

In conjunction with the impairment charges taken in 2014 and 2015 (see Note 8), we reviewed the estimated useful life of the impaired generation facilities. The estimated remaining useful lives range from 17 to 54 years for the lignite/coal and nuclear fueled generation units. Those estimated lives are subject to change as market factors evolve, including changes in environmental regulation and wholesale electricity price forecasts.

Asset Retirement and Mining Reclamation Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to changes in the nuclear plant decommissioning liability, as all costs are recoverable through the regulatory process as part of Oncor’s delivery fees.

We have established an estimated $69 million asset retirement obligation related to the Disposal of Coal Combustion Residuals from Electric Utilities rule for our existing facilities.

The following table summarizes the changes to these obligations, reported in other current liabilities and other noncurrent liabilities and deferred credits in the consolidated balance sheets, for the years ended December 31, 2015 and 2014:

	Nuclear Plant Decommissioning	Mining Land Reclamation	Other	Total
Liability at January 1, 2014	$390	$98	$36	$524
Additions:
Accretion	23	22	3	48
Incremental reclamation costs (a)	—	127	—	127
Reductions:
Payments	—	(82)	(3)	(85)

Liability at December 31, 2014	$413	$165	$36	$614
Additions:
Accretion	25	20	6	51
Adjustment for new cost estimate (b)	70	—	—	70
Incremental reclamation costs (c)	—	84	69	153
Reductions:
Payments	—	(54)	(4)	(58)

Liability at December 31, 2015	508	215	107	830
Less amounts due currently	—	(66)	—	(66)

Noncurrent liability at December 31, 2015	$508	$149	$107	$764

(a)	The increase in the mining reclamation liability of $127 million during 2014 was primarily due to final remediation for certain mines occurring sooner than previously estimated and increases in remediation cost estimates at other mining locations.
(b)	The adjustment for nuclear plant decommissioning resulted from a new cost estimate completed in the second quarter of 2015. Under applicable accounting standards, the liability is remeasured when significant changes in the amount or timing of cash flows occurs, and PUCT rules require a new cost estimate at least every five years. The increase in the liability was driven by increased security and fuel-handling costs.
(c)	The adjustment for other asset retirement obligations resulted from the effect on our estimated retirement obligation related to coal combustion residual facilities at our lignite/coal fueled generation facilities that arose from the CCR rule discussed above.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	December 31,
	2015	2014
Uncertain tax positions (including accrued interest) (Note 5)	$41	$75
Asset retirement and mining reclamation obligations	764	560
Unfavorable purchase and sales contracts	543	566
Nuclear decommissioning fund excess over asset retirement obligation (Note 18)	409	479
Other, including retirement and other employee benefits	23	21

Total other noncurrent liabilities and deferred credits	$1,780	$1,701

Unfavorable Purchase and Sales Contracts — The amortization of unfavorable purchase and sales contracts totaled $23 million, $23 million and $25 million for the years ended December 31, 2015, 2014 and 2013, respectively. See Note 4 for intangible assets related to favorable purchase and sales contracts.

The estimated amortization of unfavorable purchase and sales contracts for each of the next five fiscal years is as follows:

Year	Amount
2016	$24
2017	$24
2018	$24
2019	$24
2020	$24

Fair Value of Debt

	December 31, 2015		December 31, 2014
Debt:	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Borrowings under debtor-in-possession credit facility (Note 11)	$1,425	$1,411	$1,425	$1,430
Long-term debt, not subject to compromise, excluding capital lease obligations	$14	$15	$29	$27

We determine fair value in accordance with accounting standards as discussed in Note 15, and at December 31, 2015, our debt fair value represents Level 2 valuations. We obtain security pricing from an independent party who uses broker quotes and third-party pricing services to determine fair values. Where relevant, these prices are validated through subscription services such as Bloomberg. The fair value estimates of our pre-petition notes, loans and other debt reported as liabilities subject to compromise have been excluded from the table above. As a result of our ongoing Chapter 11 Cases, obtaining the fair value estimates of our pre-petition debt subject to compromise as of December 31, 2015 is impractical, and the fair values will ultimately be decided through the Chapter 11 Cases.

Supplemental Cash Flow Information

	Year Ended December 31,
	2015	2014	2013
Cash payments related to:
Interest paid (a)	$1,298	$1,252	$2,686
Capitalized interest	(11)	(17)	(25)

Interest paid (net of capitalized interest) (a)	$1,287	$1,235	$2,661
Income taxes	$29	$31	$143
Reorganization items (b)	$224	$93	$—
Noncash investing and financing activities:
Contribution to membership interests	$—	$2	$2
Construction expenditures (c)	$75	$108	$45
Debt extension transactions (d)	$—	$—	$(340)
Debt assumed related to acquired combustion turbine trust interest	$—	$—	$(45)

(a)	Net of amounts received under interest rate swap agreements. For the years ended December 31, 2015 and 2014, this amount also includes amounts paid for adequate protection.
(b)	Represents cash payments for legal and other consulting services.

(c)	Represents end-of-period accruals.
(d)	Principal amounts of incremental loans under the TCEH Term Loan Facilities issued in consideration for the extension of the maturity date of such facilities.

20. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

At December 31, 2015 TCEH and TCEH Finance, as Co-Issuers, had outstanding $4.874 billion aggregate principal amount of pre-petition 10.25% Senior Notes Due 2015, 10.25% Senior Notes due 2015 Series B and Toggle Notes (collectively, the TCEH Senior Notes) and $1.571 billion aggregate principal amount of pre-petition 15% Senior Secured Second Lien Notes due 2021 and 15% Senior Secured Second Lien Notes due 2021 (Series B) (collectively, the TCEH Senior Secured Second Lien Notes). The TCEH Senior Notes and the TCEH Senior Secured Second Lien Notes are unconditionally guaranteed by EFCH and by each subsidiary (all 100% owned by TCEH) that guarantees the TCEH Senior Secured Facilities (collectively, the Guarantors). The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the TCEH Senior Notes and the TCEH Senior Secured Second Lien Notes. The guarantees of the TCEH Senior Notes rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. The guarantees of the TCEH Senior Secured Second Lien Notes rank equally in right of payment with all senior indebtedness of TCEH, are senior in right of payment to all existing or future unsecured debt of TCEH to the extent of the value of the TCEH Collateral (after taking into account any first-priority liens on the TCEH Collateral) and are senior in right of payment to any future subordinated debt of TCEH. These notes are effectively subordinated to TCEH’s obligations under the TCEH Senior Secured Facilities, the TCEH Senior Secured Notes and TCEH’s commodity and interest rate hedges that are secured by a first-priority lien on the TCEH Collateral and any future obligations subject to first-priority liens on the TCEH Collateral, to the extent of the value of the TCEH Collateral (see Note 12). All other subsidiaries of EFCH, either direct or indirect, do not guarantee the TCEH Senior Notes or TCEH Senior Secured Second Lien Notes (collectively the Non-Guarantors). The indentures governing the TCEH Senior Notes and the TCEH Senior Secured Second Lien Notes contain certain restrictions, subject to certain exceptions, on TCEH’s ability to pay dividends or make investments. See Note 12.

The following tables have been prepared in accordance with SEC Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered in order to present the statements of consolidating income (loss) and of cash flows of TCEH (Parent Issuer), the Guarantors and the Non-Guarantors for the years ended December 31, 2015, 2014 and 2013 and the consolidating balance sheets at December 31, 2015 and December 31, 2014 of the Parent Issuer, the Guarantors and the Non-Guarantors. Investments in consolidated subsidiaries are accounted for under the equity method. TCEH Finance’s sole function is to be the co-issuer of certain TCEH debt securities; therefore, it has no other independent assets, liabilities or operations. Amounts reported as advances to affiliates arise from recurring intercompany transactions among EFCH, TCEH and TCEH’s subsidiaries in the normal course of business. In consideration of the Bankruptcy Filing, the ultimate settlement of the advances is uncertain and is dependent on the Chapter 11 plan ultimately approved. Accordingly, as of December 31, 2015, the Other Guarantors’ pre-petition advances from parent have been reclassified to membership interests as a noncash transaction.

TCEH (parent entity) received no dividends/distributions from its consolidated subsidiaries for the years ended December 31, 2015, 2014 and 2013.

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Statements of Income (Loss)

Year Ended December 31, 2015

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Operating revenues	$—	$5,370	$—	$—	$5,370
Fuel, purchased power costs and delivery fees	—	(2,692)	—	—	(2,692)
Net gain from commodity hedging and trading activities	—	334	—	—	334
Operating costs	—	(834)	—	—	(834)
Depreciation and amortization	(8)	(844)	—	—	(852)
Selling, general and administrative expenses	5	(681)	—	—	(676)
Impairment of goodwill	(2,200)	—	—	—	(2,200)
Impairment of long-lived assets	—	(2,541)	—	—	(2,541)
Other income	—	12	5	—	17
Other deductions	(2)	(91)	—	—	(93)
Interest income	26	125	—	(150)	1
Interest expense and related charges	(1,419)	(19)	—	149	(1,289)
Reorganization items	(1,428)	1,327	—	—	(101)

Income (loss) before income taxes	(5,026)	(534)	5	(1)	(5,556)
Income tax benefit (expense)	697	164	(4)	22	879
Equity earnings (losses) of subsidiaries	(348)	1	—	347	—

Net income (loss)	(4,677)	(369)	1	368	(4,677)
Net income (loss) attributable to noncontrolling interests	—	—	—	—	—

Net income (loss) attributable to TCEH	$(4,677)	$(369)	$1	$368	$(4,677)

Consolidating Statements of Comprehensive Income (Loss)

Year Ended December 31, 2015

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Net income (loss)	(4,677)	(369)	1	368	(4,677)
Other comprehensive income	2	—	—	—	2

Comprehensive income (loss)	(4,675)	(369)	1	368	(4,675)
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	—	—

Comprehensive income (loss) attributable to TCEH	$(4,675)	$(369)	$1	$368	$(4,675)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Statements of Income (Loss)

Year Ended December 31, 2014

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Operating revenues	$—	$5,978	$—	$—	$5,978
Fuel, purchased power costs and delivery fees	—	(2,842)	—	—	(2,842)
Net gain (loss) from commodity hedging and trading activities	(90)	101	—	—	11
Operating costs	—	(914)	—	—	(914)
Depreciation and amortization	—	(1,270)	—	—	(1,270)
Selling, general and administrative expenses	(29)	(677)	(2)	—	(708)
Impairment of goodwill	(1,600)	—	—	—	(1,600)
Impairment of long-lived assets	—	(4,670)	—	—	(4,670)
Other income	—	14	2	—	16
Other deductions	(4)	(277)	—	—	(281)
Interest income	81	285	—	(366)	—
Interest expense and related charges	(2,045)	(802)	—	1,098	(1,749)
Reorganization items	(500)	(21)	—	1	(520)

Income (loss) before income taxes	(4,187)	(5,095)	—	733	(8,549)
Income tax benefit (expense)	846	1,710	1	(237)	2,320
Equity earnings (losses) of subsidiaries	(2,888)	1	—	2,887	—

Net income (loss)	(6,229)	(3,384)	1	3,383	(6,229)
Net income (loss) attributable to noncontrolling interests	—	—	—	—	—

Net income (loss) attributable to TCEH	$(6,229)	$(3,384)	$1	$3,383	$(6,229)

Consolidating Statements of Comprehensive Income (Loss)

Year Ended December 31, 2014

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Net income (loss)	$(6,229)	$(3,384)	$1	$3,383	$(6,229)
Other comprehensive income	1	—	—	—	1

Comprehensive income (loss)	(6,228)	(3,384)	1	3,383	(6,228)
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	—	—

Comprehensive income (loss) attributable to TCEH	$(6,228)	$(3,384)	$1	$3,383	$(6,228)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Statements of Income (Loss)

Year Ended December 31, 2013

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Operating revenues	$—	$5,899	$59	$(59)	$5,899
Fuel, purchased power costs and delivery fees	—	(2,848)	—	—	(2,848)
Net gain (loss) from commodity hedging and trading activities	(56)	2	—	—	(54)
Operating costs	—	(881)	—	—	(881)
Depreciation and amortization	—	(1,333)	—	—	(1,333)
Selling, general and administrative expenses	(64)	(723)	(28)	59	(756)
Impairment of goodwill	(1,000)	—	—	—	(1,000)
Impairment of long-lived assets	—	—	(140)	—	(140)
Other income	—	9	—	—	9
Other deductions	—	(22)	—	—	(22)
Interest income	243	795	—	(1,032)	6
Interest expense and related charges	(2,716)	(2,462)	(10)	3,272	(1,916)

Income (loss) before income taxes	(3,593)	(1,564)	(119)	2,240	(3,036)
Income tax benefit (expense)	828	664	4	(764)	732
Equity earnings (losses) of subsidiaries	461	(23)	—	(438)	—

Net loss	(2,304)	(923)	(115)	1,038	(2,304)
Net loss attributable to noncontrolling interests	107	—	107	(107)	107

Net loss attributable to TCEH	$(2,197)	$(923)	$(8)	$931	$(2,197)

Consolidating Statements of Comprehensive Income (Loss)

Year Ended December 31, 2013

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Net loss	$(2,304)	$(923)	$(115)	$1,038	$(2,304)
Other comprehensive income	6	—	—	—	6

Comprehensive loss	(2,298)	(923)	(115)	1,038	(2,298)
Comprehensive loss attributable to noncontrolling interests	107	—	107	(107)	107

Comprehensive loss attributable to TCEH	$(2,191)	$(923)	$(8)	$931	$(2,191)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Statements of Cash Flows

Year Ended December 31, 2015

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(1,607)	$1,846	$(2)	$—	$237

Cash flows — financing activities:
Fees paid for DIP Facility	(9)	—	—	—	(9)
Notes/advances due to affiliates	1,297	—	2	(1,299)	—
Repayments/repurchases of debt	—	(21)	—	—	(21)

Cash provided by (used in) financing activities	1,288	(21)	2	(1,299)	(30)

Cash flows — investing activities:
Capital expenditures	(2)	(335)	—	—	(337)
Nuclear fuel purchases	—	(123)	—	—	(123)
Settlements of notes due from affiliates	—	(1,336)	—	1,299	(37)
Changes in restricted cash	(124)	1	—	—	(123)
Proceeds from sales of nuclear decommissioning trust fund securities	—	401	—	—	401
Investments in nuclear decommissioning trust fund securities	—	(418)	—	—	(418)
Other, net	(13)	(9)	9	—	(13)

Cash provided by (used in) investing activities	(139)	(1,819)	9	1,299	(650)

Net change in cash and cash equivalents	(458)	6	9	—	(443)
Cash and cash equivalents — beginning balance	1,826	16	1	—	1,843

Cash and cash equivalents — ending balance	$1,368	$22	$10	$—	$1,400

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Statements of Cash Flows

Year Ended December 31, 2014

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(1,498)	$1,947	$(5)	$—	$444

Cash flows — financing activities:
Proceeds from the DIP Facility	1,425	—	—	—	1,425
Fees paid for the DIP Facility	(92)	—	—	—	(92)
Notes/advances due to affiliates	1,462	—	—	(1,462)	—
Repayments/repurchases of debt	(203)	(20)	—	—	(223)
Other, net	—	—	1	—	1

Cash provided by (used in) financing activities	2,592	(20)	1	(1,462)	1,111

Cash flows — investing activities:
Capital expenditures	—	(336)	—	—	(336)
Nuclear fuel purchases	—	(77)	—	—	(77)
Notes due from affiliates	—	(1,496)	—	1,462	(34)
Purchase of right to use certain computer-related assets from parent	—	(4)	—	—	(4)
Changes in restricted cash	44	(2)	—	—	42
Proceeds from sales of nuclear decommissioning trust fund securities	—	314	—	—	314
Investments in nuclear decommissioning trust fund securities	—	(331)	—	—	(331)
Other, net	(37)	5	—	—	(32)

Cash provided by (used in) investing activities	7	(1,927)	—	1,462	(458)

Net change in cash and cash equivalents	1,101	—	(4)	—	1,097
Cash and cash equivalents — beginning balance	725	16	5	—	746

Cash and cash equivalents — ending balance	$1,826	$16	$1	$—	$1,843

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Statements of Cash Flows

Year Ended December 31, 2013

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(1,643)	$1,458	$(85)	$—	$(270)

Cash flows — financing activities:
Notes due to affiliates	1,461	—	—	(1,456)	5
Repayments/repurchases of long-term debt	(64)	(30)	—	—	(94)
Net short-term borrowings under accounts receivable securitization program	—	—	(82)	—	(82)
Contributions from parent	—	—	136	(136)	—
Other, net	—	—	(4)	—	(4)

Cash provided by (used in) financing activities	1,397	(30)	50	(1,592)	(175)

Cash flows — investing activities:
Capital expenditures	—	(467)	(5)	—	(472)
Nuclear fuel purchases	—	(116)	—	—	(116)
Notes due from affiliates	—	(758)	—	1,456	698
Investment in subsidiary	(146)	10	—	136	—
Purchase of right to use certain computer-related assets from parent	—	(29)	—	—	(29)
Acquisition of combustion turbine trust interest	—	(40)		—	(40)
Changes in restricted cash	2	—	—	—	2
Proceeds from sales of nuclear decommissioning trust fund securities	—	175	—	—	175
Investments in nuclear decommissioning trust fund securities	—	(191)	—	—	(191)
Other, net	—	(11)	—	—	(11)

Cash provided by (used in) investing activities	(144)	(1,427)	(5)	1,592	16

Net change in cash and cash equivalents	(390)	1	(40)	—	(429)
Cash and cash equivalents — beginning balance	1,115	15	45	—	1,175

Cash and cash equivalents — ending balance	$725	$16	$5	$—	$746

TEXAS COMPETITIVE ELECTRIC

HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Balance Sheets

December 31, 2015

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,368	$22	$10	$—	$1,400
Restricted cash	519	—	—	—	519
Advances to parent and affiliates	6	—	—	28	34
Trade accounts receivable — net	—	533	—	—	533
Accounts receivable from affiliates	92	—	—	(92)	—
Inventories	—	428	—	—	428
Commodity and other derivative contractual assets	—	465	—	—	465
Other current assets	3	68	—	—	71

Total current assets	1,988	1,516	10	(64)	3,450
Restricted cash	507	—	—	—	507
Advances to parent and affiliates	18	—	—	2	20
Investments	9,095	983	5	(9,121)	962
Property, plant and equipment — net	12	9,334	3	—	9,349
Goodwill	152	—	—	—	152
Identifiable intangible assets — net	31	1,148	—	—	1,179
Accumulated deferred income taxes	438	393	11	(842)	—
Other noncurrent assets	1	38	—	—	39

Total assets	$12,242	$13,412	$29	$(10,025)	$15,658

LIABILITIES AND EQUITY
Current liabilities:
Borrowings under credit and other facilities	$1,425	$—	$—	$—	$1,425
Long-term debt due currently	—	16	—	—	16
Trade accounts payable	21	373	—	—	394
Trade accounts and other payables to affiliates	—	211	—	(91)	120
Commodity and other derivative contractual liabilities	—	203	—	—	203
Margin deposits related to commodity positions	—	152	—	—	152
Accrued income taxes payable to parent	—	10	—	1	11
Accrued taxes other than income	—	98	—	—	98
Accrued interest	119	1	—	—	120
Other current liabilities	32	242	—	(1)	273

Total current liabilities	1,597	1,306	—	(91)	2,812
Accumulated deferred income taxes	$—	$—	$—	$213	$213
Commodity and other derivative contractual liabilities	—	—	—	—	—
Long-term debt, less amounts due currently	—	3	—	—	3
Liabilities subject to compromise	43,468	31,601	—	(41,335)	33,734
Other noncurrent liabilities and deferred credits	(4)	1,784	2	(2)	1,780

Total liabilities	45,061	34,694	2	(41,215)	38,542

Total membership interests	(32,819)	(21,282)	27	31,190	(22,884)

Total liabilities and membership interests	$12,242	$13,412	$29	$(10,025)	$15,658

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC AND SUBSIDIARIES

A DEBTOR-IN-POSSESSION

Consolidating Balance Sheets

December 31, 2014

(millions of dollars)

	Parent Issuer	Other Guarantors	Non- guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,826	$16	$1	$—	$1,843
Restricted cash	—	2	—	—	2
Advances to parent and affiliates	8	1,179	—	(1,171)	16
Trade accounts receivable — net	—	588	—	—	588
Income taxes receivable	176	—	—	(176)	—
Inventories	—	468	—	—	468
Commodity and other derivative contractual assets	—	492	—	—	492
Other current assets	9	58	—	—	67

Total current assets	2,019	2,803	1	(1,347)	3,476
Restricted cash	901	—	—	—	901
Advances to parent and affiliates	7	—	—	2	9
Investments	10,845	958	8	(10,870)	941
Property, plant and equipment — net	34	12,251	3	—	12,288
Goodwill	2,352	—	—	—	2,352
Identifiable intangible assets — net	14	1,322	—	—	1,336
Accumulated deferred income taxes	757	—	15	(772)	—
Other noncurrent assets	3	37	—	—	40

Total assets	$16,932	$17,371	$27	$(12,987)	$21,343

LIABILITIES AND EQUITY
Current liabilities:
Notes/advances from affiliates	$1,171	$—	$—	$(1,171)	$—
Long-term debt due currently	—	21	—	—	21
Trade accounts payable	7	375	—	—	382
Trade accounts and other payables to affiliates	7	154	2	—	163
Commodity and other derivative contractual liabilities	—	316	—	—	316
Margin deposits related to commodity positions	—	26	—	—	26
Accumulated deferred income taxes	47	43	—	—	90
Accrued income taxes payable to parent	—	192	—	(175)	17
Accrued taxes other than income	—	107	—	—	107
Accrued interest	116	1	—	—	117
Other current liabilities	37	228	—	(2)	263

Total current liabilities	1,385	1,463	2	(1,348)	1,502
Borrowings under debtor-in-possession credit facilities	1,425	—	—	—	1,425
Long-term debt, less amounts due currently	—	51	—	—	51
Liabilities subject to compromise	42,239	32,581	—	(40,929)	33,891
Accumulated deferred income taxes	—	944	—	38	982
Commodity and other derivative contractual liabilities	—	1	—	—	1
Other noncurrent liabilities and deferred credits	(3)	1,702	—	1	1,700

Total liabilities	45,046	36,742	2	(42,238)	39,552

Total membership interests	(28,114)	(19,371)	25	29,251	(18,209)

Total liabilities and membership interests	$16,932	$17,371	$27	$(12,987)	$21,343

SEPTEMBER 30, 2016 QUARTERLY FINANCIAL STATEMENTS

GLOSSARY

When the following terms and abbreviations appear in the text of the September 30, 2016 Quarterly Financial Statements, they have the meanings indicated below.

Chapter 11 Cases	Cases being heard in the US Bankruptcy Court for the District of Delaware (the Bankruptcy Court) concerning voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code (the Bankruptcy Code) filed on April 29, 2014 by the Debtors. On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases.

Contributed EFH Debtors	certain EFH Debtors that became subsidiaries of Vistra Energy on the Effective Date

CSAPR	the final Cross-State Air Pollution Rule issued by the EPA in July 2011

DIP Facility	TCEH’s $3.375 billion debtor-in-possession financing facility, which was repaid in August 2016. See Note 9 to the Financial Statements.

DIP Roll Facilities	TCEH’s $4.250 billion debtor-in-possession and exit financing facilities. See Note 9 to the Financial Statements.

Debtors	EFH Corp. and the majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH, but excluding the Oncor Ring-Fenced Entities. Prior to the Effective Date, also included the TCEH Debtors and the Contributed EFH Debtors.

D.C. Circuit Court	US Court of Appeals for the District of Columbia Circuit

EBITDA	earnings (net income) before interest expense, income taxes, depreciation and amortization

Effective Date	October 3, 2016, the date the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases

EFCH	Energy Future Competitive Holdings Company LLC, a direct, wholly owned subsidiary of EFH Corp. and, prior to the Effective Date, the indirect parent of the TCEH Debtors, depending on context

EFH Corp.	Energy Future Holdings Corp. and/or its subsidiaries, depending on context, whose major subsidiaries include Oncor and, prior to the Effective Date, included the TCEH Debtors and the Contributed EFH Debtors

EFH Debtors	EFH Corp. and its subsidiaries that are Debtors in the Chapter 11 Cases, including the EFIH Debtors, but excluding the TCEH Debtors and the Contributed EFH Debtors

EFIH	Energy Future Intermediate Holding Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings

EFIH Debtors	EFIH and EFIH Finance Inc., a direct, wholly owned subsidiary of EFIH

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas

Federal and State Income Tax Allocation Agreement	Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, executed in May 2012 but effective as of January 2010. The Agreement was rejected by the TCEH Debtors and the Contributed EFH Debtors on the Effective Date. See Note 5 to the Financial Statements.

FERC	US Federal Energy Regulatory Commission

Fifth Circuit Court	US Court of Appeals for the Fifth Circuit

GAAP	generally accepted accounting principles

GHG	greenhouse gas

GWh	gigawatt-hours

IRS	US Internal Revenue Service

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market

LSTC	liabilities subject to compromise

Luminant	subsidiaries of Vistra Energy engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management, all largely in Texas

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas.

MATS	the Mercury and Air Toxics Standard established by the EPA

Merger	the transaction referred to in the Agreement and Plan of Merger under which Texas Holdings agreed to acquire EFH Corp., which was completed on October 10, 2007

MMBtu	million British thermal units

MW	megawatts

MWh	megawatt-hours

NOX	nitrogen oxide

NRC	US Nuclear Regulatory Commission

NYMEX	the New York Mercantile Exchange, a commodity derivatives exchange

Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., that is engaged in regulated electricity transmission and distribution activities

Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, a direct, wholly owned subsidiary of EFIH and the direct majority owner of Oncor, and/or its subsidiaries, depending on context

Oncor Ring-Fenced Entities	Oncor Holdings and its direct and indirect subsidiaries, including Oncor

Petition Date	April 29, 2014, the date the Debtors made the Bankruptcy Filing

Plan of Reorganization	Third Amended Joint Plan of Reorganization filed by the Debtors with the Bankruptcy Court in August 2016

PUCT	Public Utility Commission of Texas

purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

RCT	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

SEC	US Securities and Exchange Commission

SG&A	selling, general and administrative

Settlement Agreement	Amended and Restated Settlement Agreement among the Debtors, the Sponsor Group, settling TCEH first lien creditors, settling TCEH second lien creditors, settling TCEH unsecured creditors and the official committee of unsecured creditors of TCEH (collectively, the Settling Parties), approved by the Bankruptcy Court in December 2015. See Note 2 to the Financial Statements.

SO2	sulfur dioxide

Sponsor Group	Refers, collectively, to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Holdings

TCEH	Texas Competitive Electric Holdings Company LLC, a direct, wholly owned subsidiary of EFCH and, prior to the Effective Date, the parent company of the TCEH Debtors, depending on context, that were engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries included Luminant and TXU Energy. Subsequent to the Effective Date, Vistra Energy continued substantially the same operations as TCEH.

TCEH Debtors	the subsidiaries of TCEH that were Debtors in the Chapter 11 Cases

TCEH Finance	TCEH Finance, Inc., a direct, wholly owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities. TCEH Finance, Inc. was dissolved on the Effective Date.

TCEH Senior Secured Facilities	Refers, collectively, to the TCEH First Lien Term Loan Facilities, TCEH First Lien Revolving Credit Facility and TCEH First Lien Letter of Credit Facility with a total principal amount of $22.616 billion. The claims arising under these facilities were discharged in the Chapter 11 Cases on the Effective Date pursuant to the Plan of Reorganization.

TCEH Senior Secured Notes	TCEH’s and TCEH Finance’s $1.750 billion principal amount of 11.5% First Lien Senior Secured Notes. The claims arising under these notes were discharged in the Chapter 11 Cases on the Effective Date pursuant to the Plan of Reorganization.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group, that owns substantially all of the common stock of EFH Corp.

TXU Energy	TXU Energy Retail Company LLC, a direct, wholly owned subsidiary of Vistra Energy that is a REP in competitive areas of ERCOT and is engaged in the retail sale of electricity to residential and business customers

US	United States of America

VIE	variable interest entity

Vistra Energy	Vistra Energy Corp., formerly known as TCEH Corp., and/or its subsidiaries, depending on context. On the Effective Date, the TCEH Debtors and the Contributed EFH Debtors emerged from Chapter 11 and became subsidiaries of Vistra Energy Corp. Subsequent to the Effective Date, Vistra Energy Corp. continued substantially the same operations as TCEH.

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(millions of dollars)
Operating revenues	$1,690	$1,737	$3,973	$4,265
Fuel, purchased power costs and delivery fees	(874)	(831)	(2,082)	(2,090)
Net gain from commodity hedging and trading activities	336	103	282	226
Operating costs	(190)	(189)	(664)	(598)
Depreciation and amortization	(157)	(200)	(459)	(634)
Selling, general and administrative expenses	(165)	(173)	(482)	(495)
Impairment of goodwill (Note 4)	—	(700)	—	(1,400)
Impairment of long-lived assets (Note 6)	—	(1,295)	—	(1,971)
Other income (Note 16)	5	4	16	15
Other deductions (Note 16)	(28)	(25)	(75)	(86)
Interest income	2	—	3	1
Interest expense and related charges (Note 7)	(371)	(325)	(1,049)	(964)
Reorganization items (Note 8)	(64)	(39)	(116)	(152)

Income (loss) before income taxes	184	(1,933)	(653)	(3,883)
Income tax benefit (expense) (Note 5)	3	416	(3)	816

Net income (loss)	$187	$(1,517)	$(656)	$(3,067)

See Notes to the Financial Statements.

CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(millions of dollars)
Net income (loss)	$187	$(1,517)	$(656)	$(3,067)
Other comprehensive income, net of tax effects — cash flow hedges derivative value net loss related to hedged transactions recognized during the period (net of tax benefit of $ — in all periods)	—	—	1	1

Comprehensive income (loss)	$187	$(1,517)	$(655)	$(3,066)

See Notes to the Financial Statements.

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
	(millions of dollars)
Cash flows — operating activities:
Net loss	$(656)	$(3,067)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	532	748
Deferred income tax benefit, net	2	(828)
Impairment of goodwill (Note 4)	—	1,400
Impairment of long-lived assets (Note 6)	—	1,971
Contract claims adjustments (Note 8)	13	28
Adjustment to asbestos liability	11	—
Unrealized net (gain) loss from mark-to-market valuations of commodity positions	36	(107)
Write-off of intangible and other assets (Note 16)	45	83
Other, net	62	49
Changes in operating assets and liabilities:
Margin deposits, net	(124)	108
Accrued interest	(10)	(3)
Other operating assets and liabilities, including liabilities subject to compromise	(107)	(173)

Cash provided by (used in) operating activities	(196)	209

Cash flows — financing activities:
Borrowings under DIP Roll Facilities and DIP Facility (Note 9)	4,680	—
DIP Roll Facilities financing fees	(112)	—
Repayments/repurchases of debt (Note 9)	(2,655)	(20)

Cash provided by (used in) financing activities	1,913	(20)

Cash flows — investing activities:
Notes/advances due from affiliates	(41)	(10)
Lamar and Forney acquisition — net of cash acquired (Note 3)	(1,343)	—
Capital expenditures	(230)	(275)
Nuclear fuel purchases	(33)	(77)
Changes in restricted cash	365	33
Proceeds from sales of nuclear decommissioning trust fund securities (Note 16)	201	315
Investments in nuclear decommissioning trust fund securities (Note 16)	(215)	(328)
Other, net	8	12

Cash used in investing activities	(1,288)	(330)

Net change in cash and cash equivalents	429	(141)
Cash and cash equivalents — beginning balance	1,400	1,843

Cash and cash equivalents — ending balance	$1,829	$1,702

See Notes to the Financial Statements.

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2016	December 31, 2015
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$1,829	$1,400
Restricted cash (Note 16)	12	519
Trade accounts receivable — net (Note 16)	750	533
Advances to parent (Note 15)	78	34
Inventories (Note 16)	374	428
Commodity and other derivative contractual assets (Note 14)	256	465
Margin deposits related to commodity contracts	42	6
Other current assets	46	65

Total current assets	3,387	3,450
Restricted cash (Note 16)	650	507
Advances to parent (Note 15)	17	20
Investments (Note 16)	1,038	962
Property, plant and equipment — net (Note 16)	10,359	9,349
Goodwill (Note 4)	152	152
Identifiable intangible assets — net (Note 4)	1,148	1,179
Commodity and other derivative contractual assets (Note 14)	72	10
Other noncurrent assets	52	29

Total assets	$16,875	$15,658

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Borrowings under debtor-in-possession credit facility (Note 9)	$—	$1,425
Long-term debt due currently (Note 9)	4	16
Trade accounts payable	402	394
Trade accounts and other payables to affiliates	152	120
Commodity and other derivative contractual liabilities (Note 14)	125	203
Margin deposits related to commodity contracts	64	152
Accrued income taxes payable to parent (Note 15)	10	11
Accrued taxes other than income	119	98
Accrued interest	110	120
Other current liabilities	243	273

Total current liabilities	1,229	2,812
Long-term debt, less amounts due currently (Note 9)	—	3
Borrowings under debtor-in-possession credit facilities (Note 9)	3,387	—
Liabilities subject to compromise (Note 10)	33,749	33,734
Commodity and other derivative contractual liabilities (Note 14)	5	1
Accumulated deferred income taxes	217	213
Other noncurrent liabilities and deferred credits (Note 16)	1,827	1,779

Total liabilities	40,414	38,542

Commitments and Contingencies (Note 11)

Membership interests (Note 12):	(23,539)	(22,884)

Total liabilities and membership interests	$16,875	$15,658

See Notes to the Financial Statements.

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

A DEBTOR-IN-POSSESSION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Prior to the Effective Date, references in this report to “we,” “our,” “us” and “the Company” are to TCEH and/or its subsidiaries, as apparent in the context, and on or after the Effective Date to Vistra Energy. See Glossary for defined terms.

Prior to the Effective Date, TCEH was a holding company and a wholly-owned indirect subsidiary of EFH Corp. TCEH’s subsidiaries were engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, and retail electricity operations. On the Effective Date, subsidiaries of TCEH (the TCEH Debtors) and certain EFH Corp. subsidiaries (the Contributed EFH Debtors) emerged from the Chapter 11 Cases as subsidiaries of a newly-formed company, Vistra Energy. On the Effective Date, Vistra Energy was spun-off from EFH Corp. in a tax-free transaction to the former first lien creditors of TCEH (see Note 2). As a result, as of the Effective Date, Vistra Energy is a holding company for subsidiaries principally engaged in the same activities as TCEH.

Bankruptcy Proceeding

On April 29, 2014 (the Petition Date), EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities (collectively, the Debtors), filed voluntary petitions for relief (the Bankruptcy Filing) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On the Effective Date, the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases as subsidiaries of Vistra Energy. The EFH Debtors have not yet completed their Chapter 11 Cases. See Note 2 for further discussion regarding the Chapter 11 Cases.

Basis of Presentation, Including Application of Bankruptcy Accounting

The accompanying condensed consolidated financial statements are those of TCEH, the predecessor company to Vistra Energy. The condensed consolidated financial statements have been prepared in accordance with US GAAP. The condensed consolidated financial statements have been prepared as if TCEH was a going concern and contemplated the realization of assets and liabilities in the normal course of business. The condensed consolidated financial statements reflect the application of Financial Accounting Standards Board Accounting Standards Codification 852, Reorganizations (ASC 852). During the Chapter 11 Cases, the Debtors operated their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. ASC 852 applies to entities that have filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code. The guidance requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. In addition, the guidance provides for changes in the accounting and presentation of liabilities. See Notes 8 and 10 for discussion of these accounting and reporting changes. Since the Effective Date occurred after the end of the fiscal quarter, ASC 852 continued to apply to the Company for the period.

Additionally, as of the Effective Date, we expect that Vistra Energy will apply fresh start reporting under the applicable provisions of ASC 852. Fresh start reporting includes (1) distinguishing the consolidated financial statements of the entity that was previously in restructuring from the financial statements of the entity that emerges from restructuring, (2) assigning the reorganized value of the successor entity by measuring all assets and liabilities of the entity at fair value, and (3) selecting accounting policies for the successor entity. The financial statements of the successor (Vistra Energy) for periods subsequent to the Effective Date will not be comparable to the financial statements of the predecessor (TCEH) for periods prior to the Effective Date, as those previous periods do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of the Plan of Reorganization or the related application of fresh start reporting.

Adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with our December 31, 2015 audited financial statements and related notes. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through November 14, 2016, the date these condensed consolidated financial statements were issued.

Use of Estimates

Preparation of financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements and estimates of expected allowed claims. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

Changes in Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-2 (ASU 2016-02), Leases. The ASU amends previous. GAAP to require the recognition of lease assets and liabilities for operating leases. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those years. Retrospective application to comparative periods presented will be required in the year of adoption. We are currently evaluating the impact of this ASU on our financial statements.

In March 2016, the FASB issued Accounting Standards Update 2016-08 (ASU 2016-08), Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). ASU 2016-08 clarifies the implementation guidance for principal versus agent considerations related to ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides the core principle and key steps in determining the recognition of revenue. The effective date for these updates has been deferred to fiscal years beginning after December 15, 2017. We are currently assessing the impact of these ASUs on our financial statements.

2.	EMERGENCE FROM CHAPTER 11 CASES

On the Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On the Effective Date, the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases as subsidiaries of Vistra Energy. On the Effective Date, Vistra Energy was spun-off from EFH Corp. in a tax-free transaction to the former first lien creditors of TCEH. The tax-free spin-off generated a taxable gain that will be largely offset with available net operating losses (NOLs), substantially reducing the NOLs that will be available to EFH Corp. after the transaction. The EFH Debtors have not yet completed their Chapter 11 Cases.

Tax Matters

In July 2016, we received a private letter ruling from the IRS. It provides, among other things, for certain rulings regarding the qualification of (a) the transfer of certain assets and ordinary course operating liabilities to Vistra Energy and (b) the distribution of the equity of Vistra Energy, the cash proceeds from Vistra Energy debt, if any, the cash proceeds from the sale of preferred stock in a newly-formed subsidiary of Vistra Energy, and the right to receive payments under a tax receivables agreement, to holders of TCEH first lien claims, as a reorganization qualifying for tax-free treatment to the extent of the Vistra Energy stock received.

Pre-Petition Claims

Holders of the substantial majority of pre-petition claims against the Debtors were required to file proofs of claims by the bar date established by the Bankruptcy Court. A bar date is the date by which certain claims against the Debtors must be filed if the claimants wish to receive any distribution in the Chapter 11 Cases. The Bankruptcy Court established a bar date of October 27, 2014 for the substantial majority of claims. In addition, in July 2015, the Bankruptcy Court entered an order establishing December 14, 2015 as the bar date for certain asbestos claims that arose or are deemed to have arisen before the Petition Date, except for certain specifically exempt claims.

Since the Petition Date and prior to the applicable bar dates (which have expired), the Debtors have received approximately 41,300 filed pre-petition claims, including approximately 30,900 in filed asbestos claims. The Debtors have substantially completed the process of reconciling all non-asbestos claims that were filed and have recorded such claims at the expected allowed amount. With respect to the claims related to the TCEH Debtors, as of November 14, 2016, most of those claims have been settled, withdrawn or expunged. The TCEH Debtors have approximately $40 million in escrow to allocate among and resolve the remaining claims, which consist primarily of trade payables and legal claims, including asbestos claims. The TCEH Debtors have up to 180 days from the Effective Date to resolve these claims.

In September 2016, the TCEH Debtors filed with the Bankruptcy Court reports developed by independent experts that provide analysis and estimation of potential liabilities associated with asbestos-related claims. In connection with developing those reports, we recorded an adjustment to our estimated liability associated with those claims during the three months ended September 30, 2016 (see Note 16). That estimated liability is subject to revisions, which may be material, as further information arises.

Certain claims filed or reflected in the Debtors schedules of assets and liabilities were resolved on the Effective Dates of the Plan of Reorganization, including certain claims filed by holders of funded debt and contract counterparties. Claims that remain unresolved or unreconciled through the filing of this report have been estimated based upon management’s best estimate of the likely claim amounts that the Bankruptcy Court will ultimately allow.

On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases and discharged approximately $33.7 billion in LSTC. Distributions for the settled claims related to the funded debt of the TCEH Debtors commenced subsequent to the Effective Date.

Separation of Vistra Energy from EFH Corp. and its Subsidiaries

Upon the Effective Date, Vistra Energy separated from EFH Corp. pursuant to a tax-free spin-off transaction that resulted in Vistra Energy, including the TCEH Debtors and the Contributed EFH Debtors, no longer being an affiliate of EFH Corp. and its subsidiaries. In addition to the Plan of Reorganization, the separation was effectuated, in part, pursuant to the terms of a separation agreement, a transition services agreement and a tax matters agreement.

Separation Agreement

On the Effective Date, EFH Corp., Vistra Energy and a subsidiary of Vistra Energy entered into a separation agreement that provides for, among other things, the transfer of certain assets and liabilities by EFH Corp., EFCH and TCEH to Vistra Energy. Among other things, EFH Corp., EFCH and/or TCEH, as applicable, (a) transferred the TCEH Debtors and certain contracts and assets (and related liabilities) primarily related to the business of the TCEH Debtors to Vistra Energy, (b) transferred sponsorship of certain employee benefit plans (including related assets), programs and policies to a subsidiary of Vistra Energy and (c) assigned certain employment agreements from EFH Corp. and certain of the Contributed EFH Debtors to a subsidiary of Vistra Energy.

Transition Services Agreement

On the Effective Date, EFH Corp. and a subsidiary of Vistra Energy entered into a transition services agreement that provides for, among other things, (a) the applicable subsidiaries of Vistra Energy to provide certain services to the EFH Debtors, including business services administration, accounting, corporate secretary, tax, human resources, information technology, internal audit and SOX compliance, physical facilities and corporate security, treasury and legal services and (b) EFH Corp. to pay such subsidiary of Vistra Energy all reasonable and documented fees, costs and expenses (including employee-related overhead and general and administrative expenses) incurred by Vistra Energy and its subsidiaries related directly to these services.

Tax Matters Agreement

On the Effective Date, Vistra Energy and EFH Corp. entered into a tax matters agreement (the Tax Matters Agreement) whereby the parties agreed to take certain actions and refrain from taking certain actions to preserve the intended tax treatment of the tax-free spin-off of Vistra Energy from EFH Corp. The Tax Matters Agreement includes limitations on certain actions of Vistra Energy, EFH Corp. and EFIH in order to preserve the tax-free nature of the TCEH spin-off, as well as certain indemnification obligations in the event the reorganization fails to be treated as a tax-free transaction (a) as a result of the breach of any covenants in the Tax Matters Agreement or (b) under “no-fault” circumstances. In the event any indemnification obligations are triggered, the party owing the obligation would likely be materially and adversely affected. Additionally, the covenants and other limitations with respect to the Tax Matters Agreement may limit the ability of Vistra Energy, EFH Corp. and/or EFIH to undertake certain transactions that may otherwise be value-maximizing.

Settlement Agreement

The Settling Parties entered into a settlement agreement (the Settlement Agreement) in August 2015 (as amended in September 2015) to compromise and settle, among other things, (a) intercompany claims among the Debtors, (b) claims and causes of actions against holders of first lien claims against TCEH and the agents under the TCEH Senior Secured Facilities, (c) claims and causes of action against holders of interests in EFH Corp. and certain related entities and (d) claims and causes of action against each of the Debtors’ current and former directors, the Sponsor Group, managers and officers and other related entities. Under the terms of the Settlement Agreement, TCEH was granted a $700 million unsecured claim against EFH Corp. This claim remains outstanding and is subject to treatment under the Plan of Reorganization as it relates to the EFH Debtors. The Bankruptcy Court approved the Settlement Agreement in December 2015.

Unaudited Condensed Combined Debtor Financial Statements

The condensed combined financial statements presented below represent the financial statements of TCEH and the subsidiaries of TCEH that were debtors in the Chapter 11 Cases. TCEH’s non-debtor subsidiaries, which were substantively comprised of the recently acquired Lamar and Forney generation assets, were accounted for as non-consolidated subsidiaries in these financial statements, and their net income is included in equity in earnings (loss) of non-debtor entities (net of tax) in these condensed statements of combined income (loss) and investment in non-debtor entities in these condensed combined balance sheets. Intercompany items and transactions among TCEH and subsidiaries of TCEH that were debtors have been eliminated in consolidation in these financial statements.

Condensed statements of combined income (loss) of TCEH and the subsidiaries of TCEH that were debtors in the Chapter 11 Cases for the three and nine months ended September 30, 2016 and 2015 are presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Operating revenues	$1,690	$1,737	$3,973	$4,265
Fuel, purchased power costs and delivery fees	(913)	(831)	(2,143)	(2,090)
Net gain from commodity hedging and trading activities	153	103	101	226
Operating costs	(184)	(194)	(646)	(615)
Depreciation and amortization	(133)	(199)	(407)	(631)
Selling, general and administrative expenses	(165)	(174)	(480)	(495)
Impairment of goodwill	—	(700)	—	(1,400)
Impairment of long-lived assets	—	(1,295)	—	(1,971)
Other income (deductions) and interest income	(21)	(21)	(55)	(76)
Interest expense and related charges	(371)	(324)	(1,049)	(961)
Reorganization items	(64)	(39)	(116)	(152)

Income (loss) before income taxes and equity in earnings of non-debtor entities	(8)	(1,937)	(822)	(3,900)
Income tax benefit	71	418	57	822
Equity in earnings of non-debtor entities (net of tax)	124	2	109	11

Net income (loss)	$187	$(1,517)	$(656)	$(3,067)

Condensed statements of combined comprehensive income (loss) of TCEH and the subsidiaries of TCEH that were debtors in the Chapter 11 Cases for the three and nine months ended September 30, 2016 and 2015 are presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income (loss)	$187	$(1,517)	$(656)	$(3,067)
Other comprehensive loss (net of tax)	—	—	1	1

Comprehensive income (loss)	$187	$(1,517)	$(655)	$(3,066)

Condensed statements of combined cash flows of TCEH and the subsidiaries of TCEH that were debtors in the Chapter 11 Cases for the nine months ended September 30, 2016 and 2015 are presented below:

	Nine Months Ended September 30,
	2016	2015
Cash provided by (used in) operating activities	$(356)	$207

Cash flows — financing activities:
Borrowings under DIP Roll Facilities and DIP Facility	4,680	—
DIP Roll Facilities financing fees	(112)	—
Repayments/repurchases of debt	(2,642)	(4)

Cash provided by (used in) financing activities	1,926	(4)

Cash flows — investing activities:
Advances to non-debtor affiliates	56	(12)
Investment in non-debtor affiliates	(1,325)	(11)
Capital expenditures	(189)	(253)
Nuclear fuel purchases	(33)	(77)
Changes in restricted cash	365	33
Proceeds from sales of nuclear decommissioning trust fund securities	201	315
Investments in nuclear decommissioning trust fund securities	(215)	(328)
Other, net	9	(20)

Cash used in investing activities	(1,131)	(353)

Net change in cash and cash equivalents	439	(150)
Cash and cash equivalents — beginning balance	1,390	1,842

Cash and cash equivalents — ending balance	$1,829	$1,692

Condensed combined balance sheets of TCEH and the subsidiaries of TCEH that were Debtors in the Chapter 11 Cases at September 30, 2016 and December 31, 2015 are presented below:

	September 30, 2016	December 31, 2015
ASSETS
Total current assets	$3,281	$3,440
Restricted cash	650	507
Advances to parent and non-debtor entities	19	22
Investment in non-debtor entities	1,574	135
Other investments	1,034	958
Property, plant and equipment — net	8,969	9,262
Goodwill	152	152
Identifiable intangible assets — net	1,143	1,182
Commodity and other derivative contractual assets	29	10
Other noncurrent assets	51	29

Total assets	$16,902	$15,697

LIABILITIES AND MEMBERSHIP INTERESTS
Total current liabilities	$1,248	$2,805
Accumulated deferred income taxes	225	256
Commodity and other derivative contractual liabilities	4	1
Borrowings under debtor-in-possession credit facilities	3,387	—
Long-term debt, less amounts due currently	—	3
Liabilities subject to compromise	33,749	33,734
Other noncurrent liabilities and deferred credits	1,828	1,782

Total liabilities	40,441	38,581
Total membership interests	(23,539)	(22,884)

Total liabilities and membership interests	$16,902	$15,697

3.	LAMAR AND FORNEY ACQUISITION

In April 2016, Luminant purchased all of the membership interests in La Frontera Holdings, LLC (La Frontera), the indirect owner of two combined-cycle gas turbine (CCGT) natural gas fueled generation facilities representing nearly 3,000 MW of capacity located in ERCOT, from a subsidiary of NextEra Energy, Inc. (the Lamar and Forney Acquisition). The facility in Forney, Texas has a capacity of 1,912 MW and the facility in Paris, Texas has a capacity of 1,076 MW. The acquisition diversified our fuel mix and increased the dispatch flexibility in our fleet. The aggregate purchase price was approximately $1.313 billion, which included the repayment of approximately $950 million of existing project financing indebtedness of La Frontera at closing, plus approximately $236 million for cash and net working capital. The purchase price was funded by cash-on-hand and additional borrowings under the DIP Facility totaling $1.1 billion. After completing the acquisition, we repaid approximately $230 million of borrowings under the DIP Revolving Credit Facility primarily utilizing cash acquired in the transaction. La Frontera and its subsidiaries were subsidiary guarantors under the DIP Roll Facilities and, on the Effective Date, became subsidiary guarantors under the senior secured exit facilities (see Note 9).

Purchase Accounting

The Lamar and Forney Acquisition has been accounted for in accordance with ASC 805, Business Combinations (ASC 805), with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date.

To fair value the acquired property, plant and equipment, we used a discounted cash flow analysis, classified as Level 3 within the fair value hierarchy levels (see Note 13). This discounted cash flow model was created for each generation facility based on its remaining useful life. The discounted cash flow model included gross margin forecasts for each power generation facility determined using forward commodity market prices obtained from long-term forecasts. We also used management’s forecasts of generation output, operations and maintenance expense, SG&A and capital expenditures. The resulting cash flows, estimated based upon the age of the assets, efficiency, location and useful life, were then discounted using plant specific discount rates of approximately 9%.

The following table summarizes the consideration paid and the preliminary allocation of the purchase price to the fair value amounts recognized for the assets acquired and liabilities assumed related to the Lamar and Forney Acquisition as of the acquisition date. During the three months ended September 30, 2016, the working capital adjustment included in the purchase price was finalized between the parties, and the purchase price allocation was completed.

Cash paid to seller at close	$603
Net working capital adjustments	(4)

Consideration paid to seller	599
Cash paid to repay project financing at close	950

Total cash paid related to acquisition	$1,549

Cash and cash equivalents	$210
Property, plant and equipment — net	1,316
Commodity and other derivative contractual assets	47
Other assets	44

Total assets acquired	1,617

Commodity and other derivative contractual liabilities	53
Trade accounts payable and other liabilities	15

Total liabilities assumed	68

Identifiable net assets acquired	$1,549

The Lamar and Forney Acquisition did not result in the recording of goodwill since the purchase price did not exceed the fair value of the net assets acquired.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information for the nine months ended September 30, 2016 and 2015 assumes that the Lamar and Forney Acquisition occurred on January 1, 2015. The unaudited pro forma financial information is provided for information purposes only and is not necessarily indicative of the results of operations that would have occurred had the Lamar and Forney Acquisition been completed on January 1, 2015, nor are they indicative of future results of operations.

	Nine Months Ended September 30,
	2016	2015
Revenues	$4,116	$4,942
Net loss	$(672)	$(3,009)

The unaudited pro forma financial information includes adjustments for incremental depreciation as a result of the fair value determination of the net assets acquired and interest expense on borrowings under the DIP Roll Facilities in lieu of interest expense incurred prior to the acquisition.

4.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

The following table provides information regarding our goodwill balance, all of which arose in connection with accounting for the Merger. None of the goodwill is being deducted for tax purposes.

Goodwill before impairment charges	$18,322
Accumulated noncash impairment charges	(18,170)

Balance at September 30, 2016 and December 31, 2015	$152

Goodwill Impairments

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually (we have selected a December 1 test date) or whenever events or changes in circumstances indicate an impairment may exist.

During the three months ended September 30, 2015 and March 31, 2015, we experienced impairment indicators related to decreases in forward wholesale electricity prices when compared to those prices reflected in our goodwill impairment testing analysis as of March 31, 2015 and December 1, 2014, respectively. As a result, the likelihood of goodwill impairments had increased, and we initiated further testing of goodwill. During the three and nine months ended September 30, 2015, our testing of goodwill for impairment resulted in impairment charges totaling $700 million and $1.4 billion, respectively.

Identifiable Intangible Assets

Identifiable intangible assets, including amounts that arose in connection with accounting for the Merger, are comprised of the following:

	September 30, 2016			December 31, 2015
Identifiable Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$451	$12	$463	$442	$21
Software and other technology-related assets	411	267	144	385	224	161
Other identifiable intangible assets (a)	53	21	32	72	35	37

Total identifiable intangible assets subject to amortization (b)	$927	$739	188	$920	$701	219

Retail trade name (not subject to amortization)			955			955
Mineral interests (not currently subject to amortization)			5			5

Total identifiable intangible assets			$1,148			$1,179

(a)	Includes favorable purchase and sales contracts, environmental allowances and credits and mining development costs. See discussion below regarding impairment charges recorded in the nine months ended September 30, 2015 related to other identifiable intangible assets.
(b)	Amounts related to fully amortized assets that are expired, or of no economic value, have been excluded from both the gross carrying and accumulated amortization amounts.

Amortization expense related to finite-lived identifiable intangible assets (including the condensed statements of consolidated income (loss) line item) consisted of:

Identifiable Intangible Asset	Condensed Statements of Consolidated Income (Loss) Line	Three Months Ended September 30,		Nine Months Ended September 30,
		2016	2015	2016	2015
Retail customer relationship	Depreciation and amortization	$3	$4	$9	$13
Software and other technology-related assets	Depreciation and amortization	15	17	44	45
Other identifiable intangible assets	Operating revenues/fuel, purchased power costs and delivery fees/depreciation and amortization	3	9	6	21

Total amortization expense (a)		$21	$30	$59	$79

(a)	Amounts recorded in depreciation and amortization totaled $20 million and $24 million for the three months ended September 30, 2016 and 2015, respectively, and $58 million and $64 million for the nine months ended September 30, 2016 and 2015, respectively.

Intangible Impairments

The impairments of our generation facilities in March and September 2015 (see Note 6) resulted in the impairment of the SO2 allowances under the Clean Air Act’s acid rain cap-and-trade program that are associated with those facilities to the extent they are not projected to be used at other sites. The fair market values of the SO2 allowances were estimated to be de minimis based on Level 3 fair value estimates (see Note 13). We also impaired certain of our SO2 allowances under the Cross-State Air Pollution Rule (CSAPR) related to the impaired generation facilities. Accordingly, in the three and nine months ended September 30, 2015, we recorded noncash impairment charges of $4 million and $55 million, respectively, (before deferred income tax benefit) in other deductions (see Note 16) related to our existing environmental allowances and credits intangible asset. SO2 emission allowances granted to us under the acid rain cap-and-trade program were recorded as intangible assets at fair value in connection with purchase accounting related to the Merger in 2007. Additionally, the impairments of our generation and related mining facilities in September 2015 resulted in our recording noncash impairment charges of $19 million (before deferred income tax benefit) in other deductions (see Note 16) related to mine development costs (included in other identifiable intangible assets in the table above) at the facilities.

During the three months ended March 31, 2015, we determined that certain intangible assets related to favorable power purchase contracts should be evaluated for impairment. That conclusion was based on further declines in wholesale electricity prices in ERCOT experienced during the three months ended March 31, 2015. Our fair value measurement was based on a discounted cash flow analysis of the contracts that compared the contractual price and terms of the contract to forecasted wholesale electricity and renewable energy credit (REC) prices in ERCOT. As a result of the analysis, we recorded a noncash impairment charge of $8 million (before deferred income tax benefit) in other deductions (see Note 16).

Estimated Amortization of Identifiable Intangible Assets

As of September 30, 2016, the estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as shown below. As of the Effective Date, Vistra Energy will apply fresh start accounting principles, which could materially impact the estimated amortization expense.

Year	Estimated Amortization Expense
2016	$82
2017	$65
2018	$40
2019	$25
2020	$13

5.	INCOME TAXES

EFH Corp. files a US federal income tax return that includes the results of EFCH, EFIH, Oncor Holdings and TCEH. Prior to the Effective Date, EFH Corp. was the corporate member of the EFH Corp. consolidated group, while each of EFIH, Oncor Holdings, EFCH and TCEH were classified as a disregarded entity for US federal income tax purposes. Pursuant to applicable US Treasury regulations and published guidance of the IRS, corporations that are members of a consolidated group have joint and several liability for the taxes of such group. Subsequent to the Effective Date, the TCEH Debtors and the Contributed EFH Debtors will no longer be included in the consolidated income tax return of EFH Corp. and will be included in an income tax return with Vistra Energy.

Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH, and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, which provided, among other things, that any corporate member or disregarded entity in the EFH Corp. group is required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. Pursuant to the Plan of Reorganization, the TCEH Debtors and the Contributed EFH Debtors rejected this agreement on the Effective Date. See Note 2 for a discussion of the Tax Matters Agreement that was entered on the Effective Date between EFH Corp. and Vistra Energy. Additionally, since the date of the Settlement Agreement, no further cash payments among the Debtors were made in respect of federal income taxes. EFH Corp. has elected to continue to allocate federal income taxes among the entities that are parties to the Federal and State Income Tax Allocation Agreement. The Settlement Agreement did not alter the allocation and payment for state income taxes, which continued to be settled prior to the Effective Date.

The calculation of our effective tax rate is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Income (loss) before income taxes	$184	$(1,933)	$(653)	$(3,883)
Income tax benefit (expense)	$3	$416	$(3)	$816
Effective tax rate	(1.6)%	21.5%	0.5%	21.0%

For the three months ended September 30, 2016, the effective tax rate of (1.6%) related to our income tax benefit was lower than the US Federal statutory rate of 35% due primarily to a forecasted valuation allowance against deferred tax assets, offset by the tax benefit recognized from the settlement agreement reached with the Texas Comptroller of Public Accounts. For the three months ended September 30, 2015, the effective tax rate of 21.5% related to our income tax benefit was lower than the US Federal statutory rate of 35% due primarily to the nondeductible goodwill impairment charge (see Note 4) and nondeductible legal and other professional services costs related to the Chapter 11 Cases. As of September 30, 2016 the valuation allowance against deferred tax assets totaled $401 million.

For the nine months ended September 30, 2016, the effective tax rate of 0.5% related to our income tax expense was lower than the US Federal statutory rate of 35% due primarily to a forecasted valuation allowance against deferred tax assets and Texas margin tax expense compared to pretax losses in 2016. For the nine months ended September 30, 2015, the effective tax rate of 21.0% related to our income tax benefit was lower than the US Federal statutory rate of 35% due primarily to the nondeductible goodwill impairment charges (see Note 4) and nondeductible legal and other professional services costs related to the Chapter 11 Cases, partially offset by the difference in the forecasted effective tax rate and the statutory rate applied to long-lived and intangible asset impairment charges (see Notes 4 and 6) and the tax benefit recognized due to the Texas margin tax rate reduction in the three months ended June 30, 2015.

Liability for Uncertain Tax Positions

In September 2016, EFH Corp. entered into a settlement agreement with the Texas Comptroller of Public Accounts (Comptroller) whereby the Comptroller agreed to release all claims and liabilities related to the EFH Corp. consolidated group’s state taxes, including sales tax, gross receipts utility tax, franchise tax and direct pay tax, through the agreement date, in exchange for a release of all refund claims and a one-time payment of $12 million. This settlement was entered and approved by the Bankruptcy Court in September 2016. As a result of the settlement, we reduced the liability for uncertain tax positions by $27 million.

In July 2016, EFH Corp. executed a Revenue Agent Report (RAR) with the IRS for the 2010 through 2013 tax years. As a result of the RAR, we reduced our liability for uncertain tax positions by $1 million, resulting in a reclassification to the accumulated deferred income tax liability.

In March 2016, EFH Corp. signed a RAR with the IRS for the 2014 tax year. No financial statement impacts resulted from the signing of the 2014 RAR.

In June 2015, EFH Corp. signed a RAR with the IRS for the 2008 and 2009 tax years. The Bankruptcy Court approved EFH Corp.‘s signing of the RAR in July 2015. As a result of EFH Corp. signing this RAR, we reduced the liability for uncertain tax positions by $22 million, resulting in a $18 million increase in noncurrent inter-company tax payable to EFH Corp., a $2 million reclassification to the accumulated deferred income tax liability and the recording of a $2 million income tax benefit.

6.	IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of Lignite/Coal Fueled Generation and Mining Assets

We evaluated our generation assets for impairment during September 2015 as a result of an impairment indicator related to the continued decline in forecasted wholesale electricity prices in ERCOT. Our evaluation concluded that impairments existed at our Martin Lake, Sandow 4 and Sandow 5 generation facilities, and the carrying value for those facilities and related mining facilities were reduced in total by $1.295 billion.

We evaluated our generation assets for impairment during March 2015 as a result of an impairment indicator related to the continued decline in forecasted wholesale electricity prices in ERCOT. Our evaluation concluded that an impairment existed, and the carrying value at our Big Brown generation facility and related mining facility was reduced by $676 million.

Our fair value measurement for these assets was determined based on an income approach that utilized probability-weighted estimates of discounted future cash flows, which were Level 3 fair value measurements (see Note 13). Key inputs into the fair value measurement for these assets included current forecasted wholesale electricity prices in ERCOT, forecasted fuel prices, capital and operating expenditure forecasts and discount rates.

Additional material impairments may occur in the future for our other generation facilities if forward wholesale electricity prices continue to decline or forecasted costs of producing electricity at our generation facilities increase, including increased costs of compliance with proposed environmental regulations.

7.	INTEREST EXPENSE AND RELATED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Interest paid/accrued on debtor-in-possession financing	$38	$16	$76	$47
Adequate protection amounts paid/accrued	331	311	977	920
Interest paid/accrued on pre-petition debt	—	—	1	4
Amortization of debt issuance, amendment and extension costs and discounts	4	—	4	1
Capitalized interest	(2)	(2)	(9)	(8)

Total interest expense and related charges	$371	$325	$1,049	$964

Interest expense for the three and nine months ended September 30, 2016 and 2015 reflects interest paid and accrued on debtor-in-possession financing (see Note 9), adequate protection amounts paid and accrued, as approved by the Bankruptcy Court in June 2014 for the benefit of secured creditors of (a) $22.616 billion principal amount of outstanding borrowings from the TCEH Senior Secured Facilities, (b) $1.750 billion principal amount of outstanding TCEH Senior Secured Notes and (c) the $1.243 billion net liability related to the TCEH first lien interest rate swaps and natural gas hedging positions terminated shortly after the Bankruptcy Filing (see Note 14), in exchange for their consent to the senior secured, super-priority liens contained in the DIP Facility and any diminution in value of their interests in the pre-petition collateral from the Petition Date. The interest rate applicable to the adequate protection amounts paid/accrued for the nine months ended September 30, 2016 was 4.95% (one-month LIBOR plus 4.50%). As of the Effective Date, amounts of adequate protection payments were re-characterized as payments of principal.

The Bankruptcy Code generally restricts payment of interest on pre-petition debt, subject to certain exceptions. Additional interest payments may also be made upon approval by the Bankruptcy Court. Other than amounts ordered or approved by the Bankruptcy Court, effective on the Petition Date, we discontinued recording interest expense on outstanding pre-petition debt classified as LSTC. The table below shows contractual interest amounts, which are amounts due under the contractual terms of the outstanding debt, including debt subject to compromise during the Chapter 11 Cases. Interest expense reported in the condensed statements of consolidated income (loss) does not include contractual interest on pre-petition debt classified as LSTC totaling $213 million and $224 million for the three months ended September 30, 2016 and 2015, respectively, and $640 million and $673 million for the nine months ended September 30, 2016 and 2015, respectively, which has been stayed by the Bankruptcy Court effective on the Petition Date. Adequate protection paid/accrued presented below excludes interest paid/accrued on the TCEH first-lien interest rate and commodity hedge claims (see Note 14) totaling $16 million and $15 million for the three months ended September 30, 2016 and 2015, respectively, and $47 million and $44 million for the nine months ended September 30, 2016 and 2015, respectively, as such amounts are not included in contractual interest amounts below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Contractual interest on debt classified as LSTC	$528	$520	$1,570	$1,549
Adequate protection amounts paid/accrued	315	296	930	876

Contractual interest on debt classified as LSTC not paid/accrued	$213	$224	$640	$673

8.	REORGANIZATION ITEMS

Expenses and income directly associated with the Chapter 11 Cases are reported separately in the condensed statements of consolidated income (loss) as reorganization items as required by ASC 852, Reorganizations. Reorganization items also include adjustments to reflect the carrying value of LSTC at their estimated allowed claim amounts, as such adjustments are determined. The following table presents reorganization items incurred in the three and nine months ended September 30, 2016 and 2015 as reported in the condensed statements of consolidated income (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Expenses related to legal advisory and representation services	$28	$25	$55	$75
Expenses related to other professional consulting and advisory services	19	12	39	46
Contract claims adjustments	10	—	13	28
Other	7	2	9	3

Total reorganization items	$64	$39	$116	$152

9.	DEBTOR-IN-POSSESSION BORROWING FACILITIES AND LONG-TERM DEBT NOT SUBJECT TO COMPROMISE

DIP Roll Facilities — In August 2016, TCEH entered into the DIP Roll Facilities. The facilities provided for up to $4.250 billion in senior secured, super-priority financing consisting of a revolving credit facility of up to $750 million (DIP Roll Revolving Credit Facility), a term loan letter of credit facility of up to $650 million (TCEH DIP Roll Term Loan Letter of Credit Facility) and a term loan facility of up to $2.850 billion (DIP Roll Term Loan Facility). The DIP Roll Facilities were senior, secured, super-priority debtor-in-possession credit agreements by and among the TCEH Debtors, the lenders that were party thereto from time to time and an administrative and collateral agent. The maturity date of the DIP Roll Facilities was the earlier of (a) October 31, 2017 or (b) the Effective Date. On the Effective Date, the DIP Roll Facilities converted to senior secured exit facilities with maturity dates of August 2021 for the revolving credit facility and August 2023 for the term loan facilities (see Note 2).

Net proceeds from the DIP Roll Facilities totaled $3.465 billion and were used to repay $2.65 billion outstanding under the former DIP Facility, fund a $650 million collateral account used to backstop the issuances of letters of credit and pay $107 million of issuance costs. The remaining balance was used for general corporate purposes. Additionally, $800 million of cash from collateral accounts under the former DIP Facility that was used to backstop letters of credit was released to TCEH to be used for general corporate purposes.

The DIP Roll Facilities and related available capacity at September 30, 2016 are presented below. In the September 30, 2016 condensed consolidated balance sheet, the borrowings under the DIP Roll Facilities are reported as noncurrent liabilities.

	September 30, 2016
DIP Roll Facilities	Facility Limit	Cash Borrowings (d)	Available Credit Capacity
DIP Roll Revolving Credit Facility (a)	$750	$—	$750
DIP Roll Term Loan Letter of Credit Facility (b)	650	650	—
DIP Roll Term Loan Facility (c)	2,850	2,850	—

Total DIP Roll Facilities	$4,250	$3,500	$750

(a)	Facility to be used for general corporate purposes.

(b)	Facility used for issuing letters of credit for general corporate purposes. Borrowings under this facility were funded to collateral accounts that are reported as restricted cash in the condensed consolidated balance sheet. At September 30, 2016, the restricted cash supported $546 million in letters of credit outstanding (see Note 11), leaving $104 million in available letter of credit capacity.
(c)	Facility used to repay all amounts outstanding under the former DIP Facility and issuance costs for the DIP Roll Facilities, with the remaining balance used for general corporate purposes.
(d)	Borrowings under debtor-in-possession credit facilities in the condensed balance sheets are presented net of debt issuance costs of $79 million and debt discounts of $34 million.

Any amounts borrowed under the DIP Roll Revolving Credit Facility would bear interest based on applicable LIBOR rates plus 3.25%, and there were no outstanding borrowings at September 30, 2016. Amounts borrowed under the DIP Roll Term Loan Letter of Credit Facility bore interest based on applicable LIBOR rates, subject to a 1% floor, plus 4%, and the rate outstanding on outstanding borrowings was 5.00% at September 30, 2016. Amounts borrowed under the DIP Roll Term Loan Facility bore interest based on applicable LIBOR rates, subject to a 1% floor, plus 4%, and the interest rate on outstanding borrowings was 5.00% at September 30, 2016. The DIP Roll Facilities also provided for certain additional fees payable to the agents and lenders, as well as availability fees payable with respect to any unused portions of the available DIP Roll Facilities.

From and after the Effective Date, the TCEH Debtors’ obligations under the DIP Roll Facilities are secured by a lien covering substantially all of Vistra Energy’s consolidated assets, rights and properties, subject to certain exceptions set forth in the DIP Roll Facilities. From and after the Effective Date, substantially all of TCEH’s subsidiaries are guarantors of the DIP Roll Facilities, including all subsidiaries that were Debtors in the Chapter 11 Cases.

The DIP Roll Facilities also permitted certain hedging agreements to be secured on a pari-passu basis with the DIP Roll Facilities in the event those hedging agreements met certain criteria set forth in the DIP Roll Facilities.

The DIP Roll Facilities provided for a carve-out (RCT Carve-Out) related to mining land reclamation requirements that TCEH’s Luminant Mining subsidiary has with the RCT, which among other things, oversees lignite mining activity in Texas. The RCT Carve-Out was used by Luminant Mining to secure up to $975 million of its mining reclamation obligations with the RCT.

The DIP Roll Facilities provided for affirmative and negative covenants applicable to TCEH, including affirmative covenants requiring TCEH to provide financial information, budgets and other information to the agents under the DIP Roll Facilities, and negative covenants restricting TCEH’s ability to incur additional indebtedness, grant liens, dispose of assets, make investments, pay dividends or take certain other actions, in each case except as permitted in the DIP Roll Facilities. TCEH’s ability to borrow under the DIP Roll Facilities was subject to the satisfaction of certain customary conditions precedent set forth therein.

The DIP Roll Facilities provided for certain customary events of default, including events of default resulting from non-payment of principal, interest or other amounts when due, material breaches of representations and warranties, material breaches of covenants in the DIP Roll Facilities or ancillary loan documents, cross-defaults under other agreements or instruments and the entry of material judgments against TCEH. Solely with respect to the DIP Roll Revolving Credit Facility, and solely during a compliance period (which, in general, is applicable when the aggregate revolving borrowings and revolving letters of credit exceed 30% of the revolving commitments), the agreement included a covenant that required the Consolidated Superpriority Secured Net Debt to Consolidated EBITDA ratio not exceed 4.25 to 1.00. Although we had no borrowings under the DIP Roll Revolving Credit Facility as of September 30, 2016, we would have been in compliance with this financial covenant if it were required to be tested. Upon the existence of an event of default, the DIP Roll Facilities provided that all principal, interest and other amounts due thereunder would become immediately due and payable, either automatically or at the election of specified lenders.

DIP Facility — The DIP Facility provided for up to $3.375 billion in senior secured, super-priority financing consisting of a revolving credit facility of up to $1.950 billion (DIP Revolving Credit Facility) and a term loan facility of up to $1.425 billion (DIP Term Loan Facility). The DIP Facility was a senior, secured, super-priority credit agreement by and among the TCEH Debtors, the lenders that were party thereto and an administrative and collateral agent. At December 31, 2015, all $1.425 billion of the DIP Term Loan Facility were borrowed at an interest rate of 3.75%. Of this amount, $800 million represented amounts that supported issuances of letters of credit that were funded to a collateral account. Of the collateral account at December 31, 2015, $281 million was reported as cash and cash equivalents and $519 million was reported as restricted cash, which represented the amounts of outstanding letters of credit. At December 31, 2015, no amounts were borrowed under the DIP Revolving Credit Facility. As discussed above, in August 2016 all amounts under the DIP Facility were repaid using proceeds from the DIP Roll Facilities, and the $800 million of cash that was funded to the collateral account was released to TCEH to be used for general corporate purposes.

Long-Term Debt Not Subject to Compromise — Amounts presented in the table below represent pre-petition liabilities that are not subject to compromise due to the debt being fully collateralized or specific orders from the Bankruptcy Court approving repayment of the debt.

	September 30, 2016	December 31, 2015
7.48% Fixed Secured Facility Bonds with amortizing payments through January 2017 (a)	$—	$13
Capital lease obligations	2	5
Other	2	2
Unamortized discount	—	(1)

Total	4	19
Less amounts due currently	(4)	(16)

Total long-term debt not subject to compromise	$—	$3

(a)	Debt issued by trust and secured by assets held by the trust.

10.	LIABILITIES SUBJECT TO COMPROMISE (LSTC)

The amounts classified as LSTC reflect the company’s estimate of pre-petition liabilities and other expected allowed claims to be addressed in the Chapter 11 Cases. Amounts classified to LSTC do not include pre-petition liabilities that are fully collateralized by letters of credit or cash deposits. The following table presents LSTC as reported in the condensed consolidated balance sheets at September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Notes, loans and other debt per the following table	$31,668	$31,668
Accrued interest on notes, loans and other debt	646	646
Net liability under terminated TCEH interest rate swap and natural gas hedging agreements (Note 14)	1,243	1,243
Trade accounts payable and other expected allowed claims	191	176
Advances and other payables to affiliates	1	1

Total liabilities subject to compromise	$33,749	$33,734

On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases and discharged substantially all of the $33.7 billion in LSTC.

Pre-Petition Notes, Loans and Other Debt Reported as LSTC

Amounts presented below represent principal amounts of pre-petition notes, loans and other debt reported as LSTC.

	September 30, 2016	December 31, 2015
Senior Secured Facilities:
TCEH Floating Rate Term Loan Facilities due October 10, 2014	$3,809	$3,809
TCEH Floating Rate Letter of Credit Facility due October 10, 2014	42	42
TCEH Floating Rate Revolving Credit Facility due October 10, 2016	2,054	2,054
TCEH Floating Rate Term Loan Facilities due October 10, 2017	15,691	15,691
TCEH Floating Rate Letter of Credit Facility due October 10, 2017	1,020	1,020
11.5% Fixed Senior Secured Notes due October 1, 2020	1,750	1,750
15% Fixed Senior Secured Second Lien Notes due April 1, 2021	336	336
15% Fixed Senior Secured Second Lien Notes due April 1, 2021, Series B	1,235	1,235
10.25% Fixed Senior Notes due November 1, 2015	1,833	1,833
10.25% Fixed Senior Notes due November 1, 2015, Series B	1,292	1,292
10.50% /11.25% Senior Toggle Notes due November 1, 2016	1,749	1,749
Pollution Control Revenue Bonds:
Brazos River Authority:
5.40% Fixed Series 1994A due May 1, 2029	39	39
7.70% Fixed Series 1999A due April 1, 2033	111	111
7.70% Fixed Series 1999C due March 1, 2032	50	50
8.25% Fixed Series 2001A due October 1, 2030	71	71
8.25% Fixed Series 2001D-1 due May 1, 2033	171	171
6.30% Fixed Series 2003B due July 1, 2032	39	39
6.75% Fixed Series 2003C due October 1, 2038	52	52
5.40% Fixed Series 2003D due October 1, 2029	31	31
5.00% Fixed Series 2006 due March 1, 2041	100	100
Sabine River Authority of Texas:
6.45% Fixed Series 2000A due June 1, 2021	51	51
5.20% Fixed Series 2001C due May 1, 2028	70	70
5.80% Fixed Series 2003A due July 1, 2022	12	12
6.15% Fixed Series 2003B due August 1, 2022	45	45
Trinity River Authority of Texas:
6.25% Fixed Series 2000A due May 1, 2028	14	14
Other:
Other	1	1

Total TCEH consolidated notes, loans and other debt	$31,668	$31,668

TCEH Letter of Credit Facility Activity

Borrowings under the TCEH Letter of Credit Facility had been recorded by TCEH as restricted cash that supported issuances of letters of credit. At December 31, 2015, the restricted cash related to the pre-petition TCEH Letter of Credit Facility totaled $507 million, and there were no outstanding letters of credit related to the pre-petition TCEH Letter of Credit Facility. Pursuant to the confirmation of the Plan of Reorganization in August 2016 with respect to the TCEH Debtors and the Contributed EFH Debtors, the restricted cash was released to TCEH and reclassified to cash and cash equivalents.

Information Regarding Significant Pre-Petition Debt

See Note 12 to our December 31, 2015 Financial Statements for information regarding our pre-petition debt. There have been no changes in pre-petition debt since December 31, 2015.

11.	COMMITMENTS AND CONTINGENCIES

Guarantees

We have entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions. Material guarantees are discussed below.

See Notes 9 and 10 for discussion of guarantees and security for certain of our post-petition and pre-petition debt.

Letters of Credit

At September 30, 2016, we had outstanding letters of credit under the DIP Roll Facilities totaling $546 million as follows:

•	$399 million to support commodity risk management and trading collateral requirements in the normal course of business, including over-the-counter and exchange-traded hedging transactions and collateral postings with ERCOT;

•	$64 million to support executory contracts and insurance agreements;

•	$55 million to support our REP financial requirements with the PUCT, and

•	$28 million for other credit support requirements.

On the Effective Date, all of our outstanding letters of credit under the DIP Roll Facilities became obligations under Vistra Energy’s senior secured exit facilities (see Note 9).

Litigation

Litigation Related to EPA Reviews — In June 2008, the EPA issued an initial request for information to TCEH under the EPA’s authority under Section 114 of the Clean Air Act (CAA). The stated purpose of the request is to obtain information necessary to determine compliance with the CAA, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. In April 2013, we received an additional information request from the EPA under Section 114 related to the Big Brown, Martin Lake and Monticello facilities as well as an initial information request related to the Sandow 4 generation facility.

In July 2012, the EPA sent us a notice of violation alleging noncompliance with the CAA’s New Source Review Standards and the air permits at our Martin Lake and Big Brown generation facilities. In July 2013, the EPA sent us a second notice of violation alleging noncompliance with the CAA’s New Source Review Standards at our Martin Lake and Big Brown generation facilities, which the EPA said “superseded” its July 2012 notice. In August 2013, the US Department of Justice, acting as the attorneys for the EPA, filed a civil enforcement lawsuit against Luminant Generation Company LLC and Big Brown Power Company LLC in federal district court in Dallas, alleging violations of the CAA at our Big Brown and Martin Lake generation facilities. In August 2015, the district court issued its ruling on our motion to dismiss and granted the motion as to seven of the nine claims asserted by the EPA in the lawsuit. In August 2016, the EPA filed an amended complaint, eliminating one of the two remaining claims and withdrawing a request for civil penalties in the other remaining claim. The EPA also filed a motion for entry of final judgment. In September 2016, we filed a motion opposing the EPA’s motion for entry of final judgment. In October 2016, the district court denied the EPA’s motion for entry of final judgment.

Presently, the part of the one remaining claims remains before the district court, and it is currently scheduled for trial in October 2017. We believe that we have complied with all requirements of the CAA and intend to vigorously defend against the remaining allegations. The lawsuit requests the maximum civil penalties available under the CAA to the government of up to $32,500 to $37,500 per day for each alleged violation, depending on the date of the alleged violation, and injunctive relief, including an order requiring the installation of best available control technology at the affected units. An adverse outcome could require substantial capital expenditures that cannot be determined at this time and could possibly require the payment of substantial penalties. We cannot predict the outcome of these proceedings, including the financial effects, if any.

Greenhouse Gas Emissions

In August 2015, the EPA finalized rules to address greenhouse gas (GHG) emissions from new, modified and reconstructed units, and existing electricity generation plants. The rule for existing facilities would establish state-specific emissions rate goals to reduce nationwide carbon dioxide emissions related to affected electricity generation units by over 30% from 2012 emission levels by 2030. A number of parties, including Luminant, filed petitions for review in the US Court of Appeals for the District of Columbia Circuit (D.C. Circuit Court) for the rule for new, modified and reconstructed plants. In addition, a number of petitions for review of the rule for existing plants were filed in the D.C. Circuit Court by various parties and groups, including challenges from twenty-seven different states opposed to the rule as well as those from, among others, certain power generating companies, various business groups and some labor unions. Luminant also filed its own petition for review. In January 2016, a coalition of states, industry (including Luminant) and other parties filed applications with the US Supreme Court asking that the court stay the rule while the court reviews the legality of the rule for existing plants. In February 2016, the US Supreme Court stayed the rule pending the conclusion of legal challenges on the rule before the D.C. Circuit Court and until the US Supreme Court disposes of any subsequent petition for review. Oral argument on the merits of the legal challenges to the rule was heard in September 2016 before the entire D.C. Circuit Court. While we cannot predict the outcome of this rulemaking and legal proceedings on our results of operations, liquidity or financial condition, the impacts could be material.

In August 2015, the EPA proposed model rules and federal plan requirements for states to consider as they develop state plans to comply with the rules for GHG emissions. A federal plan would then be finalized for a state if a state fails to submit a state plan by the deadlines established in the CAA for existing plants or if the EPA disapproves a submitted state plan. We filed comments on the federal plan proposal in January 2016. While we cannot predict the timing or outcome of this rulemaking and legal proceedings on our results of operations, liquidity or financial condition, the impacts could be material.

Cross-State Air Pollution Rule (CSAPR)

In July 2011, the EPA issued the CSAPR, compliance with which would have required significant additional reductions of sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions from our fossil fueled generation units. In February 2012, the EPA released a final rule (Final Revisions) and a proposed rule revising certain aspects of the CSAPR, including increases in the emissions budgets for Texas and our generation assets as compared to the July 2011 version of the rule. In June 2012, the EPA finalized the proposed rule (Second Revised Rule).

The CSAPR became effective January 1, 2015. In July 2015, following a remand of the case from the US Supreme Court to consider further legal challenges, the D.C. Circuit Court unanimously ruled in favor of us and other petitioners, holding that the CSAPR emissions budgets over-controlled Texas and other states. The D.C. Circuit Court remanded those states’ budgets to the EPA for prompt reconsideration. While we planned to participate in the EPA’s reconsideration process to develop increased budgets that do not over-control Texas, the EPA instead responded to the remand by updating the NOX ozone season budget for the 2008 ozone standard with a new rulemaking without explicitly addressing the issues of over-control of the 1997 standard. Comments on the EPA’s proposal were submitted by Luminant in February 2016. In June 2016, the EPA issued a memorandum describing the EPA’s proposed approach for responding to the D.C. Circuit Court’s remand for reconsideration of the CSAPR SO2 emission budgets for Texas and three other states that had been remanded to the EPA by the D.C. Circuit Court. In the memorandum, the EPA stated that those four states could either voluntarily participate in the CSAPR by submitting a SIP revision adopting the SO2 budgets that had been previously held invalid by the D.C. Circuit Court and the current annual NOx budgets or, if the state chooses not to participate in the CSAPR, the EPA could withdraw the CSAPR FIPs by the fall of 2016 for those states and address any interstate transport and regional haze obligations on a state-by-state basis. While we cannot predict the outcome of future proceedings related to the CSAPR, including the EPA’s recent actions concerning the CSAPR annual emissions budgets for affected states and participating in the CSAPR program, based upon our current operating plans we do not believe that the CSAPR will cause any material operational, financial or compliance issues. We are currently evaluating the EPA’s recent proposed actions regarding SO2 budgets for Texas.

Regional Haze

The Regional Haze Program of the CAA establishes “as a national goal the prevention of any future, and the remedying of any existing, impairment of visibility in mandatory Class I federal areas, like national parks, which impairment results from man-made pollution.” There are two components to the Regional Haze Program. First, states must establish goals for reasonable progress for Class I federal areas within the state and establish long-term strategies to reach those goals and to assist Class I federal areas in neighboring states to achieve reasonable progress set by those states towards a goal of natural visibility by 2064. Second, electricity generation units built between 1962 and 1977 are subject to best available retrofit technology (BART) standards designed to improve visibility. BART reductions of SO2 and NOX are required either on a unit-by-unit basis or are deemed satisfied by state participation in an EPA-approved regional trading program such as the CSAPR. In February 2009, the TCEQ submitted a State Implementation Plan (SIP) concerning regional haze (Regional Haze SIP) to the EPA. In December 2011, the EPA proposed a limited disapproval of the Regional Haze SIP due to its reliance on the Clean Air Interstate Rule (CAIR) instead of the EPA’s replacement CSAPR program. In August 2012, we filed a petition for review in the Fifth Circuit Court challenging the EPA’s limited disapproval of the Regional Haze SIP on the grounds that the CAIR continued in effect pending the D.C. Circuit Court’s decision in the CSAPR litigation. In September 2012, we filed a petition to intervene in a case filed by industry groups and other states and private parties in the D.C. Circuit Court challenging the EPA’s limited disapproval and issuance of a Federal Implementation Plan (FIP) regarding the regional haze BART program. The Fifth Circuit Court case has since been transferred to the D.C. Circuit Court and consolidated with other pending BART program regional haze appeals. Briefing in the D.C. Circuit Court is scheduled to be completed by March 2017.

In response to a lawsuit by environmental groups, the D.C. Circuit Court issued a consent decree in March 2012 that required the EPA to propose a decision on the Regional Haze SIP by May 2012 and finalize that decision by November 2012. The consent decree requires a FIP for any provisions that the EPA disapproves. The D.C. Circuit Court has amended the consent decree several times to extend the dates for the EPA to propose and finalize a decision on the Regional Haze SIP. The consent decree was modified in December 2015 to extend the deadline for the EPA to finalize action on the determination and adoption of requirements for BART for electricity generation. Under the amended consent decree the EPA has until December 2016 to finalize a FIP for BART for Texas electricity generation sources, if the EPA determines that BART requirements have not been met.

In June 2014, the EPA issued requests for information under Section 114 of the CAA to Luminant and other generators in Texas. After releasing a proposed rule in November 2014 and receiving comments from a number of parties, including Luminant and the State of Texas in April 2015, the EPA released a final rule in January 2016 approving in part and disapproving in part Texas’ SIP for Regional Haze and issuing a FIP for Regional Haze. In the rule, the EPA asserts that the Texas SIP does not show reasonable progress in improving visibility for two areas in Texas and that its long-term strategy fails to make emission reductions needed to achieve reasonable progress in improving visibility in the Wichita Mountains of Oklahoma. Unlike the proposed rule and inconsistent with how the EPA has applied Regional Haze rules to other states, the EPA’s final rule does not treat

Texas’s compliance with the CSAPR as satisfying its obligations under the BART portion of the Regional Haze Program. The EPA concluded that it would not be appropriate to finalize that determination at this time given the remand of the CSAPR budgets. In our view, the EPA’s proposed FIP for Texas goes beyond the requirements of the CAA and sets emission limits on a unit-by-unit basis for 15 electricity generation units in Texas. The EPA’s proposed emission limits assume additional control equipment for specific coal fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at seven generation units and upgrades to existing scrubbers at seven generation units. Specifically for Luminant, the EPA’s emission limitations are based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3, Monticello Unit 3 and Sandow Unit 4. Luminant is continuing to evaluate the requirements and potential financial and operational impacts of the rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale power prices in ERCOT, would likely challenge the long-term economic viability of those units. Under the terms of the rule, the scrubber upgrades will be required by February 2019, and the new scrubbers will be required by February 2021. In March 2016, Luminant and a number of other parties, including the State of Texas, filed petitions for review in the US Fifth Circuit Court challenging the FIP on Texas. Luminant and other parties also filed motions to stay the FIP while the court reviews the legality of the EPA’s action. In July 2016, the Fifth Circuit Court denied the EPA’s motion to dismiss our challenge to the FIP and denied the EPA’s motion to transfer the challenges Luminant, the other industry petitioners and the State of Texas filed to the D.C. Circuit Court. In addition, the Fifth Circuit Court granted the motions to stay filed by Luminant, the other industry petitioners and the State of Texas pending final review of the petitions for review. The case is currently abated until the end of November 2016 in order to allow the parties to pursue settlement discussions. While we cannot predict the outcome of the rulemaking and legal proceedings, the result may have a material impact on our results of operations, liquidity or financial condition.

State Implementation Plan (SIP)

In February 2013, in response to a petition for rulemaking filed by the Sierra Club, the EPA proposed a rule requiring certain states to replace SIP exemptions for excess emissions during malfunctions with an affirmative defense. Texas was not included in that original proposal since it already had an EPA-approved affirmative defense provision in its SIP. In 2014, as a result of a D.C. Circuit Court decision striking down an affirmative defense in another EPA rule, the EPA revised its 2013 proposal to extend the EPA’s proposed findings of inadequacy to states that have affirmative defense provisions, including Texas. The EPA’s revised proposal would require Texas to remove or replace its EPA-approved affirmative defense provisions for excess emissions during startup, shutdown and maintenance events. In May 2015, the EPA finalized the proposal. In June 2015, we filed a petition for review in the Fifth Circuit Court challenging certain aspects of the EPA’s final rule as they apply to the Texas SIP. The State of Texas and other parties have also filed similar petitions in the Fifth Circuit Court. In August 2015, the Fifth Circuit Court transferred the petitions that Luminant and other parties filed to the D.C. Circuit Court, and in October 2015 the petitions were consolidated with the pending petitions challenging the EPA’s action in the D.C. Circuit Court. Briefing in the D.C. Circuit Court on the challenges was completed in October 2016. We cannot predict the timing or outcome of this proceeding.

In June 2014, the Sierra Club filed a petition in the D.C. Circuit Court seeking review of several EPA regulations containing affirmative defenses for malfunctions, including the Mercury and Air Toxics Standard (MATS) rule for power plants. In the petition, the Sierra Club contends this affirmative defense is no longer permissible in light of a D.C. Circuit Court decision regarding similar defenses applicable to the cement industry. Luminant filed a motion to intervene in this case. In July 2014, the D.C. Circuit Court ordered the case stayed pending the EPA’s consideration of a petition for administrative reconsideration of the regulations at issue. In December 2014, the EPA signed a proposal to make technical corrections to the MATS rule. We filed comments on this proposal in April 2015. In March 2016, the EPA finalized the MATS technical corrections, including the removal of affirmative defense for malfunctions. Except as set forth above, we cannot predict the timing or outcome of future proceedings related to this petition, the petition for administrative reconsideration that is pending before the EPA or the financial effects of these proceedings, if any.

Other Matters

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolutions of which, in the opinion of management, are not anticipated to have a material effect on our results of operations, liquidity or financial condition.

12.	MEMBERSHIP INTERESTS

Under applicable law, we are prohibited from paying any distribution to the extent that immediately following payment of such distribution, we would be insolvent.

The agreement governing the DIP Roll Facilities generally restricts our ability to make distributions or loans to any of our parent companies or their subsidiaries unless such distributions or loans were expressly permitted under the agreement governing such facility.

Membership Interests

The following tables present the changes to membership interests for the nine months ended September 30, 2016 and 2015:

Nine Months Ended September 30, 2016
	Capital Account	Accumulated Other Comprehensive Loss	Total Membership Interests
Balance at December 31, 2015	$(22,851)	$(33)	$(22,884)
Net loss	(656)	—	(656)
Net effects of cash flow hedges	—	1	1
Other	—	—	—

Balance at September 30, 2016	$(23,507)	$(32)	$(23,539)

Nine Months Ended September 30, 2015
	Capital Account	Accumulated Other Comprehensive Loss	Total Membership Interests
Balance at December 31, 2014	$(18,174)	$(35)	$(18,209)
Net loss	(3,067)	—	(3,067)
Net effect of cash flow hedges	—	1	1

Balance at June 30, 2015	$(21,241)	$(34)	$(21,275)

13.	FAIR VALUE MEASUREMENTS

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between willing market participants at the measurement date. We use a mid-market valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•	Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 assets and liabilities include exchange-traded commodity contracts. For example, some of our derivatives are NYMEX or the IntercontinentalExchange (an electronic commodity derivative exchange) futures and swaps transacted through clearing brokers for which prices are actively quoted.

•	Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other mathematical means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means, and other valuation inputs. For example, our Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•	Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value. For example, our Level 3 assets and liabilities include certain derivatives with values derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means. See further discussion below.

Prior to the Effective Date, our valuation policies and procedures were developed, maintained and validated by an EFH Corp. centralized risk management group that reported to the EFH Corp. Chief Financial Officer. Risk management functions include commodity price reporting and validation, valuation model validation, risk analytics, risk control, credit risk management and risk reporting.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, we attempt to obtain multiple quotes from brokers (generally non-binding) that are active in the commodity markets in which we participate (and require at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors.

Probable loss from default by either us or our counterparties is considered in determining the fair value of derivative assets and liabilities. These non-performance risk adjustments take into consideration credit enhancements and the credit risks associated with our credit standing and the credit standing of our counterparties (see Note 14 for additional information regarding credit risk associated with our derivatives). We utilize credit ratings and default rate factors in calculating these fair value measurement adjustments.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including, but not limited to, commodity prices, volatility factors, discount rates and other market based factors. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Significant unobservable inputs used to develop the valuation models include volatility curves, correlation curves, illiquid pricing locations and credit/non-performance risk assumptions. Those valuation models are generally used in developing long-term forward price curves for certain commodities. We believe the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

The significant unobservable inputs and valuation models are developed by employees trained and experienced in market operations and fair value measurements and validated by the company’s risk management group, which also further analyzes any significant changes in Level 3 measurements. Significant changes in the unobservable inputs could result in significant upward or downward changes in the fair value measurement.

With respect to amounts presented in the following fair value hierarchy tables, the fair value measurement of an asset or liability (e.g., a contract) is required to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

Assets and liabilities measured at fair value on a recurring basis consisted of the following:

September 30, 2016
	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$118	$97	$109	$4	$328
Nuclear decommissioning trust — equity securities (c)	410	—	—	—	410
Nuclear decommissioning trust — debt securities (c)	—	348	—	—	348

Subtotal	$528	$445	$109	$4	$1,086

Assets measured at net asset value (d):
Nuclear decommissioning trust — equity securities (c)					237

Total assets					$1,323

Liabilities:
Commodity contracts	$97	$17	$12	$4	$130

Total liabilities	$97	$17	$12	$4	$130

December 31, 2015
	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$385	$41	$49	$—	$475
Nuclear decommissioning trust — equity securities (c)	380	219	—	—	599
Nuclear decommissioning trust — debt securities (c)	—	319	—	—	319

Total assets	$765	$579	$49	$—	$1,393

Liabilities:
Commodity contracts	$128	$64	$12	$—	$204

Total liabilities	$128	$64	$12	$—	$204

(a)	See table below for description of Level 3 assets and liabilities.
(b)	Fair values are determined on a contract basis, but certain contracts result in a current asset and a noncurrent liability, or vice versa, as presented in the condensed consolidated balance sheets.

(c)	The nuclear decommissioning trust investment is included in the investments line in the condensed consolidated balance sheets. See Note 16.
(d)	Certain investments measured at fair value using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. This presentation is only allowed for periods beginning after December 15, 2015. The fair value amounts presented in this line are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the condensed consolidated balance sheets.

Commodity contracts consist primarily of natural gas, electricity, fuel oil, uranium and coal agreements and include financial instruments entered into for hedging purposes as well as physical contracts that have not been designated normal purchases or sales. See Note 14 for further discussion regarding derivative instruments.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of our nuclear generation facility. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following tables present the fair value of the Level 3 assets and liabilities by major contract type and the significant unobservable inputs used in the valuations at September 30, 2016 and December 31, 2015:

September 30, 2016
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$39	$(1)	$38	Valuation Model	Hourly price curve shape (d)	$0 to $35/MWh
					Illiquid delivery periods for ERCOT hub power prices and heat rates (e)	$30 to $70/MWh

Electricity spread options	31	(4)	27	Option Pricing Model	Gas to power correlation (f)	50% to 95%
					Power volatility (g)	10% to 60%

Electricity congestion revenue rights	32	(6)	26	Market Approach (h)	Illiquid price differences between settlement points (i)	$0 to $10/MWh
Other (j)	7	(1)	6

Total	$109	$(12)	$97

December 31, 2015
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$1	$(1)	$—	Valuation Model	Illiquid pricing locations (c)	$15 to $35/MWh
					Hourly price curve shape (d)	$15 to $45/MWh

Electricity spread options	2	(7)	(5)	Option Pricing Model	Gas to power correlation (f)	35% to 80%
					Power volatility (g)	10% to 35%

Electricity congestion revenue rights	39	(4)	35	Market Approach (h)	Illiquid price differences between settlement points (i)	$0 to $10/MWh
Other (j)	7	—	7

Total	$49	$(12)	$37

(a)	Electricity purchase and sales contracts include power and heat rate hedging positions in the ERCOT regions. Electricity spread options contracts consist of physical electricity call options. Electricity congestion revenue rights contracts consist of forward purchase contracts (swaps and options) used to hedge electricity price differences between settlement points within ERCOT.
(b)	The range of the inputs may be influenced by factors such as time of day, delivery period, season and location.
(c)	Based on the historical range of forward average monthly ERCOT hub and load zone prices.
(d)	Based on the historical range of forward average hourly ERCOT North Hub prices.
(e)	Based on historical forward ERCOT power price and heat rate variability.
(f)	Estimate of the historical range based on forward natural gas and on-peak power prices for the ERCOT hubs most relevant to our spread options.
(g)	Based on historical forward price changes.
(h)	While we use the market approach, there is insufficient market data to consider the valuation liquid.
(i)	Based on the historical price differences between settlement points within the ERCOT hubs and load zones.
(j)	Other includes contracts for ancillary services, natural gas, power options, coal and coal options.

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy for the three and nine months ended September 30, 2016 and 2015. See the table of changes in fair values of Level 3 assets and liabilities below for discussion of transfers between Level 2 and Level 3 for the three and nine months ended September 30, 2016 and 2015. During the three months ended September 30, 2016, in conjunction with the Lamar and Forney Acquisition, we assumed certain electricity spread options that are classified in Level 3 of the fair value hierarchy.

The following table presents the changes in fair value of the Level 3 assets and liabilities for the three and nine months ended September 30, 2016 and 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net asset (liability) balance at beginning of period	$(9)	$44	$37	$35

Total unrealized valuation gains (losses)	126	(1)	122	13
Purchases, issuances and settlements (a):
Purchases	11	5	37	37
Issuances	(4)	(2)	(20)	(7)
Settlements	(24)	(19)	(51)	(44)
Transfers into Level 3 (b)	—	—	1	—
Transfers out of Level 3 (b)	—	—	1	(7)
Net liabilities assumed in the Lamar and Forney Acquisition (Note 3)	(3)	—	(30)	—

Net change (c)	106	(17)	60	(8)

Net asset (liability) balance at end of period	$97	$27	$97	$27

Unrealized valuation gains (losses) relating to instruments held at end of period	$92	$1	$98	$1

(a)	Settlements reflect reversals of unrealized mark-to-market valuations previously recognized in net income. Purchases and issuances reflect option premiums paid or received.
(b)	Includes transfers due to changes in the observability of significant inputs. Transfers in and out occur at the end of each quarter, which is when the assessments are performed. All Level 3 transfers during the periods presented are in and out of Level 2.
(c)	Substantially all changes in values of commodity contracts (excluding net liabilities assumed in the Lamar and Forney Acquisition) are reported in the condensed statements of consolidated income (loss) in net gain from commodity hedging and trading activities. Activity excludes changes in fair value in the month the positions settled as well as amounts related to positions entered into and settled in the same quarter.

14.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Strategic Use of Derivatives

We transact in derivative instruments, such as options, swaps, futures and forward contracts, to manage commodity price risk. See Note 13 for a discussion of the fair value of derivatives.

Commodity Hedging and Trading Activity — We utilize natural gas derivatives as hedging instruments designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales from our generation assets. In ERCOT, the wholesale price of electricity has generally moved with the price of natural gas. We also enter into derivatives, including electricity, natural gas, fuel oil, uranium, emission and coal instruments, generally for short-term hedging purposes. Unrealized gains and losses arising from changes in the fair value of hedging and trading instruments as well as realized gains and losses upon settlement of the instruments are reported in the condensed statements of consolidated income (loss) in net gain from commodity hedging and trading activities.

Termination of Commodity Hedges and Interest Rate Swaps — Commodity hedges and interest rate swaps entered into prior to the Petition Date are deemed to be forward contracts under the Bankruptcy Code. The Bankruptcy Filing constituted an event of default under these arrangements, and in accordance with the contractual terms, counterparties terminated certain positions shortly after the Bankruptcy Filing. The positions terminated consisted almost entirely of natural gas hedging positions and interest rate swaps that were secured by a first-lien interest in the same assets of TCEH on a pari passu basis with the TCEH Senior Secured Facilities and the TCEH Senior Secured Notes.

Entities with a first-lien security interest included counterparties to both our natural gas hedging positions and interest rate swaps, which had entered into master agreements that provided for netting and setoff of amounts related to these positions. Additionally, certain counterparties to only our interest rate swaps hold the same first-lien security interest. The total net liability of $1.243 billion as of September 30, 2016 is reported in the condensed consolidated balance sheets as a liability subject to compromise. Additionally, counterparties associated with the net liability are allowed, and, prior to the Effective Date, had been receiving, adequate protection payments related to their claims as permitted by TCEH’s cash collateral order approved by the Bankruptcy Court (see Note 7).

Financial Statement Effects of Derivatives

Substantially all derivative contractual assets and liabilities are accounted for under mark-to-market accounting consistent with accounting standards related to derivative instruments and hedging activities. The following tables provide detail of derivative contractual assets and liabilities as reported in the condensed consolidated balance sheets at September 30, 2016 and December 31, 2015. Derivative asset and liability totals represent the net value of the contract, while the balance sheet totals represent the gross value of the contract. All amounts relate to commodity contracts.

	September 30, 2016			December 31, 2015
	Derivative Assets	Derivative Liabilities	Total	Derivative Assets	Derivative Liabilities	Total
Current assets	$256	$—	$256	$465	$—	$465
Noncurrent assets	72	—	72	10	—	10
Current liabilities	(4)	(121)	(125)	—	(203)	(203)
Noncurrent liabilities	—	(5)	(5)	—	(1)	(1)

Net assets (liabilities)	$324	$(126)	$198	$475	$(204)	$271

At September 30, 2016 and December 31, 2015, there were no derivative positions accounted for as cash flow or fair value hedges.

The pretax effect of derivatives on net income (loss), including realized and unrealized effects, totaled $239 million and $130 million in net gains in the three months ended September 30, 2016 and 2015, respectively, and $194 million and $281 million in net gains in the nine months ended September 30, 2016 and 2015, respectively, all of which related to commodity contracts reported in net gain from commodity hedging and trading activities in the condensed statements of consolidated income (loss). Amounts represent changes in fair value of positions in the derivative portfolio during the period, as realized amounts related to positions settled are assumed to equal reversals of previously recorded unrealized amounts.

The pretax effect (all losses) on net income and other comprehensive income (OCI) of derivative instruments previously accounted for as cash flow hedges was immaterial in both the three and nine months ended September 30, 2016 and 2015. There were no amounts recognized in OCI for the three and nine months ended September 30, 2016 and 2015.

Accumulated other comprehensive income related to cash flow hedges at September 30, 2016 and December 31, 2015 totaled $32 million and $33 million, respectively, in net losses (after-tax), substantially all of which relates to interest rate swaps previously accounted for as cash flow hedges. In conjunction with fresh start reporting (see Note 1), we expect that the balances in accumulated other comprehensive income will be eliminated from our condensed consolidated balance sheet on the Effective Date.

Balance Sheet Presentation of Derivatives

Consistent with elections under US GAAP to present amounts on a gross basis, we report derivative assets and liabilities in the condensed consolidated balance sheets without taking into consideration netting arrangements we have with counterparties. We may enter into offsetting positions with the same counterparty, resulting in both assets and liabilities. Volatility in underlying commodity prices can result in significant changes in assets and liabilities presented from period to period.

Margin deposits that contractually offset these derivative instruments are reported separately in the condensed consolidated balance sheets. Margin deposits received from counterparties are either used for working capital or other general corporate purposes or, if there are restrictions on the use of cash, amounts are deposited in a separate restricted cash account. At September 30, 2016 and December 31, 2015, essentially all margin deposits held were unrestricted.

We maintain standardized master netting agreements with certain counterparties that allow for the netting of positive and negative exposures. These agreements contain credit enhancements that allow for the right to offset assets and liabilities and collateral received in order to reduce credit exposure between us and the counterparty. These agreements contain specific language related to margin requirements, monthly settlement netting, cross-commodity netting and early termination netting, which is negotiated with the contract counterparty.

The following tables reconcile our derivative assets and liabilities as presented in the condensed consolidated balance sheets to net amounts after taking into consideration netting arrangements with counterparties and financial collateral:

September 30, 2016
	Amounts Presented in Balance Sheet	Offsetting Instruments (a)	Financial Collateral (Received) Pledged (b)	Net Amounts
Derivative assets:
Commodity contracts	$328	$(126)	$(33)	$169
Derivative liabilities:
Commodity contracts	(130)	126	—	(4)

Net amounts	$198	$—	$(33)	$165

December 31, 2015
	Amounts Presented in Balance Sheet	Offsetting Instruments (a)	Financial Collateral (Received) Pledged (b)	Net Amounts
Derivative assets:
Commodity contracts	$475	$(145)	$(147)	$183
Derivative liabilities:
Commodity contracts	(204)	145	6	(53)

Net amounts	$271	$—	$(141)	$130

(a)	Amounts presented exclude trade accounts receivable and payable related to settled financial instruments.
(b)	Financial collateral consists entirely of cash margin deposits.

Derivative Volumes

The following table presents the gross notional amounts of derivative volumes at September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Derivative type	Notional Volume		Unit of Measure
Natural gas (a)	1,464	1,489	Million MMBtu
Electricity	85,019	58,022	GWh
Congestion Revenue Rights (b)	114,474	106,260	GWh
Coal	6	10	Million US tons
Fuel oil	21	35	Million gallons
Uranium	200	75	Thousand pounds

(a)	Represents gross notional forward sales, purchases and options transactions, locational basis swaps and other natural gas transactions.
(b)	Represents gross forward purchases associated with instruments used to hedge electricity price differences between settlement points within ERCOT.

Credit Risk-Related Contingent Features of Derivatives

The agreements that govern our derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of these agreements require the posting of collateral if our credit rating is downgraded by one or more credit rating agencies.

At September 30, 2016 and December 31, 2015, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully collateralized totaled $11 million and $58 million, respectively. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with counterparties totaling $4 million and $31 million at September 30, 2016 and December 31, 2015, respectively. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross-default provisions, remaining liquidity requirements would be immaterial at both September 30, 2016 and December 31, 2015.

In addition, certain derivative agreements include cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. At September 30, 2016 and December 31, 2015, the fair value of derivative liabilities subject to such cross-default provisions were immaterial. At both September 30, 2016 and December 31, 2015, no cash collateral or letters of credit were posted with these counterparties, and there was no liquidity exposure associated with these liabilities.

As discussed immediately above, the aggregate fair values of liabilities under derivative agreements with credit risk-related contingent features, including cross-default provisions, totaled $12 million and $59 million at September 30, 2016 and December 31, 2015, respectively. These amounts are before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets subject to related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

Concentrations of Credit Risk Related to Derivatives

We have concentrations of credit risk with the counterparties to our derivative contracts. At September 30, 2016, total credit risk exposure to all counterparties related to derivative contracts totaled $460 million (including associated accounts receivable). The net exposure to those counterparties totaled $268 million at September 30, 2016 after taking into effect netting arrangements, setoff provisions and collateral, with the largest net exposure to a single counterparty totaling $114 million. At September 30, 2016, the credit risk exposure to the banking and financial sector represented 65% of the total credit risk exposure and 57% of the net exposure.

Exposure to banking and financial sector counterparties is considered to be within an acceptable level of risk tolerance because all of this exposure is with counterparties with investment grade credit ratings. However, this concentration increases the risk that a default by any of these counterparties would have a material effect on our financial condition, results of operations and liquidity. The transactions with these counterparties contain certain provisions that would require the counterparties to post collateral in the event of a material downgrade in their credit rating.

We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies authorize specific risk mitigation tools including, but not limited to, use of standardized master agreements that allow for netting of positive and negative exposures associated with a single counterparty. Credit enhancements such as parent guarantees, letters of credit, surety bonds, liens on assets and margin deposits are also utilized. Prospective material changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. The process can result in the subsequent reduction of the credit limit or a request for additional financial assurances. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the derivative contracts or delays in receipts of expected settlements if the counterparties owe amounts to us.

15.	RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions. As of the Effective Date, pursuant to the Plan of Reorganization, the Sponsor Group, EFH Corp., EFIH, Oncor Holdings and Oncor ceased being affiliates of Vistra Energy and its subsidiaries, including the TCEH Debtors and the Contributed EFH Debtors.

•	Our retail operations pay Oncor for services it provides, principally the delivery of electricity. Expenses recorded for these services, reported in fuel, purchased power costs and delivery fees, totaled $265 million and $279 million for the three months ended September 30, 2016 and 2015, respectively, and $700 million and $739 million for the nine months ended September 30, 2016 and 2015, respectively. The fees are based on rates regulated by the PUCT that apply to all REPs. The condensed consolidated balance sheets at September 30, 2016 and December 31, 2015 reflect amounts due currently to Oncor totaling $146 million and $118 million, respectively, (included in trade accounts and other payables to affiliates) largely related to these electricity delivery fees.

•	Contributions to the EFH Corp. retirement plan by both Oncor and TCEH in 2014 and 2015 resulted in the EFH Corp. retirement plan being fully funded as calculated under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As a result of the Bankruptcy Filing, participants in the EFH Corp. retirement plan who choose to retire would not be eligible for the lump sum payout option under the retirement plan unless the EFH Corp. retirement plan was fully funded. In September 2016, a cash contribution totaling $2 million was made to the EFH Corp. retirement plan, all of which was contributed by TCEH, which resulted in the EFH Corp. retirement plan continuing to be fully funded as calculated under the provisions of ERISA. The balance of the advance totaled $21 million at September 30, 2016, with $6 million recorded as a current asset and $15 million recorded as a noncurrent asset. The balance of the advance totaled $24 million at December 31, 2015, with $6 million recorded as a current asset and $18 million recorded as a noncurrent asset. On the Effective Date, the EFH Corp. retirement plan was transferred to Vistra Energy pursuant to the Plan of Reorganization.

Receivables from affiliates are measured at historical cost and primarily have consisted of notes receivable for cash loaned to EFH Corp. for debt principal and interest payments and other general corporate purposes of EFH Corp. as discussed above. We review economic conditions, counterparty credit scores and historical payment activity to assess the overall collectability of our affiliated receivables. There were no credit loss allowances at September 30, 2016 and December 31, 2015.

•	A former subsidiary of EFH Corp. (and following the Effective Date, a subsidiary of Vistra Energy) bills our subsidiaries for information technology, financial, accounting and other administrative services at cost. These charges, which are largely settled in cash and primarily reported in SG&A expenses, totaled $51 million and $52 million for the three months ended September 30, 2016 and 2015, respectively, and $157 million and $151 million for the nine months ended September 30, 2016 and 2015, respectively.

For the three months ended March 31, 2016, we settled a $2 million payable related to information technology assets purchased from a subsidiary of EFH Corp. in December 2015. For the three months ended March 31, 2015, we settled a $15 million payable related to information technology assets purchased from a subsidiary of EFH Corp. in 2014. For the three months ended June 30, 2015, TCEH purchased and settled $12 million of additional assets. Following the Effective Date, the assets are substantially for the use of Vistra Energy and its subsidiaries.

•	Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility is funded by a delivery fee surcharge billed to REPs by Oncor, as collection agent, and remitted monthly to us (and following the Effective Date, a subsidiary of Vistra Energy) for contribution to the trust fund with the intent that the trust fund assets, reported in investments in our condensed consolidated balance sheets, will ultimately be sufficient to fund the future decommissioning liability, reported in noncurrent liabilities in our condensed consolidated balance sheets. The delivery fee surcharges remitted to us totaled $6 million and $5 million for the three months ended September 30, 2016 and 2015, respectively, and $15 million and $13 million for the nine months ended September 30, 2016 and 2015, respectively. Income and expenses associated with the trust fund and the decommissioning liability incurred by us (and following the Effective Date, a subsidiary of Vistra Energy) are offset by a net change in a receivable/payable that ultimately will be settled through changes in Oncor’s delivery fee rates. At September 30, 2016 and December 31, 2015, the excess of the trust fund balance over the decommissioning liability resulted in a payable totaling $465 million and $409 million, respectively, and is reported in noncurrent liabilities.

•	EFH Corp. files consolidated federal income tax and Texas state margin tax returns that include our results; however, under a Federal and State Income Tax Allocation Agreement, our federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., are recorded as if we file our own corporate income tax return. As of September 30, 2016 and December 31, 2015, we had current income tax liabilities due to EFH Corp. of $10 million and $11 million, respectively. We made tax payments to EFH Corp. of $22 million and $26 million for the nine months ended September 30, 2016 and 2015, respectively. See Note 5 for discussion of cessation of payment of federal income taxes pursuant to the Settlement Agreement.

•	Oncor collected transition surcharges from its customers to recover the payment obligations related to its securitization (transition) bonds issued to recover generation-related regulatory assets. As of September 30, 2016, Oncor had over-collected transition charges of approximately $1 million that is expected to be refunded to us upon PUCT approval.

•	Oncor had requirements in place to assure adequate creditworthiness to support TCEH’s obligation to collect securitization bond-related (transition) charges on its behalf. Under these requirements, as a result of TCEH’s credit rating being below investment grade, we were required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, at December 31, 2015, we had posted letters of credit and/or cash in the amount of $6 million for the benefit of Oncor. In May 2016, the last series of Oncor’s securitization bonds matured and the letters of credit were released.

•	In 2007, TCEH entered into the TCEH Senior Secured Facilities with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of each member of the Sponsor Group have from time to time engaged in commercial banking transactions with us and/or provided financial advisory services to us, in each case in the normal course of business.

•	Affiliates of GS Capital Partners were parties to certain commodity and interest rate hedging transactions with us in the normal course of business.

•	Affiliates of the Sponsor Group have sold or acquired, and in the future may sell or acquire, debt or debt securities issued by us in open market transactions or through loan syndications.

See Notes 9 and 10 for discussion of guarantees by EFCH of certain of our debt. See Note 2 for a discussion of certain agreements entered into on the Effective Date between EFH Corp. and Vistra Energy with respect to the separation of the entities.

16.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Other income:
Insurance settlement	$—	$—	$9	$—
Sale of land	2	—	2	6
All other	3	4	5	9

Total other income	$5	$4	$16	$15

Other deductions:
Adjustment to asbestos liability	$11	$—	$11	$—
Write-off of generation equipment	4	—	45	—
Fees associated with DIP Roll Facilities	5		5
Impairment of favorable purchase contracts (Note 4)	—	—	—	8
Impairment of emission allowances (Note 4)	—	4	—	55
Impairment of mining development costs (Note 4)	—	19	—	19
All other	8	2	14	4

Total other deductions	$28	$25	$75	$86

Restricted Cash

	September 30, 2016		December 31, 2015
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to the DIP Roll Facility (Note 9)	$—	$650	$519	$—
Amounts related to TCEH’s pre-petition Letter of Credit Facility (Note 10)	—	—	—	507
Amounts related to margin deposits held	12	—	—	—

Total restricted cash	$12	$650	$519	$507

Trade Accounts Receivable

	September 30, 2016	December 31, 2015
Wholesale and retail trade accounts receivable	$763	$542
Allowance for uncollectible accounts	(13)	(9)

Trade accounts receivable — net	$750	$533

Gross trade accounts receivable at September 30, 2016 and December 31, 2015 included unbilled revenues of $245 million and $231 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Nine Months Ended September 30,
	2016	2015
Allowance for uncollectible accounts receivable at beginning of period	$9	$15
Increase for bad debt expense	20	29
Decrease for account write-offs	(16)	(28)

Allowance for uncollectible accounts receivable at end of period	$13	$16

Inventories by Major Category

	September 30, 2016	December 31, 2015
Materials and supplies	$235	$226
Fuel stock	119	170
Natural gas in storage	20	32

Total inventories	$374	$428

Investments

	September 30, 2016	December 31, 2015
Nuclear plant decommissioning trust	$995	$918
Land	36	36
Miscellaneous other	7	8

Total investments	$1,038	$962

Nuclear Decommissioning Trust — Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited by TCEH (and following the Effective Date, a subsidiary of Vistra Energy) in the trust fund. Income and expense associated with the trust fund and the decommissioning liability are offset by a corresponding change in a receivable/payable (currently a payable reported in noncurrent liabilities) that will ultimately be settled through changes in Oncor’s delivery fees rates (see Note 15). The nuclear decommissioning trust fund was not a debtor in the Chapter 11 Cases. A summary of investments in the fund follows:

	September 30, 2016
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$327	$22	$(1)	$348
Equity securities (c)	306	347	(6)	647

Total	$633	$369	$(7)	$995

	December 31, 2015
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$310	$11	$(2)	$319
Equity securities (c)	291	315	(7)	599

Total	$601	$326	$(9)	$918

(a)	Includes realized gains and losses on securities sold.
(b)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s Investors Services, Inc. The debt securities are heavily weighted with municipal bonds. The debt securities had an average coupon rate of 3.56% and 3.68% at September 30, 2016 and December 31, 2015, respectively, and an average maturity of 8 years at both September 30, 2016 and December 31, 2015.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

Debt securities held at September 30, 2016 mature as follows: $109 million in one to five years, $82 million in five to ten years and $157 million after ten years.

The following table summarizes proceeds from sales of available-for-sale securities and the related realized gains and losses from such sales.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Realized gains	$3	$1	$3	$2
Realized losses	$(2)	$(2)	$(2)	$(3)
Proceeds from sales of securities	$46	$242	$201	$315
Investments in securities	$(52)	$(247)	$(215)	$(328)

Property, Plant and Equipment

At September 30, 2016 and December 31, 2015, property, plant and equipment of $10.359 billion and $9.349 billion, respectively, which is stated net of accumulated depreciation and amortization of $4.497 billion and $4.037 billion, respectively.

Asset Retirement and Mining Reclamation Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to changes in the nuclear plant decommissioning liability, as all costs are recoverable through the regulatory process as part of Oncor’s delivery fees.

The following table summarizes the changes to these obligations, reported in other current liabilities and other noncurrent liabilities and deferred credits in the condensed consolidated balance sheets, for the nine months ended September 30, 2016:

	Nuclear Plant Decommissioning	Mining Land Reclamation	Other	Total
Liability at December 31, 2015	$508	$215	$107	$830
Additions:
Accretion	22	16	5	43
Adjustment for new cost estimate	—	—	1	1
Incremental reclamation costs	—	14	12	26
Reductions:
Payments	—	(37)	(3)	(40)

Liability at September 30, 2016	530	208	122	860
Less amounts due currently	—	(50)	(1)	(51)

Noncurrent liability at September 30, 2016	$530	$158	$121	$809

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	September 30, 2016	December 31, 2015
Uncertain tax positions, including accrued interest	$—	$41
Asset retirement and mining reclamation obligations	809	764
Unfavorable purchase and sales contracts	525	543
Nuclear decommissioning fund excess over asset retirement obligation (Note 15)	465	409
Other, including retirement and other employee benefits	28	22

Total other noncurrent liabilities and deferred credits	$1,827	$1,779

Unfavorable Purchase and Sales Contracts — The amortization of unfavorable purchase and sales contracts totaled $6 million for both the three months ended September 30, 2016 and 2015 and $18 million and $17 million for the nine months ended September 30, 2016 and 2015, respectively. See Note 4 for intangible assets related to favorable purchase and sales contracts.

As of the Effective Date, unfavorable purchase and sales contracts were removed from the condensed consolidated balance sheet in conjunction with fresh start reporting for TCEH.

Fair Value of Debt

	September 30, 2016		December 31, 2015
Debt:	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Borrowings under debtor-in-possession or senior secured exit facilities (Note 9)	$3,387	$3,526	$1,425	$1,411
Long-term debt not subject to compromise, excluding capital lease obligations (Note 9)	$2	$2	$14	$15

We determine fair value in accordance with accounting standards as discussed in Note 13, and at September 30, 2016, our debt fair value represents Level 2 valuations. We obtain security pricing from an independent party who uses broker quotes and third-party pricing services to determine fair values. Where relevant, these prices are validated through subscription services such as Bloomberg. The fair value estimates of our pre-petition notes, loans and other debt reported as liabilities subject to compromise have been excluded from the table above.

Supplemental Cash Flow Information

	Nine Months Ended September 30,
	2016	2015
Cash payments related to:
Interest paid (a)	$1,064	$974
Capitalized interest	(9)	(8)

Interest paid (net of capitalized interest) (a)	$1,055	$966
Reorganization items (b)	$104	$114
Income taxes	$22	$26
Noncash investing and financing activities:
Construction expenditures (c)	$53	$64

(a)	This amount includes amounts paid for adequate protection.
(b)	Represents cash payments for legal and other consulting services, including amounts paid on behalf of third parties pursuant to contractual obligations approved by the Bankruptcy Court.
(c)	Represents end-of-period accruals for ongoing construction projects.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Expenses payable by the Company in connection with the sale of the common stock being registered, other than underwriting discount and commissions, are estimated as follows:

SEC Registration Fee		$275,670.01
Legal fees and expenses		*
Accounting fees and expenses		*
Printing of registration statement, prospectus, etc.		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law

Vistra Energy Corp. is incorporated under the laws of the state of Delaware.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and

(b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), or (2) by a majority vote of a designated committee of these directors (even though less than a quorum), or (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(c) of the DGCL provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 145(a) or (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for (a) a breach of the director’s duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) a violation of Section 174 of the DGCL (unlawful dividends) or (d) any transaction from which the director derived an improper personal benefit.

Article XII of the Charter eliminates the personal liability of Vistra Energy’s directors to the fullest extent permitted by the DGCL. Such section eliminates the personal liability of a director to Vistra Energy or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Vistra Energy or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (unlawful dividends), or (d) for any transaction from which the director derived an improper personal benefit. Under the Bylaws, Vistra Energy agrees that it is the indemnitor of first resort to provide advancement of expenses or indemnification to directors and officers.

Article VI of the Bylaws provides that Vistra Energy shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to, or was or is otherwise involved in, any action, suit, arbitration, alternative dispute mechanism, inquiry, judicial, administrative or legislative hearing, investigation or other threatened, pending or completed proceeding, whether brought by or in the right of Vistra Energy or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature by reason of the fact that he or she is or was a director, an officer, or while a director or officer of Vistra Energy is or was serving at the request of Vistra Energy as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by applicable law, including, without limitation, the DGCL. Under the Bylaws, except as otherwise required by law, Vistra Energy shall indemnify an officer or director in connection with a proceeding initiated by the officer or director, only if such proceeding or part thereof was authorized or ratified by the Board.

Indemnification Agreements

We have entered into indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Directors’ and Officers’ Liability Insurance

We have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers may, in such capacities, incur.

Item 15. Recent Sales of Unregistered Securities.

On the Effective Date, Vistra Energy issued 427,500,000 shares of common stock in reliance on the exemption provided by Section 1145 of the Bankruptcy Code to holders of certain claims against our Predecessor in exchange for the cancellation of such claims. Also on the Effective Date, Vistra Energy issued 427,500,000 TRA Rights pursuant to Regulation D and Regulation S promulgated under the Securities Act into an escrow account primarily for distribution to former holders of claims against our Predecessor or to settle future disputes in connection with the Plan.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibit Index

See the Exhibit Index following the signature page.

(b) Financial Statement Schedule

None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this registration statement.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas on December 22, 2016.

Vistra Energy Corp. (Registrant)

By:	/s/ Curtis A. Morgan
Name: Curtis A. Morgan
Title: President and Chief Executive Officer

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes Curtis A. Morgan, J. William Holden and Stephanie Zapata Moore, or any of them, as his or her attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his or her name and on his or her behalf, in any and all capacities, a registration statement on Form S-1 and any amendments including post-effective amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)), and to file the same, with all the exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the notes which are the subject of such registration statement, as the case may be, which amendments may make such changes in such registration statement, as the case may be, as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Curtis A. Morgan Curtis A. Morgan	Director, President and Chief Executive Officer (Principal Executive Officer)	December 22, 2016

/s/ J. William Holden J. William Holden	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 22, 2016

/s/ Terry L. Nutt Terry L. Nutt	Senior Vice President and Controller (Principal Accounting Officer)	December 22, 2016

/s/ Gavin R. Baiera Gavin R. Baiera	Director	December 22, 2016

/s/ Jennifer Box Jennifer Box	Director	December 22, 2016

Name	Title	Date

/s/ Jeff Hunter Jeff Hunter	Director	December 22, 2016

/s/ Michael Liebelson Michael Liebelson	Director	December 22, 2016

/s/ Cyrus Madon Cyrus Madon	Director	December 22, 2016

/s/ Geoff Strong Geoff Strong	Director	December 22, 2016

INDEX OF EXHIBITS

Exhibit Number	Description

2.1	Order of the United States Bankruptcy Court for the District of Delaware Confirming the Third Amended Joint Plan of Reorganization

3.1	Certificate of Incorporation of TCEH Corp. (now known as Vistra Energy Corp.), dated October 3, 2016

3.2	Certificate of Amendment of Certificate of Incorporation of TCEH Corp. (now known as Vistra Energy Corp.), dated November 2, 2016

3.3	Restated Bylaws of Vistra Energy Corp., dated November 4, 2016

4.1	Registration Rights Agreement, by and among TCEH Corp. (now known as Vistra Energy Corp.) and the Holders party thereto, dated as of October 3, 2016

5.1*	Opinion of Sidley Austin LLP

10.1	Credit Agreement, by and among TEX Intermediate Company LLC (now known as Vistra Intermediate Company LLC), TEX Operations Company LLC (now known as Vistra Operations LLC) and its subsidiary guarantors named therein, the lenders party thereto from time to time, and Deutsche Bank AG, New York Branch, as administrative and collateral agent, dated as of October 3, 2016

10.2	Amendment to Credit Agreement, dated December 14, 2016

10.3	Collateral Trust Agreement, by and among TEX Operations Company LLC (now known as Vistra Operations LLC), the Grantors from time to time thereto, Railroad Commission of Texas, as first-out representative, and Deutsche Bank AG, New York Branch, as senior credit agreement representative, dated as of October 3, 2016

10.4*	2016 Omnibus Incentive Plan

10.5	Form of Option Award Agreement (Management) for 2016 Omnibus Incentive Plan

10.6	Form of Restricted Stock Unit Award Agreement (Management) for 2016 Omnibus Incentive Plan

10.7	Stockholder’s Agreement, by and between TCEH Corp. (now known as Vistra Energy Corp.) and Apollo Management Holdings, L.P., dated as of October 3, 2016

10.8	Stockholder’s Agreement, by and between TCEH Corp. (now known as Vistra Energy Corp.) and Brookfield Asset Management Private Institutional Capital Adviser (Canada), dated as of October 3, 2016

10.9	Stockholder’s Agreement, by and between TCEH Corp. (now known as Vistra Energy Corp.) and Oaktree Capital Management, L.P. and certain of its affiliated entities, dated as of October 3, 2016

10.10	Tax Receivable Agreement, by and between TEX Energy LLC (now known as Vistra Energy Corp.) and American Stock Transfer & Trust Company, as transfer agent, dated as of October 3, 2016

10.11	Tax Matters Agreement, by and among TEX Energy LLC (now known as Vistra Energy Corp.), Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC, EFI Finance Inc. and EFH Merger Co. LLC, dated as of October 3, 2016

10.12	Transition Services Agreement, by and between Energy Future Holdings Corp. and TEX Operations Company LLC (now known as Vistra Operations Company LLC), dated as of October 3, 2016

10.13	Separation Agreement, by and between Energy Future Holdings Corp., TEX Energy LLC (now known as Vistra Energy Corp.) and TEX Operations Company LLC (now known as Vistra Operations LLC), dated as of October 3, 2016

Exhibit Number	Description

10.14	Purchase and Sale Agreement, dated as of November 25, 2015, by and between La Frontera Ventures, LLC and Luminant Holding Company LLC

10.15	Amended and Restated Split Participant Agreement, by and between Oncor Electric Delivery Company LLC (f/k/a TXU Electric Delivery Company) and TEX Operations Company LLC (now known as Vistra Operations Company LLC), dated as of October 3, 2016

10.16	Employment Agreement between Curtis A. Morgan and Vistra Energy Corp., effective as of October 4, 2016

10.17	Employment Agreement between James A. Burke and Vistra Energy Corp., effective as of October 4, 2016

10.18	Employment Agreement between William Holden and Vistra Energy Corp., effective as of December 5, 2016

10.19	Employment Agreement between Stephanie Zapata Moore and Vistra Energy Corp., effective as of October 4, 2016

10.20	Form of indemnification agreement with directors

10.21	Lease Agreement, dated February 14, 2002, between State Street Bank and Trust Company of Connecticut, National Association, an owner trustee of ZSF/Dallas Tower Trust, a Delaware grantor trust, as lessor and EFH Properties Company (now known as Vistra EP Properties Company), as Lessee (Energy Plaza Property).

10.22	First Amendment, dated June 1, 2007, to Lease Agreement, dated February 14, 2002

21.1	Subsidiaries of Vistra Energy

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of Sidley Austin LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included in signature pages hereto)

*	To be filed by amendment.